As filed with the Securities and Exchange Commission on October 8, 2020.
Registration No. 333-248925

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Kronos Bio, Inc.
(Exact name of registrant as specified in its charter)

Delaware	2834	82-1895605
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1300 So. El Camino Real, Suite 300
San Mateo, California 94402
(650) 781-5200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Norbert Bischofberger, Ph.D.
President and Chief Executive Officer
Kronos Bio, Inc.
1300 So. El Camino Real, Suite 300
San Mateo, California 94402
(650) 781-5200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Charles J. Bair Charles S. Kim Chadwick L. Mills Cooley LLP 4401 Eastgate Mall San Diego, California 92121 (858) 550-6000	Brian J. Cuneo Phillip S. Stoup Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Smaller reporting company	☐
Non-accelerated filer	☒	Accelerated filer	☐
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(3)
Common Stock, $0.001 par value per share	15,131,579	$18.00	$272,368,422	$29,716

(1)Includes 1,973,684 shares that the underwriters have an option to purchase.
(2)Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(3)Of this amount, $23,248 was previously paid.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Subject to Completion, Dated October 8, 2020
13,157,895 Shares
Common Stock

This is the initial public offering of shares of common stock of Kronos Bio, Inc. We are offering 13,157,895 shares of our common stock.
Prior to this offering, there has been no public market for our common stock. We currently expect the initial public offering price will be between $16.00 and $18.00 per share of our common stock.
Our common stock has been approved for listing on the Nasdaq Global Select Market under the symbol “KRON.”
We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced reporting requirements in this prospectus and may elect to do so in future filings.

See the section titled “Risk Factors” beginning on page 13 to read about factors you should consider before deciding to invest in shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Kronos Bio, Inc.	$	$
_______________
(1)See the section titled “Underwriting” for a description of the compensation payable to the underwriters.
We have granted the underwriters an option for a period of 30 days to purchase up to an additional 1,973,684 shares of our common stock at the initial public offering price, less the underwriting discounts and commissions.
The underwriters expect to deliver the shares against payment in New York, New York on            , 2020.

Goldman Sachs & Co. LLC	Jefferies	Cowen	Piper Sandler

Prospectus dated               , 2020

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside the United States.

PROSPECTUS SUMMARY
This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus. You should carefully consider, among other things, the sections of this prospectus titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus. Unless the context otherwise requires, the terms “Kronos Bio,” “Kronos,” “we,” “us,” “our” and similar references in this prospectus refer to Kronos Bio, Inc.
Overview
We are a clinical-stage biopharmaceutical company dedicated to the discovery and development of novel cancer therapeutics designed to transform patient outcomes through a precision medicine strategy by targeting dysregulated transcription. Our proprietary product engine focuses on dysregulated transcription factors and the transcriptional regulatory networks (TRNs) that drive their oncogenic activity. Our lead product candidate, entospletinib (ENTO), is an orally administered, selective spleen tyrosine kinase (SYK) inhibitor that has been tested in 148 acute myeloid leukemia (AML) patients. Based on clinical results in a biomarker-defined subset of patients and subject to discussions with regulatory agencies that we intend to have in the first half of 2021, we plan to initiate a registrational Phase 2/3 clinical trial in 2021 in newly-diagnosed AML patients with NPM1 mutations, with an anticipated data readout in 2023. We are also planning to initiate a Phase 1/2 clinical trial in patients with relapsed or refractory FLT3 mutated AML in 2021. In addition, we are developing KB-0742, which is designed to be an orally bioavailable inhibitor of cyclin dependent kinase 9 (CDK9) with a differentiated selectivity profile, for the treatment of MYC-amplified solid tumors. Subject to clearance of an Investigational New Drug application (IND) for KB-0742, which we plan to submit in the fourth quarter of 2020, we plan to initiate a Phase 1/2 clinical trial in patients with advanced solid tumors in 2021. In addition, we are leveraging our product engine to drive multiple oncology discovery programs targeting dysregulated transcription factors and their associated TRNs.
Addressing the complexity of oncogenic TRNs requires a sophisticated and holistic approach to targeting cancer biology. TRNs encompass hundreds of proteins that function in a coordinated fashion to orchestrate specific gene expression programs that control development and function of healthy cells. Dysregulated TRNs resulting from aberrant transcription factor expression or activity are frequently responsible for reprogramming healthy cells into cancerous tumor cells. We map these oncogenic TRNs and identify the critical nodes and corresponding gene expression signatures that drive cancer. We believe that these critical nodes create selective vulnerabilities, or dependencies, within the tumor, and present attractive targets for therapeutic intervention.
We pursue these high-value targets using our product engine, applying our computational and experimental biology expertise, combined with our proprietary high throughput screening platform and differentiated translational capabilities to systematically target dysregulated transcription factors and their associated TRNs. These collective capabilities allow us to pursue novel product candidates targeting historically challenging targets that have previously been considered undruggable, as well as classically tractable targets within the specific context of an oncogenic TRN.
We have developed a robust clinical and preclinical pipeline through a combination of internal discovery efforts and focused asset acquisition. The following chart summarizes the current stages of our development programs, including our lead product candidate, ENTO, as well as KB-0742, and our next anticipated milestones.

_______________
mt: mutant
In addition, we have discovery efforts focused on four cancer types where dysregulated transcription plays a central role: hematologic malignancies, prostate cancer, MYC-driven cancers, and small cell/neuroendocrine cancers. Our active discovery programs are focused on the specific TRNs noted in the following chart. We anticipate submitting an IND for a drug candid2ate arising from one of these programs in 2022, although we may not be successful in identifying product candidates that can selectively modulate the specific oncogenic TRNs associated with such programs.
SYK Program: ENTO and LANRA
Our lead product candidate, ENTO, is a selective inhibitor targeting SYK, a critical node in a dysregulated TRN within AML defined by persistent high expression of the transcription factors HOXA9 and MEIS1 (HOX/MEIS). SYK is a non-receptor tyrosine kinase and is an important mediator of immunoreceptor signaling in hematopoietic cells with a clearly established role in both malignant and non-malignant hematologic disease.
SYK is a critical dependency in biomarker-defined subsets of AML patients characterized by persistent high HOX/MEIS expression. Multiple AML driver mutations, including NPM1, MLL (KMT2A) gene rearrangements (MLL-r) and DNMT3A, have been associated with elevation of HOX/MEIS, which increases quantity and activity of SYK as part of an oncogenic TRN. SYK contributes to the leukemia cell state through multiple mechanisms, including direct modulation of downstream growth-promoting transcriptional programs, phosphorylation of FLT3, a known driver of leukemogenic signaling, and participation in a positive feedback loop to MEIS1 that maintains high MEIS1 expression. We believe these multiple oncogenic functions make SYK a compelling therapeutic target and a critical node in the HOX/MEIS TRN.
Our expertise in TRN biology allowed us to recognize SYK as a critical node in the HOX/MEIS TRN, and in July 2020, we acquired a portfolio of selective, orally bioavailable small molecule SYK inhibitors from Gilead Sciences, Inc. (Gilead), including clinical-stage product candidates ENTO and lanraplenib (LANRA), immediately accelerating our pipeline to late clinical stage.

ENTO has been evaluated in multiple clinical trials in hematologic malignancies, including a three-arm Phase 1b/2 clinical trial in 148 AML patients, both as a monotherapy and in combination with standard of care. In one arm of this study, 53 newly diagnosed AML patients were treated with ENTO combined with induction chemotherapy (IC). The trial endpoints of establishing a safe combination dose of ENTO with IC and of estimating the rate of complete response (CR) to this combination were met for this study arm. Across all 53 patients, the CR rate at the end of combination ENTO and IC induction was 70%, which is in line with historical CR rates for IC. In addition, a retrospective analysis of this study arm explored the hypothesis that patients with high HOX/MEIS mRNA are more likely to benefit from the addition of ENTO to IC. This retrospective analysis revealed that CR rates in the genetic subsets associated with high HOX/MEIS expression, NPM1 mutations and MLL-r, were 87% (13 out of 15) and 90% (9 out of 10), respectively, compared to 54% (15 out of 28) in patients with neither mutation. Superior overall survival was also observed in the retrospective analysis in patients with HOX/MEIS mRNA levels above the median level of expression as compared to patients with levels of expression below the median. The results of this retrospective analysis are consistent with our preclinical hypothesis of SYK dependency in HOX/MEIS-driven AML. NPM1 mutation is a genetic driver and predictive marker of high HOX/MEIS that is reported to be present in approximately one-third of adult AML patients. Subject to our planned End of Phase 2 meeting with the U.S. Food and Drug Administration (FDA) and similar discussions with European regulatory agencies that we intend to have in the first half of 2021, we plan to directly proceed to a randomized, double-blinded, placebo-controlled registrational Phase 2/3 clinical trial of ENTO in combination with IC, in newly diagnosed AML patients harboring NPM1 mutations, with an anticipated data readout in 2023. In addition, we are planning to initiate a Phase 1/2 clinical trial in combination with a FLT3 inhibitor in patients with relapsed or refractory FLT3 mutated AML in 2021, with an anticipated data readout in 2022, and are also actively exploring rational combinations of ENTO with other agents, including venetoclax and hypomethylating agents (HMAs), in elderly or unfit AML patients with NPM1 mutations.
LANRA is a next generation SYK inhibitor with improved pharmacokinetic (PK) and pharmacologic properties compared with ENTO, including once daily dosing. We believe LANRA may present an attractive follow-on compound to ENTO for use in the treatment of AML or other indications.
CDK9 Program: KB-0742
Our second product candidate, KB-0742, was generated from our product engine’s small molecule microarray (SMM) platform. KB-0742 is designed to be an orally bioavailable inhibitor of CDK9 with a differentiated selectivity profile. CDK9 is a serine/threonine kinase that forms the catalytic core of the positive transcription elongation factor b (P-TEFb). CDK9 is a global regulator of transcription, and has been recognized as a high-value oncology drug target due to its essential role in maintaining high levels of transcription for oncogenes and short-lived anti-apoptotic proteins.
We believe KB-0742’s selectivity, oral bioavailability, and other differentiated pharmacologic properties will enable us to explore multiple dosing schedules in early clinical development, which may help us to identify the optimal level and duration of CDK9 target coverage while minimizing off-target or off-tumor toxicity. Certain tumors are “transcriptionally addicted,” meaning that they require a higher level of transcription than normal cells in order to survive. We believe that we may be able to enhance the therapeutic index for CDK9 inhibition by specifically targeting certain tumors that are genomically-defined and transcriptionally addicted, where CDK9 acts as a critical node in the oncogenic TRN.
Our initial development focus for KB-0742 is in advanced solid tumors with MYC genomic copy number gain (amplification). MYC is a well-characterized transcription factor and a long-recognized driver of cancer that is dysregulated in a significant proportion of malignancies, including lung, breast, ovarian, and various gastro-intestinal cancers, often as a result of genomic amplification. CDK9 is a critical node in the MYC TRN, acting both as an upstream driver of MYC expression and a downstream co-factor of MYC itself that is required to drive the MYC-dependent oncogenic gene expression program. Preclinical characterization of KB-0742 has demonstrated that MYC genomic amplification is associated with increased tumor sensitivity across multiple histologies, potentially enabling a tissue of origin-agnostic development strategy.
We have completed IND-enabling studies and are currently working to submit an IND in the fourth quarter of 2020. Subject to the clearance of our planned IND, we plan to initiate in 2021 a Phase 1/2 clinical trial of KB-0742 in cancer patients to evaluate its safety, PK and pharmacodynamic (PD) properties across multiple dose levels and dosing schedules. After identifying an appropriate dose level and dosing schedule, we intend to enroll expansion cohorts of patients with MYC-amplified solid tumors and potentially other transcriptionally addicted tumor types. The subsequent development path to registration will be based on the frequency, magnitude and durability of responses observed in these expansion cohorts, with anticipated data read out from the expansion cohorts of such trial in 2022.
Discovery Programs
We continually invest in early discovery efforts utilizing our proprietary product engine, with the goal of expanding our pipeline of future product candidates. Our current efforts are focused on four cancer types where dysregulated transcription plays a central role: hematologic malignancies, prostate cancer, MYC-driven cancers, and small cell/neuroendocrine cancers. We anticipate making our first IND submission from among these discovery programs in 2022, although we may not be successful in identifying product candidates that can selectively modulate the specific oncogenic TRNs associated with such programs.
Our Product Engine
Directly targeting the dysregulated transcription factors at the center of oncogenic TRNs is a clinically validated strategy that has shown compelling efficacy and durability of response. Examples include androgen deprivation therapies in prostate cancer, such as enzalutamide and abiraterone, estrogen inhibitors or degraders in breast cancer, such as tamoxifen and fulvestrant, and Ikaros degraders in multiple myeloma, such as lenalidomide and other thalidomide analogues. Despite their potential therapeutic promise, transcription factors at the core of many oncogenic TRNs have been historically challenging targets for conventional drug discovery due to their context-dependent activity, domain structures and complexes.
Our differentiated product engine applies our computational and experimental biology expertise combined with our proprietary SMM platform to systematically target dysregulated transcription factors and their associated TRNs, allowing us to discover and develop novel product candidates targeting historically challenging targets that have previously been considered undruggable, as well as classically tractable targets within the specific context of an oncogenic TRN. Our product engine includes four interconnected components, each of which is informed by our clinical translational expertise.

Interconnected Components of our Product Engine
•Map: Oncogenic TRN Signatures – Leverage our computational biology expertise, engineered cell systems and high throughput transcriptomic profiling to map the structure of TRNs defined by specific dysregulated transcription factors and identify the gene expression signature of selective TRN modulation that can be carried forward into discovery and clinical translation.
•Screen: Our SMM Platform – Conduct high throughput SMM screens against dysregulated transcription factors in tumor cell lysates to identify selective TRN modulators and determine mechanism of action.
•Optimize: From Lead to Product Candidate – Refine pharmacological properties to yield attractive product candidates.
•Validate: Rapid Clinical Proof of Concept – Design and execute hypothesis-driven clinical trials using a precision medicine approach to rapidly deliver clinical proof of concept and inform the path to potential product approval.
Our Strategy
Our goal is to become a leading biopharmaceutical company by discovering transformational small molecule modulators of historically challenging targets in cancer, and then developing and ultimately commercializing those agents using a precision medicine approach for patient populations with high unmet medical need. We intend to do this by continuing to employ our proprietary product engine to discover and develop product candidates. The key elements of our strategy include:
•Rapidly advance our SYK program into registrational clinical trials.
•Establish clinical proof of concept for our CDK9 program.
•Continue to grow our pipeline of product candidates.
•Selectively enter into strategic collaborations to maximize the potential of our pipeline.
•Leverage our experienced management team to build a fully-integrated, science-driven biopharmaceutical company addressing high unmet medical needs.

Our Team and History
We are led by an experienced management team that possesses deep expertise in transcriptional regulation, computational and chemical biology, drug discovery platform technologies, and computational and medicinal chemistry. Collectively, our management team has a track record of obtaining regulatory approval and has successfully commercialized over 25 therapeutic products across multiple indications, including Atripla, Biktarvy, Complera, Epclusa, Genvoya, Harvoni, Sovaldi, Tamiflu, Yescarta and Zytiga. Norbert Bischofberger, Ph.D., our President and Chief Executive Officer, was previously Chief Scientific Officer and Executive Vice President of Research & Development at Gilead where he helped build the company over a 28-year tenure and was responsible for the regulatory approval of over 20 products in therapeutic areas including infectious disease and oncology. Jorge DiMartino, M.D., Ph.D., our Chief Medical Officer and Executive Vice President, Clinical Development, was previously Vice President, Translational Development Oncology at Celgene Corporation, and Group Medical Director at Genentech, Inc. in the Oncology Exploratory Clinical Development group, where he led the early development to proof of concept of multiple agents that subsequently received FDA approval. Christopher Dinsmore, Ph.D., our Chief Scientific Officer, was previously an Entrepreneur-in-Residence at Third Rock Ventures, Vice President and Head of Chemistry at Forma Therapeutics, Inc., and a medicinal chemist at Merck & Co., Inc. for 19 years. Barbara Kosacz, J.D., our Chief Operating Officer and General Counsel, was previously head of the global life sciences practice at the international law firm Cooley LLP, has more than 25 years of experience providing strategic and legal advice to life sciences companies and has structured and negotiated some of the most transformational life sciences transactions in the industry.
Our company was initially founded by Arie Belldegrun, M.D., FACS, Joshua Kazam, David Tanen and Christopher Wilfong from Two River Consulting, LLC (Two River), a life science investment firm that partners with founders to create, finance and operate development-stage biopharmaceutical companies. Two River previously founded Kite Pharma, acquired by Gilead in 2017, and Allogene Therapeutics, Inc. Dr. Belldegrun serves as founding Chairman of our board of directors. Dr. Belldegrun is a clinician scientist and biotechnology entrepreneur who also founded Agensys Corporation, acquired by Astellas Pharma, Inc. in 2007, and Cougar Biotechnology, Inc., acquired by Johnson & Johnson in 2009.
Since our inception, we have raised approximately $278.2 million in funding from leading investors, including Bellco Capital, funds and accounts managed by BlackRock, Inc., funds affiliated with Casdin Partners, Commodore Capital, EcoR1 Capital and Fidelity Management and Research Company, GV (formerly Google Ventures), Invus, Nextech, Omega Funds, Perceptive Life Sciences, Polaris Partners, Surveyor Capital (a Citadel company), funds and accounts advised by T. Rowe Price Associates, Inc., Woodline Partners, Two River and Vida Ventures.
Recent Private Financing
In August 2020, we sold and issued approximately $155.2 million aggregate principal amount of convertible promissory notes (2020 Notes) in a private placement transaction. The 2020 Notes do not accrue interest and will automatically settle into shares of our common stock in connection with the closing of this offering at a settlement price equal to 85% of the initial public offering price per share set forth on the cover page of this prospectus. In connection with this offering, assuming an initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), we anticipate the 2020 Notes will convert into an aggregate of 10,741,406 shares of our common stock.

Risks Associated with Our Business
Our business is subject to a number of risks that you should be aware of before making a decision to invest in our common stock. These risks are more fully described in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:
•We have incurred significant net losses since inception, and we expect to incur losses over the next several years and may not be able to achieve or sustain revenues or profitability in the future.
•Even if this offering is successful, we will need substantial additional funding.
•We have a limited operating history and face significant challenges and will incur substantial expenses as we build our capabilities.
•We may not realize the benefits of our recent asset acquisition from Gilead or any future acquisitions or strategic transactions.
•Our discovery and development activities are focused on novel cancer therapeutics for patients with genetically defined cancers and it is difficult to predict the time and cost of product candidate development and obtaining regulatory approval.
•Drug development involves a lengthy and expensive process with uncertain outcomes, and the results of preclinical studies and early clinical trials are not necessarily predictive of future results.
•If we are unable to successfully develop companion diagnostic tests for our product candidates that require such tests, experience significant delays in doing so, or are unable to obtain any necessary FDA approvals of such tests, we may not be able to obtain approval for our product candidates, may be delayed in doing so, or may not realize the full commercial potential of these product candidates.
•The COVID-19 pandemic could adversely impact our business, including our planned clinical trials.
•Our approach to the discovery and development of product candidates is unproven, and we may not be successful in our efforts to use and further develop our product engine to expand our pipeline of product candidates with commercial value.
•The incidence and prevalence of the target indications for our product candidates have not been established with precision. If the market opportunities for our product candidates are smaller than we estimate or if any approval that we obtain is based on a narrower definition of the patient population, our revenue potential and ability to achieve profitability will be adversely affected.
•Our success depends on our ability to protect our intellectual property and our proprietary technologies.
•We rely, and expect to rely in the future, on third parties, including independent clinical investigators and contract research organizations (CROs), to conduct certain aspects of our preclinical studies and planned clinical trials.
•Our success is highly dependent on our ability to attract and retain highly skilled executive officers and employees.
Corporate Information
We were incorporated under the laws of the State of Delaware on June 2, 2017. Our principal executive offices are located at 1300 So. El Camino Real, Suite 300, San Mateo, California 94402, and our telephone number is (650) 781-5200. Our corporate website address is www.kronosbio.com.

Information contained on, or accessible through, our website shall not be deemed incorporated into and is not a part of this prospectus or the registration statement of which it forms a part. We have included our website in this prospectus solely as an inactive textual reference.
Trademarks and Service Marks
“Kronos Bio,” “Kronos,” the Kronos logo and other trademarks, trade names or service marks of Kronos Bio, Inc. appearing in this prospectus are the property of Kronos Bio, Inc. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert their rights thereto.
Implications of Being an Emerging Growth Company
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (JOBS Act), enacted in April 2012, and we may remain an emerging growth company for up to five years following the completion of this offering. For so long as we remain an emerging growth company, we are permitted and intend to rely on certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.
We would cease to be an “emerging growth company” upon the earliest to occur of: (i) the last day of the fiscal year in which we have $1.07 billion or more in annual revenue; (ii) the date on which we first qualify as a large accelerated filer under the rules of the U.S. Securities and Exchange Commission (SEC); (iii) the date on which we have, in any three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of this offering. We may choose to take advantage of some but not all of these reduced reporting burdens.
In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards, and therefore we will not be subject to the same requirements to adopt new or revised accounting standards as other public companies that are not emerging growth companies.

The Offering

Common stock to be offered	13,157,895 shares.

Option to purchase additional shares	The underwriters have a 30-day option to purchase up to 1,973,684 additional shares of common stock from us.

Common stock to be outstanding immediately after this offering	54,197,144 shares (or 56,170,828 shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds
We estimate that the net proceeds from this offering will be approximately $204.5 million (or approximately $235.7 million if the underwriters exercise in full their option to purchase up to 1,973,684 additional shares of common stock), based on the assumed initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to fund our planned registrational Phase 2/3 clinical trial of ENTO in combination with IC in AML patients with NPM1 mutations and a related milestone payment, to fund our planned Phase 1/2 clinical trial of KB-0742 for the treatment of advanced solid tumors, and the remainder for additional development activities for our SYK and CDK9 programs, continued discovery and preclinical development of additional product candidates, as well as working capital and other general corporate purposes. See the section of this prospectus titled “Use of Proceeds.”

Risk factors	You should read the section of this prospectus titled “Risk Factors” for a discussion of factors to consider carefully, together with all the other information included in this prospectus, before deciding to invest in our common stock.

Nasdaq Global Select Market symbol	"KRON"

Directed share program	At our request, the underwriters have reserved up to 5.0% of the shares of our common stock offered by this prospectus, excluding the additional shares that the underwriters have a 30-day option to purchase, for sale, at the initial public offering price, to certain of our directors and officers and certain other parties related to us. Shares purchased by our directors and officers will be subject to the 180-day lock-up restriction described in the “Underwriting” section of this prospectus. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

The number of shares of our common stock to be outstanding after this offering is based on 41,039,249 shares of common stock outstanding as of June 30, 2020 (which includes 1,447,423 shares outstanding that are subject to forfeiture or our right to repurchase as of such date), and excludes:
•2,236,460 shares of our common stock issuable upon the exercise of outstanding stock options as of June 30, 2020, with a weighted-average exercise price of $2.56 per share;
•1,981,549 shares of our common stock issuable upon the exercise of outstanding stock options granted subsequent to June 30, 2020, with a weighted-average exercise price of $6.79 per share;
•1,132,728 shares of our common stock issued subsequent to June 30, 2020, including 858,387 shares issued pursuant to the exercise of stock options at a weighted-average exercise price of $4.24 per share;
•6,465,175 shares of common stock reserved for future issuance under our 2020 equity incentive plan (2020 Plan), as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the 2020 Plan, which will become effective upon the execution and delivery of the underwriting agreement for this offering (including 240,675 shares of common stock reserved for issuance under our 2017 equity incentive plan (Prior Plan), which shares will be added to the 2020 Plan upon its effectiveness); and
•688,000 shares of common stock reserved for future issuance under our 2020 employee stock purchase plan (ESPP), as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering.
Unless otherwise indicated, all information contained in this prospectus, including the number of shares of common stock that will be outstanding after this offering, assumes or gives effect to:
•the conversion of all outstanding shares of our convertible preferred stock as of June 30, 2020 into an aggregate of 22,687,625 shares of our common stock in connection with the closing of this offering;
•the issuance of 10,741,406 shares of common stock upon the automatic share settlement of the 2020 Notes, assuming an initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), in connection with the completion of this offering;
•the conversion of a $3.0 million principal amount convertible promissory note (Gilead Note) and accrued interest thereon into 210,752 shares of common stock upon the closing of this offering, assuming an initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) and an offering closing date of October 14, 2020;
•no exercise by the underwriters of their option to purchase up to 1,973,684 additional shares of our common stock;
•no exercise of the outstanding options described above;
•the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the closing of this offering and the adoption of our amended and restated bylaws upon the closing of this offering; and
•a one-for-1.055 forward stock split of our common stock that was effected October 2, 2020.

Summary Financial Data
The following tables set forth a summary of our financial data as of, and for the periods ended on, the periods indicated. We have derived the summary statements of operations data for the years ended December 31, 2018 and 2019 from our audited financial statements included elsewhere in this prospectus. We have derived the summary statements of operations data for the six months ended June 30, 2019 and 2020 and the summary balance sheet data as of June 30, 2020 from our unaudited interim condensed financial statements included elsewhere in this prospectus. Our unaudited interim condensed financial statements have been prepared on a basis consistent with our audited financial statements and, in the opinion of management, reflect all adjustments, consisting solely of normal recurring adjustments, necessary for the fair presentation of the financial information in those statements. You should read the following summary financial data together with our financial statements and the related notes included elsewhere in this prospectus and in the sections of this prospectus titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of results that should be expected in any future period, and our results for any interim period are not necessarily indicative of results that should be expected for any full year.

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
			(unaudited)
	(in thousands, except share and per share data)
Statements of Operations Data:
Operating expenses:
Research and development	$5,033	$13,446	$5,172	$13,370
General and administrative	1,612	3,370	1,465	2,777
Total operating expenses	6,645	16,816	6,637	16,147
Loss from operations	(6,645)	(16,816)	(6,637)	(16,147)
Interest income (expense), net	(76)	699	(2)	$573
Net loss	$(6,721)	$(16,117)	$(6,639)	$(15,574)
Net loss per share, basic and diluted(1)	$(1.38)	$(3.05)	$(1.30)	$(2.70)
Weighted-average shares of common stock, basic and diluted(1)	4,856,774	5,278,748	5,088,542	5,764,389
Pro forma net loss per share, basic and diluted (unaudited)(1)		$(0.77)		$(0.55)
Pro forma weighted-average shares of common stock, basic and diluted (unaudited)(1)		20,901,908		28,452,014
_______________
(1)See Notes 12 and 13 to our financial statements included elsewhere in this prospectus for details on the calculation of our basic and diluted net loss per share and our basic and diluted pro forma net loss per share, and the weighted-average number of shares used in computing the per share amounts.

	As of June 30, 2020
	Actual	Pro Forma(1)(3)	Pro Forma As Adjusted(2)(3)
	(unaudited)
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents, and short-term investments	$81,463	$232,788	$437,314
Working capital(4)	76,353	227,678	432,204
Total assets	120,534	271,859	476,385
Convertible preferred stock	122,907	—	—
Total stockholders’ (deficit) equity	(37,981)	236,251	440,777
_______________
(1)The pro forma balance sheet data gives effect to (i) the conversion of all outstanding shares of our convertible preferred stock into an aggregate 22,687,625 shares of our common stock in connection with the closing of this offering; (ii) the settlement of the Gilead Note and accrued interest thereon into 210,752 shares of common stock upon the closing of this offering, assuming an initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) and an offering closing date of October 14, 2020, and a charge to accumulated deficit of $3.6 million; (iii) the receipt of $151.3 million in net cash proceeds from the sale of the 2020 Notes in August 2020 and the settlement of the 2020 Notes into 10,741,406 shares of our common stock and a charge to accumulated deficit of $27.4 million related to the settlement of the 2020 Notes, assuming an initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), in connection with the closing of this offering (which is reflected in pro forma cash and cash equivalents and additional paid in capital); and (iv) the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the closing of this offering.
(2)The pro forma as adjusted balance sheet data gives effect to (i) the pro forma adjustments set forth in footnote (1) above and (ii) our receipt of net proceeds from the sale of 13,157,895 shares of our common stock at the assumed initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase or decrease in the assumed initial public offering price would increase or decrease, as applicable, the pro forma as adjusted amounts of each of our cash, cash equivalents, and short-term investments, working capital, total assets and total stockholders’ equity (deficit) by $12.2 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the pro forma as adjusted amounts of each of our cash, cash equivalents, and short-term investments, working capital, total assets and total stockholders’ equity (deficit) by $15.8 million, assuming no change in the assumed initial public offering price per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(3)This pro forma and pro forma as adjusted information is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing.
(4)We define working capital as our current assets less our current liabilities. See our financial statements and the related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and prospects. In such an event, the market price of our common stock could decline and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.
Risks Related to Our Financial Condition and Capital Requirements
We have incurred significant net losses since inception, and we expect to incur losses over the next several years and may not be able to achieve or sustain revenues or profitability in the future.
Investment in biopharmaceutical product development is a highly speculative undertaking and entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval and become commercially viable. We have no products approved for commercial sale and have not generated any revenue from product sales to date, and we will continue to incur significant research and development and other expenses related to our ongoing operations. We have financed our operations primarily through private placements of our preferred stock and convertible notes.
We have incurred significant net losses in each period since we commenced operations in June 2017. For the years ended December 31, 2018 and 2019, we reported net losses of $6.7 million and $16.1 million, respectively. For the six months ended June 30, 2020, we reported a net loss of $15.6 million. As of June 30, 2020, we had an accumulated deficit of $39.0 million. We expect to continue to incur significant losses for the foreseeable future, and we expect these losses to increase substantially if and as we:
•conduct preclinical studies and clinical trials for our current and future product candidates;
•continue our research and development efforts, submit INDs and clinically develop our product candidates;
•seek marketing approvals for any product candidates that successfully complete clinical trials;
•experience any delays or encounter any issues with any of the above, including but not limited to failed studies, negative or mixed clinical trial results, safety issues or other regulatory challenges, the risk of which in each case may be exacerbated by the ongoing COVID-19 pandemic;
•establish a sales, marketing and distribution infrastructure and establish manufacturing capabilities, whether alone or with third parties, to commercialize product candidates for which we may obtain regulatory approval, if any;
•obtain, expand, maintain, enforce and protect our intellectual property portfolio;
•hire additional clinical, regulatory and scientific personnel; and
•operate as a public company.
Because of the numerous risks and uncertainties associated with biopharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses we will incur or when, if ever, we will be able to achieve profitability. Even if we succeed in commercializing one or more of our product candidates, we will continue to incur substantial research and development and other expenditures to develop, seek regulatory approval for and potentially market our product candidates. We may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability, if ever, to generate revenue from our product candidates. Our prior losses and expected future losses have had and will continue to have an adverse effect on our stockholders’ equity and working capital.
We have not generated any revenue from our product candidates and may never be profitable.
Our ability to become profitable depends upon our ability to generate revenue. To date, we have not generated any revenue from any of our product candidates. We do not expect to generate significant revenue unless or until we successfully complete clinical development and obtain regulatory approval of, and then successfully commercialize, our product candidates. ENTO and LANRA, which we only recently acquired from Gilead in July 2020, are our only product candidates in the clinical stage of development and KB-0742, our only other product candidate, is still in the preclinical stage of development. In addition, all of our product candidates will require additional clinical development, regulatory review and approval, substantial investment, access to sufficient commercial manufacturing capacity and significant marketing efforts before we can generate any revenue from product sales. Our ability to generate revenue from our product candidates depends on a number of factors, including, but not limited to:
•timely completion of our preclinical studies and planned clinical trials, which may be significantly slower or cost more than we currently anticipate and will depend substantially upon the performance of third-party contractors;
•our ability to complete IND-enabling studies and successfully submit and receive authorizations to proceed under INDs or comparable applications;
•whether we are required by the FDA or similar foreign regulatory authorities to conduct additional clinical trials or other studies beyond those planned to support the potential approval and commercialization of our product candidates or of any future product candidates;
•our ability to demonstrate to the satisfaction of the FDA and similar foreign regulatory authorities the safety, potency, purity, efficacy and acceptable risk-benefit profile of our product candidates or any future product candidates and such regulatory authorities’ acceptance of our biomarker-driven development strategy (i.e., our pursuit of approval based on a biomarker rather than a specific cancer indication);
•the prevalence, duration and severity of potential side effects or other safety issues experienced with our product candidates or future product candidates, if any;
•the timely receipt of necessary marketing approvals from the FDA and similar foreign regulatory authorities;
•the willingness of physicians, operators of clinics and patients to utilize or adopt any of our product candidates or future product candidates over or to use in combination with alternative or more established therapies, such as IC and HMAs, to treat AML and MYC-amplified solid tumors and other transcriptionally addicted cancers;
•the actual and perceived availability, cost, risk profile and side effects and efficacy of our product candidates, if approved, relative to existing and future alternative cancer therapies and competitive product candidates and technologies;
•our ability and the ability of third parties with whom we contract to manufacture adequate clinical and commercial supplies of our product candidates or any future product candidates, remain in good standing with regulatory authorities and develop, validate and maintain commercially viable manufacturing processes that are compliant with current good manufacturing practices (cGMP);

•our ability to successfully develop a commercial strategy and thereafter commercialize our product candidates or any future product candidates in the United States and internationally, if approved for marketing, reimbursement, sale and distribution in such countries and territories, whether alone or in collaboration with others;
•patient demand for our product candidates and any future product candidates, if approved; and
•our ability to establish and enforce intellectual property rights in and to our product candidates or any future product candidates.
Many of the factors listed above are beyond our control and could cause us to experience significant delays or prevent us from obtaining regulatory approvals or commercializing any of our product candidates. Even if we are able to commercialize our product candidates, we may not achieve profitability soon after generating product sales, if ever. If we are unable to generate sufficient revenue through the sale of our product candidates or any future product candidates, we may be unable to continue operations without continued funding.
Even if this offering is successful, we will need substantial additional funding. If we are unable to raise capital when needed, we would be compelled to delay, reduce or eliminate our product development programs or commercialization efforts.
We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we commence our planned clinical trials and any other future clinical trials, and continue our discovery and preclinical development activities to identify new product candidates, and seek marketing approval for, our product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Furthermore, upon the closing of this offering, we expect to incur significant additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations, and we may need to raise additional funding sooner than expected if we choose to expand more rapidly than we presently anticipate. We cannot be certain that additional funding will be available on acceptable terms, or at all. Further, the duration and severity of the COVID-19 pandemic and its impact on the economy and financial markets in general could adversely affect our ability to raise additional capital. Until such time, if ever, as we can generate substantial product revenue, we expect to finance our operations through a combination of public or private equity offerings, debt financings, collaborations, strategic partnerships and alliances or marketing, distribution or licensing arrangements with third parties. If we are unable to raise capital when needed or on acceptable terms, we would be forced to delay, reduce or eliminate our discovery and preclinical development programs or any future commercialization efforts.
We had cash, cash equivalents, and short-term investments of $81.5 million as of June 30, 2020. We estimate that our net proceeds from this offering will be $204.5 million, based on an assumed initial public offering price of $17.00  per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We believe that, based upon our current operating plan, our existing capital resources, together with the net proceeds from this offering will be sufficient to fund our anticipated operations into 2024, including through the completion of our planned registrational Phase 2/3 clinical trial of ENTO in combination with IC in AML patients with NPM1 mutations and the completion of our planned Phase 1/2 clinical trial of KB-0742 for the treatment of advanced solid tumors. However, we have based this estimate on our current development plans and assumptions that may prove to be wrong. Additionally, changing circumstances may cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control, including as a result of the COVID-19 pandemic. In any event, our future capital requirements will depend on many factors, including:
•the scope, progress, results and costs of our planned registrational Phase 2/3 clinical trial of ENTO in combination with IC for the treatment of AML patients with NPM1 mutations;
•the scope, progress, results and costs of our planned Phase 1/2 clinical trial of KB-0742;
•the extent to which we pursue clinical development of LANRA;
•the scope, progress, results and costs of discovery, preclinical development and clinical trials for our other product candidates;
•the costs, timing and outcome of regulatory review of our product candidates and any required companion diagnostic;
•the extent to which we develop, in-license or acquire other pipeline product candidates or technologies;
•the costs of future commercialization activities, including product sales, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval;
•the costs associated with completing any post-marketing studies or trials required by the FDA or other regulatory authorities;
•revenue, if any, received from commercial sales of our product candidates, should any of our product candidates receive marketing approval;
•the costs of preparing, filing and prosecuting patent applications, obtaining, maintaining, enforcing and protecting our intellectual property rights and defending intellectual property-related claims; and
•to the extent we pursue strategic collaborations, including collaborations to commercialize any of our product candidates or any companion diagnostic collaborations, our ability to establish and maintain collaborations on favorable terms, if at all.
Even if this offering is successful, we will require additional capital to complete our planned clinical development programs for our current product candidates to obtain regulatory approval. Any additional capital-raising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our current and future product candidates, if approved.
Risks Related to the Discovery and Development of our Product Candidates
We have a limited operating history and face significant challenges and will incur substantial expenses as we build our capabilities.
We were incorporated in June 2017 and acquired certain rights to ETNO and LANRA and other orally bioavailable small molecule SYK inhibitors from Gilead in July 2020. We have a limited operating history and are subject to the risks inherent in a growing company, including, among other things, risks that we may not be able to hire sufficient qualified personnel and establish operating controls and procedures. We currently do not have complete in-house resources to enable our operations. As we build our own capabilities, we expect to encounter risks and uncertainties frequently experienced by growing companies in new and rapidly evolving fields, including the risks and uncertainties related to the evolving effects of the COVID-19 pandemic and those described herein. If we are unable to build our own capabilities, our operating and financial results could differ materially from our expectations, and our business could suffer.
Although ENTO and LANRA have been evaluated in Phase 1 and 2 clinical trials by Gilead, as a company, we have not progressed any product candidates to the clinic. We cannot be certain that our planned clinical trials of our product candidates, including our planned Phase 1/2 clinical trial of KB-0742, our only internally generated product candidate, will begin or be completed when we currently expect, or at all.
We may not realize the benefits of our recent asset acquisition from Gilead or any future acquisitions or strategic transactions.
We recently completed the transfer from Gilead of a portfolio of selective, orally bioavailable small molecule SYK inhibitors, including ENTO and LANRA, that we acquired from Gilead in July 2020, and it is possible that we will encounter challenges with integrating the data and technology related to these acquired product candidates into our business. In such event, our clinical development plans related to the acquired SYK product candidates, including our planned registrational Phase 2/3 clinical trial of ENTO in combination with IC in AML patients with NPM1 mutations, could be delayed or otherwise adversely affected.
In addition, we may acquire other businesses, products or technologies as well as pursue joint ventures or investments in complementary businesses. The success of our recent SYK portfolio acquisition from Gilead, and any future acquisitions or strategic transactions depends on the risks and uncertainties involved including, but not limited to, the following:
•unanticipated liabilities related to acquired assets, companies or joint ventures;
•difficulties integrating acquired personnel, technologies and operations into our existing business;
•retention of key employees;
•diversion of management time and focus from operating our business to management of strategic alliances or joint ventures or acquisition integration challenges;
•increases in our expenses and reductions in our cash available for operations and other uses;
•disruption in our relationships with collaborators or suppliers as a result of such a transaction; and
•possible write-offs or impairment charges relating to acquired assets, businesses or joint ventures.
If any of these risks or uncertainties occur, we may not realize the anticipated benefit of any acquisition or strategic transaction. Additionally, foreign acquisitions and joint ventures are subject to additional risks, including those related to integration of operations across different cultures and languages, currency risks, potentially adverse tax consequences of overseas operations and the particular economic, political and regulatory risks associated with specific countries.
Future acquisitions or dispositions could also result in potentially dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities or amortization expenses or write-offs of goodwill, any of which could harm our financial condition.
Our discovery and development activities are focused on novel cancer therapeutics for patients with genetically defined cancers and it is difficult to predict the time and cost of product candidate development and obtaining regulatory approval.
The discovery and development of novel cancer therapeutics by targeting dysregulated transcription using a biomarker-driven precision medicine strategy is an emerging field, and the scientific discoveries that form the basis for our efforts to discover and develop product candidates are relatively new. The scientific evidence to support the feasibility of developing product candidates based on these discoveries is both preliminary and limited. Although we believe, based on our preclinical work, and the data for ENTO and LANRA generated in clinical trials conducted by Gilead, the TRNs targeted by our programs drive oncogenic activity, future clinical results may not confirm this hypothesis or may only confirm it for certain mutations or certain tumor types. The patient populations for our product candidates are limited to those with cancers that exhibit specific target mutations that we believe serve as a genomic biomarker of transcription factor dysregulation, and may not be completely defined but are substantially smaller than the general treated cancer population, and we will need to screen and identify those patients who have the targeted mutations. Successful identification of patients is dependent on several factors, including achieving certainty as to how specific genetic alterations respond to our product candidates and developing or otherwise obtaining access to satisfactory companion diagnostics to identify such genetic alterations. Furthermore, even if we are successful in identifying patients, we cannot be certain that the resulting patient populations for each mutation will be large enough to allow us to successfully obtain approval for each mutation type and commercialize our products and achieve profitability. In any event, we do not know if our approach of treating patients with genetically defined cancers will be successful, and if our approach is unsuccessful, our business will suffer and you may lose all or part of your investment.
In addition, we are pursuing a biomarker-driven development strategy (i.e., pursuing regulatory approval based on efficacy of our product candidates in a biomarker-defined subset of patients with a specific cancer indication, rather than all such patients who suffer from a specific cancer indication). There is currently a limited number of approved biomarker-specific therapies. We may not receive approval for a biomarker-specific indication or may be delayed in receiving biomarker-specific approval.
Drug development involves a lengthy and expensive process with uncertain outcomes, and the results of preclinical studies and early clinical trials are not necessarily predictive of future results. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of ENTO or our other product candidates.
We are unable to predict when or if our products candidates will prove effective or safe in humans or will obtain marketing approval. Before obtaining marketing approval from regulatory authorities for the sale of any product candidate, we must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to the outcome. A failure of one or more clinical trials can occur at any stage of testing. The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and interim or preliminary results of a clinical trial do not necessarily predict final results. It is not uncommon to observe results in clinical trials that are unexpected based on preclinical studies and early clinical trials, and many product candidates fail in clinical trials despite very promising early results. Moreover, preclinical and clinical data may be susceptible to varying interpretations and analyses. A number of companies in the biopharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving promising results in earlier studies. In addition, there can be no assurance that the encouraging safety and efficacy data observed in the Phase 1b/2 clinical trial of ENTO in 148 AML patients, which was conducted by Gilead, will be indicative of the safety or efficacy results that we will observe in our planned registrational Phase 2/3 clinical trial of ENTO in combination with IC in AML patients with NPM1 mutations.
We may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to obtain marketing approval or commercialize our product candidates, including:
•regulators or institutional review boards (IRBs)/ethics committees (ECs) may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;
•we may experience delays in reaching, or fail to reach, agreement on acceptable clinical trial contracts with prospective trial sites;

•clinical trials for our product candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials, delay clinical trials or abandon product development programs;
•the number of patients required for clinical trials for our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate, participants may drop out of these clinical trials at a higher rate than we anticipate or the duration of these clinical trials may be longer than we anticipate;
•competition for clinical trial participants from investigational and approved therapies may make it more difficult to enroll patients in our clinical trials;
•we or potential future third-party collaborators may fail to obtain the clearance or approval of any required companion diagnostic on a timely basis, or at all;
•our third-party contractors may fail to meet their contractual obligations to us in a timely manner, or at all, or may fail to comply with regulatory requirements;
•we may have to suspend or terminate clinical trials for our product candidates for various reasons, including a finding that the participants are being exposed to unacceptable health risks;
•our product candidates may have undesirable or unexpected side effects or other unexpected characteristics, causing us or our investigators, regulators or IRBs/ECs to suspend or terminate the trials;
•the cost of clinical trials for our product candidates may be greater than we anticipate;
•the supply or quality of our product candidates or other materials necessary to conduct clinical trials for our product candidates may be insufficient or inadequate and result in delays or suspension of our clinical trials; and
•we or potential future third-party collaborators may fail to receive regulatory approval of a companion diagnostic for one or more of our product candidates, or for use with a marketed product.
Our product development costs will increase if we experience delays in preclinical studies or clinical trials or in obtaining marketing approvals. We do not know whether any of our planned preclinical studies or clinical trials will begin on a timely basis or at all, will need to be restructured or will be completed on schedule, or at all.
Significant preclinical or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our product candidates and may harm our business and results of operations.
Any delays in the commencement or completion, or termination or suspension, of our planned or future clinical trials could result in increased costs to us, delay or limit our ability to generate revenue and adversely affect our commercial prospects.
Before we can initiate clinical trials of a product candidate in any indication, we must submit the results of preclinical studies to the FDA along with other information, including information about the product candidate’s chemistry, manufacturing and controls and our proposed clinical trial protocol, as part of an IND or similar regulatory submission under which we must receive authorization to proceed with clinical development.
Before obtaining marketing approval from the FDA of ENTO or of any other product candidate in any indication, we must conduct extensive clinical studies to demonstrate safety and efficacy. Clinical testing is expensive, time consuming and uncertain as to outcome. In addition, we expect to rely in part on preclinical, clinical and quality data generated by our CROs and other third parties for regulatory submissions for our product candidates. While we have or will have agreements governing these third parties’ services, we have limited influence over their actual performance. If these third parties do not make data available to us, or, if applicable, make regulatory submissions in a timely manner, in each case pursuant to our agreements with them, our development programs may be significantly delayed and we may need to conduct additional studies or collect additional data independently. In either case, our development costs would increase. We have two clinical stage product candidates, ENTO and LANRA, which we only recently acquired from Gilead in July 2020 pursuant to the Gilead Asset Purchase Agreement. We have not submitted an IND for any of our other product candidates, and we will need to submit an IND to the FDA which must become effective prior to initiating any clinical trials in the United States for our other product candidates, including KB-0742.
The FDA may require us to conduct additional preclinical studies for any product candidate before it allows us to initiate clinical trials under any IND, which may lead to additional delays and increase the costs of our preclinical development programs.
Any delays in the commencement or completion of our planned or future clinical trials could significantly affect our product development costs. We do not know whether our planned trials will begin on time or be completed on schedule, if at all. The commencement and completion of clinical trials can be delayed for a number of reasons, including delays related to:
•with respect to ENTO, the FDA or applicable European regulatory agencies disagreeing as to the proposed design or implementation of our planned registrational Phase 2/3 clinical trial of ENTO in combination with IC;
•obtaining FDA or foreign regulatory authority authorization to commence a clinical trial or reaching a consensus with the FDA or a foreign regulatory authority on clinical trial design;
•failing to obtain regulatory clearance or approval of companion diagnostics we may use to identify patients for enrollment in our clinical trials;
•any failure or delay in reaching an agreement with CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;
•obtaining approval from one or more IRBs/ECs;
•IRBs/ECs refusing to approve, suspending or terminating the trial at an investigational site, precluding enrollment of additional subjects, or withdrawing their approval of the trial;
•changes to clinical trial protocol;
•clinical sites deviating from trial protocol or dropping out of a trial;
•failing to manufacture or obtain sufficient quantities of product candidate or, if applicable, combination therapies for use in clinical trials;
•patients failing to enroll or remain in our trial at the rate we expect, or failing to return for post-treatment follow-up, including patients failing to remain in our trials due to movement restrictions, health reasons or otherwise resulting from the evolving effects of the COVID-19 pandemic;
•patients choosing an alternative treatment, or participating in competing clinical trials;
•lack of adequate funding to continue the clinical trial;
•patients experiencing severe or unexpected drug-related adverse effects;

•occurrence of serious adverse events in trials of the same class of agents conducted by other companies;
•selecting or being required to use clinical end points that require prolonged periods of clinical observation or analysis of the resulting data;
•a facility manufacturing our product candidates or any of their components being ordered by the FDA or applicable foreign regulatory authorities to temporarily or permanently shut down due to violations of cGMP regulations or other applicable requirements, or infections or cross-contaminations of product candidates in the manufacturing process;
•interruptions to operations of clinical sites, manufacturers, suppliers, or other vendors from a health epidemic or pandemic, such as the COVID-19 pandemic;
•any changes to our manufacturing process that may be necessary or desired;
•third-party clinical investigators losing the licenses or permits necessary to perform our clinical trials, not performing our clinical trials on our anticipated schedule or consistent with the clinical trial protocol, good clinical practices (GCP) or other regulatory requirements;
•us, or our third-party contractors not performing data collection or analysis in a timely or accurate manner or improperly disclosing data prematurely or otherwise in violation of a clinical trial protocol;
•third-party contractors becoming debarred or suspended or otherwise penalized by the FDA or other government or regulatory authorities for violations of regulatory requirements, in which case we may need to find a substitute contractor, and we may not be able to use some or all of the data produced by such contractors in support of our marketing applications; or
•disruptions caused by the COVID-19 pandemic, which may increase the likelihood that we encounter difficulties or delays in initiating, enrolling, conducting or completing our planned clinical trials.
In addition, our proposal for new or emerging biomarker focused endpoints may result in data that is not accepted by certain regulatory bodies or industry professionals, or if such endpoints are later found to be insufficient to establish clinical efficacy, may require us to change the design of our clinical trials. With respect to our planned registrational Phase 2/3 clinical trial of ENTO in combination with IC for the treatment of newly diagnosed AML patients with NPM1 mutations, we plan to establish measurable residual disease (MRD) negative CR as the primary endpoint, in support of regulatory approval. MRD has only recently emerged as a surrogate endpoint for progression free survival in hematological malignancies, and while regulatory approvals on the basis of MRD status have been granted in acute lymphocytic leukemia and Chronic Lymphocytic Leukemia (CLL), to date there has not been any regulatory approval on the basis of MRD status in AML. Further, we have not yet discussed the proposed trial protocol with the FDA, including the proposal to use MRD negative CR as a biomarker-driven primary endpoint or the potential of this trial to serve as a registrational trial to support submission of a New Drug Application (NDA). Our proposed trial design for our planned registrational Phase 2/3 clinical trial of ENTO in combination with IC for the treatment of AML patients with NPM1 mutations, including establishing MRD negative CR rate as the primary endpoint, may not enable an expeditious path to regulatory approval in newly diagnosed AML patients with NPM1 mutations and may not be accepted by the FDA or otherwise be sufficient to obtain regulatory approval, and we may be required to change the design of this trial, including with respect to the primary endpoint, in order to commence this clinical trial or potentially obtain regulatory approval for this indication, which could result in a longer time to potential commercialization of ENTO in the United States, if approved and commercialized at all, could increase the costs of development and could harm our competitive position in the marketplace. In addition, , even if regulatory agencies accept MRD negative CR as a primary endpoint and we are allowed to proceed with our planned Phase 2/3 clinical trial, failure of the industry to adopt MRD negative CR rate as a valid or meaningful endpoint for an AML therapeutic may result in our clinical trial results being discounted or disregarded by industry professionals.
We could also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs/ECs of the institutions in which such trials are being conducted, by a Data Safety Monitoring Board for such trial or by the FDA or foreign regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a pharmaceutical, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. In addition, changes in regulatory requirements and policies may occur, and we may need to amend clinical trial protocols to comply with these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs/ECs for reexamination, which may impact the costs, timing or successful completion of a clinical trial.
Certain of our current or future scientific advisors or consultants who receive compensation from us may become investigators for our future clinical trials. Under certain circumstances, we may be required to report some of these relationships to the FDA. Although we expect any such relationships to be within the FDA’s guidelines, the FDA may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA and may ultimately lead to the denial of marketing approval of ENTO or our other product candidates. If we experience delays in the completion of, or termination of, any clinical trial of ENTO or any other product candidate, the commercial prospects of such product candidate will be harmed, and our ability to generate product revenues will be delayed. Moreover, any delays in completing our clinical trials will increase our costs, slow down our development and approval process and jeopardize our ability to commence product sales and generate revenues which may harm our business, financial condition, results of operations and prospects significantly.
If we experience delays or difficulties in enrolling patients in our planned clinical trials, our receipt of necessary regulatory approval could be delayed or prevented.
We may not be able to initiate or continue our planned clinical trials for our product candidates if we are unable to identify and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA. In addition, some of our competitors may have ongoing clinical trials for product candidates that would treat the same or a similar patient population as we plan to treat with ENTO or our other product candidates in clinical trials, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors’ product candidates.
Subject to the clearance of our planned IND for KB-0742, we plan to initiate a Phase 1/2 clinical trial of KB-0742 in cancer patients to evaluate its safety, PK and PD across multiple dose levels and dosing schedules. Following identification of a recommended Phase 2 clinical trial dose and schedule, we intend to enroll expansion cohorts in one or more biomarker-defined patient populations with transcriptionally addicted cancers, beginning with MYC-amplified solid tumors independent of histology. However, if the safety, PK or PD data from the first stage of the clinical trial suggest our initial doses are suboptimal, this would likely delay initiation of the expansion cohorts. We may also seek to enroll an additional cohort of soft tissue sarcoma patients with transcription factor fusions and patients with chordoma, an incurable solid tumor addicted to the brachyury transcription factor, in order to further demonstrate proof of concept for KB-0742. While we believe it is feasible to enroll such patients at major academic centers, patients with these tumor types are relatively rare, and we may unable to enroll or maintain a sufficient number of these patients in any such additional cohort, which could adversely affect our development and registration strategy for KB-0742.

Patient enrollment is also affected by other factors, including:
•severity of the disease under investigation;
•our ability to recruit clinical trial investigators of appropriate competencies and experience;
•the incidence and prevalence of our target indications;
•clinicians’ and patients’ awareness of, and perceptions as to the potential advantages and risks of our product candidates in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating;
•invasive procedures required to enroll patients and to obtain evidence of the product candidate’s performance during the clinical trial;
•availability and efficacy of approved medications for the disease under investigation;
•eligibility criteria defined in the protocol for the trial in question;
•the size of the patient population required for analysis of the trial’s primary endpoints;
•efforts to facilitate timely enrollment in clinical trials;
•whether we are subject to a partial or full clinical hold on any of our clinical trials;
•reluctance of physicians to encourage patient participation in clinical trials;
•the ability to monitor patients adequately during and after treatment;
•our ability to obtain and maintain patient consents;
•proximity and availability of clinical trial sites for prospective patients; and
•our ability to timely activate clinical trial sites during the ongoing COVID-19 pandemic and other delays and complications resulting from the evolving effects of the COVID-19 pandemic.
Our inability to enroll the required number of patients for our clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether. Enrollment delays in our clinical trials may result in increased development costs, which would cause the value of our company to decline and limit our ability to obtain additional financing.
Adverse side effects or other safety risks associated with ENTO or our other product candidates or future product candidates could delay or preclude approval, cause us to suspend or discontinue clinical trials or abandon further development, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.
As is the case with pharmaceuticals generally, side effects and adverse events (AEs) associated with ENTO have been observed. In ENTO’s first clinical trial in healthy volunteers and subjects with rheumatoid arthritis (RA), the most frequently reported AEs were headache, nausea and constipation without any clear relationship to dose level. Mildly increased liver enzymes were observed in some healthy subjects and patients with RA. In a clinical trial of ENTO in more than 700 patients with hematologic malignancies, predominantly with B cell malignancies such as CLL, the most frequently reported treatment-related AEs, with an incidence greater than 10% in CLL patients, were fatigue, nausea, diarrhea, headache, decreased appetite and fever. AEs of Grade 3 or greater in at least 5% of patients included neutropenia, elevated liver enzymes and electrolyte abnormalities. ENTO has also been tested in a Phase 1b/2 clinical trial in 148 AML patients. Early ENTO safety studies were conducted in relapsed patients as monotherapy and in combination with IC and in newly diagnosed elderly patients in combination with HMAs such as azacytidine or decitabine. Aside from the AEs typical of the disease and

IC, such as cytopenias and fever, the main AEs attributable to ENTO included diarrhea, nausea, and febrile neutropenia. Results of our planned clinical trials, including those for ENTO and KB-0742, could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. Undesirable side effects caused by our product candidates could result in the delay, suspension or termination of clinical trials by us or the FDA or foreign regulatory authorities for a number of reasons. Additionally, due to the high mortality rates of the cancers for which we are initially pursuing development of ENTO and KB-0742, a significant percentage of patients in these clinical trials may die during a trial, which could impact development of these product candidates. If we elect or are required to delay, suspend or terminate any clinical trial, the commercial prospects of our product candidates will be harmed and our ability to generate product revenues from this product candidate will be delayed or eliminated. Serious adverse events observed in clinical trials could hinder or prevent market acceptance of our product candidates. Any of these occurrences may harm our business, prospects, financial condition and results of operations significantly.
Moreover, if our product candidates are associated with undesirable side effects in clinical trials or have characteristics that are unexpected, we may elect to abandon or limit their development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective, which may limit the commercial expectations for our product candidates, if approved. We may also be required to modify our study plans based on findings in our clinical trials. Many drugs that initially showed promise in early stage testing have later been found to cause side effects that prevented further development. In addition, regulatory authorities may draw different conclusions or require additional testing to confirm these determinations.
It is possible that as we test our product candidates in larger, longer and more extensive clinical trials, including with different dosing regimens, or as the use of our product candidates becomes more widespread following any regulatory approval, illnesses, injuries, discomforts and other adverse events that were observed in earlier trials, as well as conditions that did not occur or went undetected in previous trials, will be reported by patients. If such side effects become known later in development or upon approval, if any, such findings may harm our business, financial condition, results of operations and prospects significantly.
In addition, if any of our product candidates receive marketing approval, and we or others later identify undesirable side effects caused by treatment with such drug, a number of potentially significant negative consequences could result, including:
•regulatory authorities may withdraw or limit their approval of the product;
•we may be required to recall a product or we may voluntarily remove it from the marketplace;
•we may be required to change the way the product is administered to patients or conduct additional clinical trials;
•regulatory authorities may require additional warnings on the label, such as a “black box” warning or a contraindication, or issue safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings or other safety information about the product;
•we may be required to implement a Risk Evaluation and Mitigation Strategy (REMS) or create a medication guide outlining the risks of such side effects for distribution to patients;
•additional restrictions may be imposed on the marketing or promotion of the particular product or the manufacturing processes for the product or any component thereof;
•we could be sued and held liable for harm caused to patients;
•the drug could become less competitive; and
•our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of our product candidates, if approved, and could significantly harm our business, financial condition, results of operations and prospects.
Interim, topline and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available, and are subject to audit and verification procedures that could result in material changes in the final data.
From time to time in the future, we may publicly disclose preliminary, interim or topline data from our planned clinical trials. These updates are typically based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the interim, topline or preliminary results that we may report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Interim, topline and preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, such data should be viewed with caution until the final data are available. In addition, we may report interim analyses of only certain endpoints rather than all endpoints. Interim, topline, or preliminary data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse changes between interim data and final data could significantly harm our business and prospects. Further, additional disclosure of interim, topline or preliminary data by us or by our competitors in the future could result in volatility in the price of our common stock after this offering. See the description of risks under the heading “Risks Related to our Common Stock and this Offering” for more disclosure related to the risk of volatility in our stock price.
Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is typically selected from a more extensive amount of available information. You or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular drug, product candidate or our business. If the interim, topline or preliminary data that we report differ from late, final or actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, ENTO or any other product candidates may be harmed, which could harm our business, financial condition, results of operations and prospects.
If we are unable to successfully develop companion diagnostic tests for our product candidates that require such tests, experience significant delays in doing so, or are unable to obtain any necessary FDA approvals of such tests, we may not be able to obtain approval for our product candidates, may be delayed in doing so, or may not realize the full commercial potential of these product candidates.
In developing a product candidate for certain indications, we may decide to use a biomarker-based test to identify patients for enrollment and, or, monitor patients in clinical trials. For example, we plan to use a biomarker-based test to identify patients for enrollment in our planned registrational Phase 2/3 clinical trial of ENTO in combination with IC for the treatment of AML patients with NPM1 mutations. If the FDA determines that a companion diagnostic device is essential to the safe and effective use of a novel therapeutic product or indication, the FDA generally will not approve the therapeutic product or new therapeutic product indication if the companion diagnostic is not also approved or cleared for that indication. The FDA generally requires contemporaneous approvals of a new companion diagnostic with the proposed therapeutic. To date, the FDA has required premarket approval of all companion diagnostics for cancer therapies. As such, if a satisfactory companion diagnostic is not commercially available, we may be required to create or obtain one that would be subject to regulatory approval or clearance requirements.
We plan to develop, either by ourselves or with collaborators, companion diagnostic tests for our product candidates for certain indications, which may include ENTO for the treatment of AML patients with NPM1 mutations. To be successful, we or our collaborators will need to address a number of scientific, technical, regulatory and logistical challenges. Companion diagnostics are regulated as medical devices, and we have no prior experience with medical device or diagnostic test development. If we choose to or are required to develop and seek FDA approval for companion diagnostic tests on our own, we will require additional personnel. We may rely on third parties for the design, development and manufacture of companion diagnostic tests for our product candidates that require such tests. If these parties are unable to successfully develop companion diagnostics for these product candidates, or experience delays in doing so, we may be unable to enroll enough patients for our current and planned clinical trials, the development of these product candidates may be adversely affected, these product candidates may not obtain marketing approval, and we may not realize the full commercial potential of any of these products that obtain marketing approval. In the event a satisfactory companion diagnostic is not commercially available for use with ENTO for the treatment of AML patients with NPM1 mutations, we plan to pursue co-development of a companion diagnostic with ENTO, and would plan to initially develop a prototype companion diagnostic for use as a clinical trial assay to confirm the presence of NPM1 mutations in AML patients in our planned registrational Phase 2/3 clinical trial of ENTO in combination with IC. Any failure to successfully develop this companion diagnostic, if required, may cause or contribute to delayed enrollment of this trial, and may prevent us from initiating the registrational clinical trial of ENTO as well as ultimately seek approval for ENTO in AML patients with NPM1 mutations. As a result, our business, results of operations and financial condition could be materially harmed.
The COVID-19 pandemic could adversely impact our business, including our planned clinical trials.
The COVID-19 pandemic in the United States and in other countries in which we have planned clinical trials and where our current or future third party manufacturers or supply chain vendors operate, could cause significant disruptions that could severely impact our business and our planned clinical trials, including:
•delays or difficulties in screening and enrolling patients in our planned clinical trials;
•delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;
•diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;
•inability or unwillingness of subjects to travel to the clinical trial sites;
•delays or difficulties in data collection and analysis and other related activities;
•decreased implementation of protocol-required clinical trial activities and quality of source data verification at clinical trial sites;
•interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others;

•limitations in employee resources that would otherwise be focused on the conduct of our clinical trials and our other research and development activities, including because of sickness of employees or their families or mitigation measures such as lock-downs and social distancing;
•delays in receiving approval from local regulatory authorities to initiate our planned clinical trials;
•delays in clinical sites receiving the supplies and materials needed to conduct our clinical trials;
•interruption in global shipping that may affect the transport of clinical trial materials, such as investigational drug product used in our clinical trials;
•changes in local regulations as part of a response to the COVID-19 pandemic which may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, delays, or to discontinue the clinical trials altogether;
•delays in necessary interactions with local regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees;
•refusal of the FDA or foreign regulatory authorities to accept data from clinical trials in affected geographies; and
•adverse impacts on global economic conditions which could have an adverse effect on our business and financial condition, including impairing our ability to raise additional capital when needed.
Such disruptions could impede, delay, limit or prevent completion of our preclinical studies or commencement or the continuation of planned or other future clinical trials and ultimately lead to the delay or denial of regulatory approval of our product candidates, which would seriously harm our operations and financial condition and increase our costs and expenses. In addition, we also experienced delays in our discovery and development activities as a result of the COVID-19 pandemic, primarily due to temporary and partial shutdowns at certain of our CROs that have since resumed normal operations, and due to the California and Massachusetts stay-at-home orders where our operations are located. Future or revised stay-at-home orders could result in additional delays or otherwise negatively impact our discovery and development activities. The COVID-19 pandemic could also affect the business of the FDA or other health authorities which could result in delays in meetings related to planned clinical trials and ultimately of reviews and approvals of our product candidates. Moreover, to the extent the evolving effects of the COVID-19 pandemic adversely affect our business and financial condition, they may also have the effect of heightening many of the other risks and uncertainties described elsewhere in this “Risk Factors” section.
The global COVID-19 pandemic continues to rapidly evolve. The extent to which the COVID-19 pandemic may impact our business, preclinical development activities and planned clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate duration and severity of the pandemic, travel restrictions and social distancing in the United States and other countries, business closures or business disruptions and the effectiveness of actions taken in the United States and other countries to contain and treat the disease.
We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.
Because we have limited financial and managerial resources, we focus on research programs and product candidates that we identify for specific indications. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.
Our approach to the discovery and development of product candidates is unproven, and we may not be successful in our efforts to use and further develop our product engine to expand our pipeline of product candidates with commercial value.
A key element of our strategy is to use our product engine to further develop our pipeline of product candidates and progress these product candidates through clinical development and ultimately achieve approval for the treatment of various cancers by focusing on dysregulated transcription factors and the TRNs through which they drive oncogenic activity. The discovery and development activities that we are conducting may not be successful in developing product candidates that are useful in treating cancer or other diseases.
With respect to an internally developed product candidates, our research and development efforts to date have resulted in our discovery and preclinical development of KB-0742 as well as four early-stage discovery programs. KB-0742 may not be safe or effective as a cancer treatment and, with respect to our early-stage discovery programs, we may not identify suitable product candidates for preclinical or clinical development. Our product engine may not be successful in further developing our pipeline of product candidates. For example, we may not be successful in identifying novel product candidates that can selectively modulate oncogenic TRNs. Even if we are successful in building our pipeline of product candidates, the potential product candidates that we identify may not be suitable for clinical development or generate acceptable clinical data, including as a result of being shown to have unacceptable toxicity or other characteristics that indicate that they are unlikely to be products that will receive marketing approval from the FDA or other regulatory authorities or achieve market acceptance. If we do not successfully develop and commercialize product candidates, we will not be able to generate product revenue in the future, which likely would result in significant harm to our financial position and adversely affect our stock price after this offering.
As a company, we have not conducted any clinical trials to date.
While our management team has extensive experience conducting clinical trials, we have not as a company conducted any clinical trials to date. We therefore cannot be certain that our planned clinical trials will begin or be completed on time, or at all. In addition, the ongoing COVID-19 pandemic may create additional challenges in conducting such clinical trials. Moreover, we currently do not have complete in-house resources to enable our operations, including our planned clinical trials, and we may not be able to hire sufficient qualified personnel to support our planned clinical trials.
In addition, large-scale clinical trials require significant financial and management resources and reliance on third-party clinical investigators, CROs and consultants. Relying on third-party clinical investigators, CROs and consultants may force us to encounter delays that are outside of our control. We may be unable to identify and contract with sufficient investigators, CROs and consultants on a timely basis, or at all.
Since the number of patients that we plan to dose in our planned Phase 1/2 clinical trial of KB-0742 will likely be small relative to a later-stage clinical trial, the results from such clinical trial, once completed, may be less reliable than results achieved in larger clinical trials, which may hinder our efforts to further develop and obtain regulatory approval for this product candidate.
In our planned Phase 1/2 clinical trial of KB-0742, we plan to evaluate the safety, PK and PD profile of KB-0742 in patients with advanced solid tumors, and define an optimal dose and schedule for expansion cohorts in cancer patients with MYC-amplified solid tumors and other transcriptionally addicted cancers. The number of patients we would expect to enroll in this clinical trial is likely to be significantly smaller than the number of patients that would need to be enrolled in a registrational or other late-stage clinical trial. The results of clinical trials with smaller sample sizes, such as our planned Phase 1/2 clinical trial of KB-0742, can be disproportionately influenced by various biases associated with the conduct of small clinical trials, such as the potential failure of the smaller sample size to accurately depict the features of the broader patient population, which limits the ability to generalize the results across a broader community, thus making the clinical trial results less reliable than clinical trials with a larger number of patients. As a result, there may be less certainty that such product candidates would achieve a statistically significant effect in any future clinical trials. If we conduct any future clinical trials of KB-0742, we may not achieve a statistically significant result or the same level of statistical significance, if any, that we might have anticipated based on the results observed in our initial Phase 1/2 clinical trial.
Risks Related to the Commercialization of Our Product candidates
The incidence and prevalence of the target indications for our product candidates have not been established with precision. If the market opportunities for our product candidates are smaller than we estimate or if any approval that we obtain is based on a narrower definition of the patient population, our revenue potential and ability to achieve profitability will be adversely affected.
The total addressable market opportunity for ENTO and our other product candidates will ultimately depend upon, among other things, the diagnosis criteria included in the final label for each such product candidate if our product candidates are approved for sale for these indications, acceptance by the medical community and patient access, drug and any related companion diagnostic pricing and their reimbursement. The number of patients in our targeted commercial markets and elsewhere may turn out to be lower than expected, patients may not be otherwise amenable to treatment with our products, or new patients may become increasingly difficult to identify or gain access to, all of which would adversely affect our results of operations and our business.
The market opportunities for certain of our product candidates may be relatively small as they be limited to those patients who are ineligible for or have failed prior treatments and our estimates of the prevalence of our target patient populations may be inaccurate.
Cancer therapies are sometimes characterized as first line, second line, or third line, and the FDA often approves new therapies initially only for a particular line of use. When cancer is detected early enough, first line therapy is sometimes adequate to cure the cancer or prolong life without a cure. Whenever first line therapy, usually chemotherapy, antibody drugs, tumor-targeted small molecules, hormone therapy, radiation therapy, surgery, or a combination of these, proves unsuccessful, second line therapy may be administered. Second line therapies often consist of more chemotherapy, radiation, antibody drugs, tumor-targeted small molecules, or a combination of these. Third line therapies can include chemotherapy, antibody drugs and small molecule tumor-targeted therapies, more invasive forms of surgery and new technologies. Although we plan to initiate a registrational Phase 2/3 clinical trial of ENTO in combination with IC for the treatment of newly diagnosed AML patients with NPM1 mutations, in some instances we may initially seek approval of our product candidates as a second- or third-line therapy. Subsequently, for those product candidates that prove to be sufficiently safe and beneficial, if any, we would expect to seek approval as a second line therapy and potentially as a first line therapy, but there is no guarantee that our product candidates, even if approved as a second or third or subsequent line of therapy, would be approved for an earlier line of therapy, and, prior to any such approvals, we may have to conduct additional clinical trials.
Our projections of both the number of people who have the cancers we are targeting, who may have their tumors genetically sequenced, as well as the subset of people with these cancers in a position to receive a particular line of therapy and who have the potential to benefit from treatment with our product candidates, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations or market research, and may prove to be incorrect. Further, new therapies may change the estimated incidence or prevalence of the cancers that we are targeting. Consequently, even if our product candidates are approved for a second or third line of therapy, the number of patients that may be eligible for treatment with our product candidates may turn out to be much lower than expected. In addition, we have not yet conducted market research to determine how treating physicians would expect to prescribe a product that is approved for multiple tumor types if there are different lines of approved therapies for each such tumor type.
Even if approved, our product candidates may not achieve adequate market acceptance among physicians, patients, healthcare payors and others in the medical community necessary for commercial success.
Even if our product candidates receive regulatory approval, they may not gain adequate market acceptance among physicians, patients, healthcare payors and others in the medical community. The degree of market acceptance of any of our approved product candidates will depend on a number of factors, including:
•the efficacy and safety profile as demonstrated in clinical trials compared to alternative treatments;
•the timing of market introduction of the product candidate as well as competitive products;
•the clinical indications for which the product candidate is approved;
•restrictions on the use of our product candidates, such as boxed warnings or contraindications in labeling, or a REMS, if any, which may not be required of alternative treatments and competitor products;
•the potential and perceived advantages of product candidates over alternative treatments;
•the cost of treatment in relation to alternative treatments;
•the availability of coverage and adequate reimbursement by third-party payors, including government authorities, as well as pricing;
•the willingness of patients to pay insurance deductibles or other cost share amounts, or out of pocket in the absence of coverage and adequate third party payor reimbursement;
•the availability of the approved product candidate for use as a combination therapy;
•relative convenience and ease of administration;
•the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;
•the effectiveness of sales and marketing efforts;
•unfavorable publicity relating to our products or product candidates or similar approved products or product candidates in development by third parties; and
•the approval of other new therapies for the same indications.
If any of our product candidates is approved but does not achieve an adequate level of acceptance by physicians, hospitals, healthcare payors and patients, we may not generate or derive sufficient revenue from that product candidate and our financial results could be negatively impacted.
We currently have no marketing and sales organization and have no experience as a company in marketing products. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, if approved, we may not be able to generate product revenue.
We currently have no sales, marketing or distribution capabilities and have no experience as a company in marketing products. We currently intend to build a commercial infrastructure to support sales of our product candidates. We expect to manage sales, marketing and distribution through internal resources and third-party relationships. We will have to compete with other pharmaceutical and biotechnology companies to recruit, hire, train and retain marketing and sales personnel. While we may commit significant financial and management resources to commercial activities, we will also consider collaborating with one or more pharmaceutical companies to enhance our commercial capabilities.
If we are unable or decide not to establish internal sales, marketing and distribution capabilities, we will pursue arrangements with third-party sales, marketing, and distribution collaborators regarding the sales and marketing of our products, if approved. However, there can be no assurance that we will be able to establish or maintain such arrangements on favorable terms or if at all, or if we are able to do so, that these third-party arrangements will provide effective sales forces or marketing and distribution capabilities. Any revenue we receive will depend upon the efforts of such third parties, which may not be successful. We may have little or no control over the marketing and sales efforts of such third parties and our revenue from product sales may be lower than if we had commercialized our product candidates ourselves. We also face competition in our search for third parties to assist us with the sales and marketing efforts of our product candidates.
There can be no assurance that we will be able to develop in-house sales and distribution capabilities or establish or maintain relationships with third-party collaborators to commercialize any product in the United States or overseas.
Our business entails a significant risk of product liability and if we are unable to obtain sufficient insurance coverage such inability could have an adverse effect on our business and financial condition.
Our business exposes us to significant product liability risks inherent in the development, testing, manufacturing and marketing of therapeutic treatments. Product liability claims could delay or prevent completion of our development programs. If we succeed in marketing products, such claims could result in an FDA, EMA or other regulatory authority investigation of the safety and effectiveness of our products, our manufacturing processes and facilities or our marketing programs. FDA, EMA or other regulatory authority investigations could potentially lead to a recall of our products or more serious enforcement action, limitations on the approved indications for which they may be used or suspension or withdrawal of approvals. Regardless of the merits or eventual outcome, liability claims may also result in decreased demand for our products, injury to our reputation, costs to defend the related litigation, a diversion of management’s time and our resources and substantial monetary awards to trial participants or patients. We currently have product liability insurance that we believe is appropriate for our stage of development and may need to obtain higher levels prior to marketing any of our product candidates, if approved. Any insurance we have or may obtain may not provide sufficient coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to obtain sufficient insurance at a reasonable cost to protect us against losses caused by product liability claims that could have an adverse effect on our business and financial condition.
Any product candidates we develop may become subject to unfavorable third-party coverage and reimbursement policies, as well as pricing regulations.
The availability and extent of coverage and adequate reimbursement by third-party payors, including government health administration authorities, private health coverage insurers, managed care organizations and other third-party payors is essential for most patients to be able to afford expensive treatments. Sales of any of our product candidates that receive marketing approval will depend substantially, both in the United States and internationally, on the extent to which the costs of our product candidates will be covered and reimbursed by third-party payors. If coverage is not available, or is available only to limited indications or strict coverage criteria, we may not be able to successfully commercialize our product candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize an adequate return on our investment. Coverage and reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. If coverage and reimbursement are not available or reimbursement is available only to limited levels, we may not successfully commercialize any product candidate for which we obtain marketing approval. In addition, companion diagnostic tests require coverage and reimbursement separate and apart from the coverage and reimbursement for their companion pharmaceutical or biological products. Similar challenges to obtaining coverage and reimbursement, applicable to pharmaceutical or biological products, will apply to companion diagnostics.
There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products. In the United States, third-party payors, including private and governmental payors, such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs will be covered and reimbursed. The Centers for Medicare & Medicaid Services (CMS), an agency within the U.S. Department of Health and Human Services (HHS) responsible for administering the Medicare program, determines whether and to what extent a new product will be covered and reimbursed under Medicare. The Medicare program is increasingly used as a model for how private payors and other governmental payors develop their coverage and reimbursement policies for drug products. One third-party payor’s determination to provide coverage for a drug product, however, does not assure that other payors will also provide coverage for the product. As a result, the coverage determination process is often time-consuming and costly. This process will require us to provide scientific and clinical support for the use of our products to each third-party payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.
For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself or the treatment or procedure in which the product is used may not be available, which may impact physician utilization. In addition, companion diagnostic tests require coverage and reimbursement separate and apart from the coverage and reimbursement for their companion pharmaceutical or biological products. Similar challenges to obtaining coverage and reimbursement, applicable to pharmaceutical or biological products, will apply to companion diagnostics.
Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Further, such payors are increasingly challenging the price, examining the medical necessity and reviewing the cost effectiveness of medical product candidates. There may be significant delays in obtaining coverage and reimbursement for newly approved drugs. Third-party payors may limit coverage to specific product candidates on an approved list, known as a formulary, which might not include all FDA-approved drugs for a particular indication. We may need to conduct expensive pharmacoeconomic studies to demonstrate the medical necessity and cost effectiveness of our products. Nonetheless, our product candidates may not be considered medically necessary or cost effective. We cannot be sure that coverage and reimbursement will be available for any product that we commercialize and, if reimbursement is available, what the level of reimbursement will be.
Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost containment initiatives in Europe, Canada and other countries has and will continue to put pressure on the pricing and usage of therapeutics such as our product candidates. In many countries, particularly the countries of the European Union, medical product prices are subject to varying price control mechanisms as part of national health systems. In these countries, pricing negotiations with governmental authorities can take considerable time after a product receives marketing approval. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. In general, product prices under such systems are substantially lower than in the United States. Other countries allow companies to fix their own prices for products, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.
If we are unable to establish or sustain coverage and adequate reimbursement for any future product candidates from third-party payors, the adoption of those products and sales revenue will be adversely affected, which, in turn, could adversely affect the ability to market or sell those product candidates, if approved. Coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.
We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.
The development and commercialization of pharmaceutical products is highly competitive. We face competition with respect to our current product candidates, and will face competition with respect to any product candidates that we may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. There are a number of large pharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of products for the treatment of the disease indications for which we are developing our product candidates. Some of these competitive products and therapies are based on scientific approaches that are similar to our approach, and others are based on entirely different approaches. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.
There are a large number of pharmaceutical and biotechnology companies developing or marketing targeted treatments for cancer that would be competitive with the product candidates we are developing, if our product candidates are approved. Many of these companies are developing cancer therapeutics that are also kinase inhibitors.
If we are successful in developing ENTO, our lead product candidate, it may compete against product candidates that are currently in clinical development to the extent any such product candidates are approved, including: (i) HMPL-523, a SYK inhibitor being developed by Hutchison Medipharma Ltd. that is in Phase 1 evaluation in hematologic malignancies; (ii) product candidates in early clinical development that target the interaction between MLL and MENIN in MLL-r and AML patients with NPM1 mutations, which, if approved, could compete with ENTO, including (a) SNDX-5613, being developed by Syndax Pharmaceuticals, Inc. in a Phase 1 clinical trial as monotherapy in relapsed or refractory AML, and (b) KO-539, being developed by Kura Oncology, Inc. in a Phase 1 clinical trial as monotherapy in relapsed or refractory AML; and (iii) product candidates that may compete with ENTO by addressing the subset of AML patients with FLT3 mutations and are currently in development in combination with FLT3 inhibitors, including (a) venetoclax, a BCL-2 inhibitor being developed by Abbvie, (b) CPX-351, a liposomal formulation of daunorubicin and cytarabine being developed by Jazz Pharmaceuticals, and (c) CC-90009, a cereblon E3 ligase modulator being developed by Bristol-Myers Squibb. If we choose to develop, and are successful in developing, LANRA as a follow-on compound to ENTO, we expect that LANRA would face competition from the same sources.

If we are successful in developing KB-0742, it may compete against various multi-CDK inhibitors that are currently in early-stage clinical development, including: AZD4573, being developed by AstraZeneca; TP-1287 (Alvocidib), being developed by Tolero Pharmaceuticals; CYC-065, being developed by Cyclacel Pharmaceuticals; Zotiraciclib, being developed by the National Cancer Institute; Dinaciclib, being developed by Merck & Co.; and Voruciclib, being developed by MEI Pharma. We also expect it to compete against VIP152, a PTEFb/CDK9 inhibitor in early-stage clinical development by Vincera Pharma, Inc., and PRT2527, a CDK9 inhibitor in preclinical development by Prelude Therapeutics.
We also expect that our product candidates, if approved, will compete with more established therapies, such as IC and HMAs to treat AML and other agents to treat MYC-amplified solid tumors and other transcriptionally addicted cancers.
Many of the companies against which we are competing or against which we may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining marketing approvals and marketing and selling approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific, management and sales and marketing personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.
Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are approved for broader indications or patient populations, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other marketing approval for their products more rapidly than any approval we may obtain for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, our ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of generic products. Generic products are currently on the market for some of the indications that we are pursuing, and additional products are expected to become available on a generic basis over the coming years. If our product candidates achieve marketing approval, we expect that they will be priced at a significant premium over any competitive generic products. The key competitive factors affecting the success of ENTO are likely to be its efficacy, safety, scope and limitations of marketing approval, and availability of reimbursement.
A variety of risks associated with marketing our product candidates internationally could materially adversely affect our business.
We may seek marketing approvals of our product candidates outside of the United States and, accordingly, we may be subject to additional risks related to operating in foreign countries if we obtain the necessary foreign marketing approvals, including:
•differing regulatory requirements in foreign countries, for example, no country other than the United States has a pathway for accelerated drug approval and so obtaining regulatory approvals outside of the United States will take longer and be more costly than obtaining approval in the United States;
•unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;
•economic weakness, including inflation, or political instability in particular foreign economies and markets;

•compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;
•foreign taxes, including withholding of payroll taxes;
•foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;
•differing pricing, payment and reimbursement regimes;
•difficulties staffing and managing foreign operations;
•workforce uncertainty in countries where labor unrest is more common than in the United States;
•potential liability under the U.S. Foreign Corrupt Practices Act (FCPA) or comparable foreign regulations;
•challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;
•production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
•business interruptions resulting from geo-political actions, including war and terrorism.
These and other risks associated with international operations may materially adversely affect our ability to attain or maintain profitable operations.
Risks Related to Regulatory Approval and Other Legal Compliance Matters
We may be unable to obtain U.S. or foreign regulatory approvals and, as a result, may be unable to commercialize our product candidates.
Rigorous preclinical testing and clinical trials and an extensive regulatory approval process must be successfully completed in the United States and in many foreign jurisdictions before a new drug can be marketed. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. We cannot provide any assurance that any product candidate we may develop will progress through required clinical testing and obtain the regulatory approvals necessary for us to begin selling them.
As a company, we have not conducted any clinical trials of any product candidates, nor have we managed the regulatory approval process with the FDA or any other regulatory authority. The time required to obtain approvals from the FDA and other regulatory authorities is unpredictable, and requires successful completion of extensive clinical trials which typically takes many years, depending upon the type, complexity and novelty of the product candidate. The standards that the FDA and its foreign counterparts use when evaluating clinical trial data can and often changes during drug development, which makes it difficult to predict with any certainty how they will be applied. We may also encounter unexpected delays or increased costs due to new government regulations, including future legislation or administrative action, or changes in FDA policy during the period of drug development, clinical trials and FDA regulatory review.
Any delay or failure in seeking or obtaining required approvals would have a material and adverse effect on our ability to generate revenue from the particular product candidate for which we are developing and seeking approval. Furthermore, any regulatory approval to market a drug may be subject to significant limitations on the approved uses or indications for which we may market the drug or the labeling or other restrictions. In addition, the FDA has the authority to require a REMS as part of approving a NDA, or after approval, which may impose further requirements or restrictions on the distribution or use of an approved drug. These requirements or restrictions might include limiting prescribing to certain physicians or medical centers that have undergone specialized training, limiting treatment to patients who meet certain safe-use criteria and requiring treated patients to enroll in a registry. These limitations and restrictions may significantly limit the size of the market for the drug and affect reimbursement by third-party payors.
We are also subject to numerous foreign regulatory requirements governing, among other things, the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. The foreign regulatory approval process varies among countries, and generally includes all of the risks associated with FDA approval described above as well as risks attributable to the satisfaction of local regulations in foreign jurisdictions. Moreover, the time required to obtain approval may differ from that required to obtain FDA approval.
We may in the future conduct clinical trials for our product candidates outside the United States, and the FDA and comparable foreign regulatory authorities may not accept data from such trials.
We may in the future choose to conduct one or more clinical trials outside the United States, including in Europe. The acceptance of study data from clinical trials conducted outside the United States or another jurisdiction by the FDA or comparable foreign regulatory authority may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the sole basis of foreign data unless (i) the data are applicable to the U.S. population and U.S. medical practice; (ii) the trials were performed by clinical investigators of recognized competence; and (iii) the data are considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. Otherwise, for studies that are conducted at sites outside of the United States and not subject to an IND and which are intended to support a marketing application, the FDA requires the clinical trial to have been conducted in accordance with good clinical practice (GCP) requirements and the FDA must be able to validate the data from the clinical trial through an onsite inspection if it deems such inspection necessary. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory authorities have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any comparable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA or any comparable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which could be costly and time-consuming, and which may result in product candidates that we may develop not receiving approval for commercialization in the applicable jurisdiction.
Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.
Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction. For example, even if the FDA grants regulatory approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion and reimbursement of the product candidate in those countries. However, a failure or delay in obtaining regulatory approval in one the regulatory approval process in others. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.
Obtaining foreign regulatory approvals and establishing and maintaining compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we or any future collaborator fail to comply with the regulatory requirements in international markets or fail to receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.
Even if our product candidates receive regulatory approval, they will be subject to significant post-marketing regulatory requirements and oversight. Additionally, our product candidates, if approved, could be subject to labeling and other restrictions on marketing or withdrawal from the market, and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our product candidates, when and if any of them are approved.
Following any regulatory approvals, our products will be subject to extensive governmental regulations relating to, among other things, research, testing, development, manufacturing, safety, efficacy, approval, recordkeeping, reporting, labeling, storage, packaging, advertising and promotion, pricing, marketing and distribution of drugs. Any regulatory approvals that we may receive for our product candidates will require the submission of reports to regulatory authorities and surveillance to monitor the safety and efficacy of the product candidate, may contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, and may include burdensome post-approval study or risk management requirements. For example, the FDA may require a REMS in order to approve our product candidates, which could entail requirements for a medication guide, physician training and communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or foreign regulatory authorities approve our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for our product candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as on-going compliance with cGMPs and GCP for any clinical trials that we conduct post-approval. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic, unannounced inspections by the FDA and other regulatory authorities for compliance with cGMP regulations and standards. If we or a regulatory agency discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facilities where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing. In addition, failure to comply with FDA and comparable foreign regulatory requirements may subject our company to administrative or judicially imposed sanctions, including:
•delays in or the rejection of product approvals;
•restrictions on our ability to conduct clinical trials, including full or partial clinical holds on ongoing or planned trials;
•restrictions on the products, manufacturers or manufacturing process;
•warning or untitled letters;
•civil and criminal penalties;
•injunctions;

•suspension or withdrawal of regulatory approvals;
•product seizures, detentions or import bans;
•voluntary or mandatory product recalls and publicity requirements;
•total or partial suspension of production; and
•imposition of restrictions on operations, including costly new manufacturing requirements.
The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidates and generate revenue and could require us to expend significant time and resources in response and could generate negative publicity.
The FDA’s and other regulatory authorities’ policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, and we may not achieve or sustain profitability.
We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. For example, certain policies of the current U.S. administration may impact our business and industry. Namely, the current U.S. administration has taken several executive actions, including the issuance of a number of Executive Orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine regulatory and oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. It is difficult to predict how these executive actions, including the Executive Orders, will be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose constraints on FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted.
If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations.
The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses.
If any of our product candidates are approved and we are found to have improperly promoted off-label uses of those products, we may become subject to significant liability. The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, such as our product candidates, if approved. In particular, a product may not be promoted for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. If we receive marketing approval for a product candidate, physicians may nevertheless prescribe it to their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such off-label uses, we may become subject to significant liability. The U.S. federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we cannot successfully manage the promotion of our product candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

If we are required by the FDA to obtain approval of a companion diagnostic test in connection with approval of any of our product candidates, and we do not obtain or face delays in obtaining FDA approval of a diagnostic device, we will not be able to commercialize such product candidate and our ability to generate revenue will be materially impaired.
If safe and effective use of any of our product candidates depends on an in vitro diagnostic that is not otherwise commercially available, then the FDA generally will require approval or clearance of that diagnostic, known as a companion diagnostic, at the same time that the FDA approves our product candidates if at all. If a satisfactory companion diagnostic is not commercially available, we may be required to create or obtain one that would be subject to regulatory approval requirements. The process of obtaining or creating such diagnostic is time consuming and costly.
Companion diagnostics are developed in conjunction with clinical programs for the associated therapeutic product candidate and are subject to regulation as medical devices by the FDA and comparable regulatory authorities, and, to date, the FDA has required premarket approval of all companion diagnostics for cancer therapies. The approval of a companion diagnostic as part of the therapeutic product’s labeling limits the use of the therapeutic product to only those patients who express the specific genetic alteration that the companion diagnostic was developed to detect.
If the FDA or a comparable foreign regulatory authority requires approval of a companion diagnostic for any of our product candidates, whether before or after it obtains marketing approval, we, and/or future collaborators, may encounter difficulties in developing and obtaining approval for such product candidate. Any delay or failure by us or third-party collaborators to develop or obtain regulatory approval of a companion diagnostic could delay or prevent approval or continued marketing of such product candidate.
We may also experience delays in developing a sustainable, reproducible and scalable manufacturing process for the companion diagnostic or in transferring that process to commercial partners or negotiating insurance reimbursement plans, all of which may prevent us from completing our clinical trials or commercializing our product candidate, if approved, on a timely or profitable basis, if at all.
Disruptions at the FDA, the SEC and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.
The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC, and other government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.
Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, in recent years, including in 2018 and 2019, the U.S. government shut down several times and certain regulatory agencies, such as the FDA and the SEC, had to furlough critical employees and stop critical activities. Separately, in response to the COVID-19 pandemic, on March 10, 2020 the FDA announced its intention to postpone most inspections of foreign manufacturing facilities and products through April 2020. On March 18, 2020, the FDA temporarily postponed routine surveillance inspections of domestic manufacturing facilities and provided guidance regarding the conduct of clinical trials. Subsequently, on July 10, 2020 the FDA announced its intention to resume certain on-site inspections of domestic manufacturing facilities subject to a risk-based prioritization system. The FDA intends to use this risk-based assessment system to identify the categories of regulatory activity that can occur within a given geographic area, ranging from mission critical inspections to resumption of all regulatory activities. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, after this offering in our operations as a public company, future government shutdowns or delays could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.
We may attempt to secure approval from the FDA or comparable foreign regulatory authorities through the use of accelerated approval pathways. If we are unable to obtain such approval, we may be required to conduct additional preclinical studies or clinical trials beyond those that we contemplate, which could increase the expense of obtaining, and delay the receipt of, necessary marketing approvals. Even if we receive accelerated approval from the FDA, if our confirmatory trials do not verify clinical benefit, or if we do not comply with rigorous post-marketing requirements, the FDA may seek to withdraw accelerated approval.
We may in the future seek an accelerated approval for our one or more of our product candidates. Under the accelerated approval program, the FDA may grant accelerated approval to a product candidate designed to treat a serious or life-threatening condition that provides meaningful therapeutic benefit over available therapies upon a determination that the product candidate has an effect on a surrogate endpoint, such as MRD negative CR, or intermediate clinical endpoint that is reasonably likely to predict clinical benefit. The FDA considers a clinical benefit to be a positive therapeutic effect that is clinically meaningful in the context of a given disease, such as irreversible morbidity or mortality. For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. An intermediate clinical endpoint is a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit. If granted, accelerated approval is usually contingent on the sponsor’s agreement to conduct additional post-approval confirmatory studies to verify and describe the drug’s clinical benefit. If such post-approval studies fail to confirm the drug’s clinical benefit, the FDA may withdraw its approval of the drug. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. Even if we do receive accelerated approval, we may not experience a faster development or regulatory review or approval process, and receiving accelerated approval does not provide assurance of ultimate FDA approval.
Prior to seeking accelerated approval for any of our product candidates, we intend to seek feedback from the FDA and will otherwise evaluate our ability to seek and receive accelerated approval. There can be no assurance that after our evaluation of the feedback and other factors we will decide to pursue or submit an NDA for accelerated approval or any other form of expedited development, review or approval. Similarly, there can be no assurance that after subsequent FDA feedback we will continue to pursue or apply for accelerated approval or any other form of expedited development, review or approval, even if we initially decide to do so.
We may face difficulties from changes to current regulations and future legislation.
Existing regulatory policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.
For example, in March 2010, the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the ACA), was passed, which substantially changed the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry. There remain judicial and Congressional challenges to certain aspects of the ACA, as well as efforts by the Trump administration to repeal or replace certain aspects of the ACA. Since January 2017, President Trump has signed several Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the ACA have passed. On December 22, 2017, President Trump signed into law federal tax legislation commonly referred to as the Tax Cuts and Jobs Act (Tax Act), which includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. In addition, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. The Bipartisan Budget Act of 2018 (BBA), among other things, amended the ACA, effective January 1, 2019, to close the coverage gap in most Medicare Part D drug plans. In December 2018, CMS published a new final rule permitting further collections and payments to and from certain ACA-qualified health plans and health insurance issuers under the ACA risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. On December 18, 2019, the U.S. Court of Appeals for the 5th Circuit ruled that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. On March 2, 2020, the U.S. Supreme Court granted the petitions for writs of certiorari to review the case, although it is unclear when a decision will be made or how the Supreme Court will rule. In addition, there may be other efforts to challenge, repeal or replace the ACA. We are continuing to monitor any changes to the ACA that, in turn, may potentially impact our business in the future.
In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. These changes included aggregate reductions to Medicare payments to providers of 2% per fiscal year, effective April 1, 2013, which, due to subsequent legislative amendments, will stay in effect through 2030 unless additional congressional action is taken. The Coronavirus Aid, Relief and Economic Security Act (CARES Act), which was signed into law in March 2020 and is designed to provide financial support and resources to individuals and businesses affected by the COVID-19 pandemic, suspended the 2% Medicare sequester from May 1, 2020 through December 31, 2020, and extended the sequester by one year, through 2030. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for our drugs, if approved, and accordingly, our financial operations.
Moreover, there has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. For example, at the federal level, the Trump administration released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. On March 10, 2020, the Trump administration sent “principles” for drug pricing to Congress, calling for legislation that would among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses, and place limits on pharmaceutical price increases. Additionally, the Trump administration’s budget proposal for the fiscal year 2021 includes a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. Further, on July 24, 2020, the Trump administration announced four executive orders related to prescription drug pricing that attempt to implement several of the administration’s proposals, including a policy that would tie Medicare Part B drug prices to international drug prices; one that directs HHS to finalize the Canadian drug importation proposed rule previously issued by HHS and makes other changes allowing for personal importation of drugs from Canada; one that directs HHS to finalize the rulemaking process on modifying the anti-kickback law safe harbors for discounts for plans, pharmacies, and pharmaceutical benefit managers; and one that reduces costs of insulin and epipens to patients of federally qualified health centers. Although a number of these and other measures may require additional authorization to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.
We expect that the ACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our product candidates. It is possible that additional governmental action is taken to address the COVID-19 pandemic. For example, on August 6, 2020, the Trump administration issued another executive order that instructs the federal government to develop a list of “essential” medicines and then buy them and other medical supplies from U.S. manufacturers instead of from companies around the world, including China. The order is meant to reduce regulatory barriers to domestic pharmaceutical manufacturing and catalyze manufacturing technologies needed to keep drug prices low and the production of drug products in the United States.
Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for biotechnology products. We cannot be sure whether additional legislative changes will be enacted, or whether FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.
Our relationships with healthcare professionals, clinical investigators, CROs and third party payors in connection with our current and future business activities may be subject to federal and state healthcare fraud and abuse laws, false claims laws, transparency laws, and government price reporting, which could expose us to, among other things, criminal sanctions, administrative and civil penalties, contractual damages, exclusion from governmental healthcare programs, reputational harm, administrative burdens and diminished profits and future earnings.
Healthcare providers and third-party payors play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our current and future arrangements with healthcare professionals, clinical investigators, CROs, third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we conduct our research as well as market, sell and distribute our products for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations include the following:
•the federal Anti-Kickback Statute prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation.
•the federal false claims laws, including the civil False Claims Act, which can be enforced by private citizens through civil whistleblower or qui tam actions, and civil monetary penalties laws, prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act;
•the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), prohibits, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;
•the federal Physician Payments Sunshine Act requires applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to annually report to CMS information regarding payments and other transfers of value to physicians, as defined by such law, and teaching hospitals, as well as information regarding ownership and investment interests held by physicians and their immediate family members. Beginning in 2022, applicable manufacturers also will be required to report such information regarding payments and transfers of value provided during the previous year to certain other healthcare providers, such as physician assistants and nurse practitioners. The information reported is publicly available on a searchable website, with disclosure required annually;
•analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; and
•some state laws that require biotechnology companies to comply with the biotechnology industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; some state laws that require biotechnology companies to report information on the pricing of certain drug products; and certain state and local laws that require the registration of pharmaceutical sales representatives.
Efforts to ensure that our current and future business arrangements with third parties will comply with applicable healthcare laws and regulations will involve on-going substantial costs. It is possible that governmental authorities will conclude that our business practices, including, without limitation, our consulting agreements with certain physicians, who may be in a position to order and/or influence the purchase of our product candidates, if approved, and are compensated in the form of stock or stock options for services provided to us, may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of our operations. Defending against any such actions can be costly, time-consuming and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. Further, if any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusion from government funded healthcare programs.
We are or may become subject to a variety of stringent privacy and data security laws, regulations, policies and contractual obligations related to data privacy and security, and changes in such laws, regulations, policies and contractual obligations and our failure, or any failure by our third-party vendors, collaborators, contractors or consultants, to comply with them could harm our business.
We maintain and process, and our third-party vendors, collaborators, contractors and consultants maintain and process on our behalf, a large quantity of sensitive information, including confidential business, personal and patient health information in connection with our preclinical studies and our employees, and are subject to data privacy and protection laws and regulations that apply to the collection, transmission, storage and use of personally identifying information, which among other things, impose certain requirements relating to the privacy, security and transmission of personal information. Failure by us or our third-party vendors, collaborators, contractors and consultants to comply with any of these laws and regulations could result in enforcement action against us, including fines, imprisonment of company officials and public censure, claims for damages by affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.
In the United States, there are numerous federal and state privacy and data security laws and regulations governing the collection, use, disclosure and protection of personal information, including federal and state health information privacy laws, federal and state security breach notification laws, and federal and state consumer protection laws. Each of these laws is subject to varying interpretations and the legislative landscape is constantly evolving. In particular, regulations promulgated pursuant to HIPAA establish privacy and security standards that limit the use and disclosure of individually identifiable health information, or protected health information, and require the implementation of administrative, physical and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity and availability of electronic protected health information. Determining whether protected health information has been handled in compliance with applicable privacy standards and our contractual obligations can be complex and may be subject to changing interpretation. Further, if we fail to comply with applicable privacy laws, including applicable HIPAA privacy and security standards, we could face civil and criminal penalties. The HHS has the discretion to impose penalties without attempting to first resolve violations. HHS enforcement activity can result in financial liability and reputational harm, and responses to such enforcement activity can consume significant internal resources. In addition, state attorneys general are authorized to bring civil actions seeking either injunctions or damages in response to violations that threaten the privacy of state residents. We cannot be sure how these regulations will be interpreted, enforced or applied to our operations. In addition to the risks associated with enforcement activities and potential contractual liabilities, our ongoing efforts to comply with evolving laws and regulations at the federal and state level may be costly and require ongoing modifications to our policies, procedures and systems.
Data privacy remains an evolving landscape at both the domestic and international level, with new regulations coming into effect. For example, in June 2018 the State of California enacted the California Consumer Privacy Act of 2018 (CCPA), which went into effect on January 1, 2020 and requires companies that process information on California residents to make new disclosures to consumers about their data collection, use and sharing practices, allow consumers to opt out of certain data sharing with third parties and provide a new cause of action for data breaches. Moreover, although the CCPA includes limited exceptions from its prescriptions, including exceptions for personal health information collected by covered entities or business associates subject to HIPAA, among others, the CCPA may regulate or impact our processing of personal information depending on the context. Moreover, certain exceptions built into the CCPA are set to sunset at the end of the 2020, in particular with regard to business contact and employee personal information. It remains unclear what, if any, modifications will be made to this legislation or how it will be interpreted. Additionally, a new ballot initiative, the California Privacy Rights Act or, the CPRA, will be included on the November 2020 ballot in California. If voted into law by California residents, the CPRA would impose additional data protection obligations on companies doing business in California, including additional consumer rights processes, limitations on data uses, and opt outs for certain uses of sensitive data. It would also create a new California data protection agency to enforce the law, and require certain businesses with higher risk privacy and security practices to submit annual audits to the agency on a regular basis. The CPRA would likely result in broader increased regulatory scrutiny of California for businesses’ privacy and security practices, and could lead to a further rise in data protection litigation. If passed, the majority of CPRA provisions would go into effect in January 2023, and would require additional compliance investment and potential business process changes in the meantime.
Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the U.S. Indeed, a number of state legislatures are considering privacy and/or data protection laws, which could increase our potential liability and adversely affect our business. The interplay of federal and state laws (e.g., in addition to California, Massachusetts and Nevada have adopted laws requiring the implementation of certain security measures to protect personal information, and all 50 states and the District of Columbia, Puerto Rico, the U.S. Virgin Islands and Guam have adopted breach notification laws) may be subject to varying interpretations by courts and government agencies, creating complex compliance issues for us and our customers and potentially exposing us to additional expense, adverse publicity and liability. Further, as regulatory focus on privacy, security and data use issues in the U.S. continues to increase and laws and regulations concerning the protection of personal information expand and become more complex, these potential risks to products and services could intensify.
In addition, in May 2018, the General Data Protection Regulation (GDPR), took effect in the European Economic Area (EEA). The GDPR governs the collection, use, disclosure, transfer or other processing of personal data of European persons, replacing data protection laws issued by each European Union (EU) member state based on the Directive 95/46/EC (Directive). Unlike the Directive, which needed to be transposed at a national level, the GDPR text is directly applicable in each EU member state, resulting in a more uniform application of data privacy laws across the EU. Among other things, the GDPR imposes new requirements regarding the security of personal data and notification of data processing obligations to the competent national data processing authorities, changes the lawful bases on which personal data can be processed, expands the definition of personal data and requires changes to informed consent practices, as well as more detailed notices for clinical trial subjects and investigators. In addition, the GDPR increases the scrutiny of transfers of personal data from clinical trial sites located in the EEA to the United States and other jurisdictions that the European Commission does not recognize as having

“adequate” data protection laws. For example, following a decision of the Court of Justice of the EU in October 2015, the transfer of personal data to U.S. companies that had certified as members of the U.S. Safe Harbor Scheme, was declared invalid. In July 2016, the European Commission adopted the EU-U.S. Privacy Shield Framework (the Privacy Shield Framework), which replaced the U.S. Safe Harbor Scheme. On July 16, 2020, the Court of Justice of the European Union issued a decision that declared the Privacy Shield Framework invalid, and will also result in additional compliance obligations for companies that implement standard contractual clauses to ensure a valid basis for the transfer of personal data outside of Europe. Additionally, other countries (e.g., Australia and Japan) have adopted certain legal requirements for cross-border transfers of personal information. These obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other requirements or our practices. The GDPR imposes substantial fines for breaches and violations (up to the greater of €20 million or 4% of our global turnover). The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies and obtain compensation for damages resulting from violations of the GDPR. Further, while the United Kingdom enacted the Data Protection Act 2018 in May 2018 that supplements the GDPR and has publicly announced that it will continue to regulate the protection of personal data in the same way post-Brexit, Brexit has created uncertainty with regard to the future of regulation of data protection in the United Kingdom. Some countries also are considering or have passed legislation requiring local storage and processing of data, or similar requirements, which could increase the cost and complexity of delivering our products and services.
It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices and our efforts to comply with the evolving data protection rules may be unsuccessful. In addition to the possibility of fines, lawsuits, regulatory investigations, public censure, other claims and penalties, and significant costs for remediation and damage to our reputation, we could be materially and adversely affected if legislation or regulations are expanded to require changes in our data processing practices and policies or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively impact our business. Compliance with these and any other applicable privacy and data security laws and regulations is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. If we or our third-party vendors, collaborators, contractors and consultants fail to comply with any such laws or regulations, we may face regulatory investigations, significant fines and penalties, reputational damage or be required to change our business practices, all of which could adversely affect our business, financial condition and results of operations. Any inability to adequately address data privacy or security-related concerns, even if unfounded, or to comply with applicable laws, regulations, standards and other obligations relating to data privacy and security, could result in additional cost and liability to us, harm our reputation and brand, damage our relationships with customers and have a material and adverse impact on our business. Even if we are not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity, which could harm our business, financial condition, results of operations or prospects.
The withdrawal of the United Kingdom from the European Union, commonly referred to as “Brexit,” may adversely impact our ability to obtain regulatory approvals of our product candidates in the European Union, result in restrictions or imposition of taxes and duties for importing our product candidates into the European Union, and may require us to incur additional expenses in order to develop, manufacture and commercialize our product candidates in the European Union.
Following the result of a referendum in 2016, the United Kingdom left the European Union on January 31, 2020, commonly referred to as “Brexit.” Pursuant to the formal withdrawal arrangements agreed between the United Kingdom and the European Union, the United Kingdom will be subject to a transition period until December 31, 2020 (the Transition Period), during which EU rules will continue to apply. Negotiations between the United Kingdom and the European Union are expected to continue in relation to the customs and trading relationship between the United Kingdom and the European Union following the expiry of the Transition Period.

Since a significant proportion of the regulatory framework in the United Kingdom applicable to our business and our product candidates is derived from EU directives and regulations, Brexit, following the Transition Period, could materially impact the regulatory regime with respect to the development, manufacture, importation, approval and commercialization of our product candidates in the United Kingdom or the European Union. For example, as a result of the uncertainty surrounding Brexit, the EMA relocated to Amsterdam from London. Following the Transition Period, the United Kingdom will no longer be covered by the centralized procedures for obtaining EU-wide marketing authorization from the EMA and, unless a specific agreement is entered into, a separate process for authorization of drug products, including our product candidates, will be required in the United Kingdom, the potential process for which is currently unclear. Any delay in obtaining, or an inability to obtain, any marketing approvals, as a result of Brexit or otherwise, would prevent us from commercializing our product candidates in the United Kingdom or the European Union and restrict our ability to generate revenue and achieve and sustain profitability. In addition, we may be required to pay taxes or duties or be subjected to other hurdles in connection with the importation of our product candidates into the European Union, or we may incur expenses in establishing a manufacturing facility in the European Union in order to circumvent such hurdles. If any of these outcomes occur, we may be forced to restrict or delay efforts to seek regulatory approval in the United Kingdom or the European Union for our product candidates, or incur significant additional expenses to operate our business, which could significantly and materially harm or delay our ability to generate revenues or achieve profitability of our business. Any further changes in international trade, tariff and import/export regulations as a result of Brexit or otherwise may impose unexpected duty costs or other non-tariff barriers on us. These developments, or the perception that any of them could occur, may significantly reduce global trade and, in particular, trade between the impacted nations and the United Kingdom.
Our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.
We are exposed to the risk that our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs, suppliers and vendors may engage in misconduct or other improper activities. Misconduct by these parties could include failures to comply with FDA requirements, provide accurate information to the FDA, comply with federal and state health care fraud and abuse laws and regulations, accurately report financial information or data or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the health care industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct by these parties could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter misconduct by these parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of our operations.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on our business.
We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.
Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of hazardous and flammable materials, including chemicals and biological materials.
In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or commercialization efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.
Our research and development activities could be affected or delayed as a result of possible restrictions on animal testing.
Certain laws and regulations require us to test our product candidates on animals before initiating clinical trials involving humans. Animal testing activities have been the subject of controversy and adverse publicity. Animal rights groups and other organizations and individuals have attempted to stop animal testing activities by pressing for legislation and regulation in these areas and by disrupting these activities through protests and other means. To the extent the activities of these groups are successful, our research and development activities may be interrupted, delayed or become more expensive.
Our business activities may be subject to the FCPA and similar anti-bribery and anti-corruption laws of other countries in which we operate, as well as U.S. and certain foreign export controls, trade sanctions, and import laws and regulations. Compliance with these legal requirements could limit our ability to compete in foreign markets and subject us to liability if we violate them.
If we further expand our operations outside of the United States, we must dedicate additional resources to comply with numerous laws and regulations in each jurisdiction in which we plan to operate. Our business activities may be subject to the FCPA and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which we operate. The FCPA generally prohibits companies and their employees and third party intermediaries from offering, promising, giving or authorizing the provision of anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Our business is heavily regulated and therefore involves significant interaction with public officials, including officials of non-U.S. governments. Additionally, in many other countries, hospitals owned and operated by the government, and doctors and other hospital employees would be considered foreign officials under the FCPA. Recently the SEC and Department of Justice have increased their FCPA enforcement activities with respect to biotechnology and pharmaceutical companies. There is no certainty that all of our employees, agents or contractors, or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, disgorgement, and other sanctions and remedial measures, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries and could materially damage our reputation, our brand, our international activities, our ability to attract and retain employees and our business, prospects, operating results and financial condition.
In addition, our products and activities may be subject to U.S. and foreign export controls, trade sanctions and import laws and regulations. Governmental regulation of the import or export of our products, or our failure to obtain any required import or export authorization for our products, when applicable, could harm our international sales and adversely affect our revenue. Compliance with applicable regulatory requirements regarding the export of our products may create delays in the introduction of our products in international markets or, in some cases, prevent the export of our products to some countries altogether. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain products and services to countries, governments, and persons targeted by U.S. sanctions. If we fail to comply with export and import regulations and such economic sanctions, penalties could be imposed, including fines and/or denial of certain export privileges. Moreover, any new export or import restrictions, new legislation or shifting approaches in the enforcement or scope of existing regulations, or in the countries, persons, or products targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export our products to existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export or sell access to our products would likely adversely affect our business.
Risks Related to Our Intellectual Property
Our success depends on our ability to protect our intellectual property and our proprietary technologies.
Our commercial success depends in part on our ability to obtain and maintain patent protection and trade secret protection for our product candidates, proprietary technologies and their uses, as well as our ability to operate without infringing the proprietary rights of others. If we or our licensors are unable to protect our intellectual property rights or if our intellectual property rights are inadequate for our technology or our product candidates, our competitive position could be harmed. We generally seek to protect our proprietary position by filing patent applications in the United States and abroad related to our product candidates, proprietary technologies and their uses that are important to our business. Our patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless, and until, patents issue from such applications, and then only to the extent the issued claims read on the technology. There can be no assurance that our patent applications will result in patents being issued or that issued patents will afford sufficient protection against competitors with similar technology, nor can there be any assurance that the patents, if issued, will not be infringed, designed around, invalidated or rendered unenforceable by third parties. Even issued patents may later be found invalid or unenforceable or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts. The degree of future protection for our proprietary rights is uncertain. Only limited protection may be available and such protection may not adequately protect our rights or permit us to gain or keep any competitive advantage. These uncertainties and/or limitations in our ability to properly protect the intellectual property rights relating to our product candidates could have a material adverse effect on our financial condition and results of operations.
Although we have issued patents in the United States and foreign countries, we cannot be certain that the claims in our other pending U.S. patent applications, corresponding international patent applications and patent applications in certain foreign countries will be considered patentable by the United States Patent and Trademark Office (USPTO), courts in the United States or by the patent offices and courts in foreign countries, nor can we be certain that the claims in our issued patents will not be found invalid or unenforceable if challenged.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or our licensors or any of our potential future collaborators will be successful in protecting our technologies and product candidates by obtaining and defending patents. These risks and uncertainties include the following:
•the USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process, the noncompliance with which can result in abandonment or lapse of a patent or patent application, and partial or complete loss of patent rights in the relevant jurisdiction;
•patent applications may not result in any patents being issued;
•patents may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise may not provide any competitive advantage;
•our competitors, many of which have substantially greater resources than we or our licensors have and many of which have made significant investments in competing technologies, may seek or may have already obtained patents that could or will limit, interfere with or block our ability to make, use and sell our product candidates;
•there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns; and
•countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop and market competing products.
The patent prosecution process is also expensive and time-consuming, and we or our licensors may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner or in all jurisdictions where protection may be commercially advantageous. It is also possible that we or our licensors may not identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, we do not have the right to control, or are subject to certain obligations with respect to, the preparation, filing and prosecution of patent applications, or to maintain the patents, directed to technology that we license or acquire, including those from our licensors and from third parties. We also may require the cooperation of our licensors, whether current or future, in order to enforce the licensed patent rights, and such cooperation may not be provided. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. We cannot be certain that patent prosecution and maintenance activities by our licensors have been or will be conducted in compliance with applicable laws and regulations, which may affect the validity and enforceability of such patents or any patents that may issue from such applications. If they fail to do so, this could cause us to lose rights in any applicable intellectual property that we in-license, and as a result our ability to develop and commercialize products or product candidates may be adversely affected and we may be unable to prevent competitors from making, using and selling competing products. Furthermore, the terms of the license agreements with some of our licensors may be non-exclusive, such that we would have no rights to enforce the licensed intellectual property against a competitor.
In addition, although we enter into non-disclosure and confidentiality agreements with parties who have access to patentable aspects of our research and development output, such as our employees, outside scientific collaborators, CROs, third-party manufacturers, consultants, advisors, licensors, and other third parties, any of these parties may breach such agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection.

If we fail to comply with our obligations in the agreements under which we license or otherwise acquire intellectual property rights from our licensors and third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business or our business may otherwise be materially harmed.
In July 2020, we acquired a portfolio of selective, orally bioavailable small molecule SYK inhibitors from Gilead, including ENTO and LANRA, pursuant to the Gilead Asset Purchase Agreement. We also have a non-exclusive worldwide right to certain patents under a license agreement with Harvard University that provides us with rights to use the SMM screen, which is a key component of our product engine. These agreements impose on us, and we expect that any future license or other agreements where we in-license or acquire intellectual property will impose on us, various development, regulatory and/or commercial diligence obligations, payment of milestones and/or royalties and other obligations.
We may need to obtain licenses or acquired intellectual property from third parties to advance our research or allow commercialization of our product candidates, and we cannot provide any assurances that third-party patents do not exist that might be enforced against our product candidates in the absence of such a license or acquisition. We may fail to obtain any of these licenses on commercially reasonable terms, if at all. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement technology. If we are unable to do so, we may be unable to develop or commercialize the affected product candidates, which could materially harm our business, and the third parties owning such intellectual property rights could seek either an injunction prohibiting our sales, or, with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation. Licensing and acquisitions of intellectual property involve complex legal, business and scientific issues. Disputes may arise between us and our existing or future licensors and other third parties regarding intellectual property subject to a license or purchase agreement, including:
•the scope of rights granted under the license or purchase agreement and other interpretation-related issues;
•whether and the extent to which our technology and processes infringe intellectual property of the licensor or other third party that is not subject to the license or purchase agreement;
•our right to sublicense patents and other rights to third parties;
•our diligence obligations with respect to the use of the licensed or acquired technology in relation to our development and commercialization of our product candidates, and what activities satisfy those diligence obligations;
•the effects of termination;
•our right to transfer or assign the license or purchase agreement; and
•the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and their affiliates and sublicensees and by us and our partners and sublicensees.
The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property, or increase what we believe to be our financial or other obligations under the relevant agreement. And if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may not be able to successfully develop and commercialize the affected product candidates, which would have a material adverse effect on our business.

In addition, certain of our agreements may limit or delay our ability to consummate certain transactions, may impact the value of those transactions, or may limit our ability to pursue certain activities.
If the scope of any patent protection we obtain is not sufficiently broad, or if we lose any of the patent protection we have, our ability to prevent our competitors from commercializing similar or identical product candidates would be adversely affected.
The patent position of biopharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. As a result, the existence, issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued that protect our product candidates or that effectively prevent others from commercializing competitive product candidates.
Moreover, the scope of claims in a patent application can be significantly reduced before any claims in a patent issue, and claim scope can be reinterpreted after issuance. Even if patent applications we currently have issue as patents in the future, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage.
Any patents that we have may be challenged or circumvented by third parties or may be narrowed or invalidated as a result of challenges by third parties. Consequently, we do not know whether our product candidates will be protectable or remain protected by valid and enforceable patents. Our competitors or other third parties may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner, which could materially and adversely affect our business, financial condition, results of operations and prospects.
The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may not cover our product candidates or may be challenged in the courts or patent offices in the United States and abroad. We may be subject to a third party pre-issuance submission of prior art to the USPTO, or become involved in opposition, derivation, revocation, reexamination, post-grant review (PGR), and inter partes review (IPR), or other similar proceedings in the USPTO or foreign patent offices challenging our patent rights. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to validity of our patents, for example, we cannot be certain that there is no invalidating prior art, of which we or third parties from whom we acquired our patents, their counsel, and the patent examiner were unaware during prosecution. There is no assurance that all potentially relevant prior art relating to our patents and patent applications has been found. There is also no assurance that there is not prior art of which we or third parties from whom we acquired patents and patent applications are aware, but which we or the third parties do not believe affects the validity or enforceability of a claim in our patents and patent applications, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate or render unenforceable, our patent rights, allow third parties to commercialize our product candidates and compete directly with us, without payment to us. Such loss of patent rights, loss of exclusivity or patent claims being narrowed, invalidated or held unenforceable could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our product candidates. Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

The patent protection and patent prosecution for some of our product candidates may be dependent on our licensors and third parties.
We or our licensors may fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Therefore, we may miss potential opportunities to strengthen our patent position. It is possible that defects as to form in the preparation or filing of our owned or in-licensed patents or patent applications may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, claim scope, or requests for patent term adjustments. If we or our licensors, whether current or future, fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If our current or future licensors are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised. If there are material defects in the form, preparation, prosecution, or enforcement of our owned or in-licensed patents or patent applications, such patents may be invalid and/or unenforceable, and such applications may never result in valid, enforceable patents. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.
As a licensee of third parties, whether currently or in the future, we rely and may rely on third parties to file and prosecute patent applications and maintain patents and otherwise protect the licensed intellectual property under in-license agreements. We have not had, do not have, and may not have in the future, primary control over these activities for certain of our patents or patent applications and other intellectual property rights. We cannot be certain that such activities by third parties have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents or other intellectual property rights. Pursuant to the terms of the license agreements with some of our licensors, whether current or future, the licensors may have the right to control enforcement of our licensed patents or defense of any claims asserting the invalidity of these patents, and even if we are permitted to pursue such enforcement or defense, we will require the cooperation of our licensors. We cannot be certain that our licensors will allocate sufficient resources or prioritize their or our enforcement of such patents or defense of such claims to protect our interests in the licensed patents. Even if we are not a party to these legal actions, an adverse outcome could harm our business because it might prevent us from continuing to license intellectual property that we may need to operate our business. If any of our licensors or any of our future licensors or future collaborators fails to appropriately prosecute and maintain patent protection for patents covering any of our product candidates, our ability to develop and commercialize those product candidates may be adversely affected and we may not be able to prevent competitors from making, using and selling competing products. Furthermore, the terms of the license agreements with some of our licensors may be non-exclusive, such that we would have no rights to enforce the licensed intellectual property against a competitor. In such cases, the licensors to our non-exclusive licenses may offer licenses to our competitors.
In addition, even where we have the right to control patent prosecution of patents and patent applications we have acquired or licensed from third parties, we may still be adversely affected or prejudiced by actions or inactions of our licensors and their counsel that took place prior to us assuming control over patent prosecution.
Our technology acquired or licensed from various third parties, including our licensors, whether currently or in the future, may be subject to retained rights. Our licensors, whether current or future, may often retain certain rights under their agreements with us, including the right to use the underlying technology for use in fields other than the fields licensed to us or for use in noncommercial academic and research use, to publish general scientific findings from research related to the technology, and to make customary scientific and scholarly disclosures of information relating to the technology. It is difficult to monitor whether our licensors limit their use of the technology to these uses, and we could incur substantial expenses to enforce our rights to our licensed technology in the event of misuse.
If we are limited in our ability to utilize acquired or licensed technologies, or if we lose our rights to critical in-licensed technology, we may be unable to successfully develop, out-license, market and sell our products, which could prevent or delay new product introductions. Our business strategy depends on the successful development of licensed and acquired technologies into commercial products. Therefore, any limitations on our ability to utilize these technologies may impair our ability to develop, out-license or market and sell our product candidate.
Intellectual property rights do not necessarily address all potential threats to our competitive advantage.
The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business or permit us to maintain our competitive advantage. For example:
•others may be able to develop products that are similar to our product candidates but that are not within the scope of the claims of the patents that we own or license;
•we, third parties from whom we acquired intellectual property, or our licensors might not have been the first to make the inventions covered by the issued patents or patent application that we own or license;
•we, third parties from whom we acquired intellectual property, or our licensors might not have been the first to file patent applications directed to certain of our inventions;
•others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;
•it is possible that our pending patent applications will not lead to issued patents;
•issued patents that we own or license may be held invalid or unenforceable, as a result of legal challenges by our competitors;
•our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;
•we may not develop additional proprietary technologies that are patentable; and
•the patents of others may have an adverse effect on our business.
Should any of these events occur, it could significantly harm our business, results of operations and prospects.
Our commercial success depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties. Claims by third parties that we infringe their proprietary rights may result in liability for damages or prevent or delay our developmental and commercialization efforts.
Our commercial success depends in part on avoiding infringement of the patents and proprietary rights of third parties. However, our research, development and commercialization activities may be subject to claims that we infringe or otherwise violate patents or other intellectual property rights owned or controlled by third parties. Other entities may have or obtain patents or proprietary rights that could limit our ability to make, use, sell, offer for sale or import our product candidates and products that may be approved in the future, or impair our competitive position. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biopharmaceutical industry, including patent infringement lawsuits, oppositions, reexaminations, inter partes review proceedings and post-grant review proceedings before the USPTO and/or foreign patent offices. Numerous third-party U.S. and foreign issued patents and pending patent applications exist in the fields in which we are developing product candidates. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates.
As the biopharmaceutical industry expands and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the patent rights of third parties. Because patent applications are maintained as confidential for a certain period of time, until the relevant application is published, we may be unaware of third-party patents that may be infringed by development or commercialization of any of our product candidates, and we cannot be certain that we were the first to file a patent application related to a product candidate or technology. Moreover, because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our product candidates may infringe. In addition, identification of third-party patent rights that may be relevant to our technology is difficult because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. As such, we may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might subject us to infringement claims or adversely affect our ability to develop and market our product candidates. We cannot guarantee that any of our or our licensors’ patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending patent application in the United States and abroad that is relevant to or necessary for the commercialization of our product candidates in any jurisdiction. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Any claims of patent infringement asserted by third parties would be time consuming and could:
•result in costly litigation that may cause negative publicity;
•divert the time and attention of our technical personnel and management;
•cause development delays;
•prevent us from commercializing any of our product candidates until the asserted patent expires or is held finally invalid or unenforceable or not infringed in a court of law;
•require us to develop non-infringing technology, which may not be possible on a cost-effective basis;
•subject us to significant liability to third parties; or
•require us to enter into royalty or licensing agreements, which may not be available on commercially reasonable terms, or at all, or which might be non-exclusive, which could result in our competitors gaining access to the same technology.
Although no third party has asserted a claim of patent infringement against us as of the date of this prospectus, others may hold proprietary rights that could prevent our product candidates from being marketed. Any patent-related legal action against us claiming damages and seeking to enjoin activities relating to our product candidates or processes could subject us to potential liability for damages, including treble damages if we were determined to willfully infringe, and require us to obtain a license, if available, to manufacture or develop our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of management and employee resources from our business. We cannot predict whether we would prevail in any such actions or that any license required under any of these patents would be made available on commercially acceptable terms, if at all. Moreover, even if we or our future strategic partners were able to obtain a license, the rights may be non-exclusive, which could result in our competitors gaining access to the same intellectual property. In addition, we cannot be certain that we could redesign our product candidates or processes to avoid infringement, if necessary. Accordingly, an adverse determination in a judicial or administrative proceeding, or the failure to obtain necessary licenses, could prevent us from developing and commercializing our product candidates, which could harm our business, financial condition and operating results.
Parties making claims against us may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, results of operations, financial condition and prospects.
We may become involved in lawsuits or administrative disputes to protect or enforce our patents or other intellectual property, which could be expensive, time-consuming and unsuccessful.
Competitors and other third parties may infringe, misappropriate or otherwise violate our patents, trademarks, copyrights, trade secrets or other intellectual property. To counter infringement, misappropriation or other violations, we may be required to file infringement, misappropriation or other violation claims, which can be expensive and time-consuming and divert the time and attention of our management and business and scientific personnel. In addition, many of our adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we can. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s product or service. It may be difficult to detect infringers who do not advertise the components or methods that are used in connection with their products and services.
Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe, misappropriate or otherwise violate their patents or their other intellectual property, in addition to counterclaims asserting that our patents are invalid or unenforceable, or both. In patent litigation in the United States, counterclaims challenging the validity, enforceability or scope of asserted patents are commonplace. Similarly, third parties may initiate legal proceedings against us seeking a declaration that certain of our intellectual property is not infringed, invalid or unenforceable. The outcome of any such proceeding is generally unpredictable.
In any patent infringement proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patent claims do not cover the invention. An adverse outcome in a litigation or proceeding involving our patents could limit our ability to assert our patents against those parties or other competitors, and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. If a defendant were to prevail on a legal assertion of invalidity or unenforceability of our patents covering one of our product candidates, we could lose at least a part, and perhaps all, of the patent protection covering such a product candidate. Competing drugs may also be sold in other countries in which our patent coverage might not exist or be as strong. If we lose a foreign patent lawsuit, alleging our infringement of a competitor’s patents, we could be prevented from marketing our drugs in one or more foreign countries. Any of these occurrences could adversely affect our competitive business position, business prospects and financial condition. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.
Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of shares of our common stock. Moreover, there can be no assurance that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings.
Furthermore, third parties may also raise invalidity or unenforceability claims before administrative bodies in the United States or foreign authorities, even outside the context of litigation. Such mechanisms include re-examination, inter partes review, post-grant review, interference proceedings, derivation proceedings and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in revocation, cancellation or amendment to our patents in such a way that they no longer cover and protect our product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, enablement or written description. Grounds for an unenforceability assertion could be an allegation that someone connected with the prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution of the patent. With respect to the validity of our patents, for example, we cannot be certain that there is no invalidating prior art of which we, third parties from whom we acquired patents and patent applications and their patent counsel, our licensors, our patent counsel, patent counsel for licensors or third parties, and the patent examiner were unaware during prosecution. Moreover, it is possible that prior art may exist that we, our licensors, or third parties from whom we acquired patents and patent applications are aware of but do not believe is relevant to our current or future patents, but that could nevertheless be determined to render our patents invalid. If a third party were to prevail on a legal assertion of invalidity or unenforceability, we could lose at least part, and perhaps all, of the patent protection on one or more of our product candidates. Any such loss of patent protection could have a material adverse impact on our business, financial condition, results of operations and prospects.
Patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.
In September 2011, the Leahy-Smith America Invents Act (Leahy-Smith Act) was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted and may also affect patent litigation. In particular, under the Leahy-Smith Act, the United States transitioned in March 2013 to a “first inventor to file” system in which, assuming that other requirements of patentability are met, the first inventor to file a patent application will be entitled to the patent regardless of whether a third party was first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013 but before the date of filing of our patents could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application. Furthermore, our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our technology and the prior art allow our technology to be patentable over the prior art. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we or the third parties from which we acquired our patents were the first to either (i) file any patent application related to our product candidates or (ii) invent any of the inventions claimed in our patents or patent applications.
The Leahy-Smith Act also includes a number of significant changes that affect the way patent applications are prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including PGR, IPR, and derivation proceedings. An adverse determination in any such submission or proceeding could reduce the scope or enforceability of, or invalidate, our patent rights, which could adversely affect our competitive position.
Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Thus, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our or licensors’ patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.
Changes in U.S. patent law, or laws in other countries, could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.
As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve a high degree of technological and legal complexity. Therefore, obtaining and enforcing biopharmaceutical patents is costly, time-consuming and inherently uncertain. Changes in either the patent laws or in the interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property and may increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. We cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents. In addition, Congress or other foreign legislative bodies may pass patent reform legislation that is unfavorable to us.
For example, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our or our licensors’ ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on legislation and decisions made by the U.S. Congress, the U.S. federal courts, the USPTO, or similar authorities in foreign jurisdictions, the laws and regulations governing patents could change in unpredictable ways that would weaken our or our licensors’ ability to obtain new patents or to enforce our existing patents and patents we might obtain in the future.
We, Gilead, or our licensors, may be subject to claims by third parties asserting that our, Gilead’s, or our licensor’s, employees or consultants or we, Gilead, or our licensors, have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.
As is common in the biopharmaceutical industry, in addition to our employees, we engage the services of consultants to assist us in the development of our product candidates. Some of our employees and consultants, or employees or consultants of Gilead or our licensors, are currently or have been previously employed at universities or at other biotechnology or pharmaceutical companies, or may have previously provided or may be currently providing consulting services to other biopharmaceutical companies, including our competitors or potential competitors. These employees and consultants may have executed proprietary rights, non-disclosure and non-competition agreements, or similar agreements, in connection with such other current or previous employment. Although we, and likely Gilead and our licensors, try to ensure that our and their employees and consultants do not use the proprietary information or know-how of others in their work for us or them, we or they may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of third parties or former employers or former or current clients, or claims that we, Gilead, or our licensors have wrongfully hired an employee from a competitor. Litigation may be necessary to defend against such claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property or personnel or sustain damages. Such intellectual property could be awarded to a third party, and we could be required to obtain a license from such third party to commercialize our technology or products. Such a license may not be available on commercially reasonable terms or at all. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to our management. Any of the foregoing would have a material adverse effect on our business, financial condition, results of operations and prospects.
In addition, while it is our policy to require our employees, consultants and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own, which may result in claims by or against us related to the ownership of such intellectual property. Likewise, Gilead and our licensors may have been or may be unsuccessful in executing such an agreement with each party who conceived or developed intellectual property that we purchased or licensed, which may result in additional such claims by or against us. In addition, such agreements may not be self-executing such that the intellectual property subject to such agreements may not be assigned to us without additional assignments being executed, and we, Gilead, or our licensors may fail or may have failed to obtain such assignments. In addition, such agreements may be breached. Accordingly, we, Gilead, or our licensors may be forced to bring claims against third parties, or defend claims that they may bring against us, Gilead, or our licensors to determine the ownership of what we regard as our owned or licensed intellectual property. If we, Gilead, or our licensors fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to our senior management and scientific personnel, which would have a material adverse effect on our business, financial condition, results of operations and prospects.
Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.
Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the term of a patent, and the protection it affords, is limited. In addition, the term of a patent may be reduced if a terminal disclaimer is or was filed in that patent, limiting the term of the patent to that of one or more other patents referenced in the terminal disclaimer. Even if patents directed to our product candidates are obtained, once the patent term has expired, we may be open to competition from competitive products. Given the amount of time required for the development, testing and regulatory review of product candidates, patents directed to our product candidates might expire before or shortly after such candidates are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.
If we or our licensors do not obtain patent term extension for our product candidates, our business may be materially harmed.
Depending upon the timing, duration and specifics of FDA marketing approval of our product candidates, one or more of our U.S. patents may be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Act of 1984 (the Hatch-Waxman Amendments). The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. A maximum of one patent may be extended per FDA-approved product as compensation for the patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only those claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. Patent term extension may also be available in certain foreign countries upon regulatory approval of our product candidates. However, we or our licensors may not be granted an extension because of, for example, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we or our licensors are unable to obtain patent term extension or restoration or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our revenue could be reduced, possibly materially. Further, if this occurs, our competitors may take advantage of our investment in development and clinical trials by referencing our clinical and preclinical data and launch their product earlier than might otherwise be the case.
We may not be able to protect our intellectual property rights throughout the world.
Although we own or have acquired or in-licensed issued patents and have pending patent applications in the United States and certain other countries, filing, prosecuting and defending patents in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. Our patent rights protecting ENTO is limited to the United States, Europe, and Hong Kong. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our technology in all countries outside the United States or from selling or importing products made using our technology in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we or our licensors have patent protection but enforcement is not as strong as that in the United States. These products may compete with our product candidates, and our or our licensors patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.
Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of many foreign countries do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for us to stop the infringement of our or our licensors’ patents or marketing of competing products in violation of our proprietary rights. Proceedings to enforce our or our licensors’ patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our or our licensors’ patents at risk of being invalidated or interpreted narrowly, could put our or our licensors’ patent applications at risk of not issuing and could provoke third parties to assert claims against us. We or our licensors may not prevail in any lawsuits that we or our licensors initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our or our licensors’ efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.
Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patents. If we or our licensors are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.
Obtaining and maintaining our patent protection depends on compliance with various procedural, documentary, fee payment and other requirements imposed by regulations and governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.
Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to the USPTO and various foreign patent offices at various points over the lifetime of our patents and/or applications. We have systems in place to remind us to pay these fees, and we rely on third parties to pay these fees when due. Additionally, the USPTO and various foreign patent offices require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with rules applicable to the particular jurisdiction. However, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If such an event were to occur, it could have a material adverse effect on our business.
If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.
In addition, we rely on the protection of our trade secrets, including unpatented know-how, technology and other proprietary information to maintain our competitive position. Although we have taken steps to protect our trade secrets and unpatented know-how, including entering into confidentiality agreements with third parties, and confidential information and inventions agreements with employees, consultants, licensors and advisors, we cannot provide any assurances that all such agreements have been duly executed, and any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary information will be effective. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets.
Moreover, third parties may still obtain this information or may come upon this or similar information independently, and we would have no right to prevent them from using that technology or information to compete with us. If any of these events occurs or if we otherwise lose protection for our trade secrets, the value of this information may be greatly reduced and our competitive position would be harmed. If we or our licensors do not apply for patent protection prior to such publication or if we cannot otherwise maintain the confidentiality of our proprietary technology and other confidential information, then our ability to obtain patent protection or to protect our trade secret information may be jeopardized.
If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.
Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential collaborators or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. We may license our trademarks and trade names to third parties, such as distributors. Though these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and tradenames by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names. Our efforts to enforce or protect our proprietary rights related to trademarks, trade names, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, financial condition, results of operations and prospects.

Risks Related to Our Reliance on Third Parties
We rely, and expect to rely in the future, on third parties, including independent clinical investigators and CROs, to conduct certain aspects of our preclinical studies and planned clinical trials. If these third parties do not successfully carry out their contractual duties, comply with applicable regulatory requirements or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.
We have relied upon and plan to rely in the future upon third parties, including independent clinical investigators and third-party CROs, to conduct certain aspects of our preclinical studies and planned clinical trials and to monitor and manage data for our ongoing preclinical and planned clinical programs. Pursuant to the Gilead Asset Purchase Agreement, Gilead is responsible for certain ongoing clinical trials of ENTO and LANRA.
We rely or will rely on these parties for execution of our preclinical studies and planned clinical trials, and may not control, or will only control certain aspects of, their activities. Nevertheless, we are or will be responsible for ensuring that each of our studies and trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and our reliance on these third parties does not relieve us of our regulatory responsibilities. We and our third-party contractors and CROs are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for all of our products candidates in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of these third parties or our CROs fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations. In addition, our clinical trials must be conducted with product produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, our business may be adversely affected if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.
Further, these investigators and CROs are not our employees and we will not be able to control, other than by contract, the amount of resources, including time, which they devote to our product candidates and clinical trials. These third parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other product development activities, which could affect their performance on our behalf. If independent investigators or CROs fail to devote sufficient resources to the development of our product candidates, or if CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. If we are unable to rely on clinical data collected by our CROs, we could be required to repeat, extend the duration of, or increase the size of any clinical trials we conduct. As a result, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenues could be delayed or precluded entirely.
We have CROs located in China and India. International tension or conflict with these countries could result in a material disruption in our contractual relationship with the CROs, which could delay or otherwise negatively impact progress in our preclinical programs. Our CROs have the right to terminate their agreements with us in the event of an uncured material breach, upon clinical trial subject safety concerns, or upon our insolvency.

The effects of the COVID-19 pandemic and government measures taken in response have also had a significant impact on our CROs, and they have in the past faced disruptions and in the future may face further disruption which may affect our ability to initiate and complete our preclinical studies and planned clinical trials.
If any of our relationships with these third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs or to do so on commercially reasonable terms. Switching or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Additionally, CROs may lack the capacity to absorb higher workloads or take on additional capacity to support our needs. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.
We may form or seek collaborations or strategic alliances or enter into additional strategic arrangements in the future, which involve risks, and we may not realize the benefits of such collaborations, alliances or strategic arrangements.
We may form or seek strategic alliances, create joint ventures or collaborations, or enter into additional strategic arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to our product candidates and any future product candidates that we may develop. Any of these relationships may require us to incur non-recurring and other charges, increase our near and long-term expenditures, issue securities that dilute our existing stockholders or disrupt our management and business.
In addition, we face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Moreover, we may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for our product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view our product candidates as having the requisite potential to demonstrate safety, potency, purity and efficacy and obtain marketing approval. If we are unable to do so, we may have to curtail the development of the product candidate for which we are seeking to collaborate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all.
Further, collaborations involving our product candidates are subject to numerous risks, which may include the following:
•collaborators have significant discretion in determining the efforts and resources that they will apply to a collaboration;
•collaborators may not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization of our product candidates based on clinical trial results, changes in their strategic focus due to the acquisition of competitive products, availability of funding or other external factors, such as a business combination that diverts resources or creates competing priorities;
•collaborators may delay clinical trials, provide insufficient funding for a clinical trial, stop a clinical trial, abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates;
•a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to their marketing and distribution;
•collaborators may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;
•disputes may arise between us and a collaborator that cause the delay or termination of the research, development or commercialization of our product candidates, or that result in costly litigation or arbitration that diverts management attention and resources;
•collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates; and
•collaborators may own or co-own intellectual property covering our products that results from our collaborating with them, and in such cases, we would not have the exclusive right to commercialize such intellectual property. If we are unable to obtain exclusive licenses to any such co-owner’s interest in such intellectual property, such co-owner may be able to license their rights to third parties, including our competitors, and our competitors could market competing products and technology.
As a result, if we enter into collaboration agreements and strategic partnerships or license our product candidates, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations and company culture, which could delay our timelines or otherwise adversely affect our business. We also cannot be certain that, following a strategic transaction or license, we will achieve the revenue or specific net income that justifies such transaction. Any delays in entering into new collaborations or strategic partnership agreements related to our product candidates could delay the development and commercialization of our product candidates in certain geographies for certain indications, which would harm our business prospects, financial condition and results of operations.
We will rely on third parties to manufacture our clinical product supplies, and we may rely on third parties to produce and process our product candidates, if approved.
We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We currently rely, and expect to continue to rely for the foreseeable future, on third parties for the manufacture of our product candidates for preclinical and clinical testing, as well as for commercial manufacture of any products that we may commercialize. In this regard, while we have purchased initial inventory of active pharmaceutical ingredients (APIs) and product candidates for ENTO and LANRA from Gilead under the Gilead Asset Purchase Agreement, we will need to obtain further supplies of APIs and clinical drug supply for ENTO, KB-0742 and, if we choose to develop it, LANRA, from third-party manufacturers. We do not currently have arrangements in place for redundant supply for APIs or our clinical product candidates. In addition, we only recently completed the transfer of the SYK technology we acquired from Gilead in July 2020, and we have not yet transferred the manufacturing technology for ENTO or LANRA to a third-party manufacturer. We will need to arrange for the manufacture of these product candidates for use in clinical trials, including our planned registrational Phase 2/3 clinical trial of ENTO in combination with IC in AML patients with NPM1 mutations.
We will need to negotiate and maintain contractual arrangements with outside vendors for the supply of our product candidates and we may not be able to do so on favorable terms. In addition, these third-party manufacturing providers may not be able to provide adequate resources or capacity to meet our needs. We expect to initially obtain our supplies from manufacturers on a purchase order basis without long-term supply arrangements in place We have not yet caused any product candidates to be manufactured on a commercial scale and may not be able to do so for any of our product candidates. In the future, we may be unable to enter into agreements with third-party manufacturers for commercial supplies of any product candidate, or may be unable to do so on acceptable terms.
Reliance on third-party manufacturers entails risks, including reliance on single sources for product components and lack of qualified backup suppliers for those components purchased from a sole or single source supplier. We cannot be sure that single source suppliers for our product components will remain in business or that they will not be purchased by one of our competitors or another company that is not interested in continuing to produce these components for our intended purpose. In addition, the lead time needed to establish a relationship with a new supplier can be lengthy, and we may experience delays in meeting demand in the event we must switch to a new supplier. The time and effort to qualify a new supplier could result in additional costs, diversion of resources or reduced manufacturing yields, any of which would negatively impact our operating results.
The facilities used by our contract manufacturers to manufacture our product candidates must be approved by the FDA or other foreign regulatory authorities following inspections that will be conducted after we submit an application to the FDA or other foreign regulatory authorities. We may not control the manufacturing process of, and may be completely dependent on, our contract manufacturing partners for compliance with cGMPs and any other regulatory requirements of the FDA or other regulatory authorities for the manufacture of our product candidates. Beyond periodic audits, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any approval in the future, we may need to find alternative manufacturing facilities, which would require the incurrence of significant additional costs and significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved. Similarly, if any third-party manufacturers on which we will rely fail to manufacture quantities of our product candidates at quality levels necessary to meet regulatory requirements and at a scale sufficient to meet anticipated demand at a cost that allows us to achieve profitability, our business, financial condition and prospects could be materially and adversely affected.
Manufacturing our product candidates is complex and we may encounter difficulties in production. If we encounter such difficulties, our ability to provide supply of our product candidates for preclinical studies and clinical trials or for commercial purposes could be delayed or stopped.
The process of manufacturing our product candidates is complex and highly regulated.
We expect to rely on third parties for the manufacture of our product candidates. These third-party manufacturers may incorporate their own proprietary processes into our product candidate manufacturing processes. We will have limited control and oversight of a third party’s proprietary process, and a third party may elect to modify its process without our consent or knowledge. These modifications could negatively impact our manufacturing, including product loss or failure that requires additional manufacturing runs or a change in manufacturer, both of which could significantly increase the cost of and significantly delay the manufacture of our product candidates.
As our product candidates progress through preclinical studies and clinical trials towards approval and commercialization, it is expected that various aspects of the manufacturing process will be altered in an effort to optimize processes and results. Such changes may require amendments to be made to regulatory applications which may further delay the timeframes under which modified manufacturing processes can be used for any of our product candidates and additional bridging studies or trials may be required.
In addition, in order to conduct clinical trials of our product candidates, we will need to have them manufactured in potentially large quantities. Our third-party manufacturers may be unable to successfully increase the manufacturing capacity for any of our clinical drug supplies (including key starting and intermediate materials) in a timely or cost-effective manner, or at all. In addition, quality issues may arise during scale-up activities and at any other time. If the third-party manufacturers are unable to successfully scale up the manufacture of our product candidates in sufficient quality and quantity, the development, testing and clinical trials of that product candidate may be delayed or infeasible, and regulatory approval or commercial launch of that product candidate may be delayed or not obtained, which could significantly harm our business.
If our third-party manufacturers use hazardous and biological materials in a manner that causes injury or violates applicable law, we may be liable for damages.
Our research and development activities involve the controlled use of potentially hazardous substances, including chemical and biological materials, by our third-party manufacturers. Our manufacturers are subject to federal, state and local laws and regulations in the United States governing the use, manufacture, storage, handling and disposal of medical and hazardous materials. Although we believe that our manufacturers’ procedures for using, handling, storing and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from medical or hazardous materials. As a result of any such contamination or injury, we may incur liability or local, city, state or federal authorities may curtail the use of these materials and interrupt our business operations. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources. We do not have any insurance for liabilities arising from medical or hazardous materials. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development and production efforts, which could harm our business, prospects, financial condition or results of operations.
Risks Related to Managing Our Growth, Employee Matters and Other Risks
Our success is highly dependent on our ability to attract and retain highly skilled executive officers and employees.
To succeed, we must recruit, retain, manage and motivate qualified clinical, scientific, technical and management personnel, and we face significant competition for experienced personnel. We are highly dependent on the principal members of our management and scientific and medical staff. If we do not succeed in attracting and retaining qualified personnel, particularly at the management level, it could adversely affect our ability to execute our business plan and harm our operating results. In particular, the loss of one or more of our executive officers could be detrimental to us if we cannot recruit suitable replacements in a timely manner. The competition for qualified personnel in the biotechnology field is intense and as a result, we may be unable to continue to attract and retain qualified personnel necessary for the future success of our business. We could in the future have difficulty attracting experienced personnel to our company and may be required to expend significant financial resources in our employee recruitment and retention efforts.
Many of the other biotechnology companies that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They also may provide more diverse opportunities and better prospects for career advancement. Some of these characteristics may be more appealing to high-quality candidates than what we have to offer. If we are unable to continue to attract and retain high-quality personnel, the rate and success at which we can discover, develop and commercialize our product candidates will be limited and the potential for successfully growing our business will be harmed.
We have grown rapidly and will need to continue to grow the size of our organization and expand our capabilities, and we may experience difficulties in managing this growth.
As of July 15, 2020, we had 45 full-time employees. As of January 1, 2019, we had nine full-time employees and within the last 12 months, we have expanded our executive team with the additions of our Chief Medical Officer and Executive Vice President, Clinical Development, our Chief Scientific Officer and

our Chief Operating Officer and General Counsel. We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of clinical development, clinical operations, manufacturing, regulatory affairs, and, if any of our product candidates receives marketing approval, sales, marketing and distribution. In addition, we do not yet have a self-sufficient accounting and finance group within our company, and have relied and continue to rely on a third-party accounting consulting firm to augment our internal accounting and finance function. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. We are in the process of building out our leased office and laboratory space in Cambridge, Massachusetts, which we anticipate completing in November 2020, and it is possible that we will encounter delays or difficulties with this build-out, including due to the ongoing COVID-19 pandemic, which could negatively impact our operating plans.
Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth and with building clinical development, manufacturing and internal accounting and finance infrastructure, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources.
Further, we currently rely, and for the foreseeable future will continue to rely, in substantial part on certain third-party contract organizations, advisors and consultants to provide certain services, including assuming substantial responsibilities for the conduct of our planned clinical trials and the manufacture of our current or future product candidates. We cannot assure you that the services of such third-party contract organizations, advisors and consultants will continue to be available to us on a timely basis when needed, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by our vendors or consultants is compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain marketing approval of any of our product candidates or otherwise advance our business. We cannot assure you that we will be able to properly manage our existing vendors or consultants or find other competent outside vendors and consultants on economically reasonable terms, or at all.
If we are not able to effectively manage growth and expand our organization, we may not be able to successfully implement the tasks necessary to further develop and commercialize ENTO, KB-0742, our other pipeline product candidates or any future product candidates and, accordingly, may not achieve our research, development and commercialization goals.
Our information technology systems, or those used by our third-party CROs or other contractors or consultants, may fail, be disrupted or suffer security breaches, which could result in a material disruption of our discovery and development programs or otherwise materially and adversely affect our business.
Despite the implementation of security measures, our internal computer systems and those of our current and future CROs and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, and telecommunication and electrical failures. While we have not experienced any such material system failure or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our discovery and development programs and our business operations. For example, the loss of data from completed or future preclinical studies and clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on third parties for the manufacture of our product candidates and will rely on third parties to conduct our clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business.

To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our product candidates could be delayed.
Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.
Our operations, and those of our CROs, contract manufacturing organizations (CMOs) and other contractors and consultants, could be subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, epidemics and pandemics such as the COVID-19 pandemic, and other natural or man-made disasters or business interruptions, for which we are predominantly self-insured. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. We rely on third-party manufacturers to produce our product candidates. Our ability to obtain clinical supplies of our product candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption.
Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.
Under the Tax Act, as modified by the CARES Act, federal net operating losses incurred in tax years beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such federal net operating losses in tax years beginning after December 31, 2020, is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to the Tax Act or the CARES Act. In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, and corresponding provisions of state law, if a corporation undergoes an “ownership change” (generally defined as a greater than 50 percentage point change (by value) in the equity ownership of certain stockholders over a rolling three-year period), the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income and taxes may be limited. As a result of our private placements and other transactions that have occurred over the past three years, we may have experienced, and upon the closing of this offering, we may experience, an “ownership change.” We may also experience ownership changes in the future as a result of subsequent shifts in our stock ownership. We anticipate incurring significant additional net losses for the foreseeable future, and our ability to utilize net operating loss carryforwards associated with any such losses to offset future taxable income may be limited to the extent we incur future ownership changes. In addition, at the state level, there may be periods during which the use of net operating loss carryforwards is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. For example, California recently imposed limits on the usability of California state net operating losses to offset taxable income in tax years beginning after 2019 and before 2023. As a result, we may be unable to use all or a material portion of our net operating loss carryforwards and other tax attributes, which could adversely affect our future cash flows.
Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and stock price.
As widely reported, global credit and financial markets have experienced extreme volatility and disruptions in the past several years, most recently due to the COVID-19 pandemic, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions, whether due to the evolving effects of the COVID-19 pandemic or otherwise, will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or do not improve, it may make any necessary debt or equity financing more difficult, more costly, and more dilutive.

Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon clinical development plans. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive these difficult economic times, which could directly affect our ability to attain our operating goals on schedule and on budget.
After the completion of this offering, our stock price may decline due in part to the volatility of the stock market and the general economic downturn.
We may be unable to adequately protect our information systems from cyberattacks, which could result in the disclosure of confidential or proprietary information, including personal data, damage our reputation, and subject us to significant financial and legal exposure.
We rely on information technology systems that we or our third-party vendors operate to process, transmit and store electronic information in our day-to-day operations. In addition, the COVID-19 pandemic has intensified our dependence on information technology systems as many of our critical business activities are currently being conducted remotely. In connection with our discovery and development efforts, we may collect and use a variety of personal data, such as name, mailing address, email addresses, phone number and clinical trial information. A successful cyberattack could result in the theft or destruction of intellectual property, data, or other misappropriation of assets, or otherwise compromise our confidential or proprietary information and disrupt our operations. Cyberattacks are increasing in their frequency, sophistication and intensity, and have become increasingly difficult to detect. Moreover, the prevalent use of mobile devices to access confidential information increases the risk of security breaches. Cyberattacks could include wrongful conduct by hostile foreign governments, industrial espionage, wire fraud and other forms of cyber fraud, the deployment of harmful malware, denial-of-service, social engineering fraud or other means to threaten data security, confidentiality, integrity and availability. A successful cyberattack could cause serious negative consequences for us, including, without limitation, the disruption of operations, the misappropriation of confidential business information, including financial information, trade secrets, financial loss and the disclosure of corporate strategic plans. Although we devote resources to protect our information systems, we realize that cyberattacks are a threat, and there can be no assurance that our efforts will prevent information security breaches that would result in business, legal, financial or reputational harm to us, or would have a material adverse effect on our results of operations and financial condition. Any failure to prevent or mitigate security breaches or improper access to, use of, or disclosure of our clinical data or patients’ personal data could result in significant liability under state (e.g., state breach notification laws), federal (e.g., HIPAA, as amended by HITECH), and international law (e.g., the GDPR) and may cause a material adverse impact to our reputation, affect our ability to conduct our planned clinical trials and potentially disrupt our business. In addition, failure to maintain effective internal accounting controls related to security breaches and cybersecurity in general could impact our ability to produce timely and accurate financial statements and subject us to regulatory scrutiny.
In addition, the information technology systems of various third parties on which we rely, including our CROs and other contractors, consultants and legal and accounting firms, may sustain damage from computer viruses, unauthorized access, data breaches, phishing attacks, cybercriminals, natural disasters (including hurricanes and earthquakes), terrorism, war and telecommunication and electrical failures. We rely on our third-party providers to implement effective security measures and identify and correct for any such failures, deficiencies or breaches. If we or our third-party providers fail to maintain or protect our information technology systems and data integrity effectively or fail to anticipate, plan for or manage significant disruptions to our information technology systems, we or our third-party providers could have difficulty preventing, detecting and controlling such cyber-attacks and any such attacks could result in losses described above as well as disputes with physicians, patients and our partners, regulatory sanctions or penalties, increases in operating expenses, expenses or lost revenues or other adverse consequences, any of which could have a material adverse effect on our business, results of operations, financial condition, prospects and cash flows. Any failure by such third parties to prevent or mitigate security breaches or improper access to or disclosure of such information could have similarly adverse consequences for us. If we are unable to prevent or mitigate the impact of such security or data privacy breaches, we could be exposed to litigation and governmental investigations, which could significantly increase our costs and lead to a potential disruption to our business.
Risks Related to Our Common Stock and This Offering
After this offering, our executive officers, directors and principal stockholders, if they choose to act together, will continue to have the ability to significantly influence all matters submitted to stockholders for approval.
Prior to this offering, our executive officers, directors, and greater than 5% stockholders beneficially owned approximately 55.1% of our voting stock as of June 30, 2020, and, upon the closing of this offering, that same group will continue to beneficially own a significant percentage of our outstanding voting stock. Accordingly, even after this offering, these stockholders will have the ability to influence us through this ownership position and significantly affect the outcome of all matters requiring stockholder approval. For example, these stockholders may be able to significantly affect the outcome of elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.
Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect at the completion of this offering could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our common stock.
Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to and upon the completion of this offering, respectively, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws will:
•permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control);
•provide that the authorized number of directors may be changed only by resolution of the board of directors;
•provide that our board of directors or any individual director may only be removed with cause and the affirmative vote of the holders of at least 66-2/3% of the voting power of all of our then-outstanding common stock;
•provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;
•divide our board of directors into three classes;
•require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;
•provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice;

•do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);
•provide that special meetings of our stockholders may be called only by the chair of our board of directors, our Chief Executive Officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors; and
•provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders; (iii) any action or proceeding asserting a claim against us or any of our current or former directors, officers or other employees, arising out of or pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws; (iv) any action or proceeding to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws; (v) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action asserting a claim against us or any of our directors, officers or other employees governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants; provided these provisions of our amended and restated certificate of incorporation and amended and restated bylaws will not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended (Exchange Act), or any other claim for which the federal courts have exclusive jurisdiction; and provided that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended (Securities Act).
The amendment of any of these provisions, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, preferences and privileges thereto, would require approval by the holders of at least 66-2/3% of our then-outstanding common stock.
In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time. A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of this provision.
These and other provisions in our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law could make it more difficult for stockholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including delay or impede a merger, tender offer or proxy contest involving our company. The existence of these provisions could negatively affect the price of our common stock and limit opportunities for you to realize value in a corporate transaction.
For information regarding these and other provisions, see “Description of Capital Stock.”
Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.
Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants, the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:
•any derivative action or proceeding brought on our behalf;
•any action or proceeding asserting a breach of fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders;
•any action or proceeding asserting a claim against us or any of our current or former directors, officers or other employees arising out of or pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or bylaws;
•any action or proceeding to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws;
•any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; and
•any action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine.
This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.
These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could seriously harm our business.
If you purchase shares of common stock in this offering, you will suffer immediate dilution of your investment.
The initial public offering price of our common stock will be substantially higher than the pro forma as adjusted net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our pro forma as adjusted net tangible book value per share after this offering. To the extent shares subsequently are issued under outstanding options, you will incur further dilution. Based on an assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and our historical net tangible book deficit as of June 30, 2020, you will experience immediate dilution of $8.64 per share, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to this offering and the assumed initial public offering price. In addition, based on shares of common stock outstanding as of June 30, 2020 (excluding 1,447,423 shares outstanding that are subject to forfeiture or our right to repurchase as of June 30, 2020 and which are therefore not considered outstanding for accounting purposes), purchasers of common stock in this offering will have contributed approximately 44.3% of the aggregate price paid by all purchasers of our stock, but will own only approximately 24.9% of our common stock outstanding after this offering. See the section of this prospectus titled “Dilution” for additional information.
An active trading market for our common stock may not develop.
Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations with the underwriters. An active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for the shares or at all.
The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock in this offering.
Our stock price is likely to be volatile. The stock market in general and the market for smaller pharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:
•the degree of success of competitive products or technologies;
•the commencement, enrollment or results of clinical trials and preclinical studies of our product candidates or those of our competitors;
•adverse results from, delays in or termination of clinical trials;
•unanticipated serious safety concerns related to the use of our product candidates;
•regulatory or legal developments in the United States and other countries;
•any delay in our regulatory filings for our product candidates and any adverse development or perceived adverse development with respect to the applicable regulatory authority’s review of such filings, including without limitation the FDA’s issuance of a “refusal to file” letter or a request for additional information;
•receipt of, or failure to obtain, regulatory approvals;
•changes in the structure of healthcare payment systems;
•lower than expected market acceptance of our product candidates following approval, if any, for commercialization;
•developments or disputes concerning patent applications, issued patents or other proprietary rights;
•the recruitment or departure of key personnel;
•the level of expenses related to any of our product candidates or clinical development programs;

•the results of our efforts to develop, acquire or in-license additional technologies or product candidates;
•actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;
•publication of research reports about us or our industry or positive or negative recommendations or withdrawal of research coverage by securities analysts;
•announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;
•variations in our financial results or those of companies that are perceived to be similar to us;
•rumors or announcements regarding transactions involving our company or product candidates;
•proposed changes to healthcare laws in the United States or foreign jurisdictions, or speculation regarding such changes;
•market conditions or trends in the pharmaceutical and biotechnology sectors;
•general economic, industry and market conditions; and
•the other events or factors, including those described in this “Risk Factors” section.
We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us, our business or our market, our stock price and trading volume could decline.
The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no or only very few securities analysts commence coverage of us, or if industry analysts cease coverage of us, the trading price for our common stock would be negatively affected. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our common stock price and trading volume to decline.
A significant portion of our total outstanding shares is eligible to be sold into the market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.
Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have 54,197,144 outstanding shares of common stock based on the number of shares outstanding as of June 30, 2020, the automatic settlement of our 2020 Notes into 10,741,406 shares of our common stock and the conversion of the Gilead Note, including accrued interest thereon, into 210,752 shares of our common stock, assuming an initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) and a closing date of October 14, 2020. This number includes the shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates or existing stockholders. Of the remaining shares, 41,039,249 shares are currently restricted as a result of securities laws or lock-up agreements, but will become eligible to be sold after the offering as described in the “Shares Eligible for Future Sale” section of this prospectus. Moreover, after this offering, holders of an aggregate of 33,429,031 shares of our common stock (assuming, with respect to the holders of shares of common stock issued upon the automatic settlement of our 2020 Notes, an initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover page of this prospectus)) will have rights, subject to specified conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus.
We and our officers, directors, and holders of substantially all of our capital stock, stock options and other securities convertible into, exercisable or exchangeable for our capital stock outstanding immediately prior to the closing of this offering have agreed with the underwriters, subject to certain exceptions described in the section titled “Underwriting,” not to dispose of or hedge any of common stock or securities convertible into or exchangeable for shares of common stock for a period of 180 days following the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC, Jefferies LLC, Cowen and Company, LLC and Piper Sandler & Co. on behalf of the underwriters. We refer to such period as the lock-up period. When the lock-up period expires, we and our securityholders subject to a lock-up agreement or market stand-off agreement will be able to sell our shares in the public market. In addition, Goldman Sachs & Co. LLC, Jefferies LLC, Cowen and Company, LLC and Piper Sandler & Co. may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements at any time and for any reason. See “Shares Eligible for Future Sale” for more information. Sales of a substantial number of such shares upon expiration of the lock-up and market stand-off agreements, the perception that such sales may occur, or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.
Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.
Upon the completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing us to fail to make any related party transaction disclosures. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected. In addition, while we plan to implement a risk management program and processes or procedures for identifying and addressing risks to our business in other areas, we do not currently have such a program, processes or procedures in place.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act, and may remain an emerging growth company for up to five full fiscal years following this offering. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:
•being permitted to provide only two years of audited financial statements in this prospectus, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;
•not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;
•not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;
•reduced disclosure obligations regarding executive compensation; and
•exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have provided only two years of audited financial statements and correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.
We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.
As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq Global Select Market and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors.
We are evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.
Pursuant to Section 404 of the Sarbanes-Oxley Act (Section 404), we will be required to furnish a report by our management on our internal control over financial reporting. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.
Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.
We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, the terms of any future debt agreements we may enter into may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.
We could be subject to securities class action litigation.
In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because pharmaceutical companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our strategy, future financial condition, future operations, research and development, planned clinical trials and preclinical studies, the timing and likelihood of regulatory filings and approvals for our product candidates, our ability to commercialize our product candidates, the potential benefits of collaborations, projected costs, prospects, plans, objectives of management and expected market growth, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “design,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “positioned,” “potential,” “predict,” “seek,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology.
We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions described in the sections of this prospectus titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. Other sections of this prospectus may include additional factors that could harm our business and financial performance. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.
Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements.
In light of the significant uncertainties in these forward-looking statements, you should not rely upon forward-looking statements as predictions of future events. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur at all. You should refer to the section of this prospectus titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act, do not protect any forward-looking statements that we make in connection with this offering.
You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements.

MARKET AND INDUSTRY DATA
Certain market, industry and competitive data included in this prospectus were obtained from our own internal estimates and research, as well as from publicly available information, reports of governmental agencies and industry publications and surveys. In some cases, we do not expressly refer to the sources from which this data is derived. All of the market and industry data used in this prospectus is inherently subject to uncertainties and involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section of this prospectus titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS
We estimate that the net proceeds to us from this offering will be approximately $204.5  million (or approximately $235.7 million if the underwriters exercise in full their option to purchase up to 1,973,684 additional shares of common stock), based on the assumed initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Each $1.00 increase or decrease in the assumed initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $12.2 million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares of common stock offered by us, would increase or decrease, as applicable, the net proceeds to us by approximately $15.8 million, assuming the assumed initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of this offering are to obtain additional capital to support our operations, to create a public market for our common stock and to facilitate our future access to the public equity markets. We anticipate that we will use the net proceeds of this offering as follows:
•approximately $80.0 million to $90.0 million to fund our planned registrational Phase 2/3 clinical trial of ENTO in combination with IC in AML patients with NPM1 mutations, which includes a $29.0 million milestone payment by us to Gilead upon the initiation of this trial;
•approximately $20.0 million to $30.0 million to fund our planned Phase 1/2 clinical trial of KB-0742 for the treatment of advanced solid tumors; and
•the remainder for additional development activities for our SYK and CDK9 programs, continued discovery and preclinical development of additional product candidates, as well as headcount costs, working capital and other general corporate purposes.
We may also use a portion of the net proceeds from this offering to in-license, acquire, or invest in complementary businesses, technologies, products or assets. However, we have no current commitments or obligations to do so.
We believe that the net proceeds from this offering, together with our existing cash, cash equivalents, and short-term investments, will enable us to fund our operating expenses and capital expenditure requirements into 2024. During this time, subject to the results of our planned End of Phase 2 meeting with the FDA and similar discussions with European regulatory agencies that we intend to have in the first half of 2021, we plan to initiate and complete a registrational Phase 2/3 clinical trial of ENTO in combination with IC in AML patients with NPM1 mutations, with an anticipated data readout in 2023. We also expect the net proceeds from this offering to enable us to complete our planned Phase 1/2 clinical trial of KB-0742 for the treatment of advanced solid tumors, with anticipated data readouts in 2021 and 2022. It is difficult to predict the cost and timing required to complete our clinical trials due to, among other factors, our lack of experience as a company with initiating and conducting clinical trials, the rate of patient enrollment in our planned clinical trials, filing requirements with and feedback from various regulatory agencies, clinical trial results, any impacts from the COVID-19 pandemic, and the actual costs of manufacturing and supplying our product candidates.
Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including our ability to obtain additional financing, the progress, cost and results of our preclinical and clinical development programs, and whether we are able to enter into future licensing or collaboration arrangements. We may find it necessary or advisable to use the net proceeds for other purposes, and our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds from this offering. Our expected use of the net proceeds discussed above does not include any milestone payments we may be required to make to Gilead pursuant to the Gilead Asset Purchase Agreement, other than the $29.0 million milestone payment described above.
Pending their use, we plan to invest the net proceeds from this offering in short- and medium-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY
We have never declared or paid cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business. Any future determination related to dividend policy will be made at the discretion of our board of directors, subject to applicable laws, and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions and capital requirements. In addition, our ability to pay cash dividends on our capital stock in the future may be limited by the terms of any future debt or preferred securities we issue or any credit facilities we enter into.

CAPITALIZATION
The following table sets forth our cash, cash equivalents, and short-term investments and our capitalization as of June 30, 2020:
•on an actual basis;
•on a pro forma basis to give effect to (i) the conversion of all outstanding shares of our convertible preferred stock into an aggregate 22,687,625 shares of our common stock in connection with the closing of this offering, (ii) the settlement of the Gilead Note and accrued interest thereon upon the closing of this offering through the issuance of 210,752 shares of our common stock, assuming an initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) and an offering closing date of October 14, 2020, and a charge to accumulated deficit of $3.6 million, (iii) the receipt of $151.3 million in net cash proceeds from the sale of the 2020 Notes in August 2020 and the settlement of the 2020 Notes into 10,741,406 shares of our common stock and a charge to accumulated deficit of $27.4 million related to the settlement of the 2020 Notes, assuming an initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), in connection with the closing of this offering (which is reflected in pro forma cash and cash equivalents and additional paid in capital), and (iv) the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the closing of this offering; and
•on a pro forma as adjusted basis to give further effect to our sale of 13,157,895 shares of our common stock in this offering at the assumed initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
This pro forma as adjusted information is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing. The following table should be read together with the sections of this prospectus titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and the related notes included elsewhere in this prospectus.

	As of June 30, 2020
	Actual	Pro Forma(2)	Pro Forma As Adjusted(1)(2)
	(unaudited) (in thousands, except share and per share data)
Cash, cash equivalents, and short-term investments	$81,463	$232,788	$437,314
Convertible preferred stock, $0.001 par value; 21,506,977 shares authorized; 21,504,893 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	122,907	—	—
Stockholders’ (deficit) equity:			—
Preferred stock, $0.001 par value per share; no shares authorized, issued and outstanding, actual; 10,000,000 authorized, no shares issued or outstanding, pro forma and pro forma as adjusted		—	—
Common stock, $0.001 par value; 40,000,000 shares authorized, 5,952,043 shares issued and outstanding(3), actual; 200,000,000 shares authorized, 39,591,826 shares issued and outstanding, pro forma; 200,000,000 shares authorized, 49,885,944 shares issued and outstanding, pro forma as adjusted.	6	40	53
Additional paid-in capital	885	309,946	514,459
Accumulated other comprehensive income	164	164	164
Accumulated deficit	(39,036)	(73,899)	(73,899)
Total stockholders’ deficit	(37,981)	236,251	440,777
Total capitalization	$84,926	$236,251	$440,777
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(1)Each $1.00 increase or decrease in the assumed initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease, as applicable, the pro forma as adjusted amounts of each of our cash, cash equivalents, and short-term investments, common stock and additional paid-in capital, total stockholders’ equity (deficit), and total capitalization by approximately $12.2 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the pro forma as adjusted amounts of each of our cash, cash equivalents, and short-term investments, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $15.8 million, assuming the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(2)This pro forma and pro forma as adjusted information is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing.
(3)The number of shares of common stock actually issued and outstanding excludes 1,447,423 shares outstanding that are subject to forfeiture or our right to repurchase as of June 30, 2020 and which are therefore not considered outstanding for accounting purposes.
The number of shares of our common stock to be outstanding after this offering as set forth in the table above is based on 39,591,826 shares of common stock outstanding as of June 30, 2020 after giving effect to the pro forma adjustments described above (which excludes 1,447,423 shares outstanding that are subject to forfeiture or our right to repurchase as of such date, and which are therefore not considered outstanding for accounting purposes), and excludes:
•2,236,460 shares of our common stock issuable upon the exercise of outstanding stock options as of June 30, 2020, with a weighted-average exercise price of $2.56 per share;
•1,981,549 shares of our common stock issuable upon the exercise of outstanding stock options granted subsequent to June 30, 2020, with a weighted-average exercise price of $6.79 per share;

•6,465,175 shares of common stock reserved for future issuance under the 2020 Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the 2020 Plan, which will become effective upon the execution and delivery of the underwriting agreement for this offering (including 240,675 shares of common stock reserved for issuance under the Prior Plan, which shares will be added to the 2020 Plan upon its effectiveness); and
•688,000 shares of common stock reserved for future issuance under the ESPP, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering.

DILUTION
If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.
Our historical net tangible book deficit as of June 30, 2020 was $(38.0) million, or $(6.38) per share of our common stock. Our historical net tangible book deficit is the amount of our total tangible assets less our total liabilities and preferred stock, which is not included within stockholders’ equity (deficit). Historical net tangible book deficit per share represents our historical net tangible book deficit divided by the number of shares of our common stock outstanding as of June 30, 2020 (excluding 1,447,423 shares subject to forfeiture or our right to repurchase).
Our pro forma net tangible book value as of June 30, 2020 was $236.3 million, or $5.97 per share of our common stock. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, after giving effect to (i) the conversion of all outstanding shares of our convertible preferred stock into an aggregate 22,687,625 shares of our common stock in connection with the closing of this offering; (ii) the settlement of the Gilead Note and accrued interest thereon into 210,752 shares of our common stock upon the closing of this offering, assuming an initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) and an offering closing date of October 14, 2020; and (iii) the receipt of $151.3 million in net cash proceeds from the sale of the 2020 Notes in August 2020 and the settlement of the 2020 Notes into 10,741,406 shares of our common stock, assuming an initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), in connection with the closing of this offering. Pro forma net tangible book value per share represents our pro forma net tangible book value divided by the number of shares of our common stock outstanding as of June 30, 2020, after giving effect to the pro forma adjustments described above.
After giving further effect to our issuance and sale of 13,157,895 shares of our common stock in this offering at the assumed initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2020 would have been $440.8 million, or $8.36 per share. This represents an immediate increase in pro forma as adjusted net tangible book value per share of $2.39  to existing stockholders and immediate dilution of $8.64 in pro forma as adjusted net tangible book value per share to new investors purchasing common stock in this offering.
Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$17.00
Historical net tangible book value (deficit) per share as of June 30, 2020	$(6.38)
Pro forma increase per share attributable to the automatic conversion of preferred stock and the 2020 Notes upon the closing of this offering	12.35
Pro forma net tangible book value per share as of June 30, 2020	5.97
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing shares in this offering	2.39
Pro forma as adjusted net tangible book value per share after this offering		8.36
Dilution per share to new investors purchasing shares in this offering		$8.64

Each $1.00 increase in the assumed initial public offering price of $17.00 per share would increase our pro forma as adjusted net tangible book value by $12.2 million, our pro forma as adjusted net tangible book value per share after this offering by $0.33 and dilution per share to new investors purchasing shares in this offering by $0.67, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. Similarly, each $1.00 decrease in the assumed initial public offering price of $17.00 per share would decrease our pro forma as adjusted net tangible book value by $12.2 million, our pro forma as adjusted net tangible book value per share after this offering by $0.34 and dilution per share to new investors purchasing shares in this offering by $0.66, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. An increase of 1.0 million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase the pro forma as adjusted net tangible book value per share after this offering by $0.14 and decrease the dilution per share to new investors participating in this offering by $0.14, assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions. Similarly, each decrease of 1.0 million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease the pro forma as adjusted net tangible book value per share after this offering by $0.14 and increase the dilution per share to new investors participating in this offering by $0.14, assuming that the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions.
If the underwriters exercise their option to purchase additional shares in full, our pro forma as adjusted net tangible book value per share after this offering would be $8.62 per share, representing an immediate increase in pro forma as adjusted net tangible book value per share of $2.65 to existing stockholders and immediate dilution in pro forma as adjusted net tangible book value per share of $0.26 to new investors purchasing common stock in this offering, assuming an initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If any shares are issued upon exercise of outstanding options, you will experience further dilution.
The following table summarizes, on the pro forma as adjusted basis described above, the differences between the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares of common stock in this offering. The calculation below is based on an assumed initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Weighted-Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	39,591,826	75.1%	$281,766,266	55.7%	$7.12
New investors	13,157,895	24.9%	$223,684,215	44.3%	$17.00
Total	52,749,721	100.0%	$505,450,481	100.0%
Each $1.00 increase or decrease in the assumed initial public offering price of $17.00 per share would increase or decrease, as applicable, the total consideration paid by new investors by $13.2 million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by 1.4 percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by 1.5  percentage points, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, each increase or decrease of 1.0 million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors by $17.0 million and, in the case of an increase, would increase the percentage of total consideration paid by new investors by 1.8 percentage points and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors by 1.9 percentage points, assuming that the assumed initial public offering price remains the same.
The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of our common stock held by existing stockholders would be reduced to 2.7% of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors participating in the offering would be increased to 2.7% of the total number of shares of our common stock outstanding after this offering.
The foregoing tables and calculations are based on 39,591,826 shares of our common stock outstanding as of June 30, 2020 after giving effect to the pro forma adjustments described above (which excludes 1,447,423 shares outstanding that are subject to forfeiture or our right to repurchase as of such date, and which are therefore not considered outstanding for accounting purposes), and excludes:
•2,236,460 shares of our common stock issuable upon the exercise of outstanding stock options as of June 30, 2020, with a weighted-average exercise price of $2.56 per share;
•1,981,549 shares of our common stock issuable upon the exercise of outstanding stock options granted subsequent to June 30, 2020, with a weighted-average exercise price of $6.79 per share;
•6,465,175 shares of common stock reserved for future issuance under the 2020 Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the 2020 Plan, which will become effective upon the execution and delivery of the underwriting agreement for this offering (including 240,675 shares of common stock reserved for issuance under the Prior Plan, which shares will be added to the 2020 Plan upon its effectiveness); and
•688,000 shares of common stock reserved for future issuance under the ESPP, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the ESPP, which will become effective upon the execution and delivery of the underwriting agreement for this offering.
To the extent that any outstanding options are exercised, or new options or other equity awards are issued under our equity incentive plans, you will experience further dilution. In addition, to the extent that additional capital is raised through the sale of equity or convertible debt securities in the future, the issuance of these securities may result in further dilution to our stockholders.

SELECTED FINANCIAL DATA
The following tables set forth our selected financial data as of, and for the periods ended on, the dates indicated. We have derived the selected statements of operations data for the years ended December 31, 2018 and 2019 and the selected balance sheet data as of December 31, 2018 and 2019 from our audited financial statements included elsewhere in this prospectus. We have derived the selected statements of operations data for the six months ended June 30, 2019 and 2020 and the selected balance sheet data as of June 30, 2020 from our unaudited interim condensed financial statements included elsewhere this prospectus. Our unaudited interim condensed financial statements have been prepared in a basis consistent with our audited financial statements and, in the opinion of management, reflect all adjustments, consisting solely of normal recurring adjustments, necessary for the fair presentation of the financial information in those statements. You should read the following selected financial data together with our financial statements and the related notes included elsewhere in this prospectus and in the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of results that should be expected in any future period, and our results for any interim period are not necessarily indicative of results that should be expected for any full year.

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
			(unaudited)
	(in thousands, except share and per share data)
Statements of Operations Data:
Operating expenses:
Research and development	$5,033	$13,446	$5,172	$13,370
General and administrative	1,612	3,370	1,465	2,777
Total operating expenses	6,645	16,816	6,637	16,147
Loss from operations	(6,645)	(16,816)	(6,637)	(16,147)
Interest income (expense), net	(76)	699	(2)	573
Net loss	$(6,721)	$(16,117)	$(6,639)	$(15,574)
Net loss per share, basic and diluted(1)	$(1.38)	$(3.05)	$(1.30)	$(2.70)
Weighted-average shares of common stock, basic and diluted(1)	4,856,774	5,278,748	5,088,542	5,764,389
Pro forma net loss per share, basic and diluted (unaudited)(1)		$(0.77)		$(0.55)
Pro forma-weighted average shares of common stock, basic and diluted (unaudited)(1)		20,901,908		28,452,014
_______________
(1)See Notes 12 and 13 to our financial statements included elsewhere in this prospectus for details on the calculation of our basic and diluted net loss per share and our basic and diluted pro forma net loss per share, and the weighted-average number of shares used in computing the per share amounts

	As of December 31,		As of June 30,
	2018	2019	2020
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents, and short-term investments	$10,226	$92,184	$81,463
Working capital(1)	9,230	90,606	76,353
Total assets	12,614	102,686	120,534
Convertible preferred stock	17,985	122,907	122,907
Total stockholders’ deficit	(7,296)	(23,203)	(37,981)
_______________
(1)We define working capital as current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations together with the section of this prospectus titled “Selected Financial Data” and our financial statements and the related notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations, and intentions. As a result of many factors, including those factors set forth in the section of this prospectus titled “Risk Factors,” our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.
Overview
We are a clinical-stage biopharmaceutical company dedicated to the discovery and development of novel cancer therapeutics designed to transform patient outcomes through a precision medicine strategy by targeting dysregulated transcription. Our proprietary product engine focuses on dysregulated transcription factors and the TRNs that drive their oncogenic activity. Our lead product candidate, ENTO, is an orally administered, selective SYK inhibitor that has been tested in 148 AML patients. Based on clinical results in a biomarker-defined subset of patients and subject to discussions with regulatory agencies that we intend to have in the first half of 2021, we plan to initiate a registrational Phase 2/3 clinical trial in 2021 in newly-diagnosed AML patients with NPM1 mutations, with an anticipated data readout in 2023. We are also planning to initiate a Phase 1/2 clinical trial in patients with relapsed or refractory FLT3 mutated AML in 2021, with an anticipated data readout in 2022. In addition, we are developing KB-0742, which is designed to be an orally bioavailable inhibitor of CDK9 with a differentiated selectivity profile, for the treatment of MYC-amplified solid tumors. Subject to clearance of an IND for KB-0742, which we plan to submit in the fourth quarter of 2020, we plan to initiate a Phase 1/2 clinical trial in patients with advanced solid tumors in 2021. In addition, we are leveraging our product engine to drive multiple oncology discovery programs targeting dysregulated transcription factors and their associated TRNs.
In July 2020, we entered into an asset purchase agreement to acquire a portfolio of selective, orally bioavailable small molecule inhibitors of SYK from Gilead. Our expertise in TRN biology allowed us to recognize SYK as a critical node in the HOX/MEIS TRN. This acquisition accelerated our pipeline to late clinical stage. The acquisition included our two clinical-stage compounds ENTO and LANRA.
The following chart summarizes the current stages of our development programs, including our lead product candidate, ENTO, as well as KB-0742, and our next anticipated milestones.
_______________
mt: mutant

In addition, we have discovery efforts focused on four cancer types where dysregulated transcription plays a central role: hematologic malignancies, prostate cancer, MYC-driven cancers, and small cell/neuroendocrine cancers. Our active discovery programs are focused on the specific TRNs noted in the following chart. We anticipate submitting an IND for a drug candidate arising from one of these programs in 2022, although we may not be successful in identifying product candidates that can selectively modulate the specific oncogenic TRNs associated with such programs.
We were incorporated in June 2017. To date, we have devoted substantially all of our resources to organizing and staffing our company, business planning, raising capital, identifying, acquiring and developing our product candidates, building our product engine, establishing our intellectual property portfolio, and providing general and administrative support for these operations. We have principally financed our operations to date through private placements of preferred stock and convertible debt, and to a lesser extent, option exercises. Since our inception, we have received aggregate gross proceeds of $278.2 million from sales of our preferred stock and our issuance of convertible debt. As of June 30, 2020, we had cash, cash equivalents and short-term investments of $81.5 million, which does not include the aggregate net proceeds of $151.3 million we received from the issuance and sale of the 2020 Notes in August 2020. Based on our current operating plan, we estimate that our existing cash, cash equivalents, and short-term investments will be sufficient to fund our operating expenses and capital expenditure requirements through at least the next 12 months. We have incurred significant operating losses since our inception and expect to continue to incur significant and increasing operating losses for at least the next several years. We do not have any products approved for sale, we have not generate any revenue from the sale of products, and our ability to generate product revenue sufficient to achieve profitability will depend on the successful development and eventual commercialization of one or more of our current or future product candidates. Our net losses were $6.7 million and $16.1 million for the years ended December 31, 2018 and 2019, respectively, and $6.6 million and $15.6 million for the six months ended June 30, 2019 and 2020, respectively. As of June 30, 2020, we had an accumulated deficit of $39.0 million.
We anticipate that our expenses will increase substantially for the foreseeable future if and as we continue our development of, and seek regulatory approvals for, our product candidates and begin to commercialize any approved products, seek to expand our product pipeline, invest in our organization and product engine, as well as incur expenses associated with operating as a public company. Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on a variety of factors. As a result, we will need substantial additional financing to support our continuing operations and further the development of and commercialize our product candidates. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through public or private equity or debt financings or other capital sources, which may include strategic collaborations or other arrangements with third parties. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we are unable to raise capital or enter into such agreements as and when needed, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates. Insufficient liquidity may also require us to relinquish rights to product candidates at an earlier stage of development or on less favorable terms than we would otherwise choose. Our ability to raise additional funds may be adversely impacted by potential worsening global economic conditions and disruptions to and volatility in the credit and financial markets in the United States and worldwide resulting from the ongoing COVID-19 pandemic or otherwise. Because of the numerous risks and uncertainties associated with product development, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate revenue from product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.
We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We currently rely, and expect to continue to rely for the foreseeable future, on third parties for the manufacture of our product candidates for preclinical and clinical testing, as well as for commercial manufacture of any products that we may commercialize. In this regard, while we have purchased initial inventory of APIs and clinical drug supply for ENTO and LANRA from Gilead under the Gilead Asset Purchase Agreement, we will need to obtain further supplies of APIs and clinical drug supply for ENTO, KB-0742 and, if we choose to develop it, LANRA, from third-party manufacturers. We expect to initially obtain our supplies from manufacturers on a purchase order basis without long-term supply arrangements in place. We do not currently have arrangements in place for redundant supply for APIs and drug product. For all of our product candidates, we intend to identify and qualify manufacturers to provide the APIs and drug product prior to submission of an NDA to the FDA or other marketing authorization applications to other regulatory authorities. All our product candidates are compounds of low molecular weight, generally called small molecules. They can be manufactured from readily available starting materials in reliable and reproducible synthetic processes that are amenable to scale-up and do not require specialized equipment in the manufacturing process. We expect to continue to develop product candidates that can be produced cost-effectively at contract manufacturing facilities.
In addition, given our stage of development, we have not yet established a commercial organization or distribution capabilities. We intend to build a commercial infrastructure to support sales of any of our approved products. We expect to manage sales, marketing and distribution through internal resources and third-party relationships. While we may commit significant financial and management resources to commercial activities, we will also consider collaborating with one or more pharmaceutical companies to enhance our commercial capabilities.
The global COVID-19 pandemic continues to rapidly evolve, and we will continue to monitor the COVID-19 situation closely. The extent of the impact of the COVID-19 on our business, operations and clinical development timelines and plans remains uncertain, and will depend on certain developments, including the duration and spread of the outbreak and its impact on our clinical trial enrollment, trial sites, CROs, CMOs, and other third parties with whom we do business, as well as its impact on regulatory authorities and our key scientific and management personnel. In addition, we also experienced delays in our discovery and development activities as a result of the COVID-19 pandemic, primarily due to temporary and partial shutdowns at certain of our CROs that have since resumed normal operations, and due to the California and Massachusetts stay-at-home orders where our operations are located. However, to the extent possible, we are conducting business as usual, with necessary or advisable modifications to employee travel and most of our employees working remotely. We will continue to actively monitor the rapidly evolving situation related to COVID-19 and may take further actions that alter our operations, including those that may be required by federal, state or local authorities, or that we determine are in the best interests of our employees and other third parties with whom we do business. At this point, the extent to which the COVID-19 pandemic may affect our business, operations and clinical development timelines and plans, including the resulting impact on our expenditures and capital needs, remains uncertain and is subject to change.

Strategic Agreements
Below is a summary of the key terms for certain of our strategic agreements. For a more detailed description of these and our other license agreements, see the section of this prospectus titled “Business—Strategic Agreements.”
Gilead Asset Purchase Agreement
In July 2020, we entered into the Gilead Asset Purchase Agreement, pursuant to which we acquired certain assets from and assumed certain liabilities of Gilead related to ENTO and LANRA, and patents and other intellectual property covering or related to the development, manufacture and commercialization of ENTO and LANRA.
In consideration for such assets, on the date of the Gilead Asset Purchase Agreement, we made a $3.0 million upfront cash payment and issued a $3.0 million principal amount convertible promissory note to Gilead (Gilead Note). We also made a $0.7 million payment to reimburse Gilead for certain liabilities we assumed pursuant to the Gilead Asset Purchase Agreement. In addition, we are required to make milestone payments upon successful achievement of certain regulatory and sales milestones for ENTO, LANRA and other SYK inhibitor compounds covered by the patent rights acquired pursuant to the Gilead Asset Purchase Agreement and developed by us as a back-up to ENTO or LANRA (Other Compounds). Upon initiation of our planned registrational Phase 2/3 clinical trial of ENTO in combination with IC in AML patients with NPM1 mutations, we will be required to pay a milestone to Gilead of $29.0 million, and upon successful completion of certain other regulatory milestones in the United States, European Union and United Kingdom for ENTO, LANRA and any Other Compounds, across up to two distinct indications, we will be required to pay to Gilead an aggregate total of $51.25 million. Upon achieving certain thresholds for the aggregate annual net sales of ENTO, LANRA and any Other Compounds combined, we would owe to Gilead potential milestone payments totaling $115.0 million.
Gilead is also eligible to receive (i) tiered marginal royalties ranging from the very low-teens to high-teens on annual worldwide net sales of ENTO, (ii) tiered marginal royalties ranging from high-single digits to the mid-teens on annual worldwide net sales of LANRA and (iii) tiered marginal royalties ranging from the low single digits to mid-single digits on annual worldwide net sales of any Other Compounds. The royalties in the foregoing clauses are subject to reduction, on a country-by-country basis, for products not covered by certain claims within the assigned patents, for generic entry and, in the case of ENTO and LANRA, for any royalties paid for future licenses of third party intellectual property required to develop or commercialize ENTO or LANRA. Our royalty obligation with respect to a given product in a given country begins upon the first commercial sale of such product in such country and ends on the latest of (i) expiration of the last claim of a defined set of the assigned patent rights covering such product in such country; (ii) loss of exclusive data or marketing rights to such product in such country; or (iii) 10 years from the first commercial sale of such product in such country.
Under the Gilead Asset Purchase Agreement, we are required to use commercially reasonable efforts to develop, obtain regulatory approval for and commercialize either ENTO or LANRA.
Harvard License Agreement
In January 2018, we entered into a license agreement with President and Fellows of Harvard College (Harvard), pursuant to which Harvard granted us a non-exclusive, worldwide, royalty-free license to certain intellectual property for the purpose of commercializing products relating to our SMM platform. We paid a one-time license fee in the amount of $10,000 on the date of the agreement and an annual license maintenance fee of $20,000 on each of the first two anniversaries. We are required to pay $25,000 on each subsequent anniversary until the last to expire of any valid claim included in the licensed patents.

Components of Our Results of Operations
Operating Expenses
Our operating expenses consisted of research and development expenses and general and administrative expenses.
Research and Development Expenses
Our research and development expenses consist primarily of direct and indirect costs incurred in connection with our therapeutic discovery efforts and the preclinical and clinical development of our product candidates, as well as the development of our product engine.
Direct costs include:
•expenses incurred under agreements with CROs and other vendors that conduct our clinical trials and preclinical activities;
•costs of outside consultants, including their fees, stock-based compensation and related travel expenses;
•costs of acquiring, developing, and manufacturing clinical trial materials and lab supplies; and
•payments made under third-party strategic agreements.
Indirect costs include:
•personnel costs, which include salaries, benefits, and other employee related costs, including stock-based compensation, for personnel engaged in research and development functions;
•costs related to compliance with regulatory requirements; and
•facilities costs, depreciation and other expenses, which include direct and allocated expenses for rent and maintenance of facilities, insurance and other supplies.
We expense research and development costs as the services are performed or the goods are received. We recognize costs for certain development activities based on an evaluation of the progress to completion of specific tasks using information provided to us by our vendors and our internal management. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of costs incurred, and are reflected in our financial statements as prepaid or accrued research and development expenses.
Because we are working on multiple research and development programs at any one time, we track our direct costs by the stage of program, clinical or preclinical. In the periods presented, we have not incurred clinical program research and development costs. In future periods when clinical trial expenses are incurred, our direct costs will be broken out between our clinical programs and our preclinical programs. However, our internal costs, employees and infrastructure are not directly tied to any one program and are deployed across multiple programs. As such, we do not track indirect costs on a specific program basis.
Our research and development expenses may vary significantly based on a variety of factors, such as:
•the scope, rate of progress, expense and results of our preclinical development activities;
•per patient trial costs;
•the number of trials required for approval; the number of sites included in the trials;

•the number of patients that participate in the trials;
•the countries in which the trials are conducted;
•uncertainties in clinical trial design and patient enrollment or drop out or discontinuation rates, particularly in light of the current COVID-19 pandemic environment;
•potential additional safety monitoring requested by regulatory agencies;
•the duration of patient participation in the trials and follow-up;
•the safety and efficacy of our product candidates;
•the timing, receipt, and terms of any approvals from applicable regulatory authorities including the FDA and non-U.S. regulators;
•significant and changing government regulation and regulatory guidance;
•potential additional trials requested by regulatory agencies;
•establishing clinical and commercial manufacturing capabilities or making arrangements with third-party manufacturers in order to ensure that we or our third-party manufacturers are able to make product successfully;
•the extent to which we establish additional strategic collaborations or other arrangements;
•the impact of any business interruptions to our operations or to those of the third parties with whom we work, particularly in light of the current COVID-19 pandemic environment;
•the expense of filing, prosecuting, defending, and enforcing any patent claims and other intellectual property rights; and
•maintaining a continued acceptable safety profile of our product candidates following approval, if any, of our product candidates.
A change in the outcome of any of these variables with respect to the development of any of our product candidates could significantly change the costs and timing associated with the development of that product candidate.
We expect that our research and development expenses will continue to increase substantially for the foreseeable future as we continue to identify and develop additional product candidates and as more of our product candidates move into later stages of clinical development, which typically have higher development costs than those in earlier stages of clinical development due to the increased size and duration of later-stage clinical trials.
The process of conducting the necessary preclinical and clinical research to obtain regulatory approval is costly and time-consuming. The actual probability of success for our product candidates may be affected by a variety of factors. We may never succeed in achieving regulatory approval for any of our product candidates. Further, a number of factors, including those outside of our control, could adversely impact the timing and duration of our product candidates’ development, which could increase our research and development expenses.
General and Administrative Expenses
General and administrative expenses consist primarily of personnel costs, which include salaries, benefits and other employee related costs, such as stock-based compensation, for personnel in our executive, finance, corporate and business development, and administrative functions. General and administrative expenses also include legal fees relating to patent and corporate matters; professional fees for accounting, auditing, tax and consulting services; insurance costs; recruiting costs; travel expenses; and facilities-related costs.
We expect that our general and administrative expenses will continue to increase substantially for the foreseeable future as we continue to increase our general and administrative personnel headcount to support personnel in research and development, and to support our operations generally as we increase our research and development activities and activities related to the potential commercialization of our product candidates. We also expect to incur increased expenses associated with operating as a public company, including costs of accounting, audit, legal, regulatory and tax-related services associated with maintaining compliance with exchange listing and SEC requirements, director and officer insurance costs, and investor and public relations costs.
Interest Income (Expense), Net
Interest income (expense), net primarily consists of interest earned on our cash, cash equivalents and investments. We anticipate that our interest income will increase in the future as we expect our investment balances to be higher due to anticipated cash proceeds from this offering.
Results of Operations
Comparison of Six Months Ended June 30, 2019 and 2020
The following table summarizes our results of operations for the six months ended June 30, 2019 and 2020:

	Six Months Ended June 30,
	2019	2020	Change
	(in thousands)
Operating expenses:
Research and development	$5,172	$13,370	$8,198
General and administrative	1,465	2,777	1,312
Total operating expenses	6,637	16,147	9,510
Loss from operations	(6,637)	(16,147)	(9,510)
Interest income (expense), net	(2)	573	575
Net loss	$(6,639)	$(15,574)	$(8,935)
Research and Development Expenses
The following table summarizes our research and development expenses for the six months ended June 30, 2019 and 2020:

	Six Months Ended June 30,
	2019	2020	Change
	(in thousands)
Direct Costs(1)	$2,848	$6,206	$3,358
Indirect Costs:
Personnel	934	4,134	3,200
Facilities, depreciation and other expenses	1,390	3,030	1,640
Total research and development expenses	$5,172	$13,370	$8,198

_______________
(1)In future periods when clinical trial expenses are incurred, direct costs will be broken out between our clinical programs and our preclinical programs.
Research and development expenses were $5.2 million for the six months ended June 30, 2019, compared to $13.4 million for the six months ended June 30, 2020. The increase of $8.2 million was primarily due to an increase of $3.2 million in personnel costs primarily attributable to increased research and development personnel headcount, including $0.3 million of additional stock-based compensation, an increase of $3.0 million in outside and consulting research expenses and an increase of $0.4 million in lab supplies related to increased development activity in connection with our preclinical product candidates, and an increase of $1.6 million in facilities, depreciation and other expenses primarily attributable to the commencement of the lease for our 301 Binney facility (as described below) in March 2020.
General and Administrative Expenses
General and administrative expenses were $1.5 million for the six months ended June 30, 2019 compared to $2.8 million for the six months ended June 30, 2020. The increase of $1.3 million was primarily due to an increase of $0.6 million in professional fees primarily attributable to legal and outside consultant costs, an increase of $0.5 million in other expenses primarily attributable to employee onboarding costs and an increase of $0.2 million in personnel costs primarily attributable to increased general and administrative personnel headcount to support the growth of our research and development organization.
Interest Income (Expense), Net
Interest income (expense), net primarily consists of interest earned on our cash, cash equivalents, and investments.
Comparison of Years Ended December 31, 2018 and 2019
The following table summarizes our results of operations for the years ended December 31, 2018 and 2019:

	Year Ended December 31,		Change
	2018	2019
	(in thousands)
Operating expenses:
Research and development	$5,033	$13,446	$8,413
General and administrative	1,612	3,370	1,758
Total operating expenses	6,645	16,816	10,171
Loss from operations	(6,645)	(16,816)	(10,171)
Interest income (expense), net	(76)	699	775
Net loss	$(6,721)	$(16,117)	$(9,396)

Research and Development Expenses
The following table summarizes our research and development expenses for the years ended December 31, 2018 and 2019:

	Year Ended December 31,		Change
	2018	2019
	(in thousands)
Direct Costs(1)	$3,481	$7,760	$4,279
Indirect Costs:
Personnel	792	2,642	1,850
Facilities, depreciation and other expenses	760	3,044	2,284
Total research and development expenses	$5,033	$13,446	$8,413
_______________
(1)In future periods when clinical trial expenses are incurred, direct costs will be broken out between our clinical programs and our preclinical programs.
Research and development expenses were $5.0 million for the year ended December 31, 2018, compared to $13.4 million for the year ended December 31, 2019. The increase of $8.4 million was primarily due to an increase of $3.5 million in outside and consulting research expenses and an increase of $0.7 million in lab supplies related to increased development activity in connection with our preclinical product candidates, an increase of $1.9 million in personnel costs primarily attributable to increased research and development personnel headcount, including $0.1 million of additional stock-based compensation, and an increase of $2.3 million in facilities, depreciation and other expenses primarily attributable to our lab facilities move which took place in December 2018.
General and Administrative Expenses
General and administrative expenses were $1.6 million for the year ended December 31, 2018 compared to $3.4 million for the year ended December 31, 2019. The increase of $1.8 million was primarily due to an increase of $0.8 million in personnel costs primarily attributable to increased general and administrative personnel headcount to support the growth of our research and development organization and an increase of $0.6 million in professional fees primarily attributable to legal and outside consultant costs, and an increase of $0.2 million in facilities costs related to our office space lease that commenced in August 2018.
Interest Income (Expense), Net
Interest income (expense), net primarily consists of interest earned on our cash, cash equivalents, and investments.
Liquidity and Capital Resources
Sources of Liquidity
To date, we have financed our operations primarily through private placements of preferred stock and convertible debt, and have devoted substantially all of our resources to organizing and staffing our company, business planning, raising capital, identifying, acquiring and developing our product candidates, building our product engine, establishing our intellectual property portfolio, and providing general and administrative support for these operations. Since our inception, we have received aggregate gross proceeds of $278.2 million from sales of our preferred stock and our issuance of convertible debt. As of June 30, 2020, we had cash, cash equivalents and short-term investments of $81.5 million, which does not include the aggregate net proceeds of $151.3 million we received from the issuance and sale of the 2020 Notes in August 2020. Since our inception, we have not generated any revenue from product sales or any other sources, and have incurred significant operating losses. We have not yet commercialized any products and we do not expect to generate revenue from sales of any product candidates for several years, if ever.
Future Funding Requirements
Based on our current operating plan, we estimate that our existing cash, cash equivalents, and short-term investments will be sufficient to fund our operating expenses and capital expenditure requirements through at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. Because of the numerous risks and uncertainties associated with the development of product candidates and programs and because the extent to which we may enter into strategic collaborations or other arrangements with third parties for development of our product candidates is unknown, we are unable to estimate the timing and amounts of increased capital outlays and operating expenses associated with completing the research and development of our product candidates.
We anticipate that our expenses will increase substantially for the foreseeable future if and as we:
•initiate and continue research and preclinical and clinical development of our product candidates, including in particular our planned registrational Phase 2/3 clinical trial of ENTO in combination with IC in AML patients with NPM1 mutations;
•seek to identify and develop additional product candidates;
•continue to invest in our product engine;
•incur costs associated with CROs and CMOs in connection with our preclinical studies and clinical trials;
•require the manufacture of larger quantities of our product candidates for clinical development and potentially commercialization;
•implement operational, financial and management information systems;
•hire and retain additional clinical, quality control and scientific personnel;
•incur additional expenses as a public company;
•maintain, expand, and protect our intellectual property portfolio;
•potentially acquire or in-license other product candidates or technologies or enter into additional strategic collaborations or other arrangements with third parties;
•pursue marketing approvals for any of our product candidates that successfully complete clinical trials, if any;
•establish a sales, marketing, and distribution infrastructure to commercialize any products for which we may obtain marketing approval; and
•experience any delays or encounter any issues with any of the above, including the risk of each of which may be exacerbated by the ongoing COVID-19 pandemic.
Our future funding requirements will depend on these and other factors.
Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval for any product candidates or generate revenue from the sale of any product candidate for which we may obtain marketing approval.

In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of drugs that we do not expect to be commercially available for at least several years, if ever. As a result, we will need substantial additional financing to support our continuing operations and further the development of and commercialize our product candidates.
Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through public or private equity or debt financings or other capital sources, which may include strategic collaborations or other arrangements with third parties. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest may be diluted, and the terms of these securities may include liquidation or other preferences and anti-dilution protections that could adversely affect your rights as a common stockholder. Additional debt or preferred equity financing, if available, may involve agreements that include restrictive covenants that may limit our ability to take specific actions, such as incurring debt, making capital expenditures or declaring dividends, which could adversely impact our ability to conduct our business, and may require the issuance of warrants, which could potentially dilute your ownership interest. If we raise additional funds through strategic collaborations or other arrangements with third parties, we may have to relinquish valuable rights to our technology, future revenue streams, research programs, or product candidates or grant licenses on terms that may not be favorable to us. Our ability to raise additional funds may be adversely impacted by potential worsening global economic conditions and disruptions to and volatility in the credit and financial markets in the United States and worldwide resulting from the ongoing COVID-19 pandemic or otherwise. If we are unable to raise additional funds as needed, we may be required to delay, limit, reduce and/or terminate our product development programs or any future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.
Cash Flows
The following table summarizes our sources and uses of cash for each of the periods presented:

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
			(unaudited)
	(in thousands)
Cash used in operating activities	$(6,441)	$(15,082)	$(6,654)	$(11,996)
Cash used in investing activities	(1,075)	(67,581)	(852)	19,301
Cash provided by financing activities	16,218	105,007	54,781	117
Net increase in cash and cash equivalents	$8,702	$22,344	$47,275	$7,422
Operating Activities
During the six months ended June 30, 2020, cash used in operating activities was $12.0 million, which was primarily attributable to our net loss of $15.6 million, partially offset by non-cash charges of $2.0 million and cash provided by changes in our operating assets and liabilities of $1.6 million. Net cash provided by changes in our operating assets and liabilities of $1.6 million during the six months ended June 30, 2020 consisted of a net increase of $1.9 million in operating liabilities, offset by a $0.3 million increase in operating assets.
During the six months ended June 30, 2019, cash used in operating activities was $6.7 million, which was primarily attributable to our net loss of $6.6 million, partially increased by cash used in changes in our operating assets and liabilities of $0.3 million and offset by non-cash charges of $0.2 million. Net cash used in changes in our operating assets and liabilities of $0.3 million during the six months ended June 30, 2019 consisted of an increase of $0.2 million in prepaid expenses and other assets as well as a decrease of $0.2 million in other liabilities, partially offset by a $0.1 million increase in accounts payable and accrued expenses. The increase in accounts payable and accrued expenses was largely due to an increase in external research and development costs. The increase in prepaid expenses and other current assets was due to prepaid rent.
During the year ended December 31, 2019, cash used in operating activities was $15.1 million, which was primarily attributable to our net loss of $16.1 million, partially offset by non-cash charges of $0.8 million and cash provided by changes in our operating assets and liabilities of $0.3 million. Net cash provided by changes in our operating assets and liabilities of $0.3 million during the year ended December 31, 2019 consisted of an increase of $1.3 million in accounts payable and accrued expenses as well as a decrease of $0.2 million related to other long-term assets, partially offset by an increase of $0.6 million in prepaid expenses and other current assets and a decrease of $0.2 million in other liabilities. The increase in accounts payable and accrued expenses was largely due to an increase in external research and development costs. The increase in prepaid expenses and other current assets was due to interest earned on available-for-sale securities.
During the year ended December 31, 2018, cash used in operating activities was $6.4 million, which was primarily attributable to our net loss of $6.7 million, partially offset by $0.1 million of cash provided by changes in our operating assets and non-cash charges of $0.2 million. Net cash provided by changes in operating assets and liabilities of $0.1 million during the year ended December 31, 2018 consisted of an increase in other long-term assets of $0.2 million, offset by an increase in other liabilities of $0.2 million and an increase of $0.2 million in accounts payable and accrued expenses. The increase in other long-term assets and other liabilities was primarily due to recognition of the right of use operating lease for our office space.
Investing Activities
During the six months ended June 30, 2020, cash provided by investing activities was $19.3 million, consisting of $29.2 million in investment maturities, partially offset by $8.2 million of net investment purchases and $1.7 million for the purchase of property and equipment.
During the six months ended June 30, 2019, cash used in investing activities was $0.8 million, consisting of $0.8 million for the purchase of property and equipment.
During the year ended December 31, 2019, cash used in investing activities was $67.6 million, consisting of $64.6 million of net investment purchases and $2.9 million for the purchase of property and equipment.
During the year ended December 31, 2018, cash used in investing activities was $1.1 million, consisting of purchases of property and equipment.
Financing Activities
During the six months ended June 30, 2020, net cash provided by financing activities was $0.1 million, consisting primarily of proceeds from the exercise of stock options of $0.1 million.
During the six months ended June 30, 2019, net cash provided by financing activities was $54.8 million, consisting primarily of net proceeds of $54.8 million from our sales of shares of our Series A convertible preferred stock received as of June 30, 2019.
During the year ended December 31, 2019, net cash provided by financing activities was $105.0 million, consisting of net proceeds of $104.9 million from our sales of shares of our Series A convertible preferred stock and proceeds from the exercise of stock options of $0.1 million.
During the year ended December 31, 2018, net cash provided by financing activities was $16.2 million, consisting primarily of net proceeds from our sales of Series Seed convertible preferred stock.

Contractual Obligations and Commitments
The following table summarizes our contractual obligations and commitments as of December 31, 2019:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Operating lease obligations(1)	$541	$322	$219	$—	$—
Finance lease obligations	39	33	6	—	—
Total	$580	$355	$225	$—	$—
____________
(1)Represents payments due for our lease of office space in San Mateo, California under an office lease agreement that expires in April 2025.
In 2020, we entered into additional lease agreements to expand our office and lab spaces. In March 2020, we entered into an 11-year lease agreement to move our research and development operations to a 40,514 square-foot facility at 301 Binney Street, Cambridge, Massachusetts (301 Binney facility). The initial annual base rent is approximately $4.1 million and such amount will increase by 3% annually on each anniversary of the rent commencement date, which is October 2020.
In May 2020, we amended our agreement to extend the lease for our office space in San Mateo, California through April 2025. The initial annual base rent is approximately $0.3 million, and such amount will increase by 3.0% annually on each anniversary of the commencement date. In July 2020, we expanded to an adjacent suite for an additional lease through April 2025 with similar economic terms.
Pursuant to the Gilead Asset Purchase Agreement we entered into in July 2020, we are obligated to make milestone payments upon the achievement of specified regulatory and clinical milestones as well as royalty payments. We have not included future payments under this agreement in the table above since the payment obligations under this agreement are contingent upon future events, such as our achievement of specified milestones or generating product sales. We are currently unable to estimate the timing or likelihood of achieving these milestones or generating future product sales. See the subsection titled “—Strategic Agreements—Gilead Asset Purchase Agreement” above.
In August 2020, we sold and issued approximately $155.2 million aggregate principal amount of 2020 Notes in a private placement transaction. See Note 18 included elsewhere in this prospectus for additional information.
We enter into contracts in the normal course of business with CROs for clinical trials, preclinical research studies and testing, manufacturing and other services and products for operating purposes. These contracts do not contain any minimum purchase commitments and are generally cancellable by us upon prior notice and, as a result, are not included in the table of contractual obligations above. Payments due upon cancellation consist only of payments for services provided and expenses incurred up to the date of cancellation.
Critical Accounting Policies and Use of Estimates
Our management’s discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of our financial statements and related disclosures requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, costs and expenses and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.
The full extent to which the COVID-19 pandemic will directly or indirectly impact our business, results of operations and financial condition, including expenses, clinical trials and research and development costs, will depend on future developments that are highly uncertain, including as a result of new information that may emerge concerning COVID-19 and the actions taken to contain or treat COVID-19, as well as the economic impact on local, regional, national and international markets. We have made estimates of the impact of COVID-19 within our financial statements and there may be changes to those estimates in future periods. Actual results could differ from our estimates.
While our significant accounting policies are described in more detail in the notes to our financial statements included elsewhere in this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.
Accrued Research and Development Expenses
As part of the process of preparing our financial statements, we are required to estimate our accrued research and development and manufacturing expenses. This process involves reviewing open contract and purchase orders, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated costs incurred for the services when we have not yet been invoiced or otherwise notified of the actual costs. The majority of our service providers invoice us in arrears for services performed on a pre-determined schedule or when contractual milestones are met; however, some require advanced payments. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us at that time. Examples of estimated accrued research and development expenses include fees paid to:
•CROs in connection with performing research activities on our behalf and conducting preclinical studies and clinical trials on our behalf;
•investigative sites or other service providers in connection with clinical trials;
•vendors in connection with preclinical and clinical development activities; and
•vendors related to product manufacturing and development and distribution of preclinical and clinical supplies.
We base our expenses related to preclinical studies and clinical trials on our estimates of the services received and efforts expended pursuant to quotes and contracts with multiple CROs that conduct and manage preclinical studies and clinical trials on our behalf. The financial terms of these agreements are subject to negotiation and vary from contract to contract, which may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the expense. Payments under some of these contracts depend on factors such as the completion of scientific milestones. In accruing fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual or amount of prepaid expense accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in us reporting amounts that are too high or too low in any particular period. To date, we have not made any material adjustments to our prior estimates of accrued research and development expenses.

Stock-Based Compensation
We measure stock options and other stock-based awards granted to employees, directors, and non-employees based on their fair value on the date of grant and recognize stock-based compensation expense of those awards over the requisite service period, which is generally the vesting period of the respective award. We recognize the impact of forfeitures on stock-based compensation expense as forfeitures occur. We apply the straight-line method of expense recognition to all awards with only service-based vesting conditions.
We estimate the fair value of each stock option grant on the date of grant using the Black-Scholes option-pricing model. This model requires the use of highly subjective assumptions to determine the fair value of stock-based awards, including:
•Fair Value of Common Stock—See the subsection titled “—Determination of Fair Value of Common Stock” below.
•Expected Term—The expected term represents the period that the stock-based awards are expected to be outstanding. We use the simplified method to determine the expected term, which is based on the average of the time-to-vesting and the contractual life of the options.
•Expected Volatility—Since we are not yet a public company and do not have any trading history for our common stock, the expected volatility is estimated based on the average historical volatilities of common stock of comparable publicly traded entities over a period equal to the expected term of the stock option grants. The comparable companies are chosen based on their size, stage in the product development cycle or area of specialty. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own stock price becomes available.
•Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the expected term of the awards.
•Expected Dividend—We have never paid dividends on our common stock and have no plans to pay dividends on our common stock. Therefore, we used an expected dividend yield of zero.
See Note 10 to our financial statements included elsewhere in this prospectus for information concerning certain of the specific assumptions we used in applying the Black-Scholes option-pricing model to determine the estimated fair value of our stock options granted in the years ended December 31, 2018 and 2019, and the six months ended June 30, 2019 and 2020.
Stock-based compensation expense was $30,000 and $113,000 during the years ended December 31, 2018 and 2019, respectively. As of December 31, 2019, we had $1.3 million of total unrecognized stock-based compensation costs which we expect to recognize over a weighted-average period of 3.64 years. As of June 30, 2020, total unrecognized compensation cost related to the unvested share-based awards was $4.6 million, which is expected to be recognized over a weighted-average period of 3.36 years.
The intrinsic value of all outstanding options as of June 30, 2020 was $52.6 million based on an assumed initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover of this prospectus, of which approximately $0.8 million was related to vested options and approximately $51.8 million was related to unvested options.
Determination of Fair Value of Common Stock
As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors as of the date of each option grant, with input from management, considering our most recently available third-party valuations of common stock and our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. Historically, these independent third-party valuations of our equity instruments were performed contemporaneously with identified value inflection points.
These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. The Practice Aid identifies various available methods for allocating the enterprise value across classes of series of capital stock in determining the fair value of our common stock at each valuation date.
For our valuations performed prior to June 2020, in accordance with the Practice Aid, we determined the Option Pricing Method (OPM) was the most appropriate method for determining the fair value of our common stock based on our stage of development and other relevant factors. These valuations were based on the OPM Backsolve methodology. The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value on if the funds available for distribution to stockholders exceed the value of the liquidation preferences at the time of a liquidity event, such as a strategic sale or merger. The common stock is modeled as a call option on the underlying equity value at a predetermined exercise price. In the model, the exercise price is based on a comparison with the total equity value rather than, as in the case of a regular option, a comparison with a per share stock price. Thus, common stock is considered to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred stock liquidation preference is paid. The OPM uses the Black-Scholes option pricing model to price the call options. This model defines the fair value of securities as functions of the current fair value of a company and uses assumptions such as the anticipated timing of a potential liquidity event and the estimated volatility of the equity securities.
For our valuations performed after June 2020, in accordance with the Practice Aid, we determined the hybrid method of the OPM and Probability-Weighed Expected Return Method (PWERM) was the most appropriate method for determining the fair value of our common stock based on our stage of development and other relevant factors. Under the PWERM methodology, the fair value of the common stock is estimated based upon an analysis of future values for the company, assuming various outcomes. The common stock value is based on the probability weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk adjusted discount rate and probability to arrive at an indication of the value for common stock. The hybrid method is a PWERM where the equity value in one of the scenarios is calculated using an OPM. In the hybrid method, two types of future event scenarios were considered: an initial public offering (IPO) and a trade sale. The enterprise value for the IPO scenario was determined using a market approach, the Guideline IPO Transactions Method. The IPO scenario assumes all of our then outstanding preferred stock would convert into common stock as of the IPO effective date. The enterprise value for the Trade Sale scenario is determined based on the Guideline Merger and Acquisitions Transaction Method and OPM allocation method. The relative probability of each type of future-event scenario was determined by our board of directors based on an analysis of performance and market conditions at the time, including then current IPO valuations of similarly situated companies and expectations as to the timing and likely prospects of future event scenarios.
The assumptions underlying these valuations represented management’s best estimates, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could have been materially different.

In addition to considering the results of these third-party valuations, our board of directors considered various objective and subjective factors to determine the fair value of our common stock as of each grant date, including:
•our stage of development and material risks related to our business;
•the progress of our research and development programs, including the status and results of preclinical studies and clinical trials for our product candidates;
•the acquisition of key assets and intellectual property;
•our business conditions and projections;
•our financial position and our historical and forecasted performance and operating results;
•the lack of an active public market for our common stock and our preferred stock;
•the prices of our convertible preferred stock sold to or exchanged between outside investors in arm’s length transactions and the rights, preferences, and privileges or our redeemable preferred securities as compared to those of our common stock, including liquidation preferences of our preferred stock;
•the conversion features of our 2020 Notes, including valuation terms;
•the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry;
•the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company in light of prevailing market conditions;
•the hiring of key personnel and the experience of management;
•trends and developments in our industry; and
•external market conditions affecting the biopharmaceutical industry and trends within the biopharmaceutical industry.
Following the closing of this offering, our board of directors will determine the fair market value of our common stock based on its closing price as reported on the date of grant on the primary stock exchange on which our common stock is traded.
Emerging Growth Company
We are an “emerging growth company” as defined in the JOBS Act, and we may remain an emerging growth company for up to five years following the completion of this offering. For so long as we remain an emerging growth company, we are permitted and intend to rely on certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.
We would cease to be an “emerging growth company” upon the earliest to occur of: (i) the last day of the fiscal year in which we have $1.07 billion or more in annual revenue; (ii) the date on which we first qualify as a large accelerated filer under the rules of the SEC; (iii) the date on which we have, in any three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of this offering. We may choose to take advantage of some but not all of these reduced reporting burdens.
In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards, and therefore we will not be subject to the same requirements to adopt new or revised accounting standards as other public companies that are not emerging growth companies.
Off-Balance Sheet Arrangements
We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.
Recently Issued and Adopted Accounting Pronouncements
A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our financial statements included elsewhere in this prospectus.
Quantitative and Qualitative Disclosures About Market Risks
Interest Rate Risk
We are exposed to market risk related to changes in interest rates of our investment portfolio of cash equivalents, short-term investments, and long-term investments. As of June 30, 2020, our cash equivalents and short-term investments consisted of money market funds, certificates of deposit, corporate bonds, and U.S. Treasury securities. As of December 31, 2019, our short-term investments consisted of investments in U.S. Treasury securities, commercial paper, and corporate bonds that have contractual maturities of less than one year. As of December 31, 2019, our long-term investments consisted of investments in U.S. Treasury securities, U.S. agency securities, certificates of deposit, and corporate bonds that have contractual maturities of greater than one year. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. The fair value of our marketable securities is subject to change as a result of potential changes in market interest rates, including changes resulting from the impact of the COVID-19 pandemic. The potential change in fair value for interest rate sensitive instruments has been assessed on a hypothetical 100 basis point adverse movement across all maturities. We believe a hypothetical 100 basis point increase or decrease in interest rates during any of the periods presented would not have had a material impact on our financial statements included elsewhere in this prospectus.
As of December 31, 2019 and June 30, 2020, we had no debt outstanding and are therefore were not exposed to related interest rate risk.
Foreign Currency Exchange Risk
All of our employees and our operations are currently located in the United States and our expenses are generally denominated in U.S. dollars. However, we have entered into a limited number of contracts with vendors for research and development services that permit us to satisfy our payment obligations in U.S. dollars (at prevailing exchange rates) but have underlying payment obligations denominated in foreign currencies, primarily including the Euro. We are subject to foreign currency transaction gains or losses on our contracts denominated in foreign currencies. To date, foreign currency transaction gains and losses have not been material to our financial statements, and we have not had a formal hedging program with respect to foreign currency. We believe a hypothetical 100 basis point increase or decrease in exchange rates during any of the periods presented would not have a material effect on our financial statements included elsewhere in this prospectus.
Effects of Inflation
Inflation generally affects us by increasing our cost of labor and clinical trial costs. We believe that inflation has not had a material effect on our financial statements included elsewhere in this prospectus.

BUSINESS
Overview
We are a clinical-stage biopharmaceutical company dedicated to the discovery and development of novel cancer therapeutics designed to transform patient outcomes through a precision medicine strategy by targeting dysregulated transcription. Our proprietary product engine focuses on dysregulated transcription factors and the transcriptional regulatory networks (TRNs) that drive their oncogenic activity. Our lead product candidate, entospletinib (ENTO), is an orally administered, selective spleen tyrosine kinase (SYK) inhibitor that has been tested in 148 acute myeloid leukemia (AML) patients. Based on clinical results in a biomarker-defined subset of patients and subject to discussions with regulatory agencies that we intend to have in the first half of 2021, we plan to initiate a registrational Phase 2/3 clinical trial in 2021 in newly-diagnosed AML patients with NPM1 mutations, with an anticipated data readout in 2023. We are also planning to initiate a Phase 1/2 clinical trial in patients with relapsed or refractory FLT3 mutated AML in 2021. In addition, we are developing KB-0742, which is designed to be an orally bioavailable inhibitor of cyclin dependent kinase 9 (CDK9) with a differentiated selectivity profile, for the treatment of MYC-amplified solid tumors. Subject to clearance of an Investigational New Drug application (IND) for KB-0742, which we plan to submit in the fourth quarter of 2020, we plan to initiate a Phase 1/2 clinical trial in patients with advanced solid tumors in 2021. In addition, we are leveraging our product engine to drive multiple oncology discovery programs targeting dysregulated transcription factors and their associated TRNs.
Addressing the complexity of oncogenic TRNs requires a sophisticated and holistic approach to targeting cancer biology. TRNs encompass hundreds of proteins that function in a coordinated fashion to orchestrate specific gene expression programs that control development and function of healthy cells. Dysregulated TRNs resulting from aberrant transcription factor expression or activity are frequently responsible for reprogramming healthy cells into cancerous tumor cells. We map these oncogenic TRNs and identify the critical nodes and corresponding gene expression signatures that drive cancer. We believe that these critical nodes create selective vulnerabilities, or dependencies, within the tumor, and present attractive targets for therapeutic intervention.
We pursue these high-value targets using our differentiated product engine. Our product engine includes four interconnected components, each of which is informed by our translational expertise, that we believe enables efficient discovery and development of our product candidates:
•Map – Leverage our computational biology expertise, engineered cell systems and high throughput transcriptomic profiling to map the structure of TRNs defined by specific dysregulated transcription factors and identify the gene expression signature of selective TRN modulation that can be carried forward into discovery and clinical translation.
•Screen – Conduct high throughput small molecule microarray (SMM) screens against dysregulated transcription factors in tumor cell lysates to identify selective TRN modulators and determine mechanism of action.
•Optimize – Refine pharmacological properties to yield attractive product candidates.
•Validate – Design and execute hypothesis-driven clinical trials using a precision medicine approach to rapidly deliver clinical proof of concept and inform the path to potential product approval.
Our lead product candidate, ENTO, is a selective inhibitor of SYK, a critical node in a dysregulated TRN within AML defined by persistent high expression of the transcription factors HOXA9 and MEIS1 (HOX/MEIS). While directly targeting these transcription factors has been historically challenging, we believe that inhibiting SYK represents a tractable strategy to collapse the HOX/MEIS TRN by inhibiting downstream leukemogenic activity and by disrupting a positive feedback loop that maintains high levels of MEIS1. Through analysis of AML patient sample datasets, we selected NPM1 mutation as a robust genomic biomarker of HOX/MEIS elevation in AML. NPM1 mutation is reported to be present in approximately one-third of adult AML patients. We believe that this may enable a highly efficient registration strategy, utilizing an NPM1 mutation test, both for patient selection and assessment of measurable residual disease (MRD) negative complete response (CR) as a registrational endpoint. We believe the data from one arm of a Phase 1b/2 clinical trial of ENTO, in which 53 newly diagnosed AML patients were treated with ENTO in combination with first-line standard of care induction chemotherapy (IC), support the role of SYK as a critical node in HOX/MEIS high AML. The trial endpoints of establishing a safe combination dose of ENTO with IC and of estimating the rate of CR to this combination were met for this study arm. Across all 53 patients, the CR rate at the end of combination ENTO and IC induction was 70%, which is in line with historical CR rates for IC. In addition, a retrospective analysis of this study arm explored the hypothesis that patients with high HOX/MEIS mRNA are more likely to benefit from the addition of ENTO to IC. This retrospective analysis revealed that CR rates in the genetic subsets associated with high HOX/MEIS expression, NPM1 mutations and MLL-r, were 87% (13 out of 15) and 90% (9 out of 10), respectively, compared to 54% (15 out of 28) in patients with neither mutation. Superior overall survival was also observed in the retrospective analysis in patients with HOX/MEIS mRNA expression levels above the media level of expression as compared to patients with levels of expression below the median. The results of this retrospective analysis are consistent with the preclinical hypothesis of SYK dependency in HOX/MEIS-driven AML. Based on these data and subject to discussions with regulatory agencies that we intend to have in the first half of 2021, we plan to initiate a registrational Phase 2/3 clinical trial of ENTO in combination with IC in 2021 in newly diagnosed AML patients with NPM1 mutations who are eligible for IC, with an anticipated data readout in 2023.
Our second product candidate, KB-0742, was generated from our product engine’s SMM platform. KB-0742 is designed to be an orally bioavailable inhibitor of CDK9 with a differentiated selectivity profile. CDK9 is a global regulator of transcription and a critical node in the oncogenic TRN resulting from MYC overexpression. MYC is a well-characterized transcription factor and a long-recognized driver of cancer that is dysregulated in a significant proportion of malignancies, often as a result of genomic copy number gain (amplification). We intend to develop KB-0742 initially for the treatment of MYC-amplified solid tumors regardless of tissue of origin, with an IND submission planned for the fourth quarter of 2020.
Our Team and History
We are led by an experienced management team that possesses deep expertise in transcriptional regulation, computational and chemical biology, drug discovery platform technologies, and computational and medicinal chemistry. Collectively, our management team has a track record of obtaining regulatory approval and has successfully commercialized over 25 therapeutic products across multiple indications, including Atripla, Biktarvy, Complera, Epclusa, Genvoya, Harvoni, Sovaldi, Tamiflu, Yescarta and Zytiga. Norbert Bischofberger, Ph.D., our President and Chief Executive Officer, was previously Chief Scientific Officer and Executive Vice President of Research & Development at Gilead Sciences, Inc. (Gilead) where he helped build the company over a 28-year tenure and was responsible for the regulatory approval of over 20 products in therapeutic areas including infectious disease and oncology. Jorge DiMartino, M.D., Ph.D., our Chief Medical Officer and Executive Vice President, Clinical Development, was previously Vice President, Translational Development Oncology at Celgene Corporation, and Group Medical Director at Genentech, Inc. in the Oncology Exploratory Clinical Development group, where he led the early development to proof of concept of multiple agents that subsequently received U.S. Food and Drug Administration (FDA) approval. Christopher Dinsmore, Ph.D., our Chief Scientific Officer, was previously an Entrepreneur-in-Residence at Third Rock Ventures, Vice President and Head of Chemistry at Forma Therapeutics, Inc., and a medicinal chemist at Merck & Co., Inc. for 19 years. Barbara Kosacz, J.D., our Chief Operating Officer and General Counsel, was previously head of the global life sciences practice at the international law firm Cooley LLP, has more than 25 years of experience providing strategic and legal advice to life sciences companies and has structured and negotiated some of the most transformational life sciences transactions in the industry.
Our company was initially founded by Arie Belldegrun, M.D., FACS, Joshua Kazam, David Tanen and Christopher Wilfong from Two River Consulting, LLC (Two River), a life science investment firm that partners with founders to create, finance and operate development-stage biopharmaceutical companies. Two River previously founded Kite Pharma, acquired by Gilead in 2017, and Allogene Therapeutics, Inc. Dr. Belldegrun serves as founding Chairman of our board of directors. Dr. Belldegrun is a clinician scientist and biotechnology entrepreneur who also founded Agensys Corporation, acquired by Astellas Pharma, Inc. in 2007, and Cougar Biotechnology, Inc., acquired by Johnson & Johnson in 2009.
Since our inception, we have raised approximately $278.2 million in funding from leading investors, including Bellco Capital, funds and accounts managed by BlackRock, Inc., funds affiliated with Casdin Partners, Commodore Capital, EcoR1 Capital and Fidelity Management and Research Company, GV (formerly Google Ventures), Invus, Nextech, Omega Funds, Perceptive Life Sciences, Polaris Partners, Surveyor Capital (a Citadel company), funds and accounts advised by T. Rowe Price Associates, Inc., Woodline Partners, Two River and Vida Ventures.
Our Pipeline
We have developed a robust clinical and preclinical pipeline through a combination of internal discovery efforts and focused asset acquisition. The following chart summarizes the current stages of our development programs, including our lead product candidate, ENTO, as well as KB-0742, and our next anticipated milestones.
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mt: mutant
In addition, we have discovery efforts focused on four cancer types where dysregulated transcription plays a central role: hematologic malignancies, prostate cancer, MYC-driven cancers, and small cell/neuroendocrine cancers. Our active discovery programs are focused on the specific TRNs noted in the following chart. We anticipate submitting an IND for a drug candidate arising from one of these programs in 2022, although we may not be successful in identifying product candidates that can selectively modulate the specific oncogenic TRNs associated with such programs.

SYK Program: ENTO and LANRA
Our lead product candidate, ENTO, is a selective inhibitor targeting SYK, a critical node in a dysregulated TRN within AML defined by persistent high expression of the transcription factors HOX/MEIS. SYK is a non-receptor tyrosine kinase and is an important mediator of immunoreceptor signaling in hematopoietic cells with a clearly established role in both malignant and non-malignant hematologic disease.
SYK is a critical dependency in biomarker-defined subsets of AML patients characterized by persistent high HOX/MEIS expression. Multiple AML driver mutations, including NPM1, MLL (KMT2A) gene rearrangements (MLL-r) and DNMT3A, have been associated with elevation of HOX/MEIS, which increases quantity and activity of SYK as part of an oncogenic TRN. SYK contributes to the leukemia cell state through multiple mechanisms, including direct modulation of downstream growth-promoting transcriptional programs, phosphorylation of FLT3, a known driver of leukemogenic signaling, and participation in a positive feedback loop to MEIS1 that maintains high MEIS1 expression. We believe these multiple oncogenic functions make SYK a compelling therapeutic target and a critical node in the HOX/MEIS TRN.
Our expertise in TRN biology allowed us to recognize SYK as a critical node in the HOX/MEIS TRN, and in July 2020, we acquired a portfolio of selective, orally bioavailable small molecule SYK inhibitors from Gilead, immediately accelerating our pipeline to late clinical stage. The acquisition included two clinical-stage product candidates:
•Entospletinib (ENTO) – An orally administered SYK inhibitor with high selectivity, dosed twice-daily (BID). ENTO has been evaluated in multiple clinical trials in hematologic malignancies, including a three-arm Phase 1b/2 clinical trial in 148 AML patients, both as a monotherapy and in combination with standard of care. In one arm of this study, 53 newly diagnosed AML patients were treated with ENTO combined with IC. The trial endpoints of establishing a safe combination dose of ENTO with IC and of estimating the rate of CR to this combination were met for this study arm. In addition, a retrospective analysis revealed higher CR rates in subjects with MLL-r and NPM1 mutations than in subjects with neither mutation. Superior overall survival was also observed in patients with high HOX/MEIS mRNA expression as compared to patients with low expression. The results of this retrospective analysis are consistent with the preclinical hypothesis of SYK dependency in HOX/MEIS-driven AML. NPM1 mutation is a genetic driver and predictive marker of high HOX/MEIS that is reported to be present in approximately one-third of adult AML patients. Subject to our planned End of Phase 2 meeting with the U.S. Food and Drug Administration (FDA) and similar discussions with European regulatory agencies that we intend to have in the first half of 2021, we plan to directly proceed to a randomized, double-blinded, placebo-controlled registrational Phase 2/3 clinical trial of ENTO in combination with IC, in newly diagnosed AML patients harboring NPM1 mutations, with an anticipated data readout in 2023. We are also planning to initiate a Phase 1/2 clinical trial in combination with a FLT3 inhibitor in patients with relapsed or refractory FLT3 mutated AML in 2021, with an anticipated data readout in 2022, and are also actively exploring rational combinations of ENTO with other agents, including venetoclax and HMAs, in elderly or unfit AML patients with NPM1 mutations.
•Lanraplenib (LANRA) – A next generation SYK inhibitor with improved pharmacokinetic (PK) and pharmacologic properties compared with ENTO, including once daily (QD) dosing. We believe LANRA may present an attractive follow-on compound to ENTO for use in the treatment of AML or other indications.
CDK9 Program: KB-0742
Our second product candidate, KB-0742, was generated from our product engine’s SMM platform. KB-0742 is designed to be an orally bioavailable inhibitor of CDK9 with a differentiated selectivity profile. CDK9 is a serine/threonine kinase that forms the catalytic core of the positive transcription elongation factor b (P-TEFb). CDK9 is a global regulator of transcription, and has been recognized as a high-value oncology drug target due to its essential role in maintaining high levels of transcription for oncogenes and short-lived anti-apoptotic proteins.
We believe KB-0742’s selectivity, oral bioavailability, and other differentiated pharmacologic properties will enable us to explore multiple dosing schedules in early clinical development, which may help us to identify the optimal level and duration of CDK9 target coverage while minimizing off-target or off-tumor toxicity. Certain tumors are “transcriptionally addicted,” meaning that they require a higher level of transcription than normal cells in order to survive. We believe that we may be able to enhance the therapeutic index for CDK9 inhibition by specifically targeting certain tumors that are genomically-defined and transcriptionally addicted, where CDK9 acts as a critical node in the oncogenic TRN.
Our initial development focus for KB-0742 is in advanced solid tumors with MYC genomic copy number gain (amplification). MYC is a well-characterized transcription factor and a long-recognized driver of cancer that is dysregulated in a significant proportion of malignancies, including lung, breast, ovarian, and various gastro-intestinal cancers, often as a result of genomic amplification. CDK9 is a critical node in the MYC TRN, acting both as an upstream driver of MYC expression and a downstream co-factor of MYC itself that is required to drive the MYC-dependent oncogenic gene expression program. Preclinical characterization of KB-0742 has demonstrated that MYC genomic amplification is associated with increased tumor sensitivity across multiple histologies, potentially enabling a tissue of origin-agnostic development strategy.
We have completed IND-enabling studies and are currently working to submit an IND in the fourth quarter of 2020. Subject to the clearance of our planned IND, we plan to initiate in 2021 a Phase 1/2 clinical trial of KB-0742 in cancer patients to evaluate its safety, PK and pharmacodynamic (PD) properties across multiple dose levels and dosing schedules. After identifying an appropriate dose level and dosing schedule, we intend to enroll expansion cohorts of patients with MYC-amplified solid tumors and potentially other transcriptionally addicted tumor types. The subsequent development path to registration will be based on the frequency, magnitude and durability of responses observed in these expansion cohorts, with anticipated data read out from the expansion cohorts of such trial in 2022.
Discovery Programs
We continually invest in early discovery efforts utilizing our proprietary product engine, with the goal of expanding our pipeline of future product candidates. Our current efforts are focused on four cancer types where dysregulated transcription plays a central role: hematologic malignancies, prostate cancer, MYC-driven cancers, and small cell/neuroendocrine cancers (SCNC). Within these cancer types, we believe that we can develop a deep understanding of the underlying disease biology, engineer robust systems to characterize transcription factor perturbation signatures, and identify multiple potential opportunities for therapeutic intervention through modulation of key TRN components. We select our discovery targets based on scientific, translational and competitive considerations, prioritizing those where dependency has been demonstrated in a defined patient population with high unmet medical need, and where we believes we can design an efficient early clinical translation strategy based upon our understanding of the disease biology.
Our Strategy
Our goal is to become a leading biopharmaceutical company by discovering transformational small molecule modulators of historically challenging targets in cancer, and then developing and ultimately commercializing those agents using a precision medicine approach for patient populations with high unmet medical need. We intend to do this by continuing to employ our proprietary product engine to discover and develop product candidates. The key elements of our strategy include:
•Rapidly advance our SYK program into registrational clinical trials. We believe that the early clinical data generated in clinical trials of ENTO, combined with the viability of NPM1 mutations as a genomic marker both for HOX/MEIS-high patient selection and measurement of MRD negative CR as a primary endpoint, may enable an expeditious path to regulatory approval in newly diagnosed AML patients with NPM1 mutations who are eligible for IC. We plan to schedule an End of Phase 2 meeting with the FDA and similar discussions with European regulatory agencies in the first half of 2021, with the goal of initiating a registrational Phase 2/3 clinical trial thereafter, with an anticipated data readout in 2023. We are also evaluating the opportunity to pursue registrational trials in additional AML populations.
•Establish clinical proof of concept for our CDK9 program. We plan to submit an IND for KB-0742 in the fourth quarter of 2020. Subject to clearance of that IND, we plan to initiate in 2021 a Phase 1/2 clinical trial that is designed to initially assess the safety, PK and PD profile of KB-0742 in patients with advanced solid tumors, and define an optimal dose and schedule for subsequent signal-seeking expansion cohorts in cancer patients with MYC-amplified solid tumors and potentially other transcriptionally addicted cancers, with anticipated data read out from the expansion cohorts of such trial in 2022.
•Continue to grow our pipeline of product candidates. We plan to establish a robust pipeline of additional highly differentiated product candidates targeting dysregulated transcription factors and their associated TRNs, particularly through continued investment in our SMM platform, chemical biology, and computational and experimental biology capabilities.
•Selectively enter into strategic collaborations to maximize the potential of our pipeline. Our product engine has the potential to identify differentiated product candidates addressing a wide variety of diseases with high unmet medical need. We believe this provides us the opportunity to selectively evaluate and, if appropriate, enter into strategic collaborations that leverage our potential future partners’ complementary capabilities to advance and accelerate our development programs or expand our internal discovery efforts, as well as maximize our commercial reach.
•Leverage our experienced management team to build a fully-integrated, science-driven biopharmaceutical company addressing high unmet medical needs. Our management team possesses significant expertise across all stages of discovery, translation, late-stage clinical development and commercialization. Collectively, our management team has a track record of obtaining regulatory approval and has successfully commercialized over 25 therapeutic products, including several that have fundamentally transformed patient outcomes. We plan to progress our product candidates expeditiously through regulatory approval, with the vision of ultimately building a fully-integrated, science-driven biopharmaceutical company.
The Oncogenic TRN Opportunity
Within a tumor, a dysregulated network of hundreds of regulatory proteins including cell-signaling proteins, transcription factors, epigenetic regulators and core transcriptional machinery coordinate to drive the oncogenic program. These interactions are dynamic, interdependent, and frequently contain redundant pathways, compensatory mechanisms or feedback loops that may drive resistance to targeted therapies. Collectively these hundreds of interactions make up an oncogenic TRN.
In an oncogenic TRN, many parallel signals and feedback loops converge to define and drive the cancer. Dysregulated transcription factors are the proteins that directly control aberrant transcription of the genome, and are critical nodes in oncogenic TRNs. These TRNs may also contain additional critical nodes of signaling or epigenetic regulation that play an essential role in perpetuating the oncogenic TRN. We believe these critical nodes present attractive targets for therapeutic intervention and hold the promise of dramatically improving patient outcomes by collapsing the oncogenic TRN and limiting potential mechanisms for resistance to therapy. Directly targeting the dysregulated transcription factors at the center of these TRNs is a clinically validated strategy that has shown compelling efficacy and durability of response. Examples include androgen deprivation therapies in prostate cancer, such as enzalutamide and abiraterone, estrogen inhibitors or degraders in breast cancer, such as tamoxifen and fulvestrant, and Ikaros degraders in multiple myeloma, such as lenalidomide and other thalidomide analogues.

Despite their potential therapeutic promise, transcription factors at the core of many oncogenic TRNs have been historically challenging targets for conventional drug discovery for three primary reasons:
•Context-dependent activity. Selection and optimization of small molecule inhibitors require identification of tractable and physiologically-relevant biological readouts that reflect selective modulation of the targeted transcription factor. Modulation of classical drug targets such as enzymes or receptors can be readily assessed using biochemical assays for binding or enzymatic activity. In contrast, transcription factors can bind to thousands of sites across the genome but directly modulate the expression of a limited number of genes in a cell-type and context-dependent manner.
•Context-dependent domain structures. Traditional high throughput screening uses purified versions of the isolated target protein or relevant domains. However, the functional domains of transcription factors often lose their structure entirely when isolated from the cellular environment, complicating efforts to identify selective binders.
•Context-dependent complexes. In the cellular environment, transcription factors do not exist as isolated proteins, but as part of multi-protein complexes. Interactions with binding partners, many of which are cell-type specific, influence the structure and activity of a transcription factor.
Dysregulated transcription factors encompass many widely recognized, yet-to-be-drugged targets in cancer, including but not limited to the MYC family proto-oncogenes, hematologic lineage-defining transcription factors such as MYB in AML or IRF4 in multiple myeloma, and SCNC-defining transcriptions factors such as ASCL1.
Oncogenic TRN
Our Product Engine
Our differentiated product engine applies our computational and experimental biology expertise combined with our proprietary SMM platform to systematically target dysregulated transcription factors and their associated TRNs, allowing us to discover and develop novel product candidates targeting historically challenging targets that have previously been considered undruggable, as well as classically tractable targets within the specific context of an oncogenic TRN. Our product engine includes four interconnected components, each of which is informed by our clinical translational expertise.
Interconnected Components of our Product Engine
Map: Oncogenic TRN Signatures
Leverage our computational and experimental biology expertise to map the structure of TRNs defined by specific dysregulated transcription factors and identify the gene expression signature of selective TRN modulation that can be carried forward into discovery and clinical translation.
We address the challenge of context-dependent activity by generating and aggregating high-dimensional genomic, epigenetic, proteomic, and transcriptomic data on our target TRNs, then applying advanced computational approaches to interrogate interactions and pathways within the disease state. We then identify and seek to validate a specific transcriptional signature for target modulation, which can be leveraged throughout our research process including assay development for hit validation and lead optimization, PD characterization and ultimately clinical development.
We believe that our robust approach to TRN mapping enables us to reveal critical nodes throughout the TRN, including lineage-defining transcription factors, epigenetic factors, and non-redundant pathway or co-factor dependencies required to execute the oncogenic program. This is especially valuable for dysregulated transcription factors that act in a highly context-dependent manner and may be difficult to target using conventional methods.
Screen: Our Small Molecule Microarray (SMM) Platform
Conduct high throughput SMM screens against dysregulated transcription factors in tumor cell lysates to identify selective TRN modulators and determine mechanism of action.
Our SMM platform directly addresses the historical challenges of context-dependent structures and complexes by allowing us to conduct a high throughput binding assay directly in tumor cell lysate. Our screening library of approximately 240,000 compounds is covalently printed in microarray format on slides, and then incubated with tumor cell lysate that preserves the target protein’s endogenous structure and functional complexes. We use a fluorophore-labeled antibody against the target protein to identify those features within the array where the target protein is present, representing a binding event between the small molecule hit at that array location and the target protein.

Because SMM lysate screens probe the entire target protein interactome in a single assay, SMM hits have the potential to engage the target protein and its complexes through at least three distinct binding modes:
•Direct binder. These molecules may directly engage the target protein either at an active domain or an allosteric site.
•Molecular glue. These molecules may bind a pocket or groove that is created by a protein-protein interface in complexes containing the target protein.
•Co-factor binder. These molecules may bind an essential co-factor of the target protein.
Small Molecule Microarray Platform

Tag
Target
Cell lysate
Small molecule microarray
Optical readout
Target
Direct binder
Target
Co-factor
Molecular glue
Target
Co-factor
Co-factor binder

Hits derived from SMM have the potential to act through a variety of mechanisms, and characterization of hit selectivity is critically important in the nomination of leads for further optimization. We leverage the specific gene expression signature identified in the TRN mapping process to evaluate the context-dependent transcriptomic effects of each SMM hit in relevant cancer cell lines. Our front-line hit validation assays typically evaluate a panel of dozens of genes including those genes that are directly bound by the dysregulated transcription factor in the tumor-specific context, as well as a curated set of negative controls. This robust transcriptomic profiling enables us to rapidly advance hits that selectively perturb the oncogenic TRN, and exclude compounds with dominant off-target/off-pathway activity, as depicted in the graphic below.

Hit Prioritization Based on Gene Expression Signature
Hits that appear attractive based on transcriptomic profiling advance to a more robust evaluation including chemical biology approaches to identify direct binding target and mechanism of action, as well as large-scale cell viability profiling to identify or confirm biomarkers of tumor sensitivity to compound treatment.
We have invested significantly in standardization and automation across all stages of the screening process to enhance efficiency and quality control, which has enabled us to rapidly advance multiple discovery campaigns in parallel.
Optimize: From Lead to Product Candidate
Refine pharmacological properties to yield attractive product candidates.
Following lead nomination, we focus on understanding the connection between molecular characteristics and target engagement to refine the pharmacological properties of the molecule to match the desired clinical product profile. We have invested in robust medicinal chemistry, computational chemistry and assay development capabilities to support lead optimization. Our leadership team includes experienced medicinal chemists with an extensive track record of optimizing hits to clinical-stage product candidates.
We tailor our lead optimization strategy to individual programs. By leveraging insights gleaned in the “Map” and “Screen” stages of our product engine, we design structure-activity relationship studies to guide optimization toward a specific transcriptional signature in relevant cancer lines. For hits with a known binding site and ordered structure, we additionally leverage computational modeling, structure-based drug design and a suite of biochemical or biophysical assays to rapidly advance lead optimization programs. For hits against historically challenging targets not amenable to biochemical or biophysical screening assays, we have the capability to advance chemistry programs using structure-blind medicinal chemistry approaches that are informed by transcriptional readouts in cell-based assays.

Validate: Rapid Clinical Proof of Concept
Design and execute hypothesis-driven clinical trials using a precision medicine approach to rapidly deliver clinical proof of concept and inform the path to potential product approval.
We leverage our deep knowledge of computational biology to identify predictive biomarkers for drug response and key PD markers of activity within the oncogenic TRN. We then seek to establish in preclinical models the required extent and duration of target coverage required to achieve clinical efficacy without eliciting undue toxicity in normal tissue. For example, while continuous dosing strategies may be appropriate for certain targets, such as SYK, intermittent dosing strategies may be essential for establishing a therapeutic index for other targets, such as CDK9.
We apply this understanding of predictive markers and the PD/efficacy relationship to design early clinical studies that can rapidly identify an optimal dose and dosing schedule for a given product candidate, and quickly achieve clinical proof of concept in a biomarker-defined patient population. We expect these clinical results to provide valuable insights to guide continuous improvement of our discovery efforts. This precision medicine approach may also enable a more efficient late-stage clinical development and registration strategy by focusing on the patients most likely to benefit from treatment, and may present us the opportunity to pursue more efficient regulatory approval pathways.
SYK Inhibitor Product Candidate: ENTO
ENTO is a selective inhibitor targeting SYK, an important mediator of immunoreceptor signaling in hematopoietic cells with a clearly established role in both malignant and non-malignant hematologic disease. ENTO has been investigated in multiple clinical trials in patients with hematologic malignancies, and has shown encouraging activity in AML patients with high expression of HOX/MEIS. Multiple preclinical studies have established a clear dependency between SYK activity and the HOX/MEIS leukemic TRN.
We recently completed the transfer of the SYK inhibitor portfolio that we acquired from Gilead in July 2020 (including ENTO) and plan to have an End of Phase 2 meeting with the FDA and similar discussions with European regulatory agencies in the first half of 2021. Subject to the result of these discussions, we plan to advance ENTO directly into a registrational Phase 2/3 clinical trial in newly-diagnosed AML patients with NPM1 mutations, a demonstrated genetic driver and predictive marker of high HOX/MEIS expression, in combination with IC, with an anticipated data readout in 2023. In addition to our planned registrational Phase 2/3 clinical trial, we are also planning to initiate a Phase 1/2 clinical trial in combination with a FLT3 inhibitor in patients with relapsed or refractory FLT3 mutated AML in 2021, with an anticipated data readout in 2022. We are also actively exploring the potential for SYK inhibition in combination with venetoclax and HMAs for the treatment of elderly or unfit AML subpopulations with NPM1 mutations.
Prior Development of ENTO
Since it entered clinical testing in 2013, over 1,300 human subjects have received ENTO, including healthy volunteers, patients with renal impairment and inflammatory conditions, and over 700 patients with hematologic malignancies.
The first clinical trial in healthy volunteers and subjects with rheumatoid arthritis (RA) revealed PK consistent with BID dosing and dose dependent SYK inhibition at doses up to 600 mg. ENTO was generally well tolerated in healthy volunteers with the most frequently reported adverse events (AEs) being headache, nausea and constipation without any clear relationship to dose level. Mildly increased liver enzymes were observed in some healthy subjects and patients with RA.
The largest group of patients in which ENTO has been tested have been patients with hematologic malignancies. Over 700 patients, predominantly with B cell malignancies, such as chronic lymphocytic leukemia (CLL), have been treated with ENTO. Results in CLL were encouraging and consistent with response rates seen for other small molecule inhibitors of B cell receptor signaling such as PI3K delta or Bruton’s Tyrosine Kinase (BTK) inhibitors. An overall response rate (ORR) of 61% and median Progression Free Survival (mPFS) of 13.8 months was observed in 41 patients with relapsed or refractory CLL previously treated with anti-CD20 antibody and alkylating agents. Among 49 patients with CLL that had progressed after treatment with PI3K delta or BTK inhibitors, the ORR was 33% with a mPFS of 5.6 months. The most frequently reported treatment-related AEs, with an incidence greater than 10% in CLL patients, were fatigue, nausea, diarrhea, headache, decreased appetite and fever. AEs attributed to ENTO of Grade 3 (severe or medically significant but not life-threatening) or greater in at least 5% of patients included neutropenia (four subjects), elevated liver enzymes, hyperbilirubinemia, anemia and hypophosphatemia (two subjects each). Fourteen subjects reported serious AEs, including pneumonia (three subjects), angina pectoris, febrile neutropenia, hypokalemia and sepsis (two subjects each) and acute myocardial infarction, atrial fibrillation, cardiac congestive failure, cellulitis, chest pain, clavicle fracture, dehydration, dyspnea, encephalopathy, epiglottitis, fall, hepatic function abnormal, hepatotoxicity, hypocalcemia, hyponatremia, ischemic cardiomyopathy, leukocytosis, muscular weakness, musculoskeletal chest pain, non-cardiac chest pain, pericardial effusion, pericarditis, pyrexia and rotavirus infection (one subject each), all of which were listed in the applicable investigator brochure describing safety results, without mention of study drug relatedness. Five subjects reported serious AEs assessed by the investigator as related to ENTO, which included: dyspnea, epiglottitis, febrile neutropenia, hepatic function abnormal, hepatotoxicity and pneumonia. Overall, ENTO was well-tolerated by CLL patients in these clinical trials. We believe this observed anti-leukemic activity may warrant further investigation in CLL in combination with other agents.
ENTO has also been tested in a Phase 1b/2 clinical trial in 148 AML patients. Early safety studies were conducted in relapsed patients as monotherapy and in combination with IC and in newly diagnosed elderly patients in combination with HMAs such as azacytidine or decitabine. Aside from the AEs typical of the disease and IC, such as cytopenias and fever, the main AEs attributable to ENTO included diarrhea, nausea, and febrile neutropenia. These clinical trials revealed encouraging activity in a subset of AML patients with high HOX/MEIS expression, described in greater detail below.
Therapeutic Rationale and Clinical Data in HOX/MEIS-High AML
AML is one of the most common forms of acute leukemia in adults. Despite multiple recent drug approvals, the disease still bears a poor prognosis with less than 30% of patients surviving five years from diagnosis. Although the median age at diagnosis is 67, only younger, typically less than 65 years old, and fitter patients are eligible for intensive IC, involving seven days treatment with cytarabine and three days treatment with an anthracycline drug such as daunorubicin or idarubicin. Approximately 60% to 70% of these patients achieve CR, but most will experience disease relapse in less than 18 months. Among patients who achieve CR but remain positive for MRD, remissions are often particularly short-lived. For older and less fit patients, prognosis is even worse. Therapeutic options for these patients have historically been limited to palliative treatment with HMAs with CR rates of approximately 30% followed by relapse within a matter of months in a majority of responding patients. The recent approval of the BCL-2 inhibitor venetoclax in combination with HMAs has improved the response rates in older AML patients but relapse free survival remains unacceptably short. There is a clear need for additional therapies to drive improved outcomes in AML, especially agents that improve the MRD negative CR rate and durability of response in a first-line setting.
SYK activates several aberrant signaling pathways in AML to promote leukemic cell survival and proliferation. SYK is a particularly critical dependency in HOX/MEIS high AML. HOX/MEIS is overexpressed in a significant subset of AML patients. HOXA9 and MEIS1 are transcription factors that work together to drive a gene expression program in primitive myeloid cells. As these cells normally mature, expression of these transcription factors is down-regulated.
Multiple AML driver mutations including NPM1, MLL-r and DNMT3A mutations have been associated with a failure to down-regulate HOX/MEIS as shown in the figure below. This figure is based on our internal analysis of genomic and transcriptomic data from over 400 AML patient samples obtained through the Leukemia and Lymphoma Society’s “Beat AML” program. The figure below depicts mRNA levels for either the HOXA9 or MEIS1 genes across the common AML driver mutations NPM1 (left), MLL-r (center), and DNMT3A (right). For each AML driver mutation, HOXA9 and MEIS1 mRNA levels are shown for either patients that are wildtype for that mutation (grey boxes) or mutated (blue boxes). For each cohort (wild type or mutant), outliers are defined as those patients with mRNA levels exceeding 1.5x the interquartile range (IQR). In all cases, AML driver mutations are associated with increased mRNA levels of HOXA9 and MEIS1 that are consistent with a failure to down-regulate HOX/MEIS expression and are considered statistically significant by a two-sided Mann-Whitney-Wilcoxon test. Failure to down-regulate HOX/MEIS expression locks in the abnormal undifferentiated transcriptional program that defines AML.
AML Driver Mutations and mRNA Expression Levels of HOXA9/MEIS1
Recent publications showed that elevated HOX/MEIS results in increased quantity and activity of SYK as part of an oncogenic TRN. SYK contributes to the leukemia cell state by modulating downstream transcriptional programs including genes that promote cytokine independent growth. In addition, SYK promotes leukemia indirectly through phosphorylation of FLT3, a known driver of leukemogenic signaling. Finally, SYK contributes to the stability of the HOX/MEIS TRN through a positive feedback loop to MEIS1 that maintains MEIS1 elevation.
Oncogenic Feedback Loop
Independently of these publications, the Beat AML program tested genomically characterized bone marrow specimens from 572 AML patients in vitro for sensitivity to 122 small molecule drugs or compounds including ENTO. Our internal analysis of the raw data from this screening program is shown in the figure below, which plots the average difference in area under curve (AUC) drug response between mutant and wild-type on the x-axis and the false discovery rate (FDR) corrected Q value (determined using a two-sided Student’s t-test from a linear model fit) on the y-axis. Sensitivity to ENTO correlated, with high statistical significance, with the presence of NPM1 mutations alone (FDR < 0.001) or in combination with FLT3 (FDR < 0.0001) or DNMT3A mutations (FDR < 0.01). We believe these multiple oncogenic functions make SYK a compelling therapeutic target and a critical node in the HOX/MEIS TRN.
From July 2015 to February 2019, Gilead investigated the use of ENTO in a Phase 1b/2 clinical trial enrolling 148 AML patients in the United States, Canada and Germany. Patients were enrolled into one of three arms:
•Arm A: previously untreated, fit AML patients treated with ENTO monotherapy followed by combination with IC;
•Arm B: previously untreated elderly or unfit patients treated with ENTO monotherapy followed by combination therapy with ENTO and HMA; and
•Arm C: relapsed or refractory AML patients or patients with MLL-r treated with ENTO monotherapy only.
Dose limiting toxicity was not encountered during monotherapy or combination dose escalation but a dose of 400 mg BID was selected for further expansion in Phase 2 clinical trials based on data suggesting no significant additional target engagement above this dose. Drug-related AEs were primarily febrile neutropenia, maculopapular rash and gastrointestinal, such as nausea, diarrhea, and constipation.
A total of 53 patients were enrolled in Arm A. Of 10 MLL-r patients enrolled, one achieved a CR during the 14-day ENTO monotherapy window and nine were in CR at the end of combination induction. Across all 53 patients, the CR rate at the end of combination ENTO and IC induction was 70%, which is in line with historical CR rates for IC. A retrospective biomarker analysis of Arm A explored the hypothesis that patients with high HOX/MEIS mRNA are more likely to benefit from the addition of ENTO to IC. This retrospective analysis revealed that CR rates in the genetic subsets associated with high HOX/MEIS expression, NPM1 mutations and MLL-r, were 87% (13 out of 15) and 90% (9 out of 10) respectively, compared to 54% (15 out of 28) in patients with neither mutation. Historical CR rates of 56% to 68% with IC alone have been reported for MLL-r patients. For patients with NPM1 mutations, historical CR rates with IC alone have ranged from 66% to 87% depending on age and cytogenetics. Age greater than 60 and adverse cytogenetics are associated with the lower end of this range. The subjects enrolled in this study had a median age of 60, and six of the 15 NPM1 mutated patients had secondary AML associated with adverse cytogenetics. The difference between the combined CR rates for the NPM1 and MLL-r groups and the NPM1/MLL wild type groups is statistically significant with a p value of 0.004 (Z-test). HOX/MEIS gene expression was evaluated for 34 patients in whom baseline samples were available for analysis. This analysis revealed that ENTO-treated patients with high HOX/MEIS mRNA levels (determined as those above the median level of expression) experienced superior overall survival (OS) with a hazard ratio of 0.32 (95% confidence interval 0.1 – 0.997, P = 0.038, log rank test) when compared to those with low HOX/MEIS mRNA levels (determined as those below the median level of expression).
ENTO Phase 2 Clinical Trial Data Showed Activity in Defined AML Subsets
The 51 patients enrolled in Arm B had an overall CR rate of 26% with the combination of ENTO and HMA, which is in line with the historical CR rate for HMA alone. Only two subjects with MLL-r were enrolled in this Arm and exploratory biomarker analyses were not conducted.
Arm C examined ENTO monotherapy in 13 subjects with relapsed or refractory (R/R) AML with MLL-r, six subjects with R/R AML with wild type MLL and nine newly diagnosed subjects with AML who refused IC or HMA. Two out of 13 R/R MLL-r subjects in Arm C achieved CRs with ENTO monotherapy, consistent with the biological hypothesis.
We believe that the retrospective analyses of these clinical data from subjects in the genetic subsets associated with high HOX/MEIS expression, along with the demonstrated biological rationale and our analysis of the Beat AML ENTO sensitivity data, strongly support the dependency between SYK and HOX/MEIS and provide encouraging evidence of the potential for ENTO to significantly improve upon standard of care for AML patients with elevated HOX/MEIS.
Lead ENTO Potential Indication: AML Patients with NPM1 Mutations
We intend to initially develop ENTO in combination with IC in newly-diagnosed AML patients with NPM1 mutations. While we do not have statistically significant data showing that the CR rates for newly-diagnosed AML patients with NPM1 mutations treated with ENTO and IC are superior to those that would be seen if treating this population with IC alone, NPM1 mutation is an attractive biomarker for patient selection due to its predictive value of high HOX/MEIS, utility in patient screening and suitability for assessment of MRD.
Predictive Value. Although MLL-r and DNMT3A mutations have higher than average HOX/MEIS expression, NPM1 mutations are the most consistent genetic driver and predictive marker of high HOX/MEIS, as discussed above. Prior to joining our company, our Vice President of Biology was part of the academic team that revealed the mechanistic basis for this association. Based on these considerations, we believe that focusing initially on a more homogeneous group of patients defined by a single mutation, NPM1, provides the highest probability of success.
Screening Efficiency. NPM1 mutations are common in AML, reportedly presenting in approximately one-third of adult AML patients. Further, NPM1 mutation status is already routinely assessed in AML patients as part of standard diagnostic workup in the clinic, which we believe will help facilitate clinical trial enrollment and streamline the process for developing and validating a companion diagnostic.
MRD Assessment. Because NPM1 mutation is a genomic marker that can be detected with very high sensitivity using digital Polymerase Chain Reaction or next generation sequencing approaches, we believe NPM1 mutation is an ideal biomarker for MRD assessment. Regulatory approvals on the basis of MRD status have been granted in acute lymphocytic leukemia and CLL, and a growing body of evidence has demonstrated that MRD status post-treatment is a strong predictor of overall survival in AML. We believe that the early clinical data generated by ENTO, combined with the viability of NPM1 mutation as a genomic marker both for HOX/MEIS-high patient selection and measurement of MRD negative CR as a primary endpoint, may enable an expeditious path to regulatory approval in newly diagnosed AML patients with NPM1 mutations.
We plan to schedule an End of Phase 2 meeting with the FDA and engage in similar discussions with European regulatory agencies in the first half of 2021, to align on the design, endpoints and companion diagnostic strategy of a registrational Phase 2/3 clinical trial for ENTO in combination with IC. We plan to propose a randomized, double-blinded, placebo-controlled clinical trial of ENTO in combination with IC in approximately 160 newly diagnosed NPM1-mutated AML patients. NPM1 mutation status will be assessed using a commercially available clinical sequencing assay. We intend to complete the validation of the assay necessary to meet regulatory requirements for a companion diagnostic in parallel with the conduct of the clinical trial. Patients will be randomized to receive standard of care IC in combination with twice-daily ENTO or a placebo. Patients who achieve a CR after induction will go on to receive consolidation therapy with high dose cytarabine (HiDAC) with ENTO or placebo as per their randomization assignment. MRD will be assessed at the end of the first cycle of consolidation. MRD negative CR is the proposed primary endpoint for regulatory approval. Patients will remain on the clinical trial and their overall survival will be captured in the clinical data.
Additional ENTO Potential Indications
We are currently planning to initiate a single-arm Phase 1/2 clinical trial in 2021, with an anticipated data readout in 2022, in a relatively small number of subjects with relapsed or refractory FLT3 mutated AML, who will receive ENTO in combination with an approved FLT3 inhibitor. The objectives of the study will be to assess the tolerability of that combination and to determine if the combination CR rate exceeds the CR rate expected for a FLT3 inhibitor alone in this population. FLT3 mutation status will be assessed using a commercially available clinical sequencing assay. We are also actively exploring rational combinations of ENTO with other agents, including venetoclax and HMAs, in elderly or unfit AML patients with NPM1 mutations, and are evaluating the opportunity to pursue registrational trials in additional patient populations.
Additional SYK Inhibitor Product Candidate: LANRA
LANRA is a SYK inhibitor previously developed by Gilead for autoimmune indications, and has been evaluated in multiple Phase 2 clinical trials in over 250 patients with autoimmune disease. LANRA has exhibited improved PK properties compared with ENTO, including an improved half-life, which could enable QD dosing among other benefits.
Dose levels selected for prior Phase 2 clinical trials of LANRA in autoimmune disease resulted in lower SYK target engagement compared to the use of ENTO in hematologic malignancies. We believe that a higher dose of LANRA resulting in equivalent SYK target engagement achieved with ENTO may create an opportunity to develop LANRA as an attractive follow-on compound to ENTO. We are currently conducting a detailed preclinical evaluation of LANRA in various AML models, the results of which will inform the future development plan for the compound.
Additional Development Opportunities
We will base future development decisions for ENTO and LANRA on a variety of factors, including scientific rationale for development in biomarker-defined patient populations, competitive landscape, commercial opportunity and internal resourcing.
CDK9 Inhibitor Product Candidate: KB-0742
KB-0742 is designed to be an orally bioavailable inhibitor of CDK9 with a differentiated selectivity profile. CDK9 is a global regulator of transcription and a critical node in the oncogenic TRN resulting from MYC overexpression. While CDK9 is a required component of transcriptional machinery for many genes across the genome, certain tumors are “transcriptionally addicted,” meaning that they require a higher level of transcription than normal cells in order to survive.
KB-0742 was internally optimized from an SMM hit and we believe it possesses differentiated selectivity for CDK9 among other attractive pharmacologic properties. While several competitor compounds targeting CDK9 are being clinically investigated for the treatment of cancer, their published biochemical selectivity profiles indicate the potential for cross-reactivity to cell cycle CDKs at clinical exposures. We believe this may contribute to the toxicity and limited therapeutic index observed with these agents and explain why in general they have not advanced to later-stage clinical trials.
We are currently in the process of completing IND-enabling studies and GMP development activities to support a planned IND submission in the fourth quarter of 2020. Subject to the clearance of our planned IND, we plan to initiate in 2021 a Phase 1/2 clinical trial of KB-0742 in cancer patients to evaluate its safety, PK and PD in the dose escalation stage of the clinical trial, followed by enrollment of expansion cohorts at the recommended Phase 2 clinical trial dose and schedule in patients with MYC-amplified solid tumors and potentially other transcriptionally addicted cancers, with anticipated data read out from the expansion cohorts of such trial in 2022.
Therapeutic Rationale in MYC-amplified tumors
MYC family transcription factors (MYC, MYCN and MYCL) are master regulators of cell growth, proliferation, differentiation and metabolism, and are among the most frequently dysregulated targets in malignancies. While MYC can be up-regulated through various mechanisms and participates in many oncogenic TRNs, we believe that MYC amplification is one of the clearest markers of transcriptional addiction. MYC amplification appears frequently in many common tumor types and is associated with aggressive disease.
Percentage of Tumors in the National Cancer Institute’s the Cancer Genome Atlas (TCGA) Dataset With Copy Number Gains of MYC, MYCN or MYCL
We believe that CDK9 is an attractive therapeutic target in transcriptionally addicted cancers, and specifically MYC-amplified solid tumors, due to its essential role in transcriptional elongation. MYC is critically dependent on CDK9 in order to drive transcription of downstream target genes and effect the oncogenic program. Additionally, a high rate of transcription is required to maintain elevated MYC protein levels, which creates an additional upstream dependency on large quantities of CDK9. These upstream and downstream dependencies are particularly acute in tumors with MYC genomic amplification, as these cells are addicted to high levels of MYC.
MYC Upstream and Downstream Regulation
In vivo efficacy modeling with KB-0742 was initially conducted in a MYC-dependent AML xenograft model, MV4-11, and demonstrated dose dependent tumor growth inhibition at well-tolerated doses as measured by body weight. Assessment of PD markers in tumor also showed dose-dependent effects, including levels of pSer2 (a direct phosphorylation target of CDK9), MCL1 (an anti-apoptotic oncoprotein known to depend on CDK9) and cleaved PARP (a marker of apoptotic cell death). Importantly, we demonstrated that an intermittent dosing strategy of 60 mg/kg on a three days on / four days off schedule showed equivalent activity compared to the same amount of drug delivered with continuous daily dosing

(25 mg/kg QD). We believe that intermittent dosing may be better tolerated clinically and has the potential to improve therapeutic index for CDK9 inhibition.
MYC-Driven Xenograft Model
While the initial xenograft data in the AML cell line are encouraging, we believe that a greater therapeutic opportunity lies in treating MYC-amplified solid tumors. Based on large scale in vitro viability profiling of KB-0742, we observed that MYC genomic amplification is correlated with increased sensitivity to compound treatment in non-small cell lung cancer tumors.
Differential Sensitivity in MYC-Amplified NSCLC Cell Lines

90 NSCLC cell lines
compound sensitivity profiling
MYC amp
11
79 Non amp
*
p < 0.05
Log2 IC50
1
0
-1
−2
Non
amp
MYC
amp

Additional in vivo experiments are ongoing to inform selection of appropriate patient populations for clinical development of KB-0742.
Competitive Differentiation
We believe that KB-0742 represents a differentiated opportunity for targeting CDK9 based on its selectivity profile, oral bioavailability and other attractive pharmacologic properties.
Multiple competitive CDK9 inhibitors are currently being investigated clinically; however, clinical results published to date have shown limited therapeutic index and, to our knowledge, none has advanced into late-stage clinical trials. We believe that three primary factors differentiate KB-0742 and our translational strategy, and may enable an enhanced potential therapeutic index relative to competitor programs:
CDK Selectivity. CDK9 bears a high degree of structural similarity to other CDK family members, and nearly all previously reported CDK9 inhibitors possess significant inhibitory activity on other CDKs, including cell cycle CDKs. Even many purportedly selective CDK9 inhibitors have shown a relatively narrow fold-selectivity in biochemical assays, which may not be sufficient to avoid off-target activity at the physiologically relevant concentrations achieved in a clinical setting. This off-target activity may meaningfully contribute to the clinical profile of these competitive molecules, and in particular we believe that a lack of selectivity against cell-cycle CDKs may introduce safety liabilities unrelated to the transcriptional mechanism of CDK9. In contrast, KB-0742 was highly selective for CDK9 over other CDK family members, potentially enabling a superior opportunity to achieve therapeutically-relevant target coverage in vivo without meaningful inhibition of off-target CDKs.
Biochemical Assay Panel Showed High Selectivity of KB-0742 for CDK9 over Other CDK Family Members
PK Profile and Dosing Schedule. Because of the essential role of CDK9 in all normal tissues, it is critical to optimize dosing schedule and duration of target coverage in order to achieve anti-tumor activity without eliciting undue toxicity in normal tissues. Based on our team’s prior experience developing anti-cancer agents targeting epigenetic targets, we intend to pursue an intermittent dosing strategy, with the goal of maintaining a consistent level of target coverage for several days followed by a drug holiday to allow for recovery in normal tissue. Many competitor CDK9 inhibitors possess short half-life or are administered intravenously, resulting either in pulsatile target coverage or short overall duration of target coverage. By contrast, KB-0742 has demonstrated oral bioavailability in preclinical studies, and PK modeling indicates a potential long half-life in humans. We believe that this is an attractive profile and affords the flexibility to establish a therapeutic index by varying dose and schedule to achieve optimal target coverage in tumor.
Patient Selection. We believe that the underlying biology of a tumor and degree of transcriptional addiction is critical in determining its sensitivity to CDK9 inhibition, and by extension, therapeutic index. Rather than selecting patients solely based on a tumor’s tissue of origin, we intend to take a differentiated approach to clinical translation by focusing on development in patient populations with clear genomic markers of transcriptional addiction including MYC amplification.

Development Strategy
We have completed IND-enabling studies and are currently working to submit an IND for KB-0742 in the fourth quarter of 2020. Subject to the clearance of our planned IND, we plan to initiate in 2021 a Phase 1/2 clinical trial of KB-0742 in cancer patients to evaluate its safety, PK and PD across multiple dose levels and dosing schedules in order to identify a recommended dose and schedule. After identifying the recommended dose level and dosing schedule, we intend to enroll expansion cohorts of patients with MYC-amplified solid tumors and potentially other transcriptionally addicted tumor types, with the goal of assessing safety and PD response in these patient populations.
Two-Stage Phase 1/2 Dose Escalation Clinical Trial
We intend to enroll the initial dose escalation cohorts on a three days on / four days off intermittent dosing schedule. Based on PK data, PD response markers and safety observations in these early patients, we may explore alternative dosing schedules to modify the duration of the dosing period or drug holiday. We believe that this schedule flexibility, enabled by an oral dosing formulation, is critical for identifying an optimal dosing strategy that balances target coverage and anti-tumor activity with safety and tolerability.
Following identification of a recommended Phase 2 clinical trial dose and schedule, we intend to enroll expansion cohorts in one or more biomarker-defined patient populations with transcriptionally addicted cancers, beginning with MYC-amplified solid tumors regardless of tissue of origin. We may enroll an additional cohort of soft tissue sarcoma patients with transcription factor fusions and patients with chordoma, an incurable solid tumor addicted to the brachyury transcription factor. Although patients with these tumor types are relatively rare, we believe it is feasible to enroll such patients at major academic centers, which may provide a unique opportunity to demonstrate proof of concept for KB-0742. Clinical results from these expansion cohorts, anticipated to be available in 2022, will inform the future development and registration strategy for KB-0742.
Discovery Programs
We continually invest in early discovery efforts utilizing our proprietary product engine, with the goal of expanding our pipeline of future product candidates. Our current efforts are focused on four cancer types where dysregulated transcription plays a central role: hematologic malignancies, prostate cancer, MYC-driven cancers, and SCNC. Within these cancer types, we believe that we can develop a deep understanding of the underlying disease biology, engineer robust systems to characterize perturbation signatures, and identify multiple potential opportunities for therapeutic intervention through modulation of key TRN components. We select our discovery targets based on multiple scientific, translational and competitive considerations, prioritizing those where dependency has been demonstrated in a defined patient population with high unmet medical need, and where we believe we can design an efficient early clinical translation strategy based upon our understanding of the disease biology.
•Hematologic Malignancies. Despite significant advances in medical management of patients with hematologic malignancies, the majority of patients eventually progress through standard of care therapy and long-term outcomes remain poor. There is a demonstrated need for novel and more durable treatments for hematologic malignancies, including AML and multiple myeloma. In addition to our clinical SYK inhibitor program in HOX/MEIS-high AML, we are actively conducting discovery efforts targeting MYB, a key lineage transcription factor in early hematopoiesis that is dysregulated in leukemia and interacts with many known leukemia driver genes. We are also actively conducting discovery efforts on IRF4, which is a major driver of multiple myeloma and which is downstream of the primary resistance pathway for thalidomide analogs.
•Prostate Cancer. Dysregulation of the androgen receptor (AR) TRN is a primary driver of prostate cancer. Multiple approved products target the AR TRN by directly inhibiting AR, such as enzalutamide or apalutamide, or by inhibiting androgen biosynthesis, such as abiraterone acetate. Although androgen deprivation therapy is effective in controlling disease, a large number of patients ultimately develop therapy resistance and succumb to castration-resistant prostate cancers. Castration resistance is commonly induced by certain AR variants, such as ARv7, that lack the ligand binding domain and consequently are no longer considered conventionally druggable. Critically, these AR variant tumors still are driven by and depend on increased activity of the AR TRN. Our discovery efforts seek to identify novel modulators of AR TRN activity that are effective in tumor lines expressing AR variants.
•MYC-Driven Cancers. The MYC family of dysregulated transcription factors is among the small number of proto-oncogenes capable of driving tumor formation and growth in a wide variety of contexts. In normal cells, MYC acts at the nexus of multiple signaling pathways to coordinate gene expression programs associated with cell growth, metabolism and proliferation. In tumors, MYC dysregulation is defined by increased levels and activity of the full length MYC transcription factor. MYC is dysregulated in a significant proportion of malignancies and its dysregulation is associated with aggressive disease and poor clinical outcomes. As such, targeting MYC has long been considered one of the great challenges in developing cancer therapeutics. In many MYC dysregulated tumors, oncogenic driver events rewire the MYC TRN to introduce positive feedback loops that lead to runaway MYC activation. In addition to our CDK9 program, which focuses on the treatment of patients with MYC-amplified solid tumors, we are focusing discovery efforts to find additional modulators of the MYC TRN.
•SCNC. Tumor cells can transition between cell states, or subtypes, in response to therapy as a means of acquiring resistance and becoming more aggressive. In particular, many solid tumors adapt to and eventually overcome standard of care therapy as a result of transitions into a SCNC subtype. SCNC state transitions are common in small cell lung cancer, and are also observed in neuroblastoma, prostate cancer, and pancreatic cancer, and patients with these cancers face a very poor prognosis. The transcription factor ASCL1 has emerged as a critical node in the SCNC TRN. It is both a biomarker of the SCNC subtype and a demonstrated dependency in these cancers. Our discovery efforts currently focus on identifying modulators of ASCL1 transcription factor activity within the SCNC TRN.
Future Opportunities
While many opportunities remain within oncology, dysregulated TRNs also play a central role in many other disease states. Future applications of our differentiated product engine in the immunology field may hold particular promise, especially with respect to targeting TRNs that influence the tumor microenvironment and anti-tumor immune response or tolerance. As our discovery organization continues to grow, we intend to regularly re-evaluate our discovery pipeline and seek to identify additional opportunities to fully exploit our differentiated product engine.
Strategic Agreements
Gilead Asset Purchase Agreement
In July 2020, we entered into the Gilead Asset Purchase Agreement, pursuant to which we acquired certain assets from and assumed certain liabilities of Gilead related to ENTO and LANRA, and patents and other intellectual property covering or related to the development, manufacture and commercialization of ENTO and LANRA.
In consideration for such assets, on the date of the Gilead Asset Purchase Agreement, we made a $3.0 million upfront cash payment and issued a $3.0 million principal amount convertible promissory note to Gilead (Gilead Note), the material terms of which are summarized below. We also made a $0.7 million payment to reimburse Gilead for certain liabilities we assumed pursuant to the Gilead Asset Purchase Agreement. In addition, we are required to make milestone payments upon successful achievement of certain regulatory and sales milestones for ENTO, LANRA and other SYK inhibitor compounds covered by the patent rights acquired pursuant to the Gilead Asset Purchase Agreement and developed by us as a back-up to ENTO or LANRA (Other Compounds). Upon initiation of our planned registrational Phase 2/3 clinical trial of ENTO in combination with IC in AML patients with NPM1 mutations, we will be required to pay a milestone to Gilead of $29.0 million, and upon successful completion of certain other regulatory milestones in the United States, European Union and United Kingdom for ENTO, LANRA and any Other Compounds, across up to two distinct indications, we will be required to pay to Gilead an aggregate total of $51.25 million. Upon achieving certain thresholds for the aggregate annual net sales of ENTO, LANRA and any Other Compounds combined, we would owe to Gilead potential milestone payments totaling $115.0 million.
Gilead is also eligible to receive (i) tiered marginal royalties ranging from the very low-teens to high-teens on annual worldwide net sales of ENTO, (ii) tiered marginal royalties ranging from high-single digits to the mid-teens on annual worldwide net sales of LANRA and (iii) tiered marginal royalties ranging from the low single digits to mid-single digits on annual worldwide net sales of any Other Compounds. The royalties in the foregoing clauses are subject to reduction, on a country-by-country basis, for products not covered by certain claims within the assigned patents, for generic entry and, in the case of ENTO and LANRA, for any royalties paid for future licenses of third party intellectual property required to develop or commercialize ENTO or LANRA. Our royalty obligation with respect to a given product in a given country begins upon the first commercial sale of such product in such country and ends on the latest of (i) expiration of the last claim of a defined set of the assigned patent rights covering such product in such country, (ii) loss of exclusive data or marketing rights to such product in such country or (iii) 10 years from the first commercial sale of such product in such country.
Under the Gilead Asset Purchase Agreement, we are required to use commercially reasonable efforts to develop, obtain regulatory approval for and commercialize either ENTO or LANRA.
Gilead is required, subject to certain limitations, to indemnify us against damages arising out of any breach in the representations or warranties made by Gilead, any breach of a covenant by Gilead, any use or exploitation of the acquired assets by or on behalf of Gilead prior to the closing of the Gilead Asset Purchase Agreement, or any liability not specifically assumed by us under the Gilead Asset Purchase Agreement, subject to certain caps. Likewise, we are required, subject to certain limitations, to indemnify Gilead against damages arising out of any breach of our representations and warranties, any breach of a covenant made in the agreement, any use or exploitation of the acquired assets by us or on our behalf on or after the closing of the Gilead Asset Purchase Agreement, or any assumed liability, subject to certain caps.
The Gilead Note accrues interest at a rate of 6% per year, compounded annually and if not otherwise repaid or converted as described below, will mature on July 14, 2022. The Gilead Note provides that, upon the completion of our initial public offering, the Gilead Note will be settled through our payment to Gilead of $6.0 million plus unpaid accrued interest thereon, unless Gilead notifies us within a specified time of Gilead’s election to cause the Gilead Note (including unpaid accrued interest) to be converted into shares of our common stock upon the closing of this offering, with the conversion price being equal to 85% of the initial public offering price. In October 2020, Gilead elected to cause the Gilead Note and unpaid accrued interest thereon to be converted shares of our common stock upon the closing of this offering. Accordingly, upon the closing of this offering, the Gilead Note and accrued interest thereon will be settled through our issuance to Gilead of 210,752 shares of our common stock, assuming an initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) and an offering closing date of October 14, 2020.
Harvard License Agreement
In January 2018, we entered into a license agreement with President and Fellows of Harvard College (Harvard), pursuant to which Harvard granted us a non-exclusive, worldwide, royalty-free license to certain patent rights covering aspects of our SMM platform. We paid a one-time license fee in the amount of $10,000 on the date of the agreement and an annual license maintenance fee of $20,000 on each of the first two anniversaries. We are required to pay $25,000 on each subsequent anniversary until the last to expire of any valid claim included in the licensed patents.
Unless earlier terminated in accordance with the agreement, the agreement will continue until the last to expire of any valid claim of the licensed patents. In addition, the agreement can be terminated (i) by either party for the other party’s material breach that remains uncured for 30 days after written notice, (ii) by Harvard if we fail to meet certain insurance obligations immediately without notice, and for certain insolvency-related events upon notice, and (iii) by us, for any reason, upon 60 days’ written notice.
Sales and Marketing
Given our stage of development, we have not yet established a commercial organization or distribution capabilities. We intend to build a commercial infrastructure to support sales of any of our approved products. We expect to manage sales, marketing and distribution through internal resources and third-party relationships. While we may commit significant financial and management resources to commercial activities, we will also consider collaborating with one or more pharmaceutical companies to enhance our commercial capabilities.
Manufacturing
We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We currently rely, and expect to continue to rely for the foreseeable future, on third parties for the manufacture of our product candidates for preclinical and clinical testing, as well as for commercial manufacture of any products that we may commercialize. In this regard, while we have purchased initial inventory of active pharmaceutical ingredients (APIs) and clinical drug supply for ENTO and LANRA from Gilead under the Gilead Asset Purchase Agreement, we will need to obtain further supplies of APIs and clinical drug supply for ENTO, KB-0742 and, if we choose to develop it, LANRA, from third-party manufacturers. We expect to initially obtain our supplies from manufacturers on a purchase order basis without long-term supply arrangements in place. We do not currently have arrangements in place for redundant supply for APIs and drug product. For all of our product candidates, we intend to identify and qualify manufacturers to provide the APIs and drug product prior to submission of an NDA to the FDA or other marketing authorization applications to other regulatory authorities.
All our product candidates are compounds of low molecular weight, generally called small molecules. They can be manufactured from readily available starting materials in reliable and reproducible synthetic processes that are amenable to scale-up and do not require specialized equipment in the manufacturing process. We expect to continue to develop product candidates that can be produced cost-effectively at contract manufacturing facilities.
Competition
The pharmaceutical and biotechnology industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary drugs. We compete in the segments of the pharmaceutical, biotechnology and other related markets that address inhibition of kinases and targeting transcriptional regulation in cancer. While we believe that our technology, development experience and scientific knowledge provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions and governmental agencies and public and private research institutions. Any product candidates that we successfully develop and ultimately commercialize will compete with existing products and new products that may become available in the future.
In the case of our lead product candidate, ENTO, there are currently no approved products on the market that address the HOX/MEIS-high or NPM1 mutations subset of AML patients. However, there is an approved SYK inhibitor product, which is marketed by Rigel Pharmaceuticals under the name fostamatinib, for the treatment of chronic immune thrombocytopenia. Presently, we are not aware of this product being developed in AML. ENTO may also compete against product candidates that are currently in clinical development, including: (i) HMPL-523, a SYK inhibitor being developed by Hutchison Medipharma Ltd. that is in Phase 1 evaluation in hematologic malignancies; (ii) product candidates in early clinical development that target the interaction between MLL and MENIN in MLL-r and AML patients with NPM1 mutations, which, if approved, could compete with ENTO, including (a) SNDX-5613, being developed by Syndax Pharmaceuticals, Inc. in a Phase 1 clinical trial as monotherapy in relapsed or refractory AML, and (b) KO-539, being developed by Kura Oncology, Inc. in a Phase 1 clinical trial as monotherapy in relapsed or refractory AML; and (iii) product candidates that may compete with ENTO by addressing the subset of AML patients with FLT3 mutations and are currently in development in combination with FLT3 inhibitors, including (a) venetoclax, a BCL-2 inhibitor being developed by Abbvie, (b) CPX-351, a liposomal formulation of daunorubicin and cytarabine being developed by Jazz Pharmaceuticals, and (c) CC-90009, a cereblon E3 ligase modulator being developed by Bristol-Myers Squibb.
If we choose to develop, and are successful in developing, LANRA as a follow-on compound to ENTO, we expect that LANRA would face similar competition.
With respect to KB-0742, we expect it to compete against various multi-CDK inhibitors that are currently in early-stage clinical development, including: AZD4573, being developed by AstraZeneca; TP-1287 (Alvocidib), being developed by Tolero Pharmaceuticals; CYC-065, being developed by Cyclacel Pharmaceuticals; Zotiraciclib, being developed by the National Cancer Institute; Dinaciclib, being developed by Merck & Co.; and Voruciclib, being developed by MEI Pharma. We also expect it to compete against VIP152, a PTEFb/CDK9 inhibitor in early-stage clinical development by Vincera Pharma, Inc., and PRT2527, a CDK9 inhibitor in preclinical development by Prelude Therapeutics.
Many of the companies against which we are competing or against which we may compete in the future have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved drugs than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient enrollment in clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.
We could see a reduction or elimination in our commercial opportunity if our competitors develop and commercialize drugs that are safer, more effective, have fewer or less severe side effects, are more convenient to administer, are less expensive or with a more favorable label than any of our product candidates. Our competitors also may obtain FDA or other regulatory approval for their drugs more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. The key competitive factors affecting the success of all of our product candidates, if approved, are likely to be their efficacy, safety, convenience, price, the effectiveness of companion diagnostics, the level of generic competition and the availability of reimbursement from government and other third-party payors.

Intellectual Property
Our commercial success depends in part on our ability to obtain and maintain proprietary protection for our most advanced product candidates, ENTO and LANRA, our development stage product, KB-0742, our future product candidates, as well as novel discoveries, product development technologies, and know-how. Our commercial success also depends in part on our ability to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to develop and maintain protection of our proprietary position and freedom to operate by, among other means, filing and prosecuting, or in-licensing or acquiring U.S. and foreign patents and patent applications covering those products, technology, inventions, and improvements that are important to our business.
We also rely on trademarks, trade secrets, know-how, continuing technological innovation, confidentiality agreements, and invention assignment agreements to develop and maintain our proprietary position. The confidentiality agreements are designed to protect our proprietary information and the invention assignment agreements are designed to grant us ownership of technologies that are developed by our employees, consultants, or other third parties. We seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in our agreements and security measures, either may be breached, and we may not have adequate remedies. In addition, our trade secrets may otherwise become known or independently discovered by competitors.
With respect to both licensed and company-owned intellectual property, we cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our commercial products and methods of using and manufacturing the same.
We are actively building our intellectual property portfolio around our product candidates and our discovery programs, based on our own intellectual property as well as licensed intellectual property. Following the execution of the Gilead Asset Purchase Agreement, we are the owners of multiple patents and patent applications in the United States and worldwide directed to composition of matter and methods of use of ENTO and LANRA and other related SYK inhibitor compounds.
Our patent portfolio in general includes patents and patent applications directed to our lead product candidate, ENTO, as well as to LANRA, KB-0742 and our other research-stage candidates, all of which are solely owned by us.
With respect to ENTO, our patent portfolio includes two U.S. patents directed to composition of matter, with corresponding patents in Europe, Hong Kong, and Vietnam, all with a nominal patent term to 2029; three U.S. patents directed to formulations or their use or manufacture, with a corresponding patent in Europe and a corresponding patent application in Hong Kong, all with a nominal term to 2034; two U.S. patents directed to polymorphic forms or their use or manufacture, with corresponding patents in Australia, New Zealand, Japan, and Canada, and a corresponding patent application in Hong Kong, all with a nominal term to 2034; and five U.S. patents and additional patents and patent applications in Europe and Hong Kong directed to methods of use, all with nominal terms between 2029 and 2037. Nominal patent terms are determined as 20 years from the earliest nonprovisional filing date to which priority is claimed, and do not take into account extensions that are or may be available.
With respect to LANRA, our patent portfolio includes one U.S. patent directed to composition-of-matter and one U.S. patent directed to polymorphic forms and their use, with corresponding composition-of-matter patents and patent applications in Europe, Australia and other countries in Oceania, Taiwan, Singapore, Japan, Hong Kong, South Korea, China, various central Asian countries, various southeast Asian countries, Russia, Ukraine, Israel and certain other middle eastern countries, Mexico, Colombia, Argentina, Brazil, Chile, South Africa, Canada, India, and certain central American countries, all with a nominal term to 2034. Our LANRA patent portfolio also includes two U.S. patents directed to method of use in combination with vinca alkaloids, both with a nominal term of 2034; two U.S. patents directed to method of use, with nominal terms of 2034 and 2037; and method of use patent applications in Europe and Hong Kong, both with a nominal term of 2037.
With respect to KB-0742, we have filed U.S. Patent Application Number 16/667,027 and International Patent Cooperation Treaty (PCT) Application PCT/US2019/058482. These applications are directed to the KB-0742 compound, compositions, and methods of treating CDK9-mediated diseases with KB-0742, analogs of KB-0742 and other research-stage candidate compounds that modulate CDK9 activity. International PCT Application PCT/US2019/058482 preserves our right to file national applications in member countries of the Patent Cooperation Treaty including the European Union, Canada, Mexico, Japan, China, South Korea, and Australia, among other countries and territories.
Our SMM platform component of our product engine is protected both by certain patents that we have licensed under the Harvard License, as well as proprietary know-how we have generated, including with respect to its use in drug discovery screening against transcription factors in tumor cell lysate. We continue to assess the extent to which we may seek additional patent protection for aspects of our product engine or instead maintain such intellectual property as trade secrets.
The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the date of filing of the first non-provisional application to which priority is claimed. In the United States, patent term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the United States Patent and Trademark Office in granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier-filed patent. In the United States, the term of a patent that covers an FDA-approved drug may also be eligible for a patent term extension of up to five years under the Hatch-Waxman Act, which is designed to compensate for the patent term lost during the FDA regulatory review process. The length of the patent term extension is calculated based on the length of time it takes for regulatory review. A patent term extension under the Hatch-Waxman Act cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be restored. Moreover, a patent can only be restored once, and thus, if a single patent is applicable to multiple products, it can only be extended based on one product. Similar provisions are available in Europe and certain other foreign jurisdictions to extend the term of a patent that covers an approved drug.
Government Regulation and Product Approval
Government authorities in the United States, at the federal, state and local level, and other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing and export and import of products such as those we are developing. A new drug must be approved by the FDA through the NDA process before it may be legally marketed in the United States.
U.S. Drug Development Process
In the United States, the FDA regulates drugs under the federal Food, Drug, and Cosmetic Act (FDCA), and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

The process required by the FDA before a drug may be marketed in the United States generally involves the following:
•completion of preclinical laboratory tests, animal studies and formulation studies in accordance with FDA’s good laboratory practice requirements and other applicable regulations;
•submission to the FDA of an IND, which must become effective before human clinical trials may begin;
•approval by an independent IRB ethics committee at each clinical site before each trial may be initiated;
•performance of adequate and well-controlled human clinical trials in accordance with GCP requirements to establish the safety and efficacy of the proposed drug for its intended use;
•submission to the FDA of an NDA after completion of all pivotal trials;
•satisfactory completion of an FDA advisory committee review, if applicable;
•satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity, and of selected clinical investigation sites to assess compliance with GCPs; and
•FDA review and approval of the NDA to permit commercial marketing of the product for particular indications for use in the United States.
Prior to beginning the first clinical trial with a product candidate in the United States, we must submit an IND to the FDA. An IND is a request for authorization from the FDA to administer an investigational new drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical studies. The IND also includes results of animal and in vitro studies assessing the toxicology, PK, pharmacology, and PD characteristics of the product; chemistry, manufacturing, and controls information; and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.
Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical study. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. Furthermore, an independent IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site and must monitor the study until completed. Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of ongoing clinical studies and clinical study results to public registries.
Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:
•Phase 1: The product candidate is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness. In the case of some products for severe or life-threatening diseases, such as cancer, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.
•Phase 2: The product candidate is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.
•Phase 3: The product candidate is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval.
Post-approval trials, sometimes referred to as Phase 4 studies, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.
The FDA or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. In addition, some clinical trials are overseen by an independent group of qualified experts organized by the sponsor, known as a data safety monitoring board or committee. Depending on its charter, this group may determine whether a trial may move forward at designated check points based on access to certain data from the trial.
During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to submission of an IND, at the end of Phase 2, and before an NDA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor and the FDA to reach agreement on the next phase of development. Sponsors typically use the meetings at the end of the Phase 2 trial to discuss Phase 2 clinical results and present plans for the pivotal Phase 3 clinical trials that they believe will support approval of the new drug.
Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug. In addition, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

While the IND is active and before approval, progress reports summarizing the results of the clinical trials and nonclinical studies performed since the last progress report must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and investigators for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the same or similar drugs, findings from animal or in vitro testing suggesting a significant risk to humans, and any clinically important increased incidence of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure.
U.S. Review and Approval Process
Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, preclinical and other non-clinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. The submission of an NDA is subject to the payment of substantial user fees; a waiver of such fees may be obtained under certain limited circumstances. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.
The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the product’s identity, strength, quality and purity. Under the Prescription Drug User Fee Act (PDUFA), guidelines that are currently in effect, the FDA has a goal of ten months from the date of “filing” of a standard NDA for a new molecular entity to review and act on the submission. This review typically takes twelve months from the date the NDA is submitted to FDA because the FDA has approximately two months to make a “filing” decision after it the application is submitted. The FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review The FDA may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing.
The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.
Before approving an NDA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP and adequate to assure consistent production of the product within required specifications. Additionally, before approving a NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCPs. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.
After the FDA evaluates an NDA, it will issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete, and the application will not be approved in its present form. A Complete Response Letter usually describes the specific deficiencies in the NDA identified by the FDA and may require additional clinical data, such as an additional pivotal Phase 3 trial or other significant and time-consuming requirements related to clinical trials, nonclinical studies or manufacturing. If a Complete Response Letter is issued, the sponsor must resubmit the NDA or, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, the FDA may decide that the NDA does not satisfy the criteria for approval.
If regulatory approval of a product is granted, such approval will be granted for particular indications and may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the NDA with a REMS to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a medicine and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries, and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may also require one or more Phase 4 post-market studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies. In addition, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could impact the timeline for regulatory approval or otherwise impact ongoing development programs.
In addition, the Pediatric Research Equity Act (PREA), requires a sponsor to conduct pediatric clinical trials for most drugs, for a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration. Under PREA, original NDAs and supplements must contain a pediatric assessment unless the sponsor has received a deferral or waiver. The required assessment must evaluate the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The sponsor or FDA may request a deferral of pediatric clinical trials for some or all of the pediatric subpopulations. A deferral may be granted for several reasons, including a finding that the drug is ready for approval for use in adults before pediatric clinical trials are complete or that additional safety or effectiveness data needs to be collected before the pediatric clinical trials begin. The FDA must send a non-compliance letter to any sponsor that fails to submit the required assessment, keep a deferral current or fails to submit a request for approval of a pediatric formulation.
Expedited Development and Review Programs
The FDA has a fast track designation program that is intended to expedite or facilitate the process for reviewing new drug products that meet certain criteria. Specifically, new drugs are eligible for Fast Track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. With regard to a fast track product, the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.
Any product submitted to the FDA for approval, including a product with a fast track designation, may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. A product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug designated for priority review in an effort to facilitate the review. The FDA endeavors to review applications with priority review designations within six months of the filing date as compared to ten months for review of new molecular entity NDAs under its current PDUFA review goals.

In addition, a product may be eligible for accelerated approval. Drug products intended to treat serious or life-threatening diseases or conditions may be eligible for accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. In addition, the FDA currently requires pre-approval of promotional materials as a condition for accelerated approval, which could adversely impact the timing of the commercial launch of the product.
The Food and Drug Administration Safety and Innovation Act established a category of drugs referred to as “breakthrough therapies” that may be eligible to receive breakthrough therapy designation. A sponsor may seek FDA designation of a product candidate as a “breakthrough therapy” if the product is intended, alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the fast track program features, as well as more intensive FDA interaction and guidance. The breakthrough therapy designation is a distinct status from both accelerated approval and priority review, which can also be granted to the same drug if relevant criteria are met. If a product is designated as breakthrough therapy, the FDA will work to expedite the development and review of such drug.
Fast track designation, breakthrough therapy designation, priority review, and accelerated approval do not change the standards for approval, but may expedite the development or approval process. Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. We may explore some of these opportunities for our product candidates as appropriate.
Post-approval Requirements
Any products manufactured or distributed by us pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual program fees for any marketed products. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.
The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:
•restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;
•fines, warning letters, or untitled letters;
•clinical holds on clinical studies;
•refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;
•product seizure or detention, or refusal to permit the import or export of products;
•consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;
•mandated modification of promotional materials and labeling and the issuance of corrective information;
•the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or
•injunctions or the imposition of civil or criminal penalties.
The FDA closely regulates the marketing, labeling, advertising and promotion of drug products. A company can make only those claims relating to safety and efficacy, purity and potency that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe, in their independent professional medical judgment, legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined companies from engaging in off-label promotion. The FDA and other regulatory agencies have also required that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. However, companies may share truthful and not misleading information that is otherwise consistent with a product’s FDA-approved labelling.
Marketing Exclusivity
Market exclusivity provisions authorized under the FDCA can delay the submission or the approval of certain marketing applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not approve or even accept for review an abbreviated new drug application (ANDA), or an NDA submitted under Section 505(b)(2) (505(b)(2) NDA), submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovative drug or for another indication, where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder.

The FDCA alternatively provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to any preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.
Pediatric exclusivity is another type of marketing exclusivity available in the United States. Pediatric exclusivity provides for an additional six months of marketing exclusivity attached to another period of exclusivity if a sponsor conducts clinical trials in children in response to a written request from the FDA. The issuance of a written request does not require the sponsor to undertake the described clinical trials. In addition, orphan drug exclusivity, as described above, may offer a seven-year period of marketing exclusivity, except in certain circumstances.
Other Healthcare Laws
Pharmaceutical and medical device manufacturers are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Such laws may constrain the business or financial arrangements and relationships through which we research, as well as, sell, market and distribute any products for which we obtain marketing approval and include, without limitation:
•the federal Anti-Kickback Statute prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act;
•the federal false claims laws, including the civil False Claims Act, which can be enforced by private citizens through civil whistleblower or qui tam actions, and civil monetary penalties laws prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;
•the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA) prohibits, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation; and
•the federal Physician Payments Sunshine Act requires applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to annually report to CMS information regarding payments and other transfers of value to physicians, as defined by such law, and teaching hospitals, as well as information regarding ownership and investment interests held by physicians and their immediate family members. Beginning in 2022, applicable manufacturers also will be required to report such information regarding payments and transfers of value provided during the previous year to certain other healthcare providers, such as physician assistants and nurse practitioners. The information reported is publicly available on a searchable website, with disclosure required annually.
State and local healthcare laws and regulations may also restrict business practices in the pharmaceutical industry, such as state anti-kickback and false claims laws, which may be broader in scope than their federal counterparts and apply to business practices, including but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, or by patients themselves; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information; state and local laws which require tracking gifts and other remuneration and items of value provided to physicians, other healthcare providers and entities or that require the registration of pharmaceutical sales representatives; and state and local laws that require the registration of pharmaceutical sales representatives; and state and local laws governing the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.
Violation of any of such laws or any other governmental regulations that apply may result in penalties, including, without limitation, significant administrative, civil and criminal penalties, damages, fines, imprisonment, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, the curtailment or restructuring of operations, exclusion from participation in governmental healthcare programs and imprisonment.
Coverage and Reimbursement
Sales of any pharmaceutical product depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state and foreign government healthcare programs, commercial insurance and managed healthcare organizations, and the level of reimbursement for such product by third-party payors. Significant uncertainty exists as to the coverage and reimbursement status of any newly approved product. Decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. One third-party payor’s decision to cover a particular product does not ensure that other payors will also provide coverage for the product. As a result, the coverage determination process can require manufactures to provide scientific and clinical support for the use of a product to each payor separately and can be a time-consuming process, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself or the treatment or procedure in which the product is used may not be available, which may impact physician utilization. In addition, companion diagnostic tests require coverage and reimbursement separate and apart from the coverage and reimbursement for their companion pharmaceutical or biological products. Similar challenges to obtaining coverage and reimbursement, applicable to pharmaceutical or biological products, will apply to companion diagnostics.
In addition, third-party payors are increasingly reducing reimbursements for pharmaceutical products and services. The U.S. government and state legislatures have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. Third-party payors are more and more challenging the prices charged, examining the medical necessity and reviewing the cost effectiveness of pharmaceutical products, in addition to questioning their safety and efficacy. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product. Coverage policies and third-party payor reimbursement rates may change at any time. Decreases in third-party reimbursement for any product or a decision by a third-party payor not to cover a product could reduce physician usage and patient demand for the product.
In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. Pharmaceutical products may face competition from lower-priced products in foreign countries that have placed price controls on pharmaceutical products and may also compete with imported foreign products. Furthermore, there is no assurance that a product will be considered medically reasonable and necessary for a specific indication, will be considered cost-effective by third-party payors, that an adequate level of reimbursement will be established even if coverage is available or that the third-party payors’ reimbursement policies will not adversely affect the ability for manufacturers to sell products profitably.
Healthcare Reform
In the United States and certain foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system. In March 2010, the ACA was signed into law, which substantially changed the way healthcare is financed by both governmental and private insurers in the United States. By way of example, the ACA increased the minimum level of Medicaid rebates payable by manufacturers of brand name drugs from 15.1% to 23.1%; required collection of rebates for drugs paid by Medicaid managed care organizations; imposed a non-deductible annual fee on pharmaceutical manufacturers or importers who sell certain “branded prescription drugs” to specified federal government programs, implemented a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected; expanded eligibility criteria for Medicaid programs; creates a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and established a Center for Medicare Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.
Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. Since January 2017, President Trump has signed several Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the ACA have passed. For example, in 2017, Congress enacted the Tax Act, which eliminated the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” In addition, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. On December 14, 2018, a Texas U.S. District Court Judge ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the ACA are invalid as well. On December 18, 2019, the U.S. Court of Appeals for the 5th Circuit ruled that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. On March 2, 2020, the U.S. Supreme Court granted the petitions for writs of certiorari to review the case, although it is unclear when a decision will be made or how the Supreme Court will rule. In addition, there may be other efforts to challenge, repeal or replace the ACA. We are continuing to monitor any changes to the ACA that, in turn, may potentially impact our business in the future.
Other legislative changes have been proposed and adopted since the ACA was enacted, including aggregate reductions of Medicare payments to providers of 2% per fiscal year and reduced payments to several types of Medicare providers, which will remain in effect through 2030 absent additional congressional action, with the exception of a temporary suspension from May 1, 2020 through December 31, 2020 implemented under the Coronavirus Aid, Relief, and Economic Security Act (CARES Act), which was signed into law on March 27, 2020. Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted legislation designed, among other things, to bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for pharmaceutical products. For example, at the federal level, the Trump administration released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contained proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the other of pocket costs of drug products paid by consumers. On March 10, 2020, the Trump administration sent “principles” for drug pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses, and place limits on pharmaceutical price increases. Additionally, the Trump administration’s budget proposal for the fiscal year 2021 includes a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. On July 24, 2020, President Trump announced four executive orders related to prescription drug pricing that attempt to implement several of the administration’s proposals, including a policy that would tie Medicare Part B drug prices to international drug prices; one that directs HHS to finalize the Canadian drug importation proposed rule previously issued by the U.S. Department of Health and Human Services (HHS) and makes other changes allowing for personal importation of drugs from Canada; one that directs HHS to finalize the rulemaking process on modifying the anti-kickback law safe harbors for plans, pharmacies, and pharmaceutical benefit managers; and one that reduces costs of insulin and epipens to patients of federally qualified health centers. Although a number of these and other measures may require additional authorization to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. In addition, individual states in the United States have also become increasingly active in implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures and, in some cases, mechanisms to encourage importation from other countries and bulk purchasing. Furthermore, there has been increased interest by third party payors and governmental authorities in reference pricing systems and publication of discounts and list prices. Further, it is possible that additional governmental action is taken to address the COVID-19 pandemic. For example, on August 6, 2020, the Trump administration issued another executive order that instructs the federal government to develop a list of “essential” medicines and then buy them and other medical supplies from U.S. manufacturers instead of from companies around the world, including China. The order is meant to reduce regulatory barriers to domestic pharmaceutical manufacturing and catalyze manufacturing technologies needed to keep drug prices low and the production of drug products in the United States.
FDA Approval and Regulation of Companion Diagnostics
If safe and effective use of a therapeutic depends on an in vitro diagnostic, then the FDA generally will require approval or clearance of that diagnostic, known as a companion diagnostic, at the same time that the FDA approves the therapeutic product. In August 2014, the FDA issued final guidance clarifying the requirements that will apply to approval of therapeutic products and in vitro companion diagnostics. According to the guidance, if FDA determines that a companion diagnostic device is essential to the safe and effective use of a novel therapeutic product or indication, FDA generally will not approve the therapeutic product or new therapeutic product indication if the companion diagnostic device is not approved or cleared for that indication. Approval or clearance of the companion diagnostic device will ensure that the device has been adequately evaluated and has adequate performance characteristics in the intended population. The review of in vitro companion diagnostics in conjunction with the review of our therapeutic treatments for cancer will, therefore, likely involve coordination of review by the FDA’s Center for Drug Evaluation and Research and the FDA’s Center for Devices and Radiological Health Office of In Vitro Diagnostics and Radiological Health.
Under the FDCA, in vitro diagnostics, including companion diagnostics, are regulated as medical devices. In the United States, the FDCA and its implementing regulations, and other federal and state statutes and regulations govern, among other things, medical device design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, export and import, and post-market surveillance. Unless an exemption applies, diagnostic tests require marketing clearance or approval from the FDA prior to commercial distribution. The two primary types of FDA marketing authorization applicable to a medical device are premarket notification, also called 510(k) clearance, and premarket approval (PMA approval).
The PMA process, including the gathering of clinical and preclinical data and the submission to and review by the FDA, can take several years or longer. It involves a rigorous premarket review during which the applicant must prepare and provide the FDA with reasonable assurance of the device’s safety and effectiveness and information about the device and its components regarding, among other things, device design, manufacturing and labeling. PMA applications are subject to an application fee. In addition, PMAs for certain devices must generally include the results from extensive preclinical and adequate and well-controlled clinical trials to establish the safety and effectiveness of the device for each indication for which FDA approval is sought. In particular, for a diagnostic, a PMA application typically requires data regarding analytical and clinical validation studies. As part of the PMA review, the FDA will typically inspect the manufacturer’s facilities for compliance with the Quality System Regulation (QSR), which imposes elaborate testing, control, documentation and other quality assurance requirements.
PMA approval is not guaranteed, and the FDA may ultimately respond to a PMA submission with a not approvable determination based on deficiencies in the application and require additional clinical trial or other data that may be expensive and time-consuming to generate and that can substantially delay approval. If the FDA’s evaluation of the PMA application is favorable, the FDA typically issues an approvable letter requiring the applicant’s agreement to specific conditions, such as changes in labeling, or specific additional information, such as submission of final labeling, in order to secure final approval of the PMA. If the FDA’s evaluation of the PMA or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. A not approvable letter will outline the deficiencies in the application and, where practical, will identify what is necessary to make the PMA approvable. The FDA may also determine that additional clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and then the data submitted in an amendment to the PMA. If the FDA concludes that the applicable criteria have been met, the FDA will issue a PMA for the approved indications, which can be more limited than those originally sought by the applicant. The PMA can include post-approval conditions that the FDA believes necessary to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution. Once granted, PMA approval may be withdrawn by the FDA if compliance with post approval requirements, conditions of approval or other regulatory standards are not maintained or problems are identified following initial marketing.
After a device is placed on the market, it remains subject to significant regulatory requirements. Medical devices may be marketed only for the uses and indications for which they are cleared or approved. Device manufacturers must also establish registration and device listings with the FDA. A medical device manufacturer’s manufacturing processes and those of its suppliers are required to comply with the applicable portions of the QSR, which cover the methods and documentation of the design, testing, production, processes, controls, quality assurance, labeling, packaging and shipping of medical devices. Domestic facility records and manufacturing processes are subject to periodic unscheduled inspections by the FDA. The FDA also may inspect foreign facilities that export products to the United States.
Legal Proceedings
From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not currently a party to any material legal proceedings. Regardless of outcome, such proceedings or claims can have an adverse impact on us because of defense and settlement costs, diversion of resources and other factors, and there can be no assurances that favorable outcomes will be obtained.
Facilities
Our corporate headquarters are located in San Mateo, California, where we lease approximately 8,075 square feet of office space pursuant to a lease agreement which commenced on August 1, 2018 and expires on April 30, 2025. We also occupy approximately 4,860 square feet of office, research and development, engineering, and laboratory space in Cambridge, Massachusetts pursuant to a license agreement which commenced on December 1, 2018 and expires on May 31, 2021. We also lease approximately 40,510 square feet of office and laboratory space in Cambridge, Massachusetts pursuant to a lease agreement which commenced on February 28, 2020 and expires on February 28, 2031. We are in the process of building out this facility, which we anticipate completing in November 2020. We believe that our existing facilities are adequate for the foreseeable future. As we expand, we believe that suitable additional alternative spaces will be available in the future on commercially reasonable terms, if required.
Employees
As of July 15, 2020, we had 45 full-time employees. Of these employees, 29 hold Ph.D. or M.D. degrees, and 39 are engaged in research, development and technical operations. Substantially all of our employees are located in either San Mateo, California or Cambridge, Massachusetts. Our employees are not represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

MANAGEMENT
The following table sets forth information regarding our executive officers and directors as of September 30, 2020:

Name	Age	Position(s)
Executive Officers:
Norbert Bischofberger, Ph.D.	64	Director, President and Chief Executive Officer
Yasir Al-Wakeel, BM BCh	39	Chief Financial Officer and Head of Corporate Development
Jorge DiMartino, M.D., Ph.D.	57	Chief Medical Officer and Executive Vice President, Clinical Development
Christopher Dinsmore, Ph.D.	54	Chief Scientific Officer
Barbara Kosacz	62	Chief Operating Officer and General Counsel

Non-Employee Directors:
Arie Belldegrun, M.D., FACS(2)	70	Chairman of the Board of Directors
Rebecka Belldegrun, M.D.(3)	70	Director
Joshua Kazam	43	Director
Jakob Loven, Ph.D.(2)(3)	42	Director
John C. Martin, Ph.D.(1)	69	Director
Elena Ridloff, CFA(1)	40	Director
Otello Stampacchia, Ph.D.(1)(3)	51	Director
David Tanen	49	Director
_______________
(1)Member of our audit committee.
(2)Member of our compensation committee.
(3)Member of our nominating and corporate governance committee.
Executive Officers
Norbert Bischofberger, Ph.D. has served as our President and Chief Executive Officer since August 2018, as a member of our board of directors since April 2018 and as our acting principal financial officer from July 2020 to August 2020. From August 1990 to August 2018, Dr. Bischofberger held various positions at Gilead Sciences, Inc., a biopharmaceutical company, and most recently served Gilead as Executive Vice President, Research and Development and Chief Scientific Officer. During his 28-year tenure at Gilead, he presided over the development and approval of more than 25 therapeutics products for a range of serious conditions. Prior to Gilead, Dr. Bischofberger served as a Senior Scientist in the DNA Synthesis group at Genentech, Inc., a biotechnology company, from 1986 to 1990. Dr. Bischofberger serves on the Supervisory Board of Bayer AG and board of directors of Morphic Therapeutic, a public biopharmaceutical company. Dr. Bischofberger received a Ph.D. in Organic Chemistry from the Eidgenossische Technische Hochschule in Zurich, Switzerland and an M.S. in Chemistry from the University of Innsbruck. We believe Dr. Bischofberger is qualified to serve on our board of directors due to his expertise and experience in the life sciences industry, including his work in immune-oncology, and his educational background.
Yasir Al-Wakeel, BM BCh has served as our Chief Financial Officer Head of Corporate Development since August 2020. Prior to joining our company, Dr. Al-Wakeel served as the Chief Financial Officer of Neon Therapeutics, Inc. from July 2017 to May 2020. Previously, Dr. Al-Wakeel served as the Chief Financial Officer and Head of Corporate Development at Merrimack Pharmaceuticals, Inc. from August 2015 until July 2017. Dr. Al-Wakeel previously served in various capacities at Credit Suisse, an investment banking firm, from 2008 to 2015. While at Credit Suisse, Dr. Al-Wakeel was Director of

Healthcare Investment Banking, focused on biotechnology, and, prior to that role, he was an Equity Research Analyst covering the biotechnology and specialty pharmaceuticals sectors. Before joining Credit Suisse, Dr. Al-Wakeel was a practicing physician, holding both clinical and academic medical posts. Dr. Al-Wakeel received his BM BCh (Doctor of Medicine and Surgery) from Oxford University and his M.A. in theology from Cambridge University.
Jorge DiMartino, M.D., Ph.D. has served as our Chief Medical Officer and Executive Vice President, Clinical Development since December 2019. Prior to joining us, Dr. DiMartino served as Vice President, Translational Development Oncology at Celgene Corporation, a global biopharmaceutical company acquired by Bristol-Myers Squibb Company, from July 2014 to December 2019, where he led early stage oncology clinical programs and directed the Translational Research Laboratories. During that time, he also served as the Head of Celgene’s Epigenetics Thematic Center of Excellence, a fully integrated unit driving drug discovery through clinical proof of concept efforts around epigenetic targets. From April 2011 to July 2014, Dr. DiMartino served as Executive Director, Translational Development Oncology at Celgene. Prior to joining Celgene, Dr. DiMartino was Group Medical Director at Genentech in the Oncology Exploratory Clinical Development group. Dr. DiMartino received his Ph.D. in Immunology from Cornell University Graduate School of Medical Sciences, and his M.D. from University of California San Diego. He completed a residency in Pediatrics and a fellowship in Pediatric Hematology/Oncology, both at Stanford University School of Medicine where he continues to see pediatric oncology patients as a member of the Adjunct Clinical Faculty.
Christopher Dinsmore, Ph.D. has served as our Chief Scientific Officer since May 2020. Prior to joining us, Dr. Dinsmore served as an Entrepreneur-in-Residence at Third Rock Ventures from June 2019 to June 2020, where he focused on discovering and launching new innovative therapeutic companies. Previously, he served as Vice President and Head of Chemistry at FORMA Therapeutics, a biopharmaceutical company, from December 2013 to June 2019, where he applied an array of discovery chemistry platforms and approaches to target classes in epigenetics and protein homeostasis. Earlier, Dr. Dinsmore served at Merck Research Laboratories for 19 years, where he held various positions in medicinal chemistry. His project experiences in discovery and development have been in therapeutic categories that include cancer, hematology, sickle cell disease, asthma, and rheumatoid arthritis, leading to the advancement of numerous development compounds into clinical trials. Dr. Dinsmore also serves as a member of the Advisory Board of WARF Therapeutics. Dr. Dinsmore received his B.A. in Chemistry and Art from Bowdoin College and his Ph.D. in Synthetic Organic Chemistry from the University of Minnesota in Minneapolis, and then conducted postdoctoral research in chemical synthesis at Harvard University.
Barbara Kosacz has served as our Chief Operating Officer and General Counsel since July 2020. Prior to joining us, Ms. Kosacz was a Partner at Cooley LLP from January 1997 to December 2000, and again from February 2002 until July 2020, where she led the international Life Sciences Practice. Ms. Kosacz has more than 25 years of experience in counseling clients in the life sciences arena, ranging from early stage startups to larger public companies, venture funds, investment banks, and non-profit institutions. She has served as a member of the BIO Emerging Companies’ Section Governing Board, is a member of the Board of Trustees of the Keck Graduate Institute, an advisory board member of Locust Walk Partners, and has been a speaker at multiple life sciences-related conferences, as well as guest lecturer at the University of California, Berkeley, and Stanford University about biotechnology law, biotech business models, corporate partnering negotiations and deal structures, and bioethics. Recognized by Best Lawyers in America since 2008 and most recently as Biotechnology Lawyer of the Year in 2018, Ms. Kosacz was listed as a “leading lawyer” for healthcare and life sciences in the 2018 Legal 500, as a “Band 1” attorney in the 2018 edition of Chambers USA: America’s Leading Lawyers for Business and recognized as a “highly recommended transactions” lawyer by IAM Patent 1000 for her “nearly three decades advising diverse companies in the industry at a deeply strategic and commercial level and overseeing their most complex and profitable deals.” Ms. Kosacz is currently senior counsel at Cooley LLP and a member of the board of directors of Xoma Corp., a public biotechnology company. Ms. Kosacz received her received B.A. from Stanford University and her J.D. from the University of California, Berkeley School of Law.

Non-Employee Directors
Arie S. Belldegrun, M.D., FACS is one of our founders and has served as Chairman of our board of directors since November 2017. Dr. Belldegrun is a co-founder of Allogene Therapeutics, Inc., a public biopharmaceutical company, and has served as Executive Chairman of its board of directors since November 2017. From March 2014 until October 2017, Dr. Belldegrun served as the President and Chief Executive Officer of Kite Pharma, Inc. and as a member of its board of directors from June 2009 until its acquisition by Gilead in October 2017. Dr. Belldegrun currently serves as Chairman of UroGen Pharma Ltd., a position he has held since December 2012, as Chairman and Partner of Two River Consulting, LLC, a life-science consulting and investment firm, a position he has held since June 2009, as a director of Breakthrough Properties LLC and Breakthrough Services LLC, a position he has held since April 2019, and as a director of ByHeart, Inc., a position he has held since October 2019. Dr. Belldegrun has also served as Senior Managing Director of Vida Ventures, LLC since November 2017. Dr. Belldegrun previously served as a director of Teva Pharmaceutical Industries Ltd. from March 2013 until January 2017, Chairman of Arno Therapeutics, Inc. from March 2008 until January 2017, a director of Capricor Therapeutics, Inc. from September 2009 until November 2013, and a director of SonaCare Medical, LLC from October 2009 until October 2014. In 1996, he founded Agensys, Inc., a biotechnology company, where he served as its founding Chairman from 1996 to 2001, and continued to serve on its board of directors until 2007 when it was acquired by Astellas Pharma Inc. Dr. Belldegrun was also the Founding Vice-Chairman of the board of directors and Chairman of the scientific advisory board of Cougar Biotechnology, Inc., a biotechnology company, from 2003 to 2009, when it was acquired by Johnson & Johnson. He is certified by the American Board of Urology and is a Fellow of the American College of Surgeons and the American Association of Genitourinary Surgeons. Dr. Belldegrun is Professor of Urology, holds the Roy and Carol Doumani Chair in Urologic Oncology, and Director of the Institute of Urologic Oncology at the David Geffen School of Medicine at UCLA. Prior to joining UCLA in October of 1988, he was a research fellow at NCI/NIH in surgical oncology and immunotherapy from July 1985 to August 1988 under Dr. Steven Rosenberg. Dr. Belldegrun received his M.D. from the Hebrew University Hadassah Medical School in Jerusalem before completing his post graduate studies in Immunology at the Weizmann Institute of Science and his residency in Urologic Surgery at Harvard Medical School. We believe Dr. Belldegrun is qualified to serve on our board of directors due to his experience as a senior executive and as a director of several life sciences companies, and because of his knowledge of our industry.
Rebecka Belldegrun, M.D. is one of our founders and has served as a member of our board of directors since May 2018. Dr. Belldegrun is President and Chief Executive Officer of Bellco Capital LLC, an investment firm she founded in 2003, that specializes in life sciences, media, and real estate. Dr. Belldegrun has extensive experience in early stage biotech investments, drug development and bringing products to market. Prior to Bellco Capital, Dr. Belldegrun founded Intertech Corporation, a New York and Los Angeles-based Real Estate company specializing in development, investments, and acquisitions. During her role as President of Intertech, she built a portfolio of hotels and commercial properties in Europe, Scandinavia and Israel. Dr. Belldegrun is on the Board of First Media and Baby First TV. Additionally, she is on the Advisory Board for the Roy and Diana Vagelos Program in Life Sciences and Management at the University of Pennsylvania, and the Interdisciplinary Center in Herzliya, Israel and serves as a Trustee of the California Institute of Technology. Dr. Belldegrun also serves as a Trustee at the Los Angeles Museum of Art. Previously, Dr. Belldegrun served as a Member of the Board of Advisors to the RAND Corporation and the USC Center on Public Diplomacy. Dr. Belldegrun received her M.D. from Sackler School of Medicine at Tel Aviv University, and completed her residency in Ophthalmology and a postdoctoral fellowship in Corneal Surgery at the Massachusetts Eye and Ear Infirmary, Harvard Medical School. We believe Dr. Belldegrun is qualified to serve on our board of directors due to her venture capital experience in the life sciences industry.
Joshua Kazam is one of our founders and has served as a member of our board of directors since our inception in June 2017. Mr. Kazam is a co-founder of Allogene Therapeutics, Inc., a public biopharmaceutical company, and served as its President from November 2017 until June 2018 and currently serves on its board of directors. He was a founder of Kite Pharma and served as a member of its board of directors from its inception in June 2009 until October 2017. In June 2009, Mr. Kazam co-founded Two River Consulting, LLC, a life science consulting and investment firm. Mr. Kazam has served as a Director of Vida Ventures, LLC since November 2017. He has served on the board of Vision Path, Inc. (d/b/a Hubble Contacts) since May 2016, ByHeart, Inc. since November 2016, Breakthrough Properties LLC and Breakthrough Services LLC since April 2019, and Flying Eagle Acquisition Corp. since February 2020. Mr. Kazam has served as President and a member of the board of directors of IconOVir Bio, Inc. since its inception in August 2018. Mr. Kazam previously served as a director of Diamond Eagle Acquisition Corp. from January 2019 until April 2020, Capricor Therapeutics, Inc. from May 2005 until May 2019 and Platinum Eagle Acquisition Corp. from January 2018 to March 2019. Platinum Eagle Acquisition Corp., Diamond Eagle Acquisition Corp. and Flying Eagle Acquisition Corp. are blank check companies formed for the purpose of effecting a business combination with one or more businesses. Mr. Kazam has served as the President of Desert Flower Foundation since June 2016. Mr. Kazam received his B.A. in Entrepreneurial Management from the Wharton School of the University of Pennsylvania and is a Member of the Wharton School’s Undergraduate Executive Board. We believe Mr. Kazam is qualified to serve on our board of directors due to his experience serving on the board of directors of clinical-stage life sciences companies, and because of his investment experience in the life sciences industry.
Jakob Loven, Ph.D. has served as a member of our board of directors since March 2018. Dr. Loven has been a Partner at Nextech Invest, an investment advisor and management company, since August 2017. Previously, he served as Senior Associate at Third Rock Ventures from March 2015 to February 2016. While at Third Rock, Dr. Loven participated in the creation of Relay Therapeutics, joining the company full time to lead strategy, business development, and operations from February 2016 to June 2017. Dr. Loven was also a Scientific Co-Founder of Syros Pharmaceuticals, Inc., a biopharmaceutical company, from April 2013 to its initial public offering in July 2016. Dr. Loven has served as a member of the board of directors of Arvinas Inc., a public biopharmaceutical company, since March 2018. Dr. Loven received his B.A. in Biomedical Sciences from the Anglia Ruskin University of Cambridge and received his Ph.D. in Medical Sciences from Karolinska Institutet. He conducted a postdoctoral fellowship at the Whitehead Institute for Biomedical Research. We believe Dr. Loven is qualified to serve on our board of directors due to his venture capital experience in the life sciences industry and his prior experience as a director for publicly traded companies.
John C. Martin, Ph.D. has served as a member of our board of directors since May 2018. Dr. Martin joined Gilead in 1990 and was Executive Chairman from March 2016 through March 2019. He served as Chairman and Chief Executive Officer from June 2008 through March 2016, and President and Chief Executive Officer from 1996 through May 2008. Prior to joining Gilead, Dr. Martin held several leadership positions at Bristol-Myers Squibb and Syntex Corporation. Dr. Martin currently serves on the board of directors of Sarepta Therapeutics, a public biopharmaceutical company, and The Scripps Research Institute. Dr. Martin previously served as President of the International Society for Antiviral Research, Chairman of the Board of BayBio, and Chairman of the Board of the California Healthcare Institute (CHI). He served on the National Institute of Allergy & Infectious Diseases Council, the board of directors of the Biotechnology Industry Organization, the board of directors for CHI, the Board of Trustees of the University of Chicago, the Board of Trustees of Golden Gate University and the External Scientific Advisory Board of the University of California School of Global Health. Additionally, he served on the Centers for Disease Control/Health Resources and Services Administration’s Advisory Committee on HIV and STD Prevention and Treatment and was a member of the Presidential Advisory Council on HIV/AIDS. Dr. Martin received his B.S. in Chemical Engineering from Purdue University, his Ph.D. in Organic Chemistry from the University of Chicago and his MBA from Golden Gate University. We believe Dr. Martin is qualified to serve on our board of directors due to his expertise and experience as an executive in the pharmaceutical industry and his extensive experience serving on the board of directors of several life sciences companies.

Elena Ridloff, CFA has served as a member of our board of directors since September 2020. Ms. Ridloff is presently the Executive Vice President, Chief Financial Officer of ACADIA Pharmaceuticals Inc. (ACADIA), a publicly traded pharmaceutical company. Ms. Ridloff was previously Senior Vice President, Investor Relations and Interim Chief Financial Officer of ACADIA and has been with ACADIA since April 2018. Before that, Ms. Ridloff held various roles at Alexion Pharmaceuticals, Inc. (Alexion), including Executive Director, Investor Relations from April 2014 to January 2016, and Vice President, Investor Relations from January 2016 to March 2018. Ms. Ridloff also served as a member of Alexion’s Operating Committee. While at Alexion, Ms. Ridloff was responsible for building and leading an investor relations function. Prior to joining Alexion, Ms. Ridloff served as the Chief Executive Officer and Managing Member of BIOVISIO, an independent consulting firm providing strategic, financial and investor relations counsel to the life sciences industry, from January 2012 to April 2014. Ms. Ridloff also served as Managing Director at Maverick Capital, a hedge fund responsible for investments in the biotechnology, pharmaceutical, medical device and life science sectors, from July 2005 to January 2012. Ms. Ridloff earned her B.A. in history and sociology of science from the University of Pennsylvania, and is a Chartered Financial Analyst. We believe Ms. Ridloff is qualified to serve on our board of directors due to her financial and accounting expertise and her experience in the finance and life sciences industries.
Otello Stampacchia, Ph.D. has served as a member of our board of directors since May 2018. Dr. Stampacchia has served as founder and Managing Director of Omega Funds since January 2004. Previously, he was in charge of life sciences direct investments at AlpInvest Partners B.V. from November 2001 to December 2003, and he was the portfolio manager of the Lombard Odier Immunology Fund from January 2001 to November 2001. Previously, Dr. Stampacchia was a member of the healthcare corporate finance and mergers and acquisitions team at Goldman Sachs Group, Inc. from 1997 to 2000. Before joining Goldman Sachs, Dr. Stampacchia helped co-found the healthcare investment activities at Index Securities, now Index Ventures, Inc. Dr. Stampacchia is currently a member of the boards of directors of Morphic Holdings, Inc., a public biotechnology company, and Replimune Group, Inc., a public biotechnology company. Dr. Stampacchia also serves on the board of directors of a number of private companies and previously served on the board of directors of Gossamer Bio, Inc. and ESSA Pharma, Inc. Dr. Stampacchia received his M.S. in Genetics from Universita' degli Studi di Pavia, his Ph.D. in Molecular Biology from the University of Geneva and a European Ph.D. in Biotechnology (EDBT) from the European Association for Higher Education in Biotechnology. We believe Dr. Stampacchia is qualified to serve on our board of directors due to his venture capital experience in the life sciences industry and his prior experience as a director of life sciences companies.
David M. Tanen is one of our founders and has served as a member of our board of directors and our Corporate Secretary since our inception in June 2017. In June 2009, Mr. Tanen co-founded Two River Consulting, LLC, a life science consulting and investment firm. He was a co-founder of Kite Pharma, Inc., and served as Corporate Secretary and General Counsel from its inception in June 2009 until October 2017. Mr. Tanen is a co-founder of Allogene Therapeutics, a public biopharmaceutical company, where he has served as Corporate Secretary since its inception in November 2017. He served as a member of the board of director of Arno Therapeutics, Inc. from its inception in August 2005 until January 2017. Mr. Tanen has served as Corporate Secretary and a member of the board of directors of Neogene Therapeutics, Inc. since its inception in August 2018 and of IconOVir Bio, Inc. since its inception in August 2018. Mr. Tanen has served as an Advisor to Vida Ventures, LLC a life science investment firm, since November 2017. Mr. Tanen received his B.A. from The George Washington University and his J.D. from Fordham University School of Law, where he has served on the Dean’s Planning Council since 2009 and the Entrepreneurial Law Advisory Council since 2017. We believe Mr. Tanen is qualified to serve on our board of directors due to his experience serving as an officer and a member of the board of director of clinical-stage life sciences companies, and because of his investment experience in the life sciences industry.
Family Relationships and Other Arrangements
Except for Dr. Arie Belldegrun and Dr. Rebecka Belldegrun who are married to one another, there are no family relationships among our directors and executive officers. Pursuant to our amended and restated

voting agreement, which will terminate upon the closing of this offering, the following directors were designated as directors to our board of directors:
•Mr. Kazam and Dr. Rebecka Belldegrun were designated by Vida Ventures, LLC and elected by the holders of a majority of the shares of our Series A convertible preferred stock.
•Dr. Loven was designated by Nextech V Oncology S.C.S., SICAV-SIF and elected by the holders of a majority of the shares of our Series A convertible preferred stock.
•Dr. Stampacchia was designated by Omega Fund V, L.P. and elected by the holders of a majority of the shares of our Series Seed convertible preferred stock.
•Dr. Martin and Mr. Tanen were designated by the holders of a majority of shares of our common stock.
•Dr. Bischofberger and Dr. Arie Belldegrun were designated by the other members of our board of directors and elected by the holders of a majority of shares of our common stock and convertible preferred stock, voting together as a single class.
Scientific Advisory Board
We have established a scientific advisory board. We regularly seek advice and input from these experienced scientific leaders on matters related to our research and development programs. Our scientific advisory board consists of experts across a range of key disciplines relevant to our programs and science. We intend to continue to leverage the broad expertise of our advisors by seeking their counsel on important topics relating to our discovery and development programs and our preclinical or clinical product candidates. Some members of our scientific advisory board have entered into consulting agreements with us covering their respective confidentiality, non-disclosure and proprietary rights matters and own or have owned shares of our common stock or options to purchase shares of our common stock.
All of the scientific advisors are employed by or have consulting arrangements with other entities and devote only a small portion of their time to us. Our current advisors are:

Name	Titles
Owen Witte, Ph.D. (Chairman)	Chair of our scientific advisory board and University Professor at UCLA
Myles Brown, M.D.	Director of the Center for Functional Cancer Epigenetics at the Dana-Farber Cancer Institute and the Emil Frei III Professor of Medicine at Harvard Medical School
David Chang, M.D., Ph.D.	President, Chief Executive Officer and Co-Founder of Allogene Therapeutics, Inc.
Robert Eisenman, Ph.D.	Member in the Basic Sciences Division of the Fred Hutchinson Cancer Research Center and an Affiliate Professor of Biochemistry at the University of Washington School of Medicine
Angela Koehler, Ph.D.	Associate Professor in the Department of Biological Engineering at the Massachusetts Institute of Technology (MIT) and an intramural member of the David H. Koch Institute for Integrative Cancer Research at MIT
Roger D. Kornberg, Ph.D.	Winzer Professor in Medicine in the Department of Structural Biology at Stanford University
Board Composition
Our board of directors currently consists of nine members with no vacancies. In accordance with our amended and restated certificate of incorporation, which will be effective immediately prior to the closing of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to the directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:
•The Class I directors will be Rebecka Belldegrun, M.D., Norbert Bischofberger, Ph.D. and Jakob Loven, Ph.D., and their terms will expire at the annual meeting of stockholders to be held in 2021;
•The Class II directors will be John C. Martin, Ph.D., Otello Stampacchia, Ph.D. and David Tanen, and their terms will expire at the annual meeting of stockholders to be held in 2022; and
•The Class III directors will be Arie Belldegrun M.D., FACS, Joshuan Kazam and Elena Ridloff, CFA, and their terms will expire at the annual meeting of stockholders to be held in 2023.
We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.
Under the Nasdaq Stock Market LLC (Nasdaq), Marketplace Rules (the Nasdaq Listing Rules), independent directors must comprise a majority of our board of directors as a public company within one year of listing.
Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that all of our directors other than Dr. Bischofberger, Mr. Kazam and Mr. Tanen are independent directors, as defined by Rule 5605(a)(2) of the Nasdaq Listing Rules.
Board Committees
Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Each committee intends to adopt a written charter that satisfies the applicable rules and regulations of the SEC and Nasdaq Listing Rules, which we will post on our website at www.kronosbio.com upon the closing of this offering.
Audit Committee
Our audit committee consists of John C. Martin, Ph.D., Elena Ridloff, CFA and Otello Stampacchia, Ph.D. Our board of directors has determined that each of the members of our audit committee satisfies the Nasdaq Stock Market and SEC independence requirements. Ms. Ridloff serves as the chair of our audit committee. The functions of this committee include, among other things:
•evaluating the performance, independence and qualifications of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;
•reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;
•monitoring the rotation of partners of our independent auditors on our engagement team as required by law;

•prior to engagement of any independent auditor, and at least annually thereafter, reviewing relationships that may reasonably be thought to bear on their independence, and assessing and otherwise taking the appropriate action to oversee the independence of our independent auditor;
•reviewing our annual and quarterly financial statements and reports, including the disclosures contained under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and discussing the statements and reports with our independent auditors and management;
•reviewing, with our independent auditors and management, significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy and effectiveness of our financial controls;
•reviewing with management and our independent auditors any earnings announcements and other public announcements regarding material developments;
•establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters and other matters;
•preparing the report that the SEC requires in our annual proxy statement;
•reviewing and providing oversight of any related-person transactions in accordance with our related person transaction policy and reviewing and monitoring compliance with legal and regulatory responsibilities, including our code of business conduct and ethics;
•reviewing our major financial risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management are implemented;
•reviewing on a periodic basis our investment policy; and
•reviewing and evaluating on an annual basis the performance of the audit committee and the audit committee charter.
Our board of directors has determined that Ms. Ridloff qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the Nasdaq Listing Rules. In making this determination, our board has considered Ms. Ridloff’s prior experience, business acumen and independence. Both our independent registered public accounting firm and management periodically meet privately with our audit committee.
We believe that the composition and functioning of our audit committee complies with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.
Compensation Committee
Our compensation committee consists of Arie Belldegrun, M.D., FACS and Jakob Loven, Ph.D.  Dr. Arie Belldegrun serves as the chair of our compensation committee. Our board of directors has determined that each of the members of our compensation committee satisfies the Nasdaq Stock Market independence requirements. The functions of this committee include, among other things:
•reviewing, modifying and approving (or if it deems appropriate, making recommendations to the full board of directors regarding) our overall compensation strategy and policies;
•reviewing and approving (or if it deems appropriate, making recommendations to the full board of directors regarding) the compensation and other terms of employment of our executive officers;

•reviewing and approving (or if it deems it appropriate, making recommendations to the full board of directors regarding) performance goals and objectives relevant to the compensation of our executive officers and assessing their performance against these goals and objectives;
•reviewing and approving (or if it deems it appropriate, making recommendations to the full board of directors regarding) the equity incentive plans, compensation plans and similar programs advisable for us, as well as modifying, amending or terminating existing plans and programs;
•evaluating risks associated with our compensation policies and practices and assessing whether risks arising from our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on us;
•reviewing and making recommendations to the full board of directors regarding the type and amount of compensation to be paid or awarded to our non-employee board members;
•establishing policies with respect to votes by our stockholders to approve executive compensation as required by Section 14A of the Exchange Act and determining our recommendations regarding the frequency of advisory votes on executive compensation, to the extent required by law;
•reviewing and assessing the independence of compensation consultants, legal counsel and other advisors as required by Section 10C of the Exchange Act;
•administering our equity incentive plans;
•establishing policies with respect to equity compensation arrangements;
•reviewing the competitiveness of our executive compensation programs and evaluating the effectiveness of our compensation policy and strategy in achieving expected benefits to us;
•reviewing and making recommendations to the full board of directors regarding the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers;
•reviewing with management and approving our disclosures under the caption “Compensation Discussion and Analysis” in our periodic reports or proxy statements to be filed with the SEC, to the extent such caption is included in any such report or proxy statement;
•preparing the report that the SEC requires in our annual proxy statement (if applicable); and
•reviewing and assessing on an annual basis the performance of the compensation committee and the compensation committee charter.
We believe that the composition and functioning of our compensation committee complies with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee consists of Rebecka Belldegrun, M.D., Jakob Loven, Ph.D. and Otello Stampacchia, Ph.D. Our board of directors has determined that each of the members of this committee satisfies the Nasdaq Stock Market independence requirements. Dr. Stampacchia serves as the chair of our nominating and corporate governance committee. The functions of this committee include, among other things:
•identifying, reviewing and evaluating candidates to serve on our board of directors consistent with criteria approved by our board of directors;

•determining the minimum qualifications for service on our board of directors;
•evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate;
•evaluating, nominating and recommending individuals for membership on our board of directors;
•evaluating nominations by stockholders of candidates for election to our board of directors;
•considering and assessing the independence of members of our board of directors;
•developing a set of corporate governance policies and principles, including a code of business conduct and ethics, periodically reviewing and assessing these policies and principles and their application and recommending to our board of directors any changes to such policies and principles;
•considering questions of possible conflicts of interest of directors as such questions arise; and
•reviewing and assessing on an annual basis the performance of the nominating and corporate governance committee and the nominating and corporate governance committee charter.
We believe that the composition and functioning of our nominating and corporate governance committee complies with all applicable requirements of the Sarbanes-Oxley Act, and all applicable SEC and Nasdaq rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.
Compensation Committee Interlocks and Insider Participation
None of the members of the compensation committee is currently, or has been at any time, one of our executive officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or on our compensation committee.
Code of Business Conduct and Ethics
In connection with this offering, we intend to adopt a written code of business conduct and ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions, and agents and representatives. The full text of our code of business conduct and ethics will be posted on our website at www.kronosbio.com upon the closing of this offering. The nominating and corporate governance committee of our board of directors will be responsible for overseeing our code of business conduct and ethics and any waivers applicable to any director, executive officer or employee. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of such provisions applicable to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and agents and representatives, on our website identified above.
Limitation on Liability and Indemnification Matters
Our amended and restated certificate of incorporation, which will become effective immediately prior to the closing of this offering, and our amended and restated bylaws, which will become effective upon the closing of this offering, limits our directors’ liability, and may indemnify our directors and officers to the fullest extent permitted under Delaware General Corporation Law (DGCL). The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:
•transaction from which the director derives an improper personal benefit;

•act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•unlawful payment of dividends or redemption of shares; or
•breach of a director’s duty of loyalty to the corporation or its stockholders.
These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or recession.
The DGCL and our amended and restated bylaws provide that we will, in certain situations, indemnify our directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.
In addition, we have entered, and intend to continue to enter, into separate indemnification agreements with some of our directors and officers. These indemnification agreements, among other things, require us to indemnify our directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as a director or officer, or any other company or enterprise to which the person provides services at our request.
We maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (Securities Act), may be permitted to directors, officers or control persons, in the opinion of the SEC, such indemnification is against public policy, as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE AND DIRECTOR COMPENSATION
Executive Compensation
Our named executive officers for the year ended December 31, 2019, consisting of our current principal executive officer and our two other most highly compensated executive officers, were:
•Norbert Bischofberger, Ph.D., our President and Chief Executive Officer;
•Jorge DiMartino, M.D., Ph.D., our Chief Medical Officer and Executive Vice President, Clinical Development; and
•Philip Gutry, our former Chief Business Officer.
Summary Compensation Table
The following table sets forth all of the compensation awarded to, earned by or paid to our named executive officers during 2019.

Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	Option Awards(2) ($)	Total ($)
Norbert Bischofberger, Ph.D., President and Chief Executive Officer	2019	200,000	80,000	—	280,000
Jorge DiMartino, M.D., Ph.D., Chief Medical Officer and Executive Vice President, Clinical Development	2019	32,291(3)	10,776	599,473	642,540
Philip Gutry, Chief Business Officer (former)(4)	2019	300,000	105,000	—	405,000
_______________
(1)Amounts shown in this column represent discretionary cash bonuses awarded for performance for the year ended December 31, 2019, and were paid in January 2020. See the subsection titled “—Bonus Compensation” below.
(2)Amounts shown in this column do not reflect dollar amounts actually received by our named executive officers. Instead, these amounts reflect the aggregate grant date fair value of each stock option granted computed in accordance with the provisions of FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 10 to our financial statements included in this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Our named executive officers may realize value from their stock options only to the extent the value of our common stock is greater than the exercise price of such stock options. Dr. DiMartino is the only named executive officer who received a stock option grant during the fiscal year ended December 31, 2019.
(3)Dr. DiMartino joined us as our Chief Medical Officer in December 2019 at an annual salary of $387,500. Amount shown represents the salary actually earned by Dr. DiMartino during 2019 from and after his December 2, 2019 start date.
(4)Mr. Gutry resigned from our company in September 2020.
Annual Base Salary
The annual base salaries of our named executive officers are generally reviewed, determined and approved by our board of directors periodically in order to compensate our named executive officers for the satisfactory performance of duties to our company. Annual base salaries are intended to provide a fixed component of compensation to our named executive officers, reflecting their skill sets, experience, roles and responsibilities. Annual base salaries for our named executive officers have generally been set at levels deemed necessary to attract and retain individuals with superior talent.

The 2019 annual base salaries for our named executive officers are set forth in the table below.

Name	2019 Base Salary ($)
Norbert Bischofberger, Ph.D.	200,000
Jorge DiMartino, M.D., Ph.D.	387,500
Philip Gutry	300,000
Bonus Compensation
From time to time, our board of directors or compensation committee, in its discretion, may approve bonuses for our executive officers based on individual performance, company performance or as otherwise determined to be appropriate. Discretionary cash bonuses for performance for 2019 were paid in January 2020.
Equity-Based Incentive Awards
Our equity-based incentive awards are designed to align our interests and those of our stockholders with those of our employees and consultants, including our executive officers. Our board of directors or an authorized committee thereof is responsible for approving equity grants.
Historically, we have generally used stock options as an incentive for long-term compensation to our executive officers because stock options allow our executive officers to profit from this form of equity compensation only if our stock price increases relative to the stock option’s exercise price, which exercise price is set at the fair market value of our common stock on the date of grant. Certain stock options that we have granted to our executive officers permit “early exercise,” whereby the executive officer can purchase shares subject to the stock option prior to vesting, subject to our right of repurchase, lapsing in accordance with the vesting schedule of the stock option.
We may grant equity awards at such times as our board of directors determines appropriate. Our executives generally are awarded an initial grant in the form of a stock option in connection with their commencement of employment with us. Additional grants may occur periodically in order to specifically incentivize executives with respect to achieving certain corporate goals or to reward executives for exceptional performance.
Prior to this offering, we have granted all stock options pursuant to our Prior Plan. Following this offering, we will grant equity incentive awards under the terms of our 2020 Plan. The terms of our equity plans are described below under the subsection titled “—Equity Benefit Plans.”
All stock options are granted with an exercise price per share that is no less than the fair market value of our common stock on the date of grant of such award. Our stock option awards generally vest over a four-year period and may be subject to acceleration of vesting and exercisability under certain termination and change in control events, as described in more detail under the subsections titled “—Potential Payments and Benefits upon Termination or Change in Control” and “—Equity Benefit Plans.”
Employment Agreements with Named Executive Officers and our Chief Financial Officer
We have entered into a letter agreement with each of our named executive officers and our chief financial officer. The agreements generally provide for at-will employment and set forth the executive officer’s initial base salary, annual performance bonus opportunity, initial equity grant amount and eligibility for employee benefits. In addition, each of our named executive officers and our chief financial officer has executed a form of our standard proprietary information and invention assignment agreement. The key terms of the letter agreements are described below.
Norbert Bischofberger, Ph.D. We entered into a letter agreement with Dr. Bischofberger, our President and Chief Executive Officer, in May 2018 that governs the current terms of his employment with

us. Pursuant to the agreement, Dr. Bischofberger received an initial annual base salary of $200,000, which was increased to $450,000 in March 2020 for 2020 and 2021, is eligible to receive an annual target performance bonus of up to 40% of his annual base salary, as determined by our board of directors, and is eligible for severance benefits upon an involuntary termination of his employment with us, as described in more detail below under the subsection titled “—Potential Payments and Benefits upon Termination or Change in Control.” Fifty percent of Dr. Bischofberger’s annual base salary and annual performance bonus for the 24 month period commencing on March 17, 2020 was paid to him in March 2020 in the form of options to purchase shares of our common stock in lieu of cash, as described in more detail below under the subsection titled “—2020 Named Executive Officer Equity Awards.”
In connection with the commencement of his employment with us, and pursuant to the terms of his letter agreement, our board of directors granted Dr. Bischofberger an option (Initial Option) to purchase 1,056,055 shares of our common stock at a per share exercise price equal to $0.095 on May 1, 2018. The Initial Option vested as to 25% of the shares subject to the Initial Option on April 30, 2019, and thereafter the remaining shares subject to the Initial Option vest in 36 equal monthly installments as of the last calendar day of each month beginning on May 31, 2019, subject to Dr. Bischofberger’s continuous service to us through each applicable vesting date.
In addition, Dr. Bischofberger’s letter agreement provides that if we license or otherwise acquire rights to commercially research and develop intellectual property covering a product or product candidate that was identified to us by Dr. Bischofberger (Identified Product Target), then, following the closing of the acquisition of such rights by us, Dr. Bischofberger will be granted an option (Incentive Option) to purchase a number of shares of our common stock equal to, as applicable, (i) 238,277 shares of our common stock where such Identified Product Target is being or has been investigated in a Phase 1 clinical trial but has not been investigated in a Phase 2 clinical trial or (ii) 476,552 shares of our common stock where such Identified Product Target is being or has been investigated in a Phase 2 clinical trial.
Pursuant to the terms of Dr. Bischofberger’s letter agreement, the exercise price of any Incentive Option will be equal to the fair market value per share of our common stock as of the grant date. In addition, any Incentive Option will vest and become exercisable in 36 equal monthly installments as of the last calendar day of each month following the grant date, subject to Dr. Bischofberger’s continuous service to us through each applicable vesting date.
In July 2020, we acquired a portfolio of selective, orally bioavailable small molecule SYK inhibitors from Gilead, including ENTO and LANRA, pursuant to the Gilead Asset Purchase Agreement. Dr. Bischofberger identified the SYK portfolio that we acquired from Gilead. As a result, in accordance with the terms of his letter agreement, in July 2020, our board of directors granted Dr. Bischofberger an Incentive Option (SYK Incentive Option) to purchase 476,552 shares of our common stock at a per share exercise price equal to $4.14. In October 2020, we amended Dr. Bischofberger’s letter agreement to make clear that Dr. Bischofberger has no right to receive additional Incentive Options or any other options pursuant to such letter agreement.
Dr. Bischofberger’s letter agreement provides that the Initial Option and any Incentive Option will permit early exercise, whereby Dr. Bischofberger may purchase the shares subject to the option prior to vesting, subject to our right to repurchase such shares upon his termination of continuous service at a per share price equal to the lesser of the per share exercise price of the option or the fair market value of a share of our common stock on the repurchase date, with our repurchase right lapsing over time in accordance with the vesting schedule of the option. Dr. Bischofberger early exercised the Initial Option in full in May 2018 and early exercised the SYK Incentive Option in full in July 2020.
Jorge DiMartino, M.D., Ph.D. We entered into a letter agreement with Dr. DiMartino, our Chief Medical Officer and Executive Vice President, Clinical Development, in September 2019 that governs the current terms of his employment with us. Pursuant to the agreement, Dr. DiMartino receives an annual base salary of $387,500, is eligible to receive an annual target performance bonus of up to 35% of his annual base salary, as determined by our board of directors, and is eligible for severance benefits upon an involuntary termination of his employment with us, as described in more detail below under the subsection titled “—Potential Payments and Benefits upon Termination or Change in Control.”
In connection with the commencement of his employment with us, and pursuant to the terms of his letter agreement, our board of directors granted Dr. DiMartino an option to purchase 379,800 shares of our common stock at a per share exercise price equal to $2.53 on December 2, 2019. The option will vest as to 25% of the shares subject to the option on December 2, 2020, and thereafter the remaining shares subject to the option vest in 36 equal monthly installments commencing on January 2, 2021, subject to Dr. DiMartino’s continuous service to us through each applicable vesting date. The option permits early exercise, whereby Dr. DiMartino may purchase the shares subject to the option prior to vesting, subject to our right to repurchase such shares upon his termination of continuous service at a per share price equal to the lesser of the per share exercise price of the option or the fair market value of a share of our common stock on the repurchase date, with our repurchase right lapsing over time in accordance with the vesting schedule of the option.
Philip Gutry. We entered into a letter agreement with Mr. Gutry, our former Chief Business Officer, in September 2018 that governed the terms of his employment with us prior to his resignation in September 2020. Pursuant to the agreement, Mr. Gutry received an initial annual base salary of $300,000, which was increased to $309,000 in January 2020, was eligible to receive an annual target performance bonus of up to 35% of his annual base salary, as determined by our board of directors, and was eligible for severance benefits upon an involuntary termination of his employment with us, as described in more detail below under the subsection titled “—Potential Payments and Benefits upon Termination or Change in Control.”
In connection with the commencement of his employment with us, and pursuant to the terms of his letter agreement, our board of directors granted Mr. Gutry an option to purchase 226,408 shares of our common stock at a per share exercise price equal to $0.76 on October 8, 2018. The option vested as to 25% of the shares subject to the option on October 8, 2019, and thereafter the remaining shares subject to the option were scheduled to vest in 36 equal monthly installments as of the last calendar day of each month beginning on October 8, 2019, subject to Mr. Gutry’s continuous service to us through each applicable vesting date. The option permitted early exercise, whereby Mr. Gutry could purchase the shares subject to the option prior to vesting, subject to our right to repurchase such shares upon his termination of continuous service at a per share price equal to the lesser of the per share exercise price of the option or the fair market value of a share of our common stock on the repurchase date, with our repurchase right lapsing over time in accordance with the vesting schedule of the option.
Yasir Al-Wakeel, BM BCh. We entered into a letter agreement with Dr. Al-Wakeel, our Chief Financial Officer and Head of Corporate Development and Strategy, in August 2020 that governs the current terms of his employment with us. Pursuant to the agreement, Dr. Al-Wakeel receives an annual base salary of $370,000, is eligible to receive an annual target performance bonus of up to 35% of his annual base salary (on a prorated basis for 2020), and is eligible for severance benefits upon an involuntary termination of his employment with us, as described in more detail below under the subsection titled “—Potential Payments and Benefits upon Termination or Change in Control.”
Pursuant to the agreement, we paid Dr. Al-Wakeel a $100,000 sign-on bonus in August 2020. In addition, we agreed to reimburse Dr. Al-Wakeel for all direct and properly substantiated out-of-pocket expenses incurred by him in relocating to the greater San Mateo, California area, where our headquarters are located. We have also agreed to reimburse Dr. Al-Wakeel for up to $75,000 of rental costs incurred by him following his permanent relocation to the greater San Mateo, California area, subject to proper substantiation of such expenses. However, if Dr. Al-Wakeel’s employment with us is terminated within two years of August 17, 2020 (his start date with us), by him other than for good reason or by us for cause (as such terms are defined below under the subsection titled “—Potential Payments and Benefits upon Termination or Change in Control”), he will be required to immediately repay the sign-on bonus and any relocation or rental expense reimbursements that he has received pursuant to the reimbursement provisions described above.

We also agreed to pay Dr. Al-Wakeel an additional payment if he receives reimbursements for relocation or rental expenses that is intended to make such reimbursements tax neutral for Dr. Al-Wakeel. For clarity, any such additional payment is not subject to repayment if Dr. Al-Wakeel has a termination of employment described in the foregoing paragraph.
In connection with the commencement of his employment with us, and pursuant to the terms of his letter agreement, our board of directors granted Dr. Al-Wakeel an option to purchase 474,750 shares of our common stock at a per share exercise price equal to $7.51 on August 17, 2020. The option will vest as to 25% of the shares subject to the option on August 17, 2021, and thereafter the remaining shares subject to the option vest in 36 equal monthly installments on the last calendar day of each month beginning on September 30, 2021, subject to Dr. Al-Wakeel’s continuous service with us through each applicable vesting date. The option permits early exercise, whereby Dr. Al-Wakeel may purchase the shares subject to the option prior to vesting, subject to our right to repurchase such shares upon his termination of continuous service at a per share price equal to the per share exercise price of the option, with our repurchase right lapsing over time in accordance with the vesting schedule of the option.
Outstanding Equity Awards at December 31, 2019
The following table presents information regarding outstanding equity awards held by our named executive officers as of December 31, 2019.

	Option Awards(1)						Stock Awards(1)
Name	Grant Date	Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable (#)(2)	Number of Securities Underlying Unexercised Options Unexercisable (#)(3)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(5)
Norbert Bischofberger, Ph.D.	5/1/2018	—	—	—	—	—	616,033(4)	1,559,058
Jorge DiMartino, M.D., Ph.D.	12/2/2019	12/2/2019	—	379,800(6)	2.53	12/2/2029	—	—
Philip Gutry	10/8/2018	10/8/2018	4,717	155,656	0.76	10/8/2028	—	—
_______________
(1)All of these equity awards were granted under our Prior Plan, the terms of which are described below under the subsection titled “—Equity Benefit Plans—2017 Equity Incentive Plan.”
(2)Because all options disclosed in this table are exercisable immediately subject to a repurchase right in favor of us which lapses as the option vests, this column reflects the number of shares subject to options held by our named executive officers that were exercisable and vested as of December 31, 2019.
(3)Because all options disclosed in this table are exercisable immediately subject to a repurchase right in favor of us which lapses as the option vests, this column reflects the number of shares subject to options held by our named executive officers that were exercisable and unvested as of December 31, 2019.
(4)The shares were acquired pursuant to the exercise of unvested shares subject to Dr. Bischofberger’s Initial Option and are subject to our right of repurchase upon Dr. Bischofberger’s termination of service, as described in more detail above under the subsection titled “—Employment Agreements with Named Executive Officers.” The shares will be released from our repurchase right in 28 equal monthly installments as of the last day of each month beginning on January 31, 2020, subject to continuous service with us as of each such date. The restricted shares are subject to vesting acceleration, as described in more detail below under the subsection titled “—Potential Payments and Benefits upon Termination or Change in Control.”
(5)This column represents the fair market value of a share of our common stock of $2.53 as of December 31, 2019 (the determination of the fair market value by our board of directors as of the most proximate date) multiplied by the amount shown in the column “Stock Awards—Number of Shares or Units of Stock That Have Not Vested.”
(6)Twenty-five percent of the shares subject to the option vest on the first anniversary of the vesting commencement date, and thereafter the remaining shares subject to the option vest in 36 equal monthly installments on each monthly anniversary thereafter, subject to continuous service with us as of each such vesting date. The option is subject to vesting acceleration, as described in more detail below under the subsection titled “—Potential Payments and Benefits upon Termination or Change in Control.”
(7)Twenty-five percent of the shares subject to the option vested on the first anniversary of the vesting commencement date, and thereafter the remaining shares subject to the option vest in 36 equal monthly installments as of the last day of each month beginning on October 8, 2019, subject to continuous service with us as of each such vesting date. The option was subject to vesting acceleration, as described in more detail below under the subsection titled “—Potential Payments and Benefits upon Termination or Change in Control.”
2020 Named Executive Officer Equity Awards
On March 17, 2020, our board of directors, upon the recommendation of our compensation committee, granted Dr. Bischofberger a one-time stock option (Retention Option) to purchase 339,621 shares of our common stock at a per share exercise price of $2.53 to provide him additional incentives to remain with us and to promote further alignment between his interests and those of our stockholders. The Retention Option vests as to 25% of the shares subject to the Retention Option on March 17, 2021, and thereafter the remaining shares subject to the Retention Option vest in 36 equal monthly installments as of the closing of the last business day of each calendar month, subject to Dr. Bischofberger’s continuous service to us through each applicable vesting date.
In addition, on March 17, 2020, our board of directors granted Dr. Bischofberger (i) a stock option (Base Salary Option) to purchase 177,808 shares of our common stock and (ii) a stock option (Bonus Option), to purchase 71,123 shares of our common stock, in lieu of cash payment for 50% of his annual base salary and 50% of his annual performance bonus for the 24 month period commencing on March 17, 2020. The per share exercise price of each of the Base Salary Option and the Bonus Option is equal to $2.53. The Base Salary Option vests in 24 monthly installments as of the closing of the last business day of each calendar month following the grant date, subject to Dr. Bischofberger’s continuous service to us through each applicable vesting date. The Bonus Option vests as to 50% of the shares subject to the Bonus Option on each anniversary of the grant date, subject to Dr. Bischofberger’s continuous services to us through each applicable vesting date.
Each of the Retention Option, the Base Salary Option, and the Bonus Option permit early exercise, whereby Dr. Bischofberger can purchase shares subject to the option prior to vesting, subject to our right to repurchase such shares upon his termination of his continuous service at a per share price equal to the lesser of the per share exercise price of the option or the fair market value of a share of our common stock on the repurchase date, with our repurchase right lapsing over time in accordance with the vesting schedule of the option. Dr. Bischofberger early exercised the Retention Option, the Base Salary Option, and the Bonus Option in full on June 15, 2020.
On July 10, 2020, we granted Dr. Bischofberger the SYK Incentive Option, which he early exercised on July 27, 2020, as described in more detail above under the subsection titled “—Employment Agreements with Named Executive Officers.”
Potential Payments and Benefits Upon Termination or Change in Control
Regardless of the manner in which an executive officer’s service terminates, each executive officer is entitled to receive amounts earned during his or her term of service, including unpaid salary and unused vacation.
Severance Benefits
Pursuant to the letter agreements we entered into with our named executive officers and Dr. Al-Wakeel, if an executive officer’s employment with us is terminated by us without cause (as defined below) or by the executive officer for good reason (as defined below), the executive officer will receive the following severance payments and benefits if he timely executes and does not revoke a release of claims in our favor: (i) continued payments of base salary (at the rate in effect at the time of termination but without regard to any reduction in base salary that served as the basis for resigning for good reason) for approximately 6 months following the date of termination; (ii) payment of premiums for COBRA continuation coverage for the executive and his dependents, less the amount payable by an active employee for such coverage, for up to approximately 6 months; and (iii) in the case of Drs. Bischofberger, DiMartino, and Al-Wakeel only, 100% accelerated vesting and exercisability of outstanding equity awards.

Mr. Gutry voluntarily resigned in September 2020 and therefore is no longer eligible to receive the applicable severance benefits described above.
For purposes of the letter agreements, the following definitions are used:
•“good reason” means (i) any material diminution by us of the executive’s title (for Dr. Bischofberger, including Dr. Bischofberger ceasing to have the title of President and Chief Executive Officer), duties, authority or base salary (for Drs. Bischofberger, DiMartino and Al-Wakeel, including any requirement that the executive report to any person(s) other than our board of directors (or our chief executive officer in the case of Dr. Al-Wakeel)); (ii) a material breach by us of any of the provisions contained in the executive’s letter agreement, which, if capable of being cured, is not cured by us within 30 days after written notice thereof by the executive to us; or (iii) other than in the case of Dr. Al-Wakeel, relocation of the executive’s principal place of employment more than 50 miles without the executive’s consent.
•For Drs. Bischofberger, DiMartino and Al-Wakeel, “cause” has the same meaning as such term has for purposes of our Prior Plan. The cause definition for our Prior Plan is described below under the subsection titled “—Equity Benefit Plans—2017 Equity Incentive Plan.”
•For Mr. Gutry, “cause” means (i) his willful failure to adequately perform the material duties or obligations under his letter agreement, or his willful misconduct in respect of such duties or obligations, including, his willful failure, disregard or refusal to abide by specific objective and lawful directions received in writing from our Chief Executive Officer; (ii) any willful, intentional or grossly negligent act by him in the performance of his duties having the reasonably foreseeable effect of actually and substantially injuring, whether financial or otherwise, the business reputation of us; (iii) his indictment of any felony; (iv) his being convicted of a misdemeanor involving moral turpitude that causes, or could reasonably be expected to cause, substantial harm to us or our reputation; (v) the determination by us, after a reasonable and good-faith investigation following a written allegation by another employee of ours, that he engaged in some form of harassment prohibited by law, except cause will not exist unless we give him written notice where such notice describes with particularity the alleged act(s) at issue and has given him an opportunity to be heard at a meeting with our senior management, including our Chief Executive Officer, with or without counsel, and we provide him with a summary of our findings; (vi) any misappropriation or embezzlement of our property or our affiliates (whether or not a misdemeanor or felony) by him; or (vii) a material breach by him of the representations and warranties set forth in his letter agreement or his proprietary information and invention assignment agreement.
Accelerated Vesting of Philip Gutry’s New Hire Option
In connection with the commencement of his employment with us, Mr. Gutry received an option to purchase 226,408 shares of our common stock, as described in more detail above under the subsection titled “—Employment Agreements with Named Executive Officers.” Pursuant to Mr. Gutry’s letter agreement and the option agreement that evidences the option, if we terminate Mr. Gutry’s employment without cause (as defined above) or Mr. Gutry terminates his employment with us for good reason (as defined above), in either case at any time during the period beginning on the date that is 90 days prior to, and ending on the date that is 12 months following, a change of control (as defined below under the subsection titled “—Equity Benefit Plans—2017 Equity Incentive Plan”), then all of the then-unvested shares subject to the option (or any unvested shares acquired through the early exercise of the option) will immediately become fully vested. Mr. Gutry voluntarily resigned in September 2020 and therefore is no longer eligible to receive the vesting acceleration benefit described above.
Perquisites, Health, Welfare and Retirement Benefits
Our executive officers, during their employment with us, are eligible to participate in our employee benefit plans, including our medical, dental, group term life, disability and accidental death and dismemberment insurance plans, in each case on the same basis as all of our other employees. In addition, we provide a 401(k) plan to our employees, including our executive officers, as discussed in the subsection below titled “—401(k) Plan.”
We generally do not provide perquisites or personal benefits to our executive officers, except in limited circumstances. We do, however, pay the premiums for medical, dental, group term life, disability and accidental death and dismemberment insurance for all of our employees. Our board of directors may elect to adopt qualified or nonqualified benefit plans in the future if it determines that doing so is in our best interests.
401(k) Plan
We maintain a defined contribution retirement plan (401(k) plan) for the benefit of our employees, including our named executive officers, who satisfy certain eligibility requirements. Our 401(k) plan provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. Under our 401(k) plan, eligible employees may defer their eligible compensation on a pre-tax or after-tax (Roth) basis up to the statutorily prescribed annual limits on contributions under the Code. Contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. In 2020, we began make matching contributions into the 401(k) plan on behalf of participants equal to 100% of participant contributions up to 4% of their compensation in order to attract and retain employees with superior talent. Participants are immediately and fully vested on all contributions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code, and the 401(k) plan’s related trust is intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, pre-tax contributions to the 401(k) plan and earnings on those pre-tax contributions are not taxable to the employees until distributed from the 401(k) plan, and earnings on Roth contributions are not taxable when distributed from the 401(k) plan.
Nonqualified Deferred Compensation
We do not maintain nonqualified defined contribution plans or other nonqualified deferred compensation plans. Our board of directors may elect to provide our officers and other employees with nonqualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in our best interests.
Equity Benefit Plans
2020 Equity Incentive Plan
In October 2020, our board of directors adopted and our stockholders approved our 2020 Plan. Our 2020 Plan will become effective on the date of the underwriting agreement related to this offering. Our 2020 Plan came into existence upon its adoption by our board of directors, but no grants will be made under our 2020 Plan prior to its effectiveness. Once our 2020 Plan becomes effective, no further grants will be made under our Prior Plan.
Awards. Our 2020 Plan provides for the grant of incentive stock options (ISOs) within the meaning of Section 422 of the Code, to our employees and our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options (NSOs), stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of awards to our employees, directors and consultants and any of our affiliates’ employees and consultants.
Authorized Shares. Initially, the maximum number of shares of our common stock that may be issued under our 2020 Plan after it becomes effective will not exceed 11,938,152 shares of our common stock, which is the sum of (i) 6,224,500 new shares, plus (ii) an additional number of shares not to exceed 5,713,652 shares, consisting of (a) shares that remain available for the issuance of awards under our Prior Plan as of immediately prior to the time our 2020 Plan becomes effective and (b) any shares of our common stock subject to outstanding stock options or other stock awards granted under our Prior Plan that, on or after our 2020 Plan becomes effective, terminate or expire prior to exercise or settlement;

are not issued because the award is settled in cash; are forfeited because of the failure to vest; or are reacquired or withheld (or not issued) to satisfy a tax withholding obligation or the purchase or exercise price. In addition, the number of shares of our common stock reserved for issuance under our 2020 Plan will automatically increase on January 1st of each year for a period of ten years, beginning on January 1 , 2021 and continuing through January 1, 2030, in an amount equal to (1) 5.0% of the total number of shares of our common stock outstanding on December 31st of the immediately preceding year, or (2) a lesser number of shares determined by our board of directors no later than December 31st of the immediately preceding year. The maximum number of shares of our common stock that may be issued on the exercise of ISOs under our 2020 Plan is 35,814,456 shares.
Shares subject to stock awards granted under our 2020 Plan that expire or terminate without being exercised in full or that are paid out in cash rather than in shares will not reduce the number of shares available for issuance under our 2020 Plan. Shares withheld under a stock award to satisfy the exercise, strike or purchase price of a stock award or to satisfy a tax withholding obligation will not reduce the number of shares available for issuance under our 2020 Plan. If any shares of our common stock issued pursuant to a stock award are forfeited back to or repurchased or reacquired by us (i) because of a failure to meet a contingency or condition required for the vesting of such shares; (ii) to satisfy the exercise, strike or purchase price of a stock award; or (iii) to satisfy a tax withholding obligation in connection with a stock award, the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under our 2020 Plan.
Plan Administration. Our board of directors, or a duly authorized committee of our board of directors, administers our 2020 Plan. Our board of directors may delegate to one or more of our officers the authority to (i) designate employees (other than officers) to receive specified stock awards; and (ii) determine the number of shares subject to such stock awards. Under our 2020 Plan, our board of directors has the authority to determine stock award recipients, the types of stock awards to be granted, grant dates, the number of shares subject to each stock award, the fair market value of our common stock, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.
Under our 2020 Plan, our board of directors also generally has the authority to effect, with the consent of any materially adversely affected participant, (i) the reduction of the exercise, purchase, or strike price of any outstanding option or stock appreciation right; (ii) the cancellation of any outstanding option or stock appreciation right and the grant in substitution therefore of other awards, cash, or other consideration; or (iii) any other action that is treated as a repricing under generally accepted accounting principles.
Stock Options. ISOs and NSOs are granted under stock option agreements adopted by the administrator. The administrator determines the exercise price for stock options, within the terms and conditions of our 2020 Plan, except the exercise price of a stock option generally will not be less than 100% of the fair market value of our common stock on the date of grant. Options granted under our 2020 Plan will vest at the rate specified in the stock option agreement as determined by the administrator.
The administrator determines the term of stock options granted under our 2020 Plan, up to a maximum of 10 years. Unless the terms of an optionholder’s stock option agreement, or other written agreement between us and the optionholder, provide otherwise, if an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 18 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.
Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the administrator and may include (i) cash, check, bank draft or money order; (ii) a broker-assisted cashless exercise; (iii) the tender of shares of our common stock previously owned by the optionholder; (iv) a net exercise of the option if it is an NSO; or (v) other legal consideration approved by the administrator.
Unless the administrator provides otherwise, options or stock appreciation rights generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the administrator or a duly authorized officer, an option may be transferred pursuant to a domestic relations order, official marital settlement agreement, or other divorce or separation instrument.
Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and (ii) the term of the ISO does not exceed five years from the date of grant.
Restricted Stock Unit Awards. Restricted stock unit awards are granted under restricted stock unit award agreements adopted by the administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, or other written agreement between us and the recipient, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.
Restricted Stock Awards. Restricted stock awards are granted under restricted stock award agreements adopted by the administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past or future services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.
Stock Appreciation Rights. Stock appreciation rights are granted under stock appreciation right agreements adopted by the administrator. The administrator determines the purchase price or strike price for a stock appreciation right, which generally will not be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under our 2020 Plan will vest at the rate specified in the stock appreciation right agreement as determined by the administrator. Stock appreciation rights may be settled in cash or shares of our common stock or in any other form of payment as determined by our board of directors and specified in the stock appreciation right agreement.
The administrator determines the term of stock appreciation rights granted under our 2020 Plan, up to a maximum of 10 years. If a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate upon the termination date. In no event may a stock appreciation right be exercised beyond the expiration of its term.
Performance Awards. Our 2020 Plan permits the grant of performance awards that may be settled in stock, cash or other property. Performance awards may be structured so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, our common stock.
The performance goals may be based on any measure of performance selected by our board of directors. The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by our board of directors at the time the performance award is granted, our board will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (i) to exclude restructuring and/or other nonrecurring charges; (ii) to exclude exchange rate effects; (iii) to exclude the effects of changes to generally accepted accounting principles; (iv) to exclude the effects of any statutory adjustments to corporate tax rates; (v) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (vi) to exclude the dilutive effects of acquisitions or joint ventures; (vii) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (viii) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (ix) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (x) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (xi) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles.
Other Stock Awards. The administrator may grant other awards based in whole or in part by reference to our common stock. The administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.
Non-Employee Director Compensation Limit. The aggregate value of all compensation granted or paid to any non-employee director with respect to any calendar year, including awards granted and cash fees paid by us to such non-employee director, will not exceed $750,000 in total value, except such amount will increase to $1,000,000 for the first year for newly appointed or elected non-employee directors.
Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (i) the class and maximum number of shares reserved for issuance under our 2020 Plan, (ii) the class and maximum number of shares by which the share reserve may increase automatically each year, (iii) the class and maximum number of shares that may be issued on the exercise of ISOs, and (iv) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. In the event of a corporate transaction (as defined below), unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the administrator at the time of grant, any stock awards outstanding under our 2020 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full (or, in the case of performance awards with multiple vesting levels depending on the level of performance, vesting will accelerate at 100% of the target level) to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction); and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.
In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the value of the property the participant would have received upon the exercise of the stock award, over (ii) any per share exercise price payable by such holder, if applicable. In addition, any escrow, holdback, earn out or similar provisions in the definitive agreement for the corporate transaction may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of our common stock.
Under our 2020 Plan, a corporate transaction is generally the consummation of (i) a sale or other disposition of all or substantially all of our consolidated assets; (ii) a sale or other disposition of at least 50% of our outstanding securities; (iii) a merger, consolidation or similar transaction following which we are not the surviving corporation; or (iv) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.
Change in Control. Stock awards granted under our 2020 Plan may be subject to acceleration of vesting and exercisability upon or after a change in control (as defined below) as may be provided in the applicable stock award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur.
Under our 2020 Plan, a change in control is generally (i) the acquisition by any person or company of more than 50% of the combined voting power of our then outstanding stock; (ii) a merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity) in substantially the same proportions as their ownership immediately prior to such transaction; (iii) stockholder approval of a complete dissolution or liquidation; (iv) a sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders in substantially the same proportions as their ownership of our outstanding voting securities immediately prior to such transaction; or (v) when a majority of our board of directors becomes comprised of individuals who were not serving on our board of directors on the date of the underwriting agreement related to this offering, or the incumbent board, or whose nomination, appointment, or election was not approved by a majority of the incumbent board still in office.

Plan Amendment or Termination. Our board of directors has the authority to amend, suspend, or terminate our 2020 Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopts our 2020 Plan. No stock awards may be granted under our 2020 Plan while it is suspended or after it is terminated.
2017 Equity Incentive Plan
Our board of directors adopted our Prior Plan on June 5, 2017, and our stockholders approved our Prior Plan on May 22, 2018. Our Prior Plan was most recently amended on March 17, 2020. As noted above, we will not grant any additional awards under our Prior Plan after our 2020 Plan becomes effective. However, our Prior Plan will continue to govern the terms and conditions of the outstanding awards granted under our Prior Plan.
Our Prior Plan allows for the grant of ISOs, NSOs, stock appreciation rights, restricted stock awards, restricted stock unit awards, and performance awards (each, an award) to eligible employees, officers, directors, consultants, and advisors.
Authorized Shares. As of June 30, 2020, an aggregate of 6,330,000 shares of our common stock were reserved for issuance under our Prior Plan. As of June 30, 2020, there were stock options to purchase 2,236,460 shares of our common stock and 1,447,423 restricted shares of common stock (which were acquired through the exercise of unvested shares subject to stock options or restricted stock awards) outstanding under our Prior Plan.
Plan Administration. Our board of directors or a committee thereof appointed by our board of directors administers our Prior Plan. The administrator has the full power and authority to administer our Prior Plan and make all determinations necessary and advisable for the administration of our Prior Plan, including the authority to interpret the terms of our Prior Plan and the awards granted under it, determine the terms of awards, including the recipients, the number of shares subject to each award and the vesting schedule. The administrator may, with the consent of any adversely affected participants, reduce the exercise or purchase price of outstanding awards, or cancel outstanding awards and substitute them with new awards of the same or different type, cash awards and/or awards of other consideration, with any such substitute awards covering the same or a different number of shares as the cancelled awards (as applicable) and granted under our Prior Plan or another equity plan of ours.
Stock Options. Stock options have been granted under our Prior Plan. The term of an option is determined by the administrator, but may not exceed 10 years from the grant date. The administrator will determine the exercise price of options, which generally may not be less than 100% of the fair market value of our common stock on the grant date. The administrator will also determine the method of payment of the exercise price as well as the period of time after a participant’s termination of service during which the participant may exercise his or her option (generally, 90 days, or 180 days in the event of the participant’s termination of service due to death or disability, following the participant’s termination of service). If a participant’s continuous service terminates due to cause (as defined below), his or her options (including any vested options) will generally terminate on the date on which the event giving rise to the termination for cause first occurred. In no event will an option remain exercisable beyond its original term. If a participant does not exercise his or her option within the time specified in the award agreement, the option will terminate.
The administrator may grant options that can be exercised before the shares subject to the option have vested. If a participant exercises unvested shares subject to an option, the participant will receive unvested (i.e., restricted) shares subject to a right of repurchase in favor of us that will lapse over the original vesting schedule for the option while the participant remains in continuous service. Should the participant’s continuous service terminate, we may exercise our repurchase right and reacquire each remaining “unvested” share, if any, at a per share price generally equal to the lesser of the per share exercise price or the fair market value of the unvested share on the repurchase date.
For purposes of our Prior Plan, “cause” means, with respect to a participant, the occurrence of any of the following events: (i) the participant’s commission of any crime involving fraud, dishonesty or moral turpitude; (ii) the participant’s attempted commission of or participation in a fraud or act of dishonesty against us that results in (or might have reasonably resulted in) material harm to our business; (iii) the participant’s intentional, material violation of any contract or agreement between the participant and us or any statutory duty that the participant owes to us; or (iv) the participant’s conduct that constitutes gross insubordination, incompetence or habitual neglect of duties and that results in (or might have reasonably resulted in) material harm to our business, except the action or conduct described in clauses (iii) and (iv) above will constitute “cause” only if such action or conduct continues after we have provided the participant with written notice thereof and 30 days to cure the same.
Transferability of Awards. Our Prior Plan generally does not allow for the transfer of awards except by will or the laws of descent and distribution, and only the recipient of an award may exercise an option or stock appreciation right during his or her lifetime.
Certain Adjustments. In the event of certain changes in our capitalization, our board of directors may adjust the number and class of shares reserved for issuance under our Prior Plan, and the number, class and price of shares covered by each outstanding award. The administrator’s determination regarding such adjustments will be final, binding and conclusive.
Change of Control. Our Prior Plan provides that in the event of a change of control (as defined below) and except as otherwise provided in the award agreements, the administrator may provide that each outstanding award may be (i) accelerated as to vesting and exercisability (if applicable); (ii) cancelled to the extent not exercised prior to a date specified by the administrator; (iii) converted into the right to receive with respect to each share subject to the award, a cash amount (or our shares or shares of the succeeding corporation) equal to the fair market value of a share of our common stock on the date immediately preceding the change of control (net of the per share exercise price in the case of options); or (iv) assumed or continued. The administrator need not take the same action with respect to all awards or with respect to all participants.
Under our Prior Plan, a change of control is generally (i) the acquisition by any person, entity or group of more than 50% of the combined voting power of our then outstanding stock; (ii) a merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity) in substantially the same proportions as their ownership immediately prior to such transaction; (iii) a sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders in substantially the same proportions as their ownership of our outstanding voting securities immediately prior to such transaction; or (iv) when individuals who, at the beginning of any consecutive twelve-month period, are members of our board of directors, or the existing board, cease for any reason to constitute at least a majority of the members of our board of directors at any time during that consecutive twelve-month period, except if the appointment or election (or nomination for election) of any new member of our board of directors was approved or recommended by a majority vote of the members of the existing board then still in office or our stockholders at the beginning of such twelve-month period, such new member will be considered as a member of the existing board.
Amendment and Termination. Our board of directors has the authority to amend, suspend or terminate our Prior Plan at any time. No amendment, suspension or termination of our Prior Plan will impair the rights of a participant, unless mutually agreed otherwise between the participant and the administrator in writing. As noted above, it is expected that prior to the completion of this offering, our Prior Plan will be terminated, and we will not grant any additional awards under our Prior Plan thereafter.

2020 Employee Stock Purchase Plan
In October 2020, our board of directors adopted and our stockholders approved our ESPP. Our ESPP will become effective immediately prior to and contingent upon the date of the underwriting agreement related to this offering. The purpose of our ESPP is to secure the services of new employees, to retain the services of existing employees, and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. Our ESPP includes two components. One component is designed to allow eligible U.S. employees to purchase our common stock in a manner that may qualify for favorable tax treatment under Section 423 of the Code. The other component permits the grant of purchase rights that do not qualify for such favorable tax treatment in order to allow deviations necessary to permit participation by eligible employees who are foreign nationals or employed outside of the U.S. while complying with applicable foreign laws.
Share Reserve. Our ESPP authorizes the issuance of 688,000 shares of our common stock under purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1st of each year for a period of ten years, beginning on January 1, 2021 and continuing through January 1, 2030, by the lesser of (i) 1.0% of the total number of shares of our common stock outstanding on December 31st of the immediately preceding year; and (ii) 1,376,000 shares, except before the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (i) and (ii).
Administration. Our board of directors administers our ESPP and may delegate its authority to administer our ESPP to our compensation committee. Our ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our common stock on specified dates during such offerings. Under our ESPP, our board of directors may specify offerings with durations of not more than 27 months and to specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. Our ESPP will provide that an offering may be terminated under certain circumstances.
Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in our ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings (as defined in our ESPP) for the purchase of our common stock under our ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for the accounts of employees participating in our ESPP at a price per share that is at least equal to the lesser of (i) 85% of the fair market value of a share of our common stock on the first day of an offering; or (ii) 85% of the fair market value of a share of our common stock on the date of purchase.
Limitations. Employees may have to satisfy one or more of the following service requirements before participating in our ESPP, as determined by our board of directors: (i) being customarily employed for more than 20 hours per week; (ii) being customarily employed for more than five months per calendar year; or (iii) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee may purchase shares under our ESPP at a rate in excess of $25,000 worth of our common stock (based on the fair market value per share of our common stock at the beginning of an offering) for each calendar year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under our ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value under Section 424(d) of the Code.
Changes to Capital Structure. Our ESPP provides that in the event there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or similar transaction, our board of directors will make appropriate adjustments to: (i) the class(es) and maximum number of shares reserved under our ESPP; (ii) the class(es) and maximum number of shares by which the share reserve may increase automatically each year; (iii) the class(es) and number of shares subject to, and purchase price applicable to, outstanding offerings and purchase rights; and (iv) the class(es) and number of shares that are subject to purchase limits under ongoing offerings.
Corporate Transactions. Our ESPP provides that in the event of a corporate transaction (as defined below), any then-outstanding rights to purchase our stock under our ESPP may be assumed, continued, or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue, or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within 10 business days before such corporate transaction, and such purchase rights will terminate immediately after such purchase.
Under our ESPP, a corporate transaction is generally the consummation of (i) a sale or other disposition of all or substantially all of our consolidated assets; (ii) a sale or other disposition of at least 50% of our outstanding securities; (iii) a merger, consolidation or similar transaction following which we are not the surviving corporation; or (iv) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our common stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.
Amendment or Termination. Our board of directors has the authority to amend or terminate our ESPP, except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.
Director Compensation
Except as indicated below, we have historically not paid cash, equity or other compensation to any of our directors who are also our employees for service on our board of directors, nor have we paid cash or equity compensation to our non-employee directors, and no such compensation was paid to any of our directors in the year ended December 31, 2019. We have reimbursed, and will continue to reimburse, all of our directors for their travel, lodging and other reasonable expenses incurred in attending meetings of our board of directors and committees of our board of directors.
David Tanen, a member of our board of directors, currently serves as our Corporate Secretary. On July 10, 2020, our board of directors granted Mr. Tanen an option to purchase 105,500 shares of our common stock at a per share exercise price equal to $4.14 as compensation for services he provides to us as our Corporate Secretary. The option will vest as to 25% of the shares subject to the option on June 22, 2021, and thereafter the remaining shares subject to the option vest in 36 substantially equal monthly installments as of the 10th day of each month commencing on July 10, 2021, subject to Mr. Tanen’s continuous service through each applicable vesting date. For clarity, the option will continue to vest as long as Mr. Tanen continues to provide services to us. If Mr. Tanen’s continuous service is terminated by us without cause (as defined above under the subsection titled “—Equity Benefit Plans—2017 Equity Incentive Plan”) within the period beginning 90 days prior to, and ending 12 months following, a change of control (as defined above under the subsection titled “—Equity Benefit Plans—2017 Equity Incentive Plan”), then all of the then-unvested shares subject to the option will become fully vested and exercisable. The option also contains an early exercise provision, whereby Mr. Tanen can purchase shares subject to the option prior to vesting, subject to our right of repurchase, lapsing in accordance with the vesting schedule of the option.
Our board of directors adopted a new compensation policy in October 2020 that will become effective upon the execution and delivery of the underwriting agreement related to this offering and will be applicable to all of our non-employee directors. This compensation policy provides that each such non-employee director will receive the following compensation for service on our board of directors:

•an annual cash retainer of $35,000 for all non-employee directors other than the chair of our board of directors;
•an annual cash retainer of $65,000 for the chair of our board of directors (in lieu of the annual cash retainer above);
•an additional annual cash retainer of $7,500, $5,000 and $4,000 for service as a member of the audit committee, compensation committee and the nominating and corporate governance committee, respectively;
•an additional annual cash retainer of $15,000, $10,000 and $8,000 for service as chair of the audit committee, compensation committee and the nominating and corporate governance committee, respectively (in lieu of the committee member retainer above);
•an initial option grant, for new non-employee directors, to purchase 41,200 shares of our common stock, vesting in three equal annual installments measured from the grant date; and
•an annual option grant to purchase 20,600 shares of our common stock on the date of each of our annual stockholder meetings (prorated for non-employee directors who were initially appointed or elected during the 12 months preceding the grant date of the annual option grant), vesting upon the earlier of the one-year anniversary of the grant date and the date of the next annual meeting of our stockholders.
Each initial option grant and annual option grant will be granted under our 2020 Equity Incentive Plan and form of award agreement under such plan. These awards will have a maximum term to expiration of 10 years from their grant and a per share exercise price equal to 100% of the fair market value of a share of our common stock on the award’s grant date. In addition, vesting of these awards will be subject to the non-employee director’s continuous service on each applicable vesting date. In the event of our change in control (as described above under the subsection titled “—Equity Benefit Plans—2020 Equity Incentive Plan”), each non‑employee director’s then-outstanding equity awards granted under the compensation policy will become fully vested immediately prior to the closing of the change in control, provided that he or she remains in continuous service until immediately prior to the closing of the change in control.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
The following includes a summary of transactions since June 2, 2017 (our date of inception) and any currently proposed transactions, to which we were or are to be a participant, in which (i) the amount involved exceeded or will exceed $120,000; and (ii) any of our directors, executive officers or holders of more than 5% of our capital stock, or any affiliate or member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest, other than compensation and other arrangements that are described under the section of this prospectus titled “Executive and Director Compensation.”
Financings
Convertible Promissory Note Financing
From October 2017 through April 2018, we issued convertible promissory notes in the aggregate principal amount of approximately $6.4 million with an annual interest rate of 5% per annum in multiple closings, pursuant to note purchase agreements, as amended, with various investors.
The table below sets forth the principal amount of convertible promissory notes purchased by our executive officers, directors, holders of more than 5% of our capital stock and their affiliated entities or immediate family members. All of the outstanding convertible promissory notes were converted into our Series Seed convertible preferred stock in May 2018 in connection with our Series Seed convertible preferred stock financing.

Name	Principal Amount of Notes ($)
Executive Officers and Directors:
Joshua A. Kazam(1)	1,000,000
David M. Tanen(2)	1,000,000
Greater than 5% stockholders:
Omega Fund V, L.P.(3)	2,000,000
Gregory F. Kiernan and affiliated entities(4)	1,000,000
_____________
(1)Includes (i) $500,000.00 of our convertible promissory notes held by Mr. Kazam; and (ii) $500,000.00 of our convertible promissory notes held by the Joshua Kazam Irrevocable Grantor Trust, of which Mr. Kazam is a beneficiary.
(2)Includes (i) $500,000.00 of our convertible promissory notes held by Mr. Tanen; and (ii) $500,000.00 of our convertible promissory notes held by the David Tanen Revocable Grantor Trust, of which Mr. Tanen is a beneficiary.
(3)Omega Fund V GP Manager, Ltd. (Omega Manager) is the sole general partner of Omega Fund V GP, LP which is the sole general partner of Omega Fund V, L.P (Omega). Dr. Stampacchia, a member of our board of directors, is one of three Directors of Omega Manager.
(4)Includes (i) $700,000.00 of our convertible promissory notes held by Mr. Kiernan; (ii) $150,000.00 of our convertible promissory notes held by Sonostar Ventures, LLC (Sonostar), of which Mr. Kiernan is President; and (iii) $150,000.00 of our convertible promissory notes held by the Kiernan Family Trust, of which Mr. Kiernan’s children are beneficiaries.
Series Seed Convertible Preferred Stock Financing
In May 2018, we entered into a Series Seed preferred stock purchase agreement with various investors, pursuant to which we issued an aggregate of 7,806,977 shares of our Series Seed convertible preferred stock at a price per share of $2.30769 for gross proceeds of $18.0 million, which included the conversion of the convertible promissory notes issued in the note financing described above.

The table below sets forth the number of shares of our Series Seed convertible preferred stock purchased by our executive officers, directors, holders of more than 5% of our capital stock and their affiliated entities or immediate family members. Each share of Series Seed convertible preferred stock in the table below will convert into one share of our common stock upon the closing of this offering.

Name	Series Seed Convertible Preferred Stock (#)	Aggregate Purchase Price ($)
Executive Officers and Directors:
Norbert Bischofberger, Ph.D.(1)	1,000,000	2,307,690
John C. Martin, Ph.D.	866,667	1,999,999
Arie S. Belldegrun, M.D.(2)	1,278,332	2,949,994
Rebecka Belldegrun, M.D.(3)	1,278,332	2,949,994
Joshua A. Kazam(4)	440,434	1,016,385
David M. Tanen(5)	440,719	1,017,043
Greater than 5% stockholders:
Omega Fund V, L.P.(6)	1,522,484	3,513,421
Norbert W. & Inger A. Bischofberger Revocable Inter Vivos Trust, dtd August 29, 1994(7)	300,000	692,307
Vida Ventures, LLC(8)	650,000	1,499,999
Gregory F. Kiernan and affiliated entities(9)	439,801	1,014,924
______________
(1)Includes (i) 250,000 shares of our Series Seed convertible preferred stock held by The Irene Alisha Bischofberger Dynasty GST Exempt Trust dated April 29, 2020; (ii) 250,000 shares of our Series Seed convertible preferred stock held by The Irene Alisha Bischofberger Dynasty GST Non-Exempt Trust dated April 29, 2020; (iii) 250,000 shares of our Series Seed convertible preferred stock held by The David Michael Anthony Bischofberger Dynasty GST Exempt Trust dated April 29, 2020; and (iv) 250,000 shares of our Series Seed convertible preferred stock held by The David Michael Anthony Bischofberger Dynasty GST Non-Exempt Trust dated April 29, 2020, for each of which Dr. Bischofberger’s children are beneficiaries.
(2)Includes (i) 173,333 shares of our Series Seed convertible preferred stock held by Bellco (in September 2020 Bellco transferred these shares to Bellco Legacy II Trust (Bellco Legacy), of which Dr. Arie Belldegrun is the trustee and of which Dr. Rebecka Belldegrun is the beneficiary); (ii) 520,000 shares of our Series Seed convertible preferred stock held by Vecchia Partners, Ltd. (Vecchia), a company for which his wife, Dr. Rebecka Belldegrun, serves as President; (iii) 216,666 shares of our Series Seed convertible preferred stock held by the Seaview Trust, of which Dr. Belldegrun is a beneficiary; (iv) 65,000 shares of our Series Seed convertible preferred stock held by the Daniel-BCT trust, of which Daniel Belldegrun, who is Dr. Belldegrun’s son, is a beneficiary; (v) 65,000 shares of our Series Seed convertible preferred stock held by the Mia-BCT trust, of which Mia Belldegrun, who is Dr. Belldegrun’s daughter, is a beneficiary; (vi) 65,000 shares of our Series Seed convertible preferred stock held by the Ron-BCT trust, of which Ron Belldegrun, who is Dr. Belldegrun’s son, is a beneficiary; (vii) 65,000 shares of our Series Seed convertible preferred stock held by Adrenalin Properties Ltd., of which Benjamin Belldegrun, who is Dr. Belldegrun’s son, owns 100% of the equity; and (viii) 108,333 shares of our Series Seed convertible preferred stock held by Novatrust Limited, as Trustees of the Tampere Trust, of which Dr. Belldegrun is a beneficiary.
(3)Includes (i) 173,333 shares of our Series Seed convertible preferred stock held by Bellco (in September 2020 Bellco transferred these shares to Bellco Legacy, of which Dr. Rebecka Belldegrun’s husband, Dr. Arie Belldegrun, is the trustee, and of which Dr. Rebecka Belldegrun is the beneficiary); (ii) 520,000 shares of our Series Seed convertible preferred stock held by Vecchia, a company for which Dr. Rebecka Belldegrun serves as President; (iii) 216,666 shares of our Series Seed convertible preferred stock held by the Seaview Trust, of which Dr. Belldegrun is a beneficiary; (iv) 65,000 shares of our Series Seed convertible preferred stock held by the Daniel-BCT trust, of which Daniel Belldegrun, who is Dr. Belldegrun’s son, is a beneficiary; (v) 65,000 shares of our Series Seed convertible preferred stock held by the Mia-BCT trust, of which Mia Belldegrun, who is Dr. Belldegrun’s daughter, is a beneficiary; (vi) 65,000 shares of our Series Seed convertible preferred stock held by the Ron-BCT trust, of which Ron Belldegrun, who is Dr. Belldegrun’s son, is a beneficiary; (vii) 65,000 shares of our Series Seed convertible preferred stock held by Adrenalin Properties Ltd., of which Benjamin Belldegrun, who is Dr. Belldegrun’s son, owns 100% of the equity; and (viii) 108,333 shares of our Series Seed convertible preferred stock held by Novatrust Limited, as Trustees of the Tampere Trust, of which Dr. Belldegrun is a beneficiary.
(4)Includes (i) 22,328 shares of our Series Seed convertible preferred stock held by Mr. Kazam; and 418,106 shares of our Series Seed convertible preferred stock held by the Joshua Kazam Irrevocable Grantor Trust, of which Mr. Kazam is a beneficiary.
(5)Includes (i) 219,482 shares of our Series Seed convertible preferred stock held by Mr. Tanen; and (ii) 221,237 shares of our Series Seed convertible preferred stock held by the David Tanen Revocable Grantor Trust, of which Mr. Tanen is a beneficiary.
(6)Omega Manager is the sole general partner of Omega Fund V GP, LP, which is the sole general partner of Omega. Dr. Stampacchia is one of three Directors of Omega Manager.
(7)Dr. Bischofberger is a beneficiary of the Norbert W. & Inger A. Bischofberger Revocable Inter Vivos Trust, dtd August 29, 1994.
(8)Dr. Arie Belldegrun is a Senior Managing Director of Vida Ventures, LLC (Vida).
(9)Includes (i) 308,663 shares of our Series Seed convertible preferred stock held by Mr. Kiernan; (ii) 65,569 shares of our Series Seed convertible preferred stock held by Sonostar, of which Mr. Kiernan is President; and (iii) 65,569 shares of our Series Seed convertible preferred stock held by the Kiernan Family Trust, of which Mr. Kiernan’s children beneficiaries.
Series A Convertible Preferred Stock Financing
In July 2019, we entered into a Series A preferred stock purchase agreement with various investors, pursuant to which we issued and sold an aggregate of 13,697,916 shares of our Series A convertible preferred stock at a price per share of $7.6654 for gross proceeds of $105.0 million.
The table below sets forth the number of shares of our Series A convertible preferred stock purchased by our executive officers, directors, holders of more than 5% of our capital stock and their affiliated entities or immediate family members. Each share of Series A convertible preferred stock in the table below will convert into one share of our common stock upon the closing of this offering.

Name	Series A Convertible Preferred Stock (#)	Aggregate Purchase Price ($)
Executive Officers and Directors:
Jakob Loven, Ph.D.(1)	1,304,563	9,999,997
John C. Martin, Ph.D.(2)	717,509	5,499,993
Arie S. Belldegrun, M.D.(3)	1,268,700	9,725,093
Rebecka Belldegrun, M.D.(4)	1,268,700	9,725,093
Joshua A. Kazam(5)	65,228	499,999
David M. Tanen(6)	65,243	500,114
Philip Gutry	9,784	74,998
Greater than 5% stockholders:
Norbert W. & Inger A. Bischofberger Revocable Inter Vivos Trust, dtd August 29, 1994(7)	1,565,475	11,999,992
Omega Fund V, L.P.(8)	1,304,563	9,999,997
Vida Ventures, LLC(9)	1,304,563	9,999,997
Gregory F. Kiernan and affiliated entities(10)	65,227	499,991
____________
(1)Includes 1,304,563 shares of our Series A convertible preferred stock held by Nextech V Oncology S.C.S, SICAV-SIF (Nextech). Dr. Loven is a Partner of Nextech Invest AG, the investment advisor to Nextech.
(2)Includes 717,509 shares of our Series A convertible preferred stock held by Nexus Development PA, LLC, of which Dr. Martin is Managing Member.
(3)Includes (i) 228,315 shares of our Series A convertible preferred stock held by Bellco (in September 2020 Bellco transferred these shares to Bellco Legacy, of which Dr. Arie Belldegrun is the trustee and Dr. Rebecka Belldegrun is the beneficiary); (ii) 342,447 shares of our Series A convertible preferred stock held by Vecchia, a company for which his wife, Dr. Rebecka Belldegrun, serves as President; (iii) 277,219 shares of our Series A convertible preferred stock held by the Seaview Trust, of which Dr. Belldegrun is a beneficiary; (iv) 52,182 shares of our Series A convertible preferred stock held by the Daniel-BCT trust, of which Daniel Belldegrun, who is Dr. Belldegrun’s son, is a beneficiary; (v) 52,182 shares of our Series A convertible preferred stock held by the Mia-BCT trust, of which Mia Belldegrun, who is Dr. Belldegrun’s daughter, is a beneficiary; (vi) 52,182 shares of our Series A convertible preferred stock held by the Ron-BCT trust, of which Ron Belldegrun, who is Dr. Belldegrun’s son, is a beneficiary; (vii) 52,182 shares of our Series A convertible preferred stock held by Adrenalin Properties Ltd., of which Benjamin Belldegrun, who is Dr. Belldegrun’s son, owns 100% of the equity; and (viii) 211,991 shares of our Series A convertible preferred stock held by Novatrust Limited, as Trustees of the Tampere Trust, of which Dr. Belldegrun is a beneficiary.
(4)Includes (i) 228,315 shares our Series A convertible preferred stock held by Bellco (in September 2020 Bellco transferred these shares to Bellco Legacy, of which Dr. Rebecka Belldegrun's husband, Dr. Arie Belldegrun, is the trustee and Dr. Rebecka Belldegrum is the beneficiary); and (ii) 342,447 shares of our Series A convertible preferred stock held by Vecchia, a company for which Dr. Rebecka Belldegrun serves as President; (iii) 277,219 shares of our Series A convertible preferred stock held by the Seaview Trust, of which Dr. Belldegrun is a beneficiary; (iv) 52,182 shares of our Series A convertible preferred stock held by the Daniel-BCT trust, of which Daniel Belldegrun, who is Dr. Belldegrun’s son, is a beneficiary; (v) 52,182 shares of our Series A convertible preferred stock held by the Mia-BCT trust, of which Mia Belldegrun, who is Dr. Belldegrun’s daughter, is a beneficiary; and (vi) 52,182 shares of our Series A convertible preferred stock held by the Ron-BCT trust, of which Ron Belldegrun, who is Dr. Belldegrun’s son, is a beneficiary; (vii) 52,182 shares of our Series A convertible preferred stock held by Adrenalin Properties Ltd., of which Benjamin Belldegrun, who is Dr. Belldegrun’s son, owns 100% of the equity; and (viii) 211,991 shares of our Series A convertible preferred stock held by Novatrust Limited, as Trustees of the Tampere Trust, of which Dr. Belldegrun is a beneficiary.
(5)Consists of 65,228 shares of our Series A convertible preferred stock held by the Kazam, Joshua and Joia JTWROS trust, of which Mr. Kazam is a beneficiary.
(6)Consists of 500,114 shares of our Series A convertible preferred stock held by the David Tanen Revocable Grantor Trust, of which Mr. Tanen is a beneficiary
(7)Dr. Bischofberger is a beneficiary of the Norbert W. & Inger A. Bischofberger Revocable Inter Vivos Trust, dtd August 29, 1994.
(8)Omega Manager is the sole general partner of Omega Fund V GP, LP, which is the sole general partner of Omega. Dr. Stampacchia is one of three Directors of Omega Manager.
(9)Dr. Arie Belldegrun is a Senior Managing Director of Vida.
(10)Includes (i) 45,659 shares of our Series A convertible preferred stock held by Mr. Kiernan; (ii) 9,784 shares of our Series A convertible preferred stock held by Sonostar, of which Mr. Kiernan is President; and (iii) 9,784 shares of our Series A convertible preferred stock held by the Kiernan Family Trust, of which Mr. Kiernan’s children are beneficiaries.
2020 Notes Financing
In August 2020, we sold and issued approximately $155.2 million aggregate principal amount of 2020 Notes in a private placement transaction. The 2020 Notes do not accrue interest and will automatically settle into shares of our common stock in connection with the closing of this offering at a settlement price equal to 85% of the initial public offering price per share set forth on the cover page of this prospectus.
The table below sets forth the principal amount of 2020 Notes purchased by our executive officers, directors, holders of more than 5% of our capital stock and their affiliated entities or immediate family members.

Name	Principal Amount of 2020 Notes ($)
Executive Officers and Directors:
Jakob Loven, Ph.D.(1)	2,729,860
John C. Martin, Ph.D.(2)	3,314,963
Arie S. Belldegrun, M.D.(3)	5,539,966
Rebecka Belldegrun, M.D.(4)	5,539,966
Joshua A. Kazam(5)	874,907
David M. Tanen(6)	849,473
Philip Gutry(7)	20,473
Greater than 5% stockholders:
Norbert W. & Inger A. Bischofberger Revocable Inter Vivos Trust, dtd August 29, 1994(8)	3,000,000
Omega Fund V, L.P.(9)	5,915,730
Vida Ventures, LLC(10)	4,090,016
Gregory F. Kiernan and affiliated entities(11)	1,056,795
____________
(1)Consists of a 2020 Note held by Nextech V Oncology S.C.S, SICAV-SIF (Nextech). Dr. Loven is a Partner of Nextech Invest AG, the investment advisor to Nextech.
(2)Consists of a 2020 Note held by Nexus Development PA, LLC, of which Dr. Martin is Managing Member.
(3)Includes (i) a 2020 Note in the principal amount of $1,904,565.00 held by Vecchia, a company for which Dr. Arie Belldegrun’s wife, Dr. Rebecka Belldegrun, serves as President; (ii) a 2020 Note in the principal amount of $372,604.44 held by Daniel Belldegrun, who is Dr. Belldegrun’s son; (iii) a 2020 Note in the principal amount of $122,604.44 held by Mia Belldegrun, who is Dr. Belldegrun’s daughter; (iv) a 2020 Note in the principal amount of $122,604.44 held by Ron Belldegrun, who is Dr. Belldegrun’s son; (v) a 2020 Note in the principal amount of $500,000.00 held by the Seaview Trust, of which Dr. Belldegrun is a beneficiary; (vi) 2020 Notes in the principal amount of $122,604.44, each held by the Daniel-BCT trust, the Mia-BCT trust and the Ron-BCT trust, for which Daniel Belldegrun, Mia Belldegrun and Ron Belldegrun, respectively, are beneficiaries; (vii) a 2020 Note in the principal amount of $245,208.88 held by Adrenalin Properties Ltd., of which Benjamin Belldegrun, who is Dr. Belldegrun’s son, owns 100% of the equity; and (viii) a 2020 Note in the principal amount of $1,904,565.00 held by Novatrust Limited, as Trustees of the Tampere Trust, of which Dr. Belldegrun is a beneficiary.
(4)Includes (i) a 2020 Note in the principal amount of $1,904,565.00 held by Vecchia, a company for which Dr. Rebecka Belldegrun serves as President; (ii) a 2020 Note in the principal amount of $372,604.44 held by Daniel Belldegrun, who is Dr. Belldegrun’s son; (iii) a 2020 Note in the principal amount of $122,604.44 held by Mia Belldegrun, who is Dr. Belldegrun’s daughter; (iv) a 2020 Note in the principal amount of $122,604.44 held by Ron Belldegrun, who is Dr. Belldegrun’s son; (v) a 2020 Note in the principal amount of $500,000.00 held by the Seaview Trust, of which Dr. Belldegrun is a beneficiary; and (vi) 2020 Notes in the principal amount of $122,604.44, each held by the Daniel-BCT trust, the Mia-BCT trust and the Ron-BCT trust, for which Daniel Belldegrun, Mia Belldegrun and Ron Belldegrun, respectively, are beneficiaries; (vii) a 2020 Note in the principal amount of $245,208.88 held by Adrenalin Properties Ltd., of which Benjamin Belldegrun, who is Dr. Belldegrun’s son, owns 100% of the equity; and (viii) a 2020 Note in the principal amount of $1,904,565.00 held by Novatrust Limited, as Trustees of the Tampere Trust, of which Dr. Belldegrun is a beneficiary.
(5)Consists of a 2020 Note in the principal amount of $874,906.59 held by the Joshua Kazam Irrevocable Grantor Trust, of which Mr. Kazam is a beneficiary.
(6)Includes (i) a 2020 Note in the principal amount of $599,472.96 held by the David Tanen Revocable Grantor Trust, of which Mr. Tanen is a beneficiary; and (ii) a 2020 Note in the principal amount of $250,000.00 held by the David Tanen Dynasty Trust, of which Mr. Tanen’s children are beneficiaries.
(7)Mr. Gutry resigned from our company in September 2020.
(8)Dr. Bischofberger is a beneficiary of the Norbert W. & Inger A. Bischofberger Revocable Inter Vivos Trust, dtd August 29, 1994.
(9)Omega Manager is the sole general partner of Omega Fund V GP, LP, which is the sole general partner of Omega. Dr. Stampacchia is one of three Directors of Omega Manager.
(10)Dr. Arie Belldegrun is a Senior Managing Director of Vida.
(11)Includes (i) a 2020 Note in the principal amount of $741,435.55 held by Mr. Kiernan; (ii) a 2020 Note in the principal amount of $157,679.72 held by Sonostar, of which Mr. Kiernan is President; and (iii) a 2020 Note in the principal amount of $157,679.72 held by the Kiernan Family Trust, of which Mr. Kiernan’s children are beneficiaries.
Investors’ Rights and Voting Agreements
In connection with our convertible preferred stock financings, we entered into investors’ rights and voting agreements containing registration rights, information rights and voting rights, among other things, with certain holders of our capital stock. In addition, in connection with our sale and issuance of the 2020 Notes in August 2020, we amended our existing amended and restated investors’ rights agreement to provide certain registration rights to the purchasers of the 2020 Notes. The holders of more than 5% of our capital stock listed above are parties to these agreements. Our executive officers and directors who are parties to these agreements or who are related to parties to these agreements are Joshua Kazam, David Tanen and Drs. Arie Belldegrun, Rebecka Belldegrun, Norbert Bischofberger, Jakob Loven, John C. Martin and Otello Stampacchia. Philip Gutry, our former Chief Business Officer, is also a party to these agreements.
These stockholder agreements will terminate upon the closing of this offering, except for the registration rights granted under our investors’ rights agreement, which will terminate upon the earliest of (i) the closing of a deemed liquidation event, as defined in our amended and restated certificate of incorporation, as currently in effect; (ii) with respect to each stockholder, the date when such stockholder can sell all of its registrable shares without limitation during a three-month period without registration pursuant to Rule 144 of the Securities Act (Rule 144), or another similar exemption under the Securities Act; and (iii) five years after the completion of this offering. For a description of the registration rights, see the section of this prospectus titled “Description of Capital Stock—Registration Rights.”
Consulting Arrangements
In December 2017, we entered into a consulting agreement with Two River. Joshua Kazam and David Tanen, members of our board of directors, are each partners of Two River. Pursuant to the consulting agreement, Two River provides strategic, financial, business development and other consulting services and is compensated for such services rendered at a rate $25,000 per month. In June 2019, the consulting agreement was amended to change Two River’s compensation under the agreement to $90,000 per month. Dr. Belldegrun serves as the Chairman of Two River but does not receive any salary, commission or other fees for serving in such capacity.
In May 2019 we entered into a consulting agreement with Bellco. Arie Belldegrun, M.D., FACS, the Chairman of our board of directors, and Rebecka Belldegrun, M.D., a member of our board of directors, own and control Bellco. Pursuant to the consulting agreement, Bellco provides certain services for us, which are performed by Drs. Arie Belldegrun and Rebecka Belldegrun, and include without limitation, providing advice and analysis with respect to our business and strategy. In consideration for these services, we pay Bellco $2,100 per month in arrears commencing January 2019. We also reimburse Bellco for out of pocket expenses incurred in performing the services.
Indemnification Agreements
We have entered into indemnification agreements with certain of our current directors and executive officers, and intend to enter into new indemnification agreements with each of our current directors and executive officers before the completion of this offering. Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by applicable law. See the section titled “Management—Limitation on Liability and Indemnification Matters.”
Directed Share Program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5.0% of the shares offered by this prospectus, excluding the additional shares that the underwriters have a 30-day option to purchase, for sale to certain of our directors and officers and certain other parties related to us.
Policies and Procedures for Related Party Transactions
We intend to adopt a written related-person transactions policy prior to the completion of this offering that sets forth our policies and procedures regarding the identification, review, consideration and oversight of “related-person transactions.” For purposes of our policy only, a “related-person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to us as an employee, consultant or director are not considered related-person transactions under this policy. A related person is any executive officer, director, nominee to become a director or a holder of more than five percent of our common stock, including any of their immediate family members and affiliates, including entities owned or controlled by such persons.
Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to our audit committee (or, where review by our audit committee would be inappropriate, to another independent body of our board of directors) for review. The presentation must include a description of, among other things, all of the parties thereto, the direct and indirect interests of the related persons, the purpose of the transaction, the material facts, the benefits of the transaction to us and whether any alternative transactions are available, an assessment of whether the terms are comparable to the terms available from unrelated third parties and management’s recommendation. To identify related-person transactions in advance, we rely on information supplied by our executive officers, directors and certain significant stockholders. In considering related-person transactions, our audit committee or another independent body of our board of directors takes into account the relevant available facts and circumstances including, but not limited to:
•the risks, costs and benefits to us;
•the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;
•the terms of the transaction;
•the availability of other sources for comparable services or products; and
•the terms available to or from, as the case may be, unrelated third parties.
In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval.

PRINCIPAL STOCKHOLDERS
The following table sets forth, as of June 30, 2020, information regarding beneficial ownership of our capital stock by:
•each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;
•each of our named executive officers;
•each of our directors; and
•all of our current executive officers and directors as a group.
The percentage ownership information under the column titled “Before Offering” is based on 30,087,091 shares of common stock outstanding as of June 30, 2020 (which includes 1,447,423 shares outstanding that are subject to forfeiture or our right to repurchase as of such date) assuming the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 22,687,625 shares of common stock in connection with the closing of this offering. The percentage ownership information under the column titled “After Offering” is based on (i) the sale of 13,157,895 shares of common stock in this offering, (ii) the automatic settlement of the Gilead Note and accrued interest thereon into 210,752 shares of our common stock, assuming an initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) and an offering closing date of October 14, 2020, and (iii) the automatic settlement of the 2020 Notes into an aggregate of 10,741,406 shares of our common stock, assuming an initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), in connection with the closing of this offering. The percentage ownership information does not reflect any potential purchases pursuant to the directed share program or otherwise of any shares of common stock in this offering by the beneficial owners identified in the table below.
Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security. In addition, the rules include shares of common stock issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days of June 30, 2020. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The information contained in the following table does not necessarily indicate beneficial ownership for any other purpose. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.
Unless otherwise noted below, the address for each beneficial owner listed in the table below is c/o Kronos Bio, Inc., 1300 So. El Camino Real, Suite 300, San Mateo, CA 94402.

	Number of Shares Beneficially Owned		Percentage of Shares Beneficially Owned
Name of Beneficial Owner	Before Offering	After Offering	Before Offering	After Offering
Greater than 5% Stockholders:
Norbert W. & Inger A. Bischofberger Revocable Inter Vivos Trust, dtd August 29, 1994(1)	3,612,685	3,820,297	12.0%	7.0%
Omega Fund V, L.P.(2)	3,001,984	3,411,377	10.0%	6.3%
Vida Ventures, LLC(3)	2,062,063	2,345,109	6.9%	4.3%
Gregory F. Kiernan and affiliated entities(4)	1,803,641	1,978,808	6.0%	3.7%
Named Executive Officers and Directors:
Norbert W. Bischofberger, Ph.D.(5)	4,667,685	4,875,297	15.5%	9.0%
Arie S. Belldegrun, M.D., FACS(6)	3,651,519	4,066,368	12.1%	7.5%
Rebecka Belldegrun, M.D.(7)	1,589,456	1,721,259	5.3%	3.2%
Otello Stampacchia, Ph.D.(8)	3,001,984	3,411,377	10.0%	6.3%
Joshua A. Kazam(9)	366,503	366,503	1.2%	0.7%
Jakob Loven, Ph.D.(10)	1,376,313	1,565,230	4.6%	2.9%
John C. Martin, Ph.D.(11)	1,671,304	1,900,713	5.6%	3.5%
Elena Ridloff, CFA	—	—	—%	—%
David M. Tanen(12)	876,664	918,150	2.9%	1.7%
Jorge DiMartino, M.D., Ph.D.(13)	379,800	379,800	1.2%	*
Philip Gutry(14)	236,730	238,146	*	*
All current executive officers and directors as a group (12 persons)(15)	17,924,103	19,547,572	59.6%	36.1%
_______________
*Represents beneficial ownership of less than 1%.
(1)Consists of 1,644,608 shares of common stock and 1,968,077 shares of common stock issuable upon conversion of preferred stock held by the Norbert W. & Inger A. Bischofberger Revocable Inter Vivos Trust, dtd August 29, 1994 (Bischofberger Revocable Trust). The Number of Shares Beneficially Owned After Offering also includes 207,612 shares of common stock that the Bischofberger Revocable Trust will receive upon the automatic settlement of the 2020 Notes in connection with the closing of the offering, assuming an initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover page of this prospectus). Dr. Bischofberger is co-trustee of the Bischofberger Revocable Trust.
(2)Consists of 19,451 shares of common stock and 2,982,533 shares of common stock issuable upon conversion of preferred stock held by Omega. The Number of Shares Beneficially Owned After Offering also includes 409,393 shares of common stock that Omega will receive upon the automatic settlement of the 2020 Notes in connection with the closing of the offering, assuming an initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover page of this prospectus). Omega Manager is the sole general partner of Omega Fund V GP, LP, which is the sole general partner of Omega. Dr. Stampacchia is one of three Directors of Omega Manager and may therefore be deemed to be the beneficial owner of the common shares held by Omega. The address of Omega Manager is 888 Boylston St., Boston, MA 02199.
(3)Consists of 2,062,063 shares of common stock issuable upon conversion of preferred stock held by Vida. The Number of Shares Beneficially Owned After Offering also includes 283,046 shares of common stock that Vida will receive upon the automatic settlement of the 2020 Notes in connection with the closing of the offering, assuming an initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover page of this prospectus). VV Manager LLC is the manager of Vida. Dr. Arie Belldegrun is a Senior Managing Director of VV Manager LLC and may therefore be deemed to be the beneficial owner of the common shares held by Vida. The address of VV Manager LLC is 40 Broad Street, Suite 201, Boston, MA 02109.
(4)Consists of (i) 237,375 shares of common stock and 373,809 shares of common stock issuable upon conversion of preferred stock held by Gregory F. Kiernan; (ii) 79,125 shares of common stock and 79,497 shares of common stock issuable upon conversion of preferred stock held by Sonostar; (iii) 441,102 shares of shares of common stock issuable upon conversion of preferred stock held by the Joshua Kazam Irrevocable Trust (Kazam

Irrevocable Trust); (iv) 131,875 shares of common stock and 302,236 shares of common stock issuable upon conversion of preferred stock held by the David Tanen Revocable Trust; and (v) 79,125 shares of common stock and 79,497 shares of common stock issuable upon conversion of preferred stock held by the Kiernan Family Trust. The Number of Shares Beneficially Owned After Offering also includes (i) 51,310 shares of common stock that Gregory F. Kiernan will receive upon the automatic settlement of the 2020 Notes in connection with the closing of the offering, assuming an initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover page of this prospectus); (ii) 10,912 shares of common stock that Sonostar will receive upon the automatic settlement of the 2020 Notes in connection with the closing of the offering, assuming an initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover page of this prospectus); (iii) 60,547 shares of common stock that the Kazam Irrevocable Trust will receive upon the automatic settlement of the 2020 Notes in connection with the closing of the offering, assuming an initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover page of this prospectus); (iv) 41,486 shares of common stock that the David Tanen Revocable Trust will receive upon the automatic settlement of the 2020 Notes in connection with the closing of the offering, assuming an initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover page of this prospectus); and (v) 10,912 shares of common stock that the Kiernan Family Trust will receive upon the automatic settlement of the 2020 Notes in connection with the closing of the offering, assuming an initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover page of this prospectus). Mr. Kiernan is the President of Sonostar, a trustee of the Kazam Irrevocable Trust and the David Tanen Revocable Trust, Mr. Kiernan’s wife is the trustee of the Kiernan Family Trust. Mr. Kiernan may therefore be deemed to be the beneficial owner of the common shares held by Sonostar, the Kazam Irrevocable Trust, the David Tanen Revocable Trust and the Kiernan Family Trust. The address of Sonostar is 191 King St., Chappaqua, NY 10514.
(5)Consists of (i) the shares described in note (1) above; and (ii) 263,750 shares of common stock issuable upon conversion of preferred stock held by each of (a) Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of The Irene Alisha Bischofberger Dynasty GST Exempt Trust dated April 29, 2020; (b) Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of The Irene Alisha Bischofberger Dynasty GST Non-Exempt Trust dated April 29, 2020; (c) Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of The David Michael Anthony Dynasty GST Exempt Trust dated April 29, 2020; and (d) Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of The David Michael Anthony Dynasty GST Non-Exempt Trust dated April 29, 2020 (collectively, the Bischofberger Dynasty Trusts). Dr. Bischofberger is co-trustee of the Bischofberger Dynasty Trusts and may therefore be deemed to be the beneficial owner of the common shares held by the Bischofberger Dynasty Trusts. The address of the Bischofberger Dynasty Trusts is Pillsbury Winthrop, Four Embarcadero Center, 22nd Floor, SF, CA 94111, Attn: Timothy Burgh.
(6)Consists of (i) the shares described in note (3) above; (ii) 255,837 shares of common stock and 423,738 shares of common stock issuable upon conversion of preferred stock held by Bellco; and (iii) 909,881 shares of common stock issuable upon conversion of preferred stock held by Vecchia. The Number of Shares Beneficially Owned After Offering also includes 131,803 shares of common stock that Vecchia will receive upon the automatic settlement of the 2020 Notes in connection with the closing of the offering, assuming an initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover page of this prospectus). Dr. Arie Belldegrun was the trustee of Bellco and a Senior Managing Director of VV Manager LLC, and his wife, Dr. Rebecka Belldegrun, was the beneficiary of Bellco and was the President of Vecchia as of June 30, 2020. Dr. Arie Belldegrun may therefore be deemed to be the beneficial owner of the common shares held by Bellco, Vida and Vecchia and Dr. Rebecka Belldegrun may therefore be deemed to be the beneficial owner of the common shares held by Bellco and Vecchia. The address of Bellco is 2049 Century Park E., Suite 1940, Los Angeles, CA 90067. The address of Vecchia is 2049 Century Park E., Suite 1940, Los Angeles, CA 90067.
(7)Consists of the shares described in note (6) above other than the shares described in note (3) above.
(8)Consists of the shares described in note (2) above.
(9)Consists of (i) 2,010 shares of common stock and 23,556 shares of common stock issuable upon conversion of preferred stock held by Joshua A. Kazam; (ii) 68,815 shares of common stock issuable upon conversion of preferred stock held jointly by Mr. Kazam and his wife; (iii) 136,011 shares of common stock issuable upon conversion of preferred stock held by the Julia Chang 2018 Irr. Trust (Julia Chang Trust); and (iv) 136,011 shares of common stock issuable upon conversion of preferred stock held by the Robert Chang 2018 Irr. Trust (Robert Chang Trust). Mr. Kazam is co-trustee of the Julia Chang Trust and the Robert Chang Trust and may therefore be deemed to be the beneficial owner of the common shares held by the Julia Chang Trust and the Robert Chang Trust. The address of the Julia Chang Trust and the Robert Chang Trust is c/o Two River Consulting, LLC, 689 5th Avenue, 12th Floor, New York, NY 10022.
(10)Consists of 1,376,313 shares of common stock issuable upon conversion of preferred stock held by Nextech. The Number of Shares Beneficially Owned After Offering also includes 188,917 shares of common stock that Nextech will receive upon the automatic settlement of the 2020 Notes in connection with the closing of the offering, assuming an initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover page of this prospectus). Jakob Loven, Ph.D., a member of our board of directors, is a Partner of Nextech Invest AG, the investment advisor to Nextech, and may therefore be deemed to be the beneficial owner of the common shares held by Nextech. The address of Nextech is 8, Rue Lou Hemmer, Senningerberg, Luxembourg, L-1748.
(11)Consists of (i) 914,333 shares of common stock issuable upon conversion of preferred stock held by John C. Martin, Ph.D., and (ii) 756,971 shares of common stock issuable upon conversion of preferred stock held by Nexus Development PA, LLC (Nexus). The Number of Shares Beneficially Owned After Offering also includes 229,409 shares of common stock that Nexus will receive upon the automatic settlement of the 2020 Notes in connection with the closing of the offering, assuming an initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover page of this prospectus). Dr. Martin, a member of our board of directors, is President of Nexus and may therefore be deemed to be the beneficial owner of the common shares held by Nexus. The address of Nexus is 3 Lagoon Drive, Redwood City, CA 94065.
(12)Consists of (i) 131,875 shares of common stock and 231,553 shares of common stock issuable upon conversion of preferred stock held by David M. Tanen; (ii) 131,875 shares of common stock and 302,236 shares of common stock issuable upon conversion of preferred stock held by the David Tanen Revocable Trust; and (iii) 79,125 shares of common stock held equally by Mr. Tanen’s minor children. The Number of Shares Beneficially Owned After Offering also includes 41,486 shares of common stock that the David Tanen Revocable Trust will receive upon the automatic settlement of the 2020 Notes in connection with the closing of the offering, assuming an initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover page of this prospectus).
(13)Consists of 379,800 shares of common stock issuable upon exercise of options, all of which will be unvested but exercisable within 60 days of June 30, 2020.
(14)Consists of 226,408 shares of common stock and 10,322 shares of common stock issuable upon conversion of preferred stock. The Number of Shares Beneficially Owned After Offering also includes 1,416 shares of common stock that Mr. Gutry will receive upon the automatic settlement of the 2020 Notes in connection with the closing of the offering, assuming an initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover page of this prospectus). Mr. Gutry resigned from our company in September 2020.
(15)Includes the shares described in notes (5), (6) and (8) through (13), and shares held or issuable upon early exercise of stock options by executive officers who are not named in the table above.

DESCRIPTION OF CAPITAL STOCK
Upon filing and effectiveness of our amended and restated certificate of incorporation and the closing of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. All of our authorized preferred stock upon the closing of this offering will be undesignated. The following is a summary of the rights of our common and preferred stockholders and some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to and upon the closing of this offering, respectively, and of the Delaware General Corporation Law. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of the Delaware General Corporation Law.
Common Stock
Outstanding Shares
As of June 30, 2020, we had 7,399,466 shares of common stock outstanding (which includes 1,447,423 shares outstanding that are subject to forfeiture or our right to repurchase as of such date), held of record by 61 stockholders. This amount excludes our outstanding shares of convertible preferred stock, which will convert into 22,687,625 shares of common stock in connection with the closing of this offering. Based on the number of shares of common stock outstanding as of June 30, 2020, and assuming (i) the conversion of all of our outstanding shares of convertible preferred stock, (ii) the settlement of the Gilead Note and accrued interest thereon into 210,752 shares of our common stock, assuming an initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) and an offering closing date of October 14, 2020, (iii) the settlement of all outstanding 2020 Notes into an aggregate of 10,741,406 shares of our common stock, assuming an initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), in connection with the closing of this offering, and (iv) the issuance by us of 13,157,895 shares of our common stock in this offering, there will be 54,197,144 shares of common stock outstanding upon the closing of this offering.
As of June 30, 2020, there were 2,236,460 shares of common stock subject to outstanding options under the Prior Plan.
Voting Rights
Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders. The affirmative vote of holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of capital stock, voting as a single class, will be required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to amending our amended and restated bylaws, the classified structure of our board of directors, the size of our board of directors, removal of directors, director liability, vacancies on our board of directors, special meetings, stockholder notices, actions by written consent and exclusive jurisdiction.
Dividends
Subject to preferences that may apply to any outstanding preferred stock, holders of our common stock are entitled to receive ratably any dividends that our board of directors may declare out of funds legally available for that purpose on a non-cumulative basis.
Liquidation
In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.
Rights and Preferences
Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.
Fully Paid and Nonassessable
All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.
Preferred Stock
Upon the closing of this offering, all of our currently outstanding shares of convertible preferred stock will convert into common stock and we will not have any preferred stock outstanding. Immediately after the completion of this offering, our certificate of incorporation will be amended and restated to delete all references to such shares of convertible preferred stock. Under the amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.
Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control that may otherwise benefit holders of our common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.
Registration Rights
After the closing of this offering, certain holders of shares of our common stock, including all of the current preferred stockholders, including certain holders of more than five percent of our capital stock and entities affiliated with certain of our directors, and the holders of the 2020 Notes, will be entitled to certain rights with respect to registration of the shares of common stock issued upon conversion of our convertible preferred stock and the 2020 Notes under the Securities Act. These shares are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of our amended and restated investors’ rights agreement and are described in additional detail below. The registration of shares of our common stock pursuant to the exercise of the registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts, selling commissions, stock transfer taxes and certain fees and disbursements of counsel for the selling holders in excess of $10,000, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.
Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions and limitations, to limit the number of shares the holders may include. The demand, piggyback and Form S-3 registration rights described below will expire upon the earliest to occur of (i) the closing of a “deemed liquidation event”, as such term is defined in our third amended and restated certificate of incorporation (as currently in effect); (ii) with respect to any particular holder, at such time that such holder can sell its shares under Rule 144 of the Securities Act or another similar exemption during any three-month period; or (iii) the fifth anniversary of the completion of this offering.
Demand Registration Rights
The holders of registrable securities will be entitled to certain demand registration rights. Beginning 180 days following the effectiveness of the registration statement of which this prospectus is a part, certain investors holding, collectively, at least 60% of registrable securities then outstanding may, on not more than two occasions, request that we register all or a portion of their shares, subject to certain specified exceptions. Such request for registration must cover securities with an aggregate offering price which equals at least $15.0 million, net of selling expenses. If any of these holders exercises its demand registration rights, then holders of all registrable securities will be entitled to register their shares, subject to specified conditions and limitations, in the corresponding offering.
Piggyback Registration Rights
In connection with this offering, the holders of registrable securities are entitled to their rights to notice of this offering and to include their shares of registrable securities in this offering. The requisite percentage of these stockholders have waived all such stockholders’ rights to notice of this offering and to include their shares of registrable securities in this offering. In the event that we propose to register any of our securities under the Securities Act in another offering, either for our own account or for the account of other security holders, the holders of registrable securities will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to specified conditions and limitations.
S-3 Registration Rights
Upon the closing of this offering, the holders of registrable securities will initially be entitled to certain Form S-3 registration rights. Certain investors holding, collectively, at least 20% of registrable securities then outstanding may, on not more than two registrations on Form S-3 within any 12-month period, request that we register all or a portion of their shares on Form S-3 if we are qualified to file a registration statement on Form S-3, subject to specified exceptions. Such request for registration on Form S-3 must cover securities with an aggregate offering price which equals at least $3.0 million, net of selling expenses. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.
Anti-Takeover Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws
Section 203 of the Delaware General Corporation Law
We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:
•before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.
Section 203 defines a “business combination” to include the following:
•any merger or consolidation involving the corporation and the interested stockholder;
•any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; and
•the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.
In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.
The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.
Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws
Among other things, our amended and restated certificate of incorporation and amended and restated bylaws will:
•permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in control;
•provide that the authorized number of directors may be changed only by resolution of our board of directors;
•provide that our board of directors will be classified into three classes of directors;
•provide that, subject to the rights of any series of preferred stock to elect directors, directors may only be removed for cause, which removal may be effected, subject to any limitation imposed by law, by the holders of at least 66 2/3% of the voting power of all of our then-outstanding shares of the capital stock entitled to vote generally at an election of directors;
•provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent or electronic transmission;
•provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;
•provide that special meetings of our stockholders may be called only by the chairman of our board of directors, our chief executive officer or president or by our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors, and not by our stockholders; and
•not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.
The amendment of any of these provisions would require approval by the holders of at least 66 2/3% of the voting power of all of our then-outstanding common stock entitled to vote generally in the election of directors, voting together as a single class.
The combination of these provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.
These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.
Choice of Forum
Our amended and restated certificate of incorporation to be effective immediately prior to the closing of this offering will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders; (iii) any action or proceeding asserting a claim against us or any of our current or former directors, officers or other employees, arising out of or pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws; (iv) any action or proceeding to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws; (v) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action asserting a claim against us or any of our directors, officers or other employees governed by the internal affairs doctrine.

This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.
In addition, our amended and restated certificate of incorporation to be effective immediately prior to the closing of this offering will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.
While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Limitation on Liability and Indemnification
See the section of this prospectus titled “Management—Limitation on Liability and Indemnification Matters.”
Listing
Our common stock has been approved for listing on the Nasdaq Global Select Market under the trading symbol “KRON.”
Transfer Agent and Registrar
Upon the closing of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, 3rd Floor, Brooklyn, New York 11219.

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of our common stock, including shares issued upon the exercise of outstanding options, in the public market after the completion of this offering, or the perception that those sales may occur, could adversely affect the prevailing market price for our common stock from time to time or impair our ability to raise equity capital in the future. As described below, only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after the completion of this offering due to contractual and legal restrictions on resale described below. Future sales of our common stock in the public market either before or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital at a time and price we deem appropriate.
Sale of Restricted Shares
Based on the number of shares of our common stock outstanding as of June 30, 2020, upon the closing of this offering and assuming (i) the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 22,687,625 shares of our common stock in connection with the closing of this offering; (ii) the settlement of the Gilead Note and accrued interest thereon into 210,752 shares of common stock in connection with the closing of this offering, assuming an initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) and an offering closing date of October 14, 2020; (iii) the settlement of all outstanding 2020 Notes into an aggregate of 10,741,406 shares of common stock, assuming an initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), in connection with the closing of this offering; (iv) no exercise of the underwriters’ option to purchase additional shares of common stock; and (v) no exercise of outstanding options, we will have outstanding an aggregate of approximately 54,197,144 shares of common stock. Of these shares, all of the 13,157,895 shares of common stock to be sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 or subject to lock-up agreements. All remaining shares of common stock held by existing stockholders immediately prior to the consummation of this offering will be “restricted securities,” as such term is defined in Rule 144. These restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, which rules are summarized below.
As a result of the lock-up agreements referred to below and the provisions of Rule 144 and Rule 701 under the Securities Act, based on the number of shares of our common stock outstanding (calculated as of June 30, 2020 on the basis of the assumptions described above and assuming no exercise of the underwriter’s option to purchase additional shares, if any, and no exercise of outstanding options), the shares of our common stock (excluding the shares sold in this offering) that will be available for sale in the public market are as follows:

Approximate Number of Shares	First Date Available For Sale Into Public Market
41,039,249 shares
181 days after the date of this prospectus, upon expiration of the lock-up agreements referred to below, subject in some cases to applicable volume, manner of sale and other limitations under Rule 144 and Rule 701.

The approximate number of shares set forth in the table above does not reflect restrictions on the sale of 1,045,627 shares of common stock held by certain of our employees and other service providers that, by their terms, will not have vested as of the 181st day after the date of this prospectus.

We may issue shares of common stock from time to time as consideration for future acquisitions, investments or other corporate purposes. In the event that any such acquisition, investment or other transaction is significant, the number of shares of common stock that we may issue may in turn be significant. We may also grant registration rights covering those shares of common stock issued in connection with any such acquisition and investment.
In addition, the shares of common stock reserved for future issuance under our 2020 Plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements, a registration statement under the Securities Act or an exemption from registration, including Rule 144 and Rule 701.
Rule 144
In general, persons who have beneficially owned restricted shares of our common stock for at least six months, and any affiliate of the company who owns shares of our common stock, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144.
Under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, and we are current in our Exchange Act reporting at the time of sale, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the 90 days preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our “affiliates,” is entitled to sell those shares in the public market (subject to the lock-up agreement referred to below, if applicable) without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than “affiliates,” then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreement referred to above, if applicable).
In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our “affiliates,” as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months, are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of our common stock that does not exceed the greater of:
•1% of the number of shares of common stock then outstanding, which will equal approximately 541,971 shares of common stock immediately upon the closing of this offering (calculated as of June 30, 2020 on the basis of the assumptions described above and assuming no exercise of the underwriter’s option to purchase additional shares, if any, and no exercise of outstanding options); or
•the average weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.
Such sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted securities have entered into lock-up agreements as referenced above and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Rule 701
In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 before the effective date of the registration statement of which this prospectus is a part (to the extent such common stock is not subject to a lock-up agreement) and who are not our “affiliates” as defined in Rule 144 during the immediately preceding 90 days, is entitled to rely on Rule 701 to resell such shares beginning 90 days after the date of this prospectus in reliance on Rule 144, but without complying with the notice, manner of sale, public information requirements or volume limitation provisions of Rule 144. Persons who are our “affiliates” may resell those shares beginning 90 days after the date of this prospectus without compliance with minimum holding period requirements under Rule 144 (subject to the terms of the lock-up agreement referred to below, if applicable).
Lock-Up Agreements
In connection with this offering, we, our directors, our executive officers and holders of substantially all of our other outstanding shares of common stock or securities convertible into or exchangeable for shares of our common stock outstanding upon the closing of this offering, have agreed, subject to certain limited exceptions, with the underwriters not to directly or indirectly offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or hedge any shares of our common stock or any options to purchase shares of our common stock, or any securities convertible into or exchangeable for shares of common stock during the period from the date of the lock-up agreement continuing through and including the date 180 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters, and certain other limited exceptions. These agreements are described in the section titled “Underwriting.”
In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain security holders, including the amended and restated investors’ rights agreement, our standard form of option agreement, our standard form of restricted stock agreement and our standard form of restricted stock purchase agreement, that contain market stand-off provisions or incorporate market stand-off provisions from our equity incentive plan imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.
Registration Rights
Upon the closing of this offering and assuming an initial public offering price of $17.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), the holders of an aggregate of 33,429,031 shares of our common stock will have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. See the section of this prospectus titled “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.
Equity Incentive Plans
We intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance under outstanding options under the Prior Plan and reserved for issuance under the 2020 Plan and the ESPP. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax on net investment income, and does not address any estate or gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other U.S. federal tax laws. This discussion is based on the Code, and applicable Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service (IRS), all as in effect as of the date hereof. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.
This discussion is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including:
•certain former citizens or long-term residents of the United States;
•partnerships or other pass-through entities (and investors therein);
•“controlled foreign corporations;”
•“passive foreign investment companies;”
•corporations that accumulate earnings to avoid U.S. federal income tax;
•banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities;
•tax-exempt organizations and governmental organizations;
•tax-qualified retirement plans;
•“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds
•persons subject to the alternative minimum tax;
•persons that own, or have owned, actually or constructively, more than 5% of our common stock at any time;
•accrual-method taxpayers subject to special tax accounting rules under Section 451(b) of the Code; and
•persons holding our common stock as part of a hedging or conversion transaction or straddle, or synthetic security, or a constructive sale, or other risk reduction strategy or integrated investment.
If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships holding our common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our common stock.
THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.
Definition of Non-U.S. Holder
For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
•an individual who is a citizen or resident of the United States;
•a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.
Distributions on Our Common Stock
We have never declared or paid any cash dividends on our capital stock and we do not intend to pay cash dividends on our common stock for the foreseeable future. However, if we make cash or other property distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s tax basis in our common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under the section titled “Gain on Disposition of Our Common Stock” below.
Subject to the discussions below regarding effectively connected income, backup withholding and Sections 1471 through 1474 of the Code (commonly referred to as FATCA), dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish us or our paying agent with a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) and satisfy applicable certification and other requirements. This certification must be provided to us or our paying agent before the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.
Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock are effectively connected with such holder’s U.S. trade or business (and are attributable to such holder’s permanent establishment in the United States if required by an applicable tax treaty), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent.
However, any such effectively connected dividends paid on our common stock generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.
Gain on Disposition of Our Common Stock
Subject to the discussions below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of our common stock, unless:
•the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States;
•the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or
•our common stock constitutes a “United States real property interest” by reason of our status as a United States real property holding corporation (USRPHC), for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock, and our common stock is not “regularly traded” on an established securities market (as defined by applicable Treasury Regulations).
Determining whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe that we are not currently and do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance we will not in the future become a USRPHC. If we are or become a USRPHC and the “regularly traded” exception noted above does not apply to the disposition, such non-U.S. holder will generally be taxed on any gain in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply. Prospective investors are encouraged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC.
Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding
Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating distributions on our common stock paid to such holder and the amount of any tax withheld with respect to those distributions. These information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 24% rate, generally will not apply to payments to a non-U.S. holder of dividends on or the gross proceeds of a disposition of our common stock provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or certain other requirements are met. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person.
Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.
Withholding on Foreign Entities
FATCA imposes a U.S. federal withholding tax of 30% on certain payments made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities certain information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally imposes a U.S. federal withholding tax of 30% on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent a certification identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. FATCA currently applies to dividends paid on our common stock. Under applicable Treasury Regulations and administrative guidance, withholding under FATCA would have applied to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, but under proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on such proposed regulations pending finalization), no withholding would apply with respect to payments of gross proceeds.
Prospective investors are encouraged to consult with their own tax advisors regarding the potential implications of FATCA on their investment in our common stock.

UNDERWRITING
We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC, Jefferies LLC, Cowen and Company, LLC and Piper Sandler & Co. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Jefferies LLC
Cowen and Company, LLC
Piper Sandler & Co.
Total
The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
The underwriters have an option to buy up to an additional 1,973,684 shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,973,684 additional shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $            per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
We, our directors, our executive officers and holders of substantially all of our other outstanding shares of common stock or securities convertible into or exchangeable for shares of our common stock outstanding upon the closing of this offering have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives and subject to customary exceptions. This agreement does not apply to any existing employee benefit plans. See the section of this prospectus titled “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.
At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5.0% of the shares offered by this prospectus, excluding the additional shares that the underwriters have a 30-day option to purchase, for sale to certain of our directors and officers and certain other parties related to us. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. If purchased by any of our officers or directors, these shares will be subject to the terms of lock-up agreements described above. Other than the underwriting discount described on the front cover of this prospectus, the underwriters will not be entitled to any commission with respect to shares of our common stock sold pursuant to the directed share program.
Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and our earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.
Our common stock has been approved for listing on the Nasdaq Global Select Market under the symbol “KRON”.
In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.
We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $3,500,000. We will reimburse the underwriters for certain of their expenses incurred in connection with this offering in an amount up to $50,000.
We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses, including acting as a placement agent in our previous private placement financings.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.
Selling Restrictions
European Economic Area and United Kingdom
In relation to each Member State of the European Economic Area and the United Kingdom (each a Relevant State), no common shares (the Shares) have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of Shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
•to any legal entity which is a qualified investor as defined under the Prospectus Regulation;
•to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
•in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of Shares shall require the company or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
This European Economic Area and UK selling restriction is in addition to any other selling restrictions set out below.
United Kingdom
In the United Kingdom, this prospectus is only addressed to and directed at qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000

(Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or relay on this prospectus or any of its contents.
Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (Companies (Winding Up and Miscellaneous Provisions) Ordinance) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (Securities and Futures Ordinance); or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder; or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the SFA)) under Section 274 of the SFA; (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA); (ii) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA; (iii) where no consideration is or will be given for the transfer; (iv) where the transfer is by operation of law; (v) as specified in Section 276(7) of the SFA; or (vi) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (Regulation 32).
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA); (ii) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets); (iii) where no consideration is or will be given for the transfer; (iv) where the transfer is by operation of law; (v) as specified in Section 276(7) of the SFA; or (vi) as specified in Regulation 32.
Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the common shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Japan
The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (the FIEA). The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

LEGAL MATTERS
The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Cooley LLP, San Diego, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Menlo Park, California.
EXPERTS
Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements at December 31, 2018 and 2019, and for each of the two years in the period ended December 31, 2019, as set forth in their report. We’ve included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.
You may read our SEC filings, including this registration statement, over the Internet at the SEC’s website at www.sec.gov. Upon the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for review on the web site of the SEC referred to above. We also maintain a website at www.kronosbio.com, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus or the registration statement of which it forms a part, and the inclusion of our website address in this prospectus is an inactive textual reference only.

KRONOS BIO, INC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Kronos Bio, Inc.
Opinion on the Financial Statements
We have audited the accompanying balance sheets of Kronos Bio, Inc. (the Company) as of December 31, 2018 and 2019, and the related statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2019.
San Jose, California
July 31, 2020, except for the sixth paragraph of Note 1, as to which the date is October 5, 2020

KRONOS BIO, INC.
Balance Sheets
(in thousands, except share and per share amounts)

	December 31, 2018	December 31, 2019	June 30, 2020	Pro forma June 30, 2020
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$10,226	$32,570	$37,966	$37,966
Short-term investments	—	59,614	43,497	43,497
Prepaid and other current assets	315	1,119	1,077	1,077
Total current assets	10,541	93,303	82,540	82,540
Long-term investments	—	4,762	—	—
Property and equipment, net	1,085	3,721	5,781	5,781
Operating lease right-of-use assets	715	473	29,488	29,488
Restricted cash	—	—	2,026	2,026
Other noncurrent assets	273	427	699	699
Total assets	$12,614	$102,686	$120,534	$120,534
Liabilities, convertible preferred stock and stockholders' equity (deficit)
Current liabilities:
Accounts payable	$777	$1,506	$2,465	$2,465
Accrued expenses	197	818	843	843
Current portion of operating lease liabilities	248	285	2,166	2,166
Current portion of other liabilities	89	88	713	713
Total current liabilities	1,311	2,697	6,187	6,187
Noncurrent operating lease liabilities	493	211	28,509	28,509
Other noncurrent liabilities	121	74	912	912
Total liabilities	1,925	2,982	35,608	35,608
Commitments and contingencies (Note 13)
Convertible preferred stock, $0.001 par value; 7,850,000, 21,506,977 and 21,506,977 shares authorized as of December 31, 2018 and 2019 and June 30, 2020 (unaudited), respectively; 7,806,977, 21,504,893 and 21,504,893 shares issued and outstanding as of December 31, 2018 and 2019 and June 30, 2020 (unaudited), respectively, actual; no shares issued and outstanding, pro forma (unaudited); $18,016, $123,016 and $123,016 liquidation preference as of December 31, 2018 and 2019 and June 30, 2020 (unaudited), respectively	17,985	122,907	122,907	—
Stockholders' equity:
Common stock, $0.001 par value; 20,000,000, 40,000,000 and 40,000,000 shares authorized as of December 31, 2018 and 2019 and June 30, 2020 (unaudited), respectively; 4,966,227, 5,660,391, and 5,952,043 shares issued and outstanding at December 31, 2018, 2019 and June 30, 2020 (unaudited), respectively, actual; 28,639,668 shares issued and outstanding, pro forma (unaudited), respectively	5	6	6	29
Additional paid-in capital	44	271	885	123,769
Accumulated deficit	(7,345)	(23,462)	(39,036)	(39,036)
Accumulated other comprehensive loss	—	(18)	164	164
Total stockholders' equity (deficit)	(7,296)	(23,203)	(37,981)	84,926
Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$12,614	$102,686	$120,534	$120,534
The accompanying notes are an integral part of these financial statements.

KRONOS BIO, INC.
Statements of Operations and Comprehensive Loss
(in thousands, except share and per share amounts)

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
			(unaudited)
Operating expenses:
Research and development	$5,033	$13,446	$5,172	$13,370
General and administrative	1,612	3,370	1,465	2,777
Total operating expenses	6,645	16,816	6,637	16,147
Loss from operations	(6,645)	(16,816)	(6,637)	(16,147)
Interest income (expense), net	(76)	699	(2)	573
Net loss	(6,721)	(16,117)	(6,639)	(15,574)
Other comprehensive income (loss):
Net unrealized gain (loss) on available-for-sale securities	—	(18)	—	182
Net comprehensive loss	$(6,721)	$(16,135)	$(6,639)	$(15,392)
Net loss per share, basic and diluted	$(1.38)	$(3.05)	$(1.30)	$(2.70)
Weighted-average shares of common stock, basic and diluted	4,856,774	5,278,748	5,088,542	5,764,389
Pro forma net loss per share, basic and diluted (unaudited)		$(0.77)		$(0.55)
Pro forma weighted average shares of common stock, basic and diluted (unaudited)		20,901,908		28,452,014
The accompanying notes are an integral part of these financial statements.

KRONOS BIO, INC.
Statements of Convertible Preferred Stock and Stockholders’ Equity (Deficit)
(in thousands, except share and per share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance at December 31, 2017	—	$—	4,844,551	$5	$9	$—	$(624)	$(610)
Proceeds from common stockholder	—	—	—	—	4	—	—	4
Issuance of common stock upon vesting and exercise of options and vesting of restricted stock	—	—	121,676	—	1	—	—	1
Stock-based compensation expense	—	—	—	—	30	—	—	30
Issuance of Series Seed convertible preferred stock at $2.31 per share, net of issuance costs of $31	7,806,977	17,985	—	—	—	—	—	—
Net loss	—		—	—	—	—	(6,721)	(6,721)
Balance at December 31, 2018	7,806,977	17,985	4,966,227	5	44	—	(7,345)	(7,296)
Issuance of common stock upon vesting and exercise of options and vesting of restricted stock	—	—	694,164	1	114	—	—	115
Stock-based compensation expense	—	—	—	—	113	—	—	113
Issuance of Series A convertible preferred stock at $7.67 per share, net of issuance costs of $78	13,697,916	104,922	—	—	—	—	—	—
Net unrealized loss on available-for-sale securities	—	—	—	—	—	(18)	—	(18)
Net loss	—	—	—	—	—	—	(16,117)	(16,117)
Balance at December 31, 2019	21,504,893	122,907	5,660,391	6	271	(18)	(23,462)	(23,203)
Issuance of common stock upon exercises of options and vesting of restricted shares (unaudited)	—	—	291,652	—	133	—	—	133
Stock-based compensation expense (unaudited)	—	—	—	—	481	—	—	481
Net unrealized gain on available-for-sale investments (unaudited)	—	—	—	—	—	182	—	182
Net loss (unaudited)	—	—	—				(15,574)	(15,574)
Balance at June 30, 2020 (unaudited)	21,504,893	122,907	5,952,043	6	885	164	(39,036)	(37,981)
Conversion of Series Seed and Series A convertible preferred stock upon completion of initial public offering (unaudited)	(21,504,893)	(122,907)	22,687,625	23	122,884	—	—	122,907
Pro forma balance at June 30, 2020 (unaudited)	—	$—	28,639,668	$29	$123,769	$164	$(39,036)	$84,926
The accompanying notes are an integral part of these financial statements.

KRONOS BIO, INC.
Statements of Convertible Preferred Stock and Stockholders’ Equity (Deficit)
(in thousands, except share and per share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance at December 31, 2018	7,806,977	17,985	4,966,227	5	44	(7,345)	(7,296)
Issuance of common stock upon vesting and exercise of options and vesting of restricted stock (unaudited)	—	—	415,943	—	46	—	46
Stock-based compensation expense (unaudited)	—	—	—	—	37	—	37
Issuance of Series A convertible preferred stock at $7.67 per share, net of issuance costs of $70 (unaudited)	7,142,488	54,680	—	—	—	—	—
Net loss (unaudited)	—	—	—	—	—	(6,639)	(6,639)
Balance at June 30, 2019 (unaudited)	14,949,465	$72,665	5,382,170	$5	$127	$(13,984)	$(13,852)
The accompanying notes are an integral part of these financial statements.

KRONOS BIO, INC.
Statements of Cash Flows
(in thousands)

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
			(unaudited)
Cash flows from operating activities:
Net loss	$(6,721)	$(16,117)	$(6,639)	$(15,574)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	91	356	125	343
Net amortization/accretion on available-for-sale securities	—	(4)	—	64
Change in accrued interest on available-for-sale securities	—	45	—	48
Stock-based compensation expense	30	113	37	481
Noncash lease expense	69	249	120	1,016
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	5	(607)	(112)	(32)
Other long-term assets	(247)	(153)	(153)	(272)
Accounts payable	(28)	716	24	294
Accrued expenses	193	620	77	26
Right-of-use operating assets and liabilities, net	(43)	(252)	(119)	148
Other liabilities	210	(48)	(14)	1,462
Net cash used in operating activities	(6,441)	(15,082)	(6,654)	(11,996)
Cash flows from investing activities:
Purchase of property and equipment	(1,075)	(2,948)	(852)	(1,721)
Purchase of available-for-sale securities	—	(64,633)	—	(8,158)
Maturities of available-for-sale securities	—	—	—	29,180
Net cash provided by (used in) investing activities	(1,075)	(67,581)	(852)	19,301
Cash flows from financing activities:
Principal payments on finance lease	(72)	(30)	(15)	(16)
Proceeds from issuance of common stock	5	115	46	133
Proceeds from issuance of preferred stock, net of issuance costs	16,285	104,922	54,750	—
Net cash provided by financing activities	16,218	105,007	54,781	117
Net increase in cash and cash equivalents	8,702	22,344	47,275	7,422
Cash, cash equivalents and restricted cash at the beginning of period	1,524	10,226	10,226	32,570
Cash, cash equivalents and restricted cash at the end of period	$10,226	$32,570	$57,501	$39,992
Supplemental disclosure of non-cash activities:
Property and equipment additions included in accounts payable and accrued expenses	$104	$116	$14	$782
Property and equipment obtained in exchange for finance lease liability	$139	$—	$—	$—
Right-of-use asset obtained in exchange for operating lease liability	$810	$4	$4	$30,031
Preferred stock issuance costs in accounts payable and accrued expenses	$—	$—	$70	$—
Issuance of convertible preferred stock upon conversion of convertible notes	$1,700	$—	$—	$—
The accompanying notes are an integral part of these financial statements.

KRONOS BIO, INC.
Notes to Financial Statements
(Information as of June 30, 2020 and for the six months ended June 30, 2019 and 2020 is unaudited)
1.NATURE OF OPERATIONS AND BASIS OF PRESENTATION
Kronos Bio, Inc. (Kronos or the Company), a Delaware corporation, was incorporated on June 2, 2017. The Company is a clinical-stage biopharmaceutical company dedicated to the discovery and development of novel cancer therapeutics designed to transform patient outcomes through a precision medicine strategy by targeting dysregulated transcription.
The Company operates in one business segment, the development of biopharmaceutical products.
Basis of Presentation
The accompanying Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Need for Additional Capital
The Company has sustained operating losses and expects to continue to generate operating losses for the foreseeable future. The Company’s ultimate success depends on the outcome of its research and development activities. The Company had cash, cash equivalents and short-term investments of $92.2 million and $81.5 million as of December 31, 2019 and June 30, 2020, respectively. Since inception through December 31, 2019 and June 30, 2020, the Company has incurred cumulative net losses of $23.5 million and $39.0 million, respectively. Management expects to incur additional losses in the future to fund its operations and conduct product research and development and recognizes the need to raise additional capital to fully implement its business plan.
The Company intends to raise such additional capital through the issuance of public or private equity or debt financings or other capital sources, which may include strategic collaborations or other arrangements with third parties. However, if such financing is not available at adequate levels, the Company will need to reevaluate its operating plan and may be required to significantly delay, scale back or discontinue the development or commercialization of one or more of its product candidates. Management believes that there are no conditions or events, in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern for a period of at least one year from the date these financial statements are issued. The Company expects that its cash and cash equivalents as of June 30, 2020 and amounts received in August 2020 from the sale of its convertible notes (see Note 18) will be sufficient to fund its operations at least one year after the issuance date of these financial statements.
Forward Stock Split
On October 2, 2020, the Company filed an amendment to the Company’s amended and restated certificate of incorporation to effect a forward split of shares of the Company’s common stock on a 1-for-1.055 basis (the “Forward Stock Split”). In connection with the Forward Stock Split, the conversion ratio for the Company’s outstanding convertible preferred stock was proportionally adjusted such that the common stock issuable upon conversion of such preferred stock was increased in proportion to the Forward Stock Split. The par value of the common stock was not adjusted as the result of the Forward Stock Split. All references to common stock, options to purchase common stock, early exercised options, share data, per share data, convertible preferred stock (to the extent presented on an as-converted to common stock basis) and related information contained in the financial statements have been retrospectively adjusted to reflect the effect of the Forward Stock Split for all periods presented.

KRONOS BIO, INC.
Notes to Financial Statements
(Information as of June 30, 2020 and for the six months ended June 30, 2019 and 2020 is unaudited)
2.SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the accrual of research and development expenses, the fair value of investments, income tax uncertainties, the valuation of equity instruments and the incremental borrowing rate for determining the operating lease assets and liabilities. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. Actual results could differ from the Company’s estimates.
The full extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s business, results of operations and financial condition, including expenses, clinical trials and research and development costs, will depend on future developments that are highly uncertain, including as a result of new information that may emerge concerning COVID-19 and the actions taken to contain or treat COVID-19, as well as the economic impact on local, regional, national and international markets.
Unaudited Interim Financial Information
The accompanying balance sheet as of June 30, 2020, the statements of operations and comprehensive loss and of cash flows for the six months ended June 30, 2019 and 2020, and the statements of convertible preferred stock and stockholders’ equity (deficit) for the six months ended June 30, 2019 and 2020 are unaudited. The unaudited interim financial statements have been prepared on a basis consistent with the Company’s audited annual financial statements and, in the opinion of management, reflect all adjustments, consisting solely of normal recurring adjustments, necessary for the fair presentation of the Company’s financial position as of June 30, 2020 and the results of its operations and cash flows for the six months ended June 30, 2019 and 2020. The financial data and other information disclosed in these notes related to the six months ended June 30, 2019 and 2020 are unaudited. The results for the six months ended June 30, 2020 are not necessarily indicative of results to be expected for the year ending December 31, 2020, any other interim periods, or any future year or period.
Unaudited Pro Forma Information
The accompanying unaudited pro forma balance sheet and statement of convertible preferred stock and stockholders’ equity (deficit) as of June 30, 2020 have been prepared to give effect to the automatic conversion of all outstanding shares of the Company’s convertible preferred stock into an aggregate of 21,504,893 shares of its common stock as if the Company’s proposed initial public offering had occurred on June 30, 2020.
In the accompanying statements of operations and comprehensive loss, unaudited pro forma basic and diluted net loss per share for the year ended December 31, 2019 and the six months ended June 30, 2020 have been prepared to give effect to the conversion of all outstanding shares of the Company’s convertible preferred stock into shares of its common stock as if the Company’s proposed initial public offering had occurred on the later of the first day of the period presented or the issuance date of the convertible preferred stock. The shares of common stock issuable and the proceeds expected to be received in the proposed initial public offering are excluded from such pro forma financial information.
Research and Development Expenses
Research and development (R&D) expenses consist primarily of personnel costs, including salaries, benefits and stock-based compensation, discovery research performed by contract research

KRONOS BIO, INC.
Notes to Financial Statements
(Information as of June 30, 2020 and for the six months ended June 30, 2019 and 2020 is unaudited)
organizations (CROs), materials and supplies, licenses and fees and overhead allocations consisting of various support and facility-related costs. We expense R&D costs as the services are performed or the goods are received. CRO costs are a significant component of R&D expenses. We monitor levels of performance under each significant contract through communications with our CROs. We accrue costs for discovery research performed by CROs over the service periods specified in the contracts and adjust our estimates, if required, based upon our ongoing review of the level of effort and costs actually incurred by the CROs. All of our material CRO contracts are terminable by us upon written notice and we are generally only liable for actual services completed by the CRO and certain non-cancellable expenses incurred at any point of termination.
Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less from the date of purchase to be cash equivalents.
Restricted Cash
The Company had deposited cash of $2.0 million as of June 30, 2020 to secure a letter of credit in connection with the lease of the 301 Binney facility (see Note 15). The Company has classified the restricted cash as a noncurrent asset on its balance sheets.
Concentration of Credit Risk and Other Risks and Uncertainties
Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist primarily of cash and cash equivalents and investments. The primary objectives for the Company’s investment portfolio are the preservation of capital and the maintenance of liquidity. The Company does not enter into any investment transaction for trading or speculative purposes.
The Company’s investment policy limits investments to certain types of instruments such as certificates of deposit, money market instruments, obligations issued by the U.S. government and U.S. government agencies as well as corporate debt securities, and places restrictions on maturities and concentration by type and issuer. The Company maintains cash balances in excess of amounts insured by the FDIC and concentrated within a limited number of financial institutions. The accounts are monitored by management and management believes that the financial institutions are financially sound, and, accordingly, minimal credit risk exists with respect to these financial institutions. As of December 31, 2018 and 2019 and June 30, 2020, the Company has not experienced any credit losses in such accounts or investments.
The Company is subject to a number of risks common for biopharmaceutical companies, including, but not limited to, dependency on the clinical and commercial success of its product candidates, ability to obtain regulatory approval of its product candidates, the need for substantial additional financing to achieve its goals, uncertainty of broad adoption of its approved products, if any, by physicians and patients, significant competition, and untested manufacturing capabilities.
Investments
Investments are available-for-sale and are carried at estimated fair value. The Company’s valuations of available-for-sale securities are generally derived from independent pricing services based upon quoted prices in active markets for similar securities, with prices adjusted for yield and number of days to maturity, or based on industry models using data inputs, such as interest rates and prices that can be directly observed or corroborated in active markets. Management determines the appropriate classification of its investments in debt securities at the time of purchase. Investments with original maturities beyond three months at the date of purchase and which mature at, or less than 12 months from, the balance sheet date are classified as short-term investments.

KRONOS BIO, INC.
Notes to Financial Statements
(Information as of June 30, 2020 and for the six months ended June 30, 2019 and 2020 is unaudited)
Unrealized gains and losses are excluded from earnings and are reported as a component of comprehensive loss. The Company periodically evaluates whether declines in fair values of its available-for-sale securities below their book value are other-than-temporary. This evaluation consists of several qualitative and quantitative factors regarding the severity and duration of the unrealized loss as well as the Company’s ability and intent to hold the available-for-sale security until a forecasted recovery occurs. Additionally, the Company assesses whether it has plans to sell the security or it is more likely than not that it will be required to sell any available-for-sale securities before recovery of its amortized cost basis. Realized gains and losses and declines in fair value judged to be other than temporary, if any, on available-for-sale securities are included in interest income (expense), net. The cost of investments sold is based on the specific-identification method. Interest income on investments is included in interest income (expense), net on the Company’s statements of operations and comprehensive loss.
Fair Value Measurement
Assets and liabilities recorded at fair value on a recurring basis in the balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance on fair value measurements establishes a three-tier fair value hierarchy for disclosure of fair value measurements as follows:
Level 1—Observable inputs such as unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
Level 2—Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
Level 3— Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
Property and Equipment, Net
Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are recognized using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the lesser of their useful lives or the remaining life of the lease. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from the balance sheet and the resulting gain or loss is reflected in operations in the period realized. Repairs and maintenance costs are expensed as incurred.
Estimated useful lives in years are generally as follows:

Description	Estimated Useful Life
Lab equipment	3 to 7 years
Leases
The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (ROU) assets, current portion of operating lease liabilities, and noncurrent operating lease liabilities on the Company’s balance sheet. Finance leases are included in property and equipment, current portion of other liabilities, and other noncurrent liabilities on the balance sheet.

KRONOS BIO, INC.
Notes to Financial Statements
(Information as of June 30, 2020 and for the six months ended June 30, 2019 and 2020 is unaudited)
ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease payments and initial direct costs incurred, net of lease incentives. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company elected to exclude from its balance sheets recognition of leases having a term of 12 months or less (short-term leases) and elected to not separate lease components and non-lease components for its long-term real-estate leases.
Impairment of Long-Lived Assets
Long-lived assets, including property and equipment, are reviewed for impairment whenever facts or circumstances either internally or externally may suggest that the carrying value of an asset or asset group may not be recoverable. Should there be an indication of impairment, the Company tests for recoverability by comparing the estimated undiscounted future cash flows expected to result from the use of the asset or asset group and its eventual disposition to the carrying amount of the asset or asset group. Any excess of the carrying value of the asset or asset group over its estimated fair value is recognized as an impairment loss.
Stock-Based Compensation
The Company measures stock-based awards granted to employees and nonemployees based on the fair value on the date of the grant and recognizes stock-based compensation expense of those awards over the requisite service period, which is generally the vesting period of the respective award. The Company calculates the fair value measurement of stock options using the Black-Scholes option-pricing model. Forfeitures are accounted for as they occur. As of December 31, 2018 and 2019 and June 30, 2020, the Company has only issued stock options with service-based vesting conditions and records the expense for these awards using the straight-line method.
Income Taxes
The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax bases of the assets and liabilities using the enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance against deferred tax assets is recorded if, based on the weight of the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.
The Company accounts for uncertainty in income taxes recognized in the financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

KRONOS BIO, INC.
Notes to Financial Statements
(Information as of June 30, 2020 and for the six months ended June 30, 2019 and 2020 is unaudited)
Comprehensive Loss
Comprehensive loss includes net loss as well as other changes in stockholders’ equity (deficit) that result from transactions and economic events other than those with stockholders. For the year ended December 31, 2019 and the six months ended June 30, 2020, other comprehensive loss consisted of unrealized gains and losses from available-for-sale securities. There was no difference between net loss and comprehensive loss for the year ended December 31, 2018 and the six months ended June 30, 2019.
Net Loss Per Share
Basic net loss per share is computed using the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share is computed using the sum of the weighted-average number of shares of common stock outstanding during the period and the effect of dilutive securities.
In periods in which the Company reports a net loss, diluted net loss per share is the same as basic net loss per share, since dilutive shares of common stock are not assumed to have been issued if their effect is anti-dilutive.
Recently Adopted Accounting Pronouncements
In August 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2018-13, Fair Value Measurement (Topic 820) Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (ASU 2018-13). The Company adopted ASU No. 2018-13 on January 1, 2019. This standard modifies certain disclosure requirements on fair value measurements. The adoption of this standard did not have a material impact on the Company’s financial statements.
In June 2018, the FASB issued ASU No. 2018-07, Improvements to Nonemployee Share-Based Payment Accounting (ASU 2018-07). The new standard involves several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. Early adoption is permitted for any entity in any interim or annual period for which financial statements have not been issued or made available for issuance, but not before an entity adopts Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers. The Company elected to early adopt ASU 2018-07 on January 1, 2018 and has reflected the adoption in its financial statements.
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) Section A—Leases: Amendments to the FASB Accounting Standards Codification (ASU 2016-02 or ASC 842). The new standard revised guidance related to leases to increase transparency and comparability among organizations by requiring the recognition of ROU assets and lease liabilities on the balance sheet. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The Company elected to early adopt the standard effective January 1, 2018 and elected the available practical expedients on adoption.
In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows, Restricted Cash (ASU 2016-18). This ASU requires changes in restricted cash during the period to be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. If cash, cash equivalents and restricted cash are presented in more than one line item on the balance sheet, the new guidance requires a reconciliation of the total in the statement of cash flows to the related captions in the balance sheet. The Company elected to adopt ASU 2016-18 on January 1, 2019 and has reflected the adoption in its financial statements. A reconciliation of the cash,

KRONOS BIO, INC.
Notes to Financial Statements
(Information as of June 30, 2020 and for the six months ended June 30, 2019 and 2020 is unaudited)
cash equivalents, and restricted cash reported within the balance sheet that sum to the total of the same amounts shown in the statement of cash flows is as follows:

	December 31,		June 30,
	2018	2019	2019	2020
			(unaudited)
		(in thousands)
Cash and cash equivalents	$10,226	$32,570	$57,501	$37,966
Restricted cash	—	—	—	2,026
Total cash, cash equivalents and restricted cash as shown on the consolidated statements of cash flows	$10,226	$32,570	$57,501	$39,992
In addition, the Company adopted ASU No 2016-15, Statement of Cash Flow (ASU 2016-15) in 2019. The guidance reduces diversity in how certain cash receipts and cash payments are presented and classified in the statements of cash flows. The adoption of ASU 2016-15 did not have a material impact on the Company’s financial statements.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses: Measurement of Credit Losses on Financial Instruments and also issued subsequent amendments to the initial guidance: ASU 2018-19, ASU 2019-04, ASU 2019-05, and ASU 2019-11. The standard requires measurement and recognition of expected credit losses for financial assets by requiring an allowance to be recorded as an offset to the amortized cost of such assets. For available-for-sale debt securities, expected credit losses should be estimated when the fair value of the debt securities is below their associated amortized costs. The standard will become effective for the Company in the first quarter of 2020, with early adoption permitted beginning the first quarter of 2019. The modified retrospective approach should be applied upon adoption of this new guidance. The Company’s financial instruments that are in the scope of ASU 2016-13 include available-for-sale debt securities. The Company adopted this standard on January 1, 2020 and this amendment did not have a material impact on its financial statements.
In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which simplifies the accounting for income taxes, eliminates certain exceptions within ASC 740, Income Taxes, and clarifies certain aspects of the current guidance to promote consistency among reporting entities. This guidance will be effective for the Company in the first quarter of 2021 on a prospective basis, and early adoption is permitted. The Company has adopted this standard as of January 1, 2020, which did not have a material impact on its financial statements.
3.FAIR VALUE MEASUREMENTS
The Company follows authoritative accounting guidance, which among other things, defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability.
The Company measures and reports its cash equivalents and investments at fair value.

KRONOS BIO, INC.
Notes to Financial Statements
(Information as of June 30, 2020 and for the six months ended June 30, 2019 and 2020 is unaudited)
Financial assets subject to fair value measurements on a recurring basis and the level of inputs used in such measurements by major security type as of December 31, 2019 and June 30, 2020 were as follows:

	December 31, 2019
	Level 1	Level 2	Level 3	Fair Value
	(in thousands)
Financial Assets:
Money market funds	$112	$—	$—	$112
Certificates of deposit	1,715	—	—	1,715
Commercial paper	—	4,489	—	4,489
Corporate bonds	—	26,432	—	26,432
U.S. agency securities	—	1,499	—	1,499
U.S. treasury securities	36,880	—	—	36,880
Total financial assets	$38,707	$32,420	$—	$71,127

	June 30, 2020
	Level 1	Level 2	Level 3	Fair Value
	(unaudited)
		(in thousands)
Financial Assets:
Money market funds	$32,332	$—	$—	$32,332
Certificates of deposit	1,238	—	—	1,238
Corporate bonds	—	16,704	—	16,704
U.S. treasury securities	25,555	—	—	25,555
Total financial assets	$59,125	$16,704	$—	$75,829
The Company had no financial assets subject to fair value measurements at December 31, 2018 and June 30, 2019.
The carrying amounts of accounts payable and accrued expenses approximate their fair values due to their short-term maturities. The Company’s Level 2 securities are valued using third-party pricing sources. The pricing services utilize industry standard valuation models, including both income- and market-based approaches, for which all significant inputs are observable, either directly or indirectly.
The Company did not have any financial assets or liabilities during any of the periods presented in the accompanying financial statements that required Level 3 inputs. There were no transfers of assets between the fair value measurement levels during any of the periods presented in the accompanying financial statements.

KRONOS BIO, INC.
Notes to Financial Statements
(Information as of June 30, 2020 and for the six months ended June 30, 2019 and 2020 is unaudited)
4.INVESTMENTS
The fair value and amortized cost of available-for-sale securities by major security type as of December 31, 2019 and June 30, 2020 were as follows:

	December 31, 2019
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(in thousands)
Money market funds	$112	$—	$—	$112
Certificates of deposit	1,715	—	—	1,715
Commercial paper	4,490	—	(1)	4,489
Corporate bonds	26,444	1	(13)	26,432
U.S. agency securities	1,500	—	(1)	1,499
U.S. treasury securities	36,884	1	(5)	36,880
Total cash equivalents and investments	$71,145	$2	$(20)	$71,127

	June 30, 2020
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(unaudited)
		(in thousands)
Money market funds	$32,332	$—	$—	$32,332
Certificates of deposit	1,225	13	—	1,238
Corporate bonds	16,649	55	—	16,704
U.S. treasury securities	25,459	96	—	25,555
Total cash equivalents and investments	$75,665	$164	$—	$75,829
These available-for-sale securities were classified on the Company’s balance sheets as of December 31, 2019 and June 30, 2020 as:

	Fair Value
	December 31, 2019	June 30, 2020
		(unaudited)
	(in thousands)
Cash equivalents	$6,751	$32,332
Short-term investments	59,614	43,497
Long-term investments	4,762	—
Total cash equivalents and investments	$71,127	$75,829
The Company had no available-for-sale securities as of December 31, 2018 and June 30, 2019.

KRONOS BIO, INC.
Notes to Financial Statements
(Information as of June 30, 2020 and for the six months ended June 30, 2019 and 2020 is unaudited)
The fair values of available-for-sale debt investments by contractual maturity as of December 31, 2019 and June 30, 2020 were as follows:

	December 31, 2019	June 30, 2020
		(unaudited)
	(in thousands)
Due in 1 year or less	$66,253	$43,497
Due in 1 to 2 years	4,762	—
Instruments not due at a single maturity date	112	32,332
Total cash equivalents and investments	$71,127	$75,829
As of December 31, 2019 and June 30, 2020, the remaining contractual maturities of available-for-sale securities were less than 18 months and 12 months, respectively. There have been no significant realized losses on available-for-sale securities for any of the periods presented in the accompanying financial statements. Based on the Company’s review of its available-for-sale securities, the Company believes that it had no other-than-temporary impairments on these securities as of December 31, 2019 and June 30, 2020 because the Company does not intend to sell these securities nor does it believe that it will be required to sell these securities before the recovery of their amortized cost basis. Gross realized gains and gross realized losses were immaterial for any of the periods presented in the accompanying financial statements.
5.PREPAID EXPENSES AND OTHER CURRENT ASSETS
Prepaid expenses and other current assets consisted of the following as of December 31, 2018 and 2019 and June 30, 2020:

	December 31,
	2018	2019	June 30, 2020
			(unaudited)
		(in thousands)
Accrued interest on short-term available-for-sale securities	$—	$198	$174
Prepaid equipment service contracts	24	191	305
Prepaid external research and development	—	113	28
Prepaid software	131	180	433
Prepaid insurance	16	23	13
Prepaid rent	132	196	14
Other prepaid expenses	12	218	110
Total prepaid expenses and other current assets	$315	$1,119	$1,077

KRONOS BIO, INC.
Notes to Financial Statements
(Information as of June 30, 2020 and for the six months ended June 30, 2019 and 2020 is unaudited)
6.PROPERTY AND EQUIPMENT, NET
Property and equipment, net consisted of the following as of December 31, 2018 and 2019 and June 30, 2020:

	December 31,
	2018	2019	June 30, 2020
			(unaudited)
		(in thousands)
Property and equipment:
Lab equipment	$1,037	$3,978	$4,863
Finance lease on R&D equipment	139	139	139
Construction in progress	—	50	1,568
Total property and equipment	1,176	4,167	6,570
Less: Accumulated depreciation and amortization	(91)	(446)	(789)
Total property and equipment, net	$1,085	$3,721	$5,781
Depreciation and amortization expense was $0.1 million, $0.4 million, $0.1 million and $0.3 million for the years ended December 31, 2018 and 2019, and the six months ended June 30, 2019 and 2020, respectively.
7.ACCRUED EXPENSES AND CURRENT PORTION OF OTHER LIABILITIES
Accrued expenses consisted of the following as of December 31, 2018 and 2019 and June 30, 2020:

	December 31,		June 30,
	2018	2019	2020
			(unaudited)
		(in thousands)
Accrued compensation	$165	$528	$690
Accrued franchise tax	9	43	25
External research and development	23	241	128
Other accrued expenses	—	6	—
Total accrued expenses	$197	$818	$843
Current portion of other liabilities consist of the following as of December 31, 2018 and 2019 and June 30, 2020:

	December 31,		June 30,
	2018	2019	2020
			(unaudited)
		(in thousands)
Current portion of finance lease liability	$30	$32	$22
Current portion of unvested early exercised share liability	59	56	691
Total current portion of other current liabilities	$89	$88	$713

KRONOS BIO, INC.
Notes to Financial Statements
(Information as of June 30, 2020 and for the six months ended June 30, 2019 and 2020 is unaudited)
8.PREFERRED STOCK
As of each balance sheet date, the Preferred Stock (as defined below) consisted of the following as of December 31, 2018 and 2019 and June 30, 2020:

	December 31, 2018
	Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
	(in thousands, except share amounts)
Series Seed Preferred Stock	7,850,000	7,806,977	$17,985	$18,016	8,236,347
Total	7,850,000	7,806,977	$17,985	$18,016	8,236,347

	December 31, 2019
	Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
	(in thousands, except share amounts)
Series Seed Preferred Stock	7,806,977	7,806,977	$17,985	$18,016	8,236,347
Series A Preferred Stock	13,700,000	13,697,916	104,922	105,000	14,451,278
Total	21,506,977	21,504,893	$122,907	$123,016	22,687,625

	June 30, 2020
	Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Preference	Common Stock Issuable Upon Conversion
	(unaudited)
	(in thousands, except share amounts)
Series Seed Preferred Stock	7,806,977	7,806,977	$17,985	$18,016	8,236,347
Series A Preferred Stock	13,700,000	13,697,916	104,922	105,000	14,451,278
Total	21,506,977	21,504,893	$122,907	$123,016	22,687,625
Series Seed
On May 22, 2018, the Company completed a private placement (Series Seed Financing) in which it issued an aggregate of 7,806,977 shares of its Series Seed Convertible Preferred Stock (Series Seed Preferred Stock) for aggregate gross proceeds of $18.0 million. The Series Seed Financing consisted of (i) the issuance by the Company of 4,983,330 shares of its Series Seed Preferred Stock at a purchase price of $2.30769 per share, for gross proceeds of $11.5 million less issuance costs of $31,000, and (ii) upon the closing of the Series Seed Financing, the issuance by the Company of 2,823,647 shares of its Series Seed Preferred Stock also at a price of $2.30769 per share. These additional shares were issued by the Company as a result of the conversion of an aggregate $6.4 million principal amount of then outstanding convertible notes that were originally issued in 2017 and 2018 (the Convertible Notes), as well as the conversion of $76,000 of related accrued interest.
In connection with the Series Seed Financing, for so long as at least 3,903,488 shares of the Series Seed Preferred Stock remain outstanding, the holders of the Series Seed Preferred Stock voting as a separate class shall have the right to elect two directors to the Company’s board of directors (Board of Directors), one of which shall be designated by Omega Cambridge SPV, LP and the other by the remaining holders of Series Seed Preferred Stock. Moreover, for so long as at least 3,903,488 shares of

KRONOS BIO, INC.
Notes to Financial Statements
(Information as of June 30, 2020 and for the six months ended June 30, 2019 and 2020 is unaudited)
the Series Seed Preferred Stock remain outstanding, the affirmative vote of at least two-thirds of the shares of Series Seed Preferred Stock then outstanding is required for the Company to take certain corporate actions. The holders of Series Seed Preferred Stock are entitled to payment of all accrued dividends prior to the payment of any dividends to the holders of common stock.
The Series Seed Preferred Stock contains certain fundamental change provisions that allow the holder to redeem the Preferred Stock for cash only if certain events occur, such as a liquidation event. As redemption under these circumstances is not solely within the Company’s control, the Company has classified its Series Seed Preferred Stock outside of stockholders’ equity (deficit). The Company did not adjust the carrying values of the Preferred Stock to the liquidation values of such shares since a liquidation event was not probable at any of the reporting dates. Subsequent adjustments to increase or decrease the carrying values to the ultimate liquidation values will be made only if and when it becomes probable that such a liquidation event will occur.
Series A
On July 1, 2019, the Company completed a private placement (the Series A Financing) in which it issued 13,697,916 shares of its Series A Convertible Preferred Stock (Series A Preferred Stock) at a purchase price of $7.6654 per share, for aggregate gross proceeds of $105.0 million less issuance costs of $78,000.
Along with the holders of the Company’s common stock, the holders of the Series Seed Preferred Stock and the Series A Preferred Stock (collectively, the Preferred Stock) are entitled to one vote on all matters submitted to the holders of common stock for each share of common stock into which the Preferred Stock would be converted as of the record date for such vote based on the conversion ratio then in effect. In addition, the holders of the Preferred Stock are entitled to vote as a separate class with respect to any change in the rights of the Preferred Stock, any amendment to the Company’s amended and restated certificate of incorporation, any increase in the number of shares of Preferred Stock, or the authorization, creation or issuance of any class or series of capital stock ranking senior to or of equal seniority with the Preferred Stock.
In connection with the Series A Financing, for so long as at least 6,848,958 shares of Series A Preferred Stock remain outstanding, the holders of the Series A Preferred Stock voting as a separate class shall have the right to elect two (2) directors to the Board of Directors. Moreover, for so long as at least 6,848,958 shares of Series A Preferred Stock remain outstanding, the affirmative vote of at least two-thirds of the Series A Preferred Stock then outstanding is required for the Company to take certain corporate actions. The holders of Series A Preferred Stock are entitled to payment of all accrued dividends prior to the payment of any dividends to the holders of common stock.
The Series A Preferred Stock contains certain fundamental change provisions that allow the holder to redeem the preferred stock for cash only if certain events occur, such as a liquidation event. As redemption under these circumstances is not solely within the Company’s control, the Company has classified its Series A Preferred Stock outside of stockholders’ equity (deficit). The Company did not adjust the carrying values of the Preferred Stock to the liquidation values of such shares since a liquidation event was not probable at any of the reporting dates. Subsequent adjustments to increase or decrease the carrying values to the ultimate liquidation values will be made only if and when it becomes probable that such a liquidation event will occur.
The holders of the Preferred Stock have various rights, preferences and privileges as follows:
Optional Conversion Rights
Each share of Preferred Stock shall be convertible, at the option of the holder, into such number of fully paid shares of the Company’s common stock as is determined by dividing the original issuance price by the conversion price in effect at the time of conversion. As of December 31, 2019, the initial conversion

KRONOS BIO, INC.
Notes to Financial Statements
(Information as of June 30, 2020 and for the six months ended June 30, 2019 and 2020 is unaudited)
price per share of Preferred Stock is equivalent to the original issue price. The original issuance price was $2.30769 per share for the Series Seed Preferred Stock. The original issuance price was $7.6654 per share for the Series A Preferred Stock. Based on the conversion ratios in effect as of December 31, 2019, the Series Seed Preferred Stock and Series A Preferred Stock will each convert on a one-for-one basis into shares of the Company’s common stock. The respective applicable conversion price is subject to adjustment upon any future stock splits or stock combinations, reclassifications or exchanges of similar stock, upon a reorganization, merger or consolidation of the Company, or upon the issuance or sale by the Company of common stock for consideration less than the applicable conversion price.
Mandatory Conversion Rights
Each share of Preferred Stock automatically converts into the number of shares of the Company’s common stock determined in accordance with the conversion rate upon any of the following: (i) written consent of the Requisite Preferred Majority, defined in the Company’s amended and restated certificate of incorporation as (a) at least 60% of the outstanding shares of the Series Seed Preferred Stock, voting together as a single class, and (b) holders of at least 67% of the outstanding shares of Series A Preferred Stock or (ii) the closing of a public offering in which the gross cash proceeds are at least $25.0 million.
Dividends
The holders of the outstanding shares of Preferred Stock are entitled to first receive, when and if declared by the Board of Directors, a dividend at least equal to the dividend payable on common stock as if all shares of Preferred Stock had been converted to common stock. No dividends had been declared by the Board of Directors as of December 31, 2019 and June 30, 2020.
Liquidation
In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, the holders of Preferred Stock shall be entitled to receive pro rata, prior and in preference to any distribution to the holders of the common stock, an amount equal to the greater of: (i) the original issuance prices of each series (in each case, as adjusted for stock splits, stock dividends or distributions, recapitalizations, and similar events) and all declared but unpaid dividends, if any or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted to common stock. If the assets and funds to be distributed among the holders of Preferred Stock are insufficient to permit the payment to such holders, then the entire assets and funds of the Company legally available for distribution will be distributed ratably among the holders of Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.
Voting Rights
Each share of Preferred Stock has a number of votes equal to the number of shares of common stock into which it is convertible. The holders of Series Seed Preferred Stock, exclusively and as a separate class, shall be entitled to elect two members of the Board of Directors. The holders of Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect two members of the Board of Directors. The holders of the Company’s common stock have the right to elect two members of the Board of Directors. The holders of the Company’s common stock and the Preferred Stock, voting together as a single class on an as-converted basis, are entitled to elect the balance of the total number of Board of Directors.
9.COMMON STOCK
Pursuant to the Company’s amended and restated certificate of incorporation, filed on July 1, 2019, the Company is authorized to issue up to 40,000,000 shares of its common stock, par value $0.001.

KRONOS BIO, INC.
Notes to Financial Statements
(Information as of June 30, 2020 and for the six months ended June 30, 2019 and 2020 is unaudited)
Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company's stockholders. Subject to the rights of the Preferred Stock, holders of the Company’s common stock are entitled to receive dividends, as may be declared by the Board of Directors.
10.STOCK-BASED COMPENSATION
2017 Equity Incentive Plan
The Company's 2017 Equity Incentive Plan, as amended (the 2017 Plan), provides that the Company may sell or issue shares of common stock or restricted common stock, or to grant incentive stock options or nonqualified stock options for the purchase of shares of common stock, to employees, members of the Board of Directors, and consultants of the Company. The exercise prices, vesting, and other restrictions are determined at the discretion of the Board of Directors, or a designated committee thereof, except that the exercise price per share of stock options may not be less than 100% of the fair market value of the common share on the date of grant and the term of stock option may not be greater than 10 years. The Company recognizes the impact of forfeitures on stock-based compensation expense as forfeitures occur. The Company applies the straight-line method of expense recognition to all awards with only service-based vesting conditions. Vesting periods are determined at the discretion of the Board of Directors. Stock options typically vest over four years. The maximum contractual term is 10 years.
As of December 31, 2019 and June 30, 2020, the total number of shares of the Company’s common stock that may have been issued was 3,692,500 and 6,330,000 shares, respectively. As of December 31, 2019 and June 30, 2020, there were 1,365,647 and 1,969,065 shares, respectively, reserved by the Company under the 2017 Plan for the future issuance of equity awards.
Stock Option Valuation
The Company estimates the fair value of each stock option grant on the date of grant using the Black-Scholes option-pricing model. This model requires the use of highly subjective assumptions to determine the fair value of stock-based awards, including:
•Fair Value of Common Stock—In order to determine the fair value of the Company’s common stock underlying option grants, the Board of Directors considered, among other things, valuations of the Company’s common stock prepared by an unrelated third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Other objective and subjective factors considered included the Company’s stage of development and material risks related to its business, the progress of its research and development programs, its business conditions and projections, its financial position and its historical and forecasted performance and operating results, the lack of an active public market for its securities, its Preferred Stock, biopharmaceutical company performance, the likelihood of achieving a liquidity event, the hiring of key personnel and the experience of management, industry trends and developments, and external market conditions and industry trends.
•Expected Term—The expected term represents the period that the stock-based awards are expected to be outstanding. The Company uses the simplified method to determine the expected term, which is based on the average of the time-to-vesting and the contractual life of the options.
•Expected Volatility—Since the Company is not yet a public company and does not have any trading history for its common stock, the expected volatility is estimated based on the average historical volatilities of common stock of comparable publicly traded entities over a period equal to the expected term of the stock option grants. The comparable companies are chosen based on their size, stage in the product development cycle or area of specialty. The Company will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own stock price becomes available.

KRONOS BIO, INC.
Notes to Financial Statements
(Information as of June 30, 2020 and for the six months ended June 30, 2019 and 2020 is unaudited)
•Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the expected term of the awards.
•Expected Dividend—The Company has never paid dividends on its common stock and has no plans to pay dividends on its common stock. Therefore, the Company used an expected dividend yield of zero.
The Black-Scholes option-pricing model assumptions that the Company used to determine the grant-date fair value of stock options for the years ended December 31, 2018 and 2019, and the six months ended June 30, 2019 and June 30, 2020, were as follows, presented on a weighted-average basis:

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
			(unaudited)
Fair value of common stock per share	$0.24	$2.27	$0.76	$2.66
Expected term (in years)	6.08	6.07	6.07	5.99
Expected volatility	67.93%	70.20%	82.05%	72.26%
Risk-free interest rate	2.85%	1.81%	2.52%	1.14%
Expected dividend	—%	—%	—%	—%
The weighted-average grant-date fair value per share of stock options granted, using the assumptions listed above, was $0.16, $1.42, $0.54, and $1.69 for the years ended December 31, 2018 and 2019 and the six months ended June 30, 2019 and June 30, 2020, respectively. The weighted-average grant-date fair value per share of stock options vested was $0.03, $0.14, $0.08, and $0.22 for the years ended December 31, 2018 and 2019 and the six months ended June 30, 2019 and June 30, 2020, respectively.

KRONOS BIO, INC.
Notes to Financial Statements
(Information as of June 30, 2020 and for the six months ended June 30, 2019 and 2020 is unaudited)
Stock Options
Stock option activity under the 2017 Plan as of December 31, 2019 and June 30, 2020 is summarized as follows:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
			(in years)	(in thousands)
Balance at December 31, 2018	1,516,321	$0.23	9.41	$3,484
Granted	803,060	2.27
Forfeited	(6,594)	0.76
Exercised	(586,554)	0.20
Balance at December 31, 2019	1,726,233	$1.19	9.05	$2,310
Exercisable at December 31, 2019	20,432	$0.90	8.79	$33
Unvested and expected to vest at December 31, 2019	1,705,801	$1.20	9.05	$2,277

Balance at December 31, 2019	1,726,233	$1.19	9.05	$3,586
Granted (unaudited)	2,034,082	2.66
Exercised (unaudited)	(237,847)	0.56
Balance at June 30, 2020 (unaudited)	3,522,468	$2.08	9.23	$4,191
Exercisable at June 30, 2020 (unaudited)	50,970	$1.10	8.56	$111
Unvested and expected to vest at June 30, 2020 (unaudited)	3,471,498	$2.09	9.24	$4,080
The aggregate intrinsic values of options outstanding, exercisable, vested and expected to vest were calculated as the difference between the exercise price of the options and the estimated fair value of the Company’s common stock, as determined by the Board of Directors, as of the end of the respective period. The intrinsic value of options exercised for the years ended December 31, 2018 and 2019 and the six months ended June 30, 2019 and 2020 was $10,000, $0.7 million, $0.2 million and $0.5 million respectively, determined as of the applicable date of exercise. There was no future tax benefit related to options exercised, as the Company had accumulated net operating losses as of December 31, 2019 and 2018 and June 30, 2020.
Stock-Based Compensation
Stock-based compensation expense was classified in the Company’s statements of operations and comprehensive loss for the years ended December 31, 2018 and 2019 and the six months ended June 30, 2019 and June 30, 2020 as follows:

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
			(unaudited)
	(in thousands)
Research and development expenses	$8	$59	$11	$295
General and administrative expenses	22	54	26	186
Total stock-based compensation expense	$30	$113	$37	$481
As of December 31, 2019, total unrecognized compensation cost related to the unvested share-based awards was $1.3 million, which is expected to be recognized over a weighted average period of 3.64

KRONOS BIO, INC.
Notes to Financial Statements
(Information as of June 30, 2020 and for the six months ended June 30, 2019 and 2020 is unaudited)
years. As of June 30, 2020, total unrecognized compensation cost related to the unvested share-based awards was $4.6 million, which is expected to be recognized over a weighted average period of 3.36 years.
Early Exercised Options
The Company allows certain of its employees and its consultants to exercise options granted under the 2017 Plan prior to vesting. The shares related to early exercised stock options are subject to the Company’s lapsing repurchase right upon termination of employment or service on the Board of Directors at the lesser of the original purchase price or fair market value at the time of repurchase. In order to vest, the holders are required to provide continued service to the Company. The early exercise by an employee or consultant of a stock option is not considered to be a substantive exercise for accounting purposes, and therefore, the payment received by the employer for the exercise price is recognized as a liability. For accounting purposes, unvested early exercised shares are not considered issued and outstanding and therefore not reflected as issued and outstanding in the accompanying statements of convertible preferred stock and stockholders' equity (deficit) until the awards vest. The deposits received are initially recorded in current portion of other liabilities and other noncurrent liabilities for the noncurrent portion. The liabilities are reclassified to common stock and paid-in capital as the repurchase right lapses. During the years ended December 31, 2018 and 2019, and the six months ended June 30, 2019 and 2020, 1,248,592, 60,924, 60,924, and 700,424 shares of the Company’s common stock were early exercised, respectively. At December 31, 2018 and 2019 and June 30, 2020, there was $59,000, $56,000, and $691,000 recorded in current portion of other liabilities, and $84,000, $68,000, and $911,000 recorded in other noncurrent liabilities, respectively, related to shares held by employees and nonemployees that were subject to repurchase.
Restricted Stock
In 2017, the Company issued 538,050 restricted stock awards to a non-employee at a fair value of $0.05 per share. As of December 31, 2018 and 2019, the number of restricted stock awards vested were 107,610 in each year. As of June 30, 2020, the restricted stock awards outstanding were 161,415 which are subject to a lapsing repurchase right upon termination of the consulting agreement. In order to vest, the holder is required to provide service to the Company. For accounting purposes, unvested restricted stock awards are not considered issued and outstanding and therefore are not reflected as issued and outstanding in the accompanying statements of convertible preferred stock and stockholders’ equity (deficit) until the awards vest. The Company recorded stock-based compensation expense for this award of $5,000, $5,000, $3,000 and $3,000 for the years ended December 31, 2018 and 2019 and the six months ended June 30, 2019 and 2020, respectively, in research and development in the statements of operations and comprehensive loss.
11.INCOME TAXES
The Company recorded no income tax expense during the years ended December 31, 2018 and 2019 and the six months ended June 30, 2019 and 2020. The Company has incurred net operating losses for all the periods presented and has not reflected any benefit of such net operating loss carryforwards in the accompanying financial statements. The Company has established a full valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets.

KRONOS BIO, INC.
Notes to Financial Statements
(Information as of June 30, 2020 and for the six months ended June 30, 2019 and 2020 is unaudited)
Reconciliation of the income tax expense calculated at the statutory rate to our zero expense for income taxes for the years ended December 31, 2018 and 2019 were as follows:

	Year Ended December 31,
	2018	2019
	(in thousands)
Tax benefit at federal statutory rate	$(1,367)	$(3,384)
State taxes	(90)	(232)
Research tax credits	(165)	(427)
Change in valuation allowance	1,694	3,958
Other	(72)	85
Expense/(Benefit) for income taxes	$—	$—
The Company's deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets or liabilities for financial reporting purposes and the amounts used for income tax purposes as of December 31, 2018 and 2019. Significant components of the Company's deferred tax assets and liabilities are as follows:

	Year Ended December 31,
	2018	2019
	(in thousands)
Deferred tax assets:
Lease liabilities	$191	$119
Stock-based compensation	6	4
Accrued compensation	40	127
Net operating loss carryforwards	1,614	5,276
Tax credit carryforwards	146	496
Other	19	1
Total deferred tax assets	2,016	6,023
Deferred tax liabilities:
Right-of-use assets	(184)	(114)
Fixed assets	(54)	(173)
Total deferred tax liabilities	(238)	(287)
Net deferred tax assets	1,778	5,736
Valuation allowance	(1,778)	-5736
Net deferred tax assets	$—	$—
The Company records a valuation allowance for certain temporary differences for which it is more likely than not that it will not receive future tax benefits. The Company assesses its past earnings history, income tax planning and projections of future net income when determining whether it is more likely than not future tax benefits will be realized. Based on current history of losses, the Company has maintained a full valuation allowance. The valuation allowance increased by $1.7 million and $4.0 million during the years ended December 31, 2018 and 2019, respectively.

KRONOS BIO, INC.
Notes to Financial Statements
(Information as of June 30, 2020 and for the six months ended June 30, 2019 and 2020 is unaudited)
The following table sets forth our federal and state net operating loss and research credit carryforwards as of December 31, 2019:

	Amount	Expiration
	(in thousands)
Net operating losses, federal	$22,837	Indefinite
Net operating losses, federal	$601	2037
Net operating losses, state	$11,581	2037-2039
Tax credits, federal	$299	2037-2039
Tax credits, state	$307	2032-2034
Current federal and state tax laws include substantial restrictions on the utilization of net operating loss and tax credit carryforwards in the event of an ownership change as defined under Section 382 of the Internal Revenue Code of 1986, as amended. Accordingly, the Company’s ability to use these carryforward attributes may be limited as a result of such ownership change.
The Company applies the provisions of ASC Topic 740 to account for uncertain income tax positions. A reconciliation of the beginning and ending amount of unrecognized tax benefits were as follows:

	Year Ended December 31,
	2018	2019
	(in thousands)
Balance at beginning of the year	$—	$32
Additions based on tax positions related to the current year	32	77
Additions to tax positions of prior years	—	—
Reductions of tax positions of prior years	—	—
Lapse of the applicable statute of limitations	—	—
Balance at end of the year	$32	$109
It is the Company’s policy to include penalties and interest related to income taxes as a component of income tax expense. As of December 31, 2018, and 2019 and June 30, 2020, there were no accrued interest or penalties related to uncertain tax positions. The reversal of the unrecognized tax benefits would not affect the effective tax rate to the extent that the Company continues to maintain a full valuation allowance against its deferred tax assets. Unrecognized tax benefits are not expected to change during the next 12 months. The Company is subject to examination by U.S. federal and state tax authorities for all years since its inception.
12.NET LOSS PER SHARE
The following table summarizes the computation of basic and diluted net loss per share of the Company for the years ended December 31, 2018 and 2019 and the six months ended June 30, 2019 and June 30, 2020:

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
			(unaudited)
	(in thousands, except share and per share amounts)
Net loss	$(6,721)	$(16,117)	$(6,639)	$(15,574)
Weighted-average common stock outstanding, basic and diluted	4,856,774	5,278,748	5,088,542	5,764,389
Net loss per share, basic and diluted	$(1.38)	$(3.05)	$(1.30)	$(2.70)

KRONOS BIO, INC.
Notes to Financial Statements
(Information as of June 30, 2020 and for the six months ended June 30, 2019 and 2020 is unaudited)
The Company’s potentially dilutive securities, which include the Preferred Stock and options to purchase shares of the Company's common stock, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of shares of common stock outstanding used to calculate both basic and diluted net loss per share is the same. The Company excluded the following potential shares of common stock, presented based on amounts outstanding at each stated period end, from the computation of diluted net loss per share for the years ended December 31, 2018 and 2019 and six months ended June 30, 2019 and 2020 because including them would have had an anti-dilutive effect:

	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
			(unaudited)
Convertible preferred stock	8,236,347	22,687,625	15,771,655	22,687,625
Stock options to purchase common stock	281,795	951,302	337,129	2,236,460
Early exercised stock options subject to future vesting	1,234,526	774,931	933,312	1,286,008
Restricted stock award subject to future vesting	322,830	215,220	269,025	161,415
Total	10,075,498	24,629,078	17,311,121	26,371,508
13.PRO FORMA NET LOSS PER SHARE (UNAUDITED)
Pro forma net loss per common share, basic and diluted, for the year ended December 31, 2019 and the six months ended June 30, 2020 were calculated as follows:

	Year Ended December 31, 2019	Six Months Ended June 30, 2020
		(unaudited)
	(in thousands, except share and per share amounts)
Numerator:
Net Loss	$(16,117)	$(15,574)
Denominator:
Weighted-average common stock outstanding, basic and diluted	5,278,748	5,764,389
Add: Conversion of convertible preferred stock	15,623,160	22,687,625
Pro forma weighted-average common stock outstanding	20,901,908	28,452,014
Pro forma net loss per common share, basic and diluted	$(0.77)	$(0.55)
14.COMMITMENTS AND CONTINGENCIES
Purchase Commitments
In the normal course of business, the Company enters into contracts with CROs for preclinical studies and other vendors for other services and products for operating purposes. These agreements generally provide for termination or cancellation, other than for costs already incurred.
Contingencies
In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnifications. The Company’s exposure under these agreements is unknown, because it involves claims that may be made against the

KRONOS BIO, INC.
Notes to Financial Statements
(Information as of June 30, 2020 and for the six months ended June 30, 2019 and 2020 is unaudited)
Company in the future, but have not yet been made. The Company accrues a liability for such matters when it is probable that future expenditures will be made and such expenditures can be reasonably estimated.
Indemnification
In accordance with the Company’s amended and restated certificate of incorporation and amended and restated bylaws, the Company has indemnification obligations to its officers and directors for certain events or occurrences, subject to certain limits, while they are serving in such capacity. There have been no claims to date, and the Company has a directors and officers liability insurance policy that may enable it to recover a portion of any amounts paid for future claims.
15.LEASES
In May 2020, the Company amended its month-to-month rental agreement for the 21 Erie Street, Cambridge, Massachusetts lab space, to extend its non-cancellable lease term. The amendment was executed on May 5, 2020 and has a term expiration date of May 31, 2021. As the lease term is longer that 12 months, the Company determined that this amendment requires assessment under ASC 842. In connection with the lease, the Company recognized an operating lease right-of-use asset of $2.2 million and an aggregate lease liability of $2.0 million on the June 30, 2020 balance sheet. The remaining lease term is 11 months, and the estimated incremental borrowing rate is 12.71%.
In March 2020, the Company entered into an 11-year lease agreement to move its research and development operations from 21 Erie Street, Cambridge, Massachusetts, to a 40,514 square-feet facility at 301 Binney Street, Cambridge, Massachusetts. The new lease commenced on March 1, 2020 with a monthly base rent of $0.3 million. The initial rent payment is due at the end of September 2020, with rent payments escalating 3.0% annually after the initial 12 payments. As discussed in Note 2, the Company executed a letter of credit for $2.0 million in connection with the lease. The lease includes $3.7 million in certain tenant improvement allowances, which the Company included in its calculation of the right-of-use asset in the lease at commencement. In connection with the lease, the Company recognized an operating lease right-of-use asset of $26.1 million and an aggregate lease liability of $27.5 million on the June 30, 2020 balance sheet. The remaining lease term is 10 years and 8 months, and the estimated incremental borrowing rate is 8.50%.
In July 2018, the Company entered into a lease agreement for a 4,661 square-foot office space to be used for general and administrative activities in San Mateo, California. The lease commenced on August 1, 2018 and has a 37-month initial term expiring on August 31, 2021. The lease also contains an option for the Company to extend the lease upon its initial expiration. In connection with the lease, the Company made a one-time cash security deposit in the amount of $28,000. In May 2020, the Company amended its agreement to extend the lease for its office in San Mateo, California through April 2025. The initial annual base rent is approximately $0.3 million, and such amount will increase by 3% annually on each anniversary of the commencement date. In connection with the lease, the Company recognized an operating lease ROU asset of $0.7 million, $0.5 million, and $1.2 million, and an aggregate lease liability of $0.7 million, $0.5 million, and $1.2 million as of December 31, 2018 and 2019 and June 30, 2020, respectively, on its balance sheets. The remaining lease term is 4 years and 10 months, and the estimated incremental borrowing rate is 12.07%. The Company expanded to an adjacent suite in July 2020, which will be treated as a separate lease for accounting purposes.
In March 2018, the Company entered into a finance lease for R&D equipment that has a bargain purchase option at the end of its three-year term. The finance lease is included in property and equipment, net, other current liabilities, and other noncurrent liabilities on the Company’s balance sheets.

KRONOS BIO, INC.
Notes to Financial Statements
(Information as of June 30, 2020 and for the six months ended June 30, 2019 and 2020 is unaudited)
The following table summarizes the presentation of the Company’s finance lease in its balance sheets as of December 31, 2018 and 2019, and June 30, 2020:

Balance Sheet Caption	December 31,		June 30,
	2018	2019	2020
			(unaudited)
		(in thousands)
Assets:
Property and equipment, net	$123	$103	$93
Liabilities:
Current portion of other liabilities	$30	$32	$22
Other noncurrent liabilities	37	5	—
Total finance lease liabilities	$67	$37	$22
The following table summarizes the presentation of the Company’s operating leases in its balance sheets as of December 31, 2018 and 2019, and June 30, 2020:

Balance Sheet Caption	December 31,		June 30,
	2018	2019	2020
			(unaudited)
		(in thousands)
Assets:
Operating lease assets	$715	$473	$29,488
Liabilities:
Current portion of operating lease liabilities	$248	$285	$2,166
Noncurrent operating lease liabilities	493	211	28,509
Total operating lease liabilities	$741	$496	$30,675
The following table summarizes the effect of finance lease costs in the Company’s statements of operations and comprehensive loss for the years ended December 31, 2018 and 2019 and the six months ended June 30, 2019 and 2020:

Statement of Operations and Comprehensive Loss Caption	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
			(unaudited)
		(in thousands)
Research and development	$17	$20	$10	$10
Interest income (expense), net	4	3	2	1
Total finance lease cost	$21	$23	$12	$11

KRONOS BIO, INC.
Notes to Financial Statements
(Information as of June 30, 2020 and for the six months ended June 30, 2019 and 2020 is unaudited)
The following table summarizes the effect of operating lease costs in the Company’s statements of operations and comprehensive loss for the years ended December 31, 2018 and 2019 and the six months ended June 30, 2019 and 2020:

Statement of Operations and Comprehensive Loss Caption	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
			(unaudited)
		(in thousands)
Research and development	$—	$—	$—	$1,446
General and administrative	128	310	155	501
Total operating lease cost	$128	$310	$155	$1,947
The Company made cash payments of $0.2 million, $0.3 million, $0.2 million, and $0.6 million under the lease agreements during the years ended December 31, 2018 and 2019 and the six months ended June 30, 2019 and 2020, respectively.
The undiscounted future non-cancellable lease payments under the Company's operating leases as of June 30, 2020 for the next five years and thereafter is expected to be as follows:

Period Ending December 31,	Amount
(in thousands)
Remaining six months of 2020	$2,409
2021	5,531
2022	4,542
2023	4,678
2024 and thereafter	35,564
Total undiscounted lease payments	52,724
Less: Present value adjustment	(18,335)
Less: Present value of tenant improvement allowance	(3,714)
Present value of operating lease liabilities	$30,675
16.RELATED PARTIES
On December 1, 2017, the Company entered into a three-year services agreement with Two River Consulting, LLC (Two River) to provide various clinical development, operational, managerial, accounting and financial, and administrative services to the Company. Arie Belldegrun, M.D., FACS, the Chairman of the Board of Directors, is the Chairman of Two River. Mr. Joshua Kazam and Mr. David Tanen, each a director of the Company, are each partners of Two River. Mr. Tanen additionally serves as our Corporate Secretary. Mr. Christopher Wilfong, a strategic advisor to the Company, is an Operating Partner of Two River and Mr. Sean Algeo, serving as the Company’s Treasurer, is the Chief Financial Officer of Two River. During the years ended December 31, 2018 and 2019 and the six months ended June 30, 2019 and 2020, the Company incurred expense of $0.6 million, $0.9 million, $0.4 million and $0.5 million respectively, for these services.
Some of the Company’s expenses are periodically paid by Two River. The Company reimburses Two River for these expenses and no interest is charged on the outstanding balance. These reimbursable expenses totaled $39,000 and $49,000 for the years ended December 31, 2018 and 2019, respectively, and $33,000 and $9,000 for the six months ended June 30, 2019 and 2020, respectively. As of December 31, 2019 and June 30, 2020, the Company had payables to Two River of $75,000 and

KRONOS BIO, INC.
Notes to Financial Statements
(Information as of June 30, 2020 and for the six months ended June 30, 2019 and 2020 is unaudited)
$95,000, respectively. All balances owed as December 31, 2019 were paid in full during the first quarter of 2020.
In 2019, the Company entered into a consulting agreement with Bellco Capital, LLC (Bellco) to provide various executive services to the Company. Arie Belldegrun, M.D., FACS, the Chairman of the Board of Directors, is the Chairman of Bellco. Rebecka Belldegrun, M.D., a director of the Company, is the President and Chief Executive Officer of Bellco. During the year ended December 2019 and the six months ended June 30, 2020, the Company incurred expense of $25,000 and $13,000, respectively, for these services.
17.SUBSEQUENT EVENTS
Subsequent events have been evaluated through July 31, 2020, which is the date that the financial statements were available to be issued.
San Mateo Lease Amendment
In May 2020, the Company amended its agreement to extend the lease for its office in San Mateo, California through April 2025. The initial annual base rent is approximately $0.3 million, and such amount will increase by 3.0% annually on each anniversary of the commencement date.
301 Binney Lease
In March 2020, the Company entered into an 11-year lease agreement to move its research and development operations to a 40,514 square-foot facility at 301 Binney Street, Cambridge, Massachusetts. The initial annual base rent is approximately $4.1 million and such amount will increase by 3% annually on each anniversary of the rent commencement date, which was October 2020.
Gilead Asset Purchase Agreement
In July 2020, the Company entered into an asset purchase agreement (Gilead Asset Purchase Agreement) with Gilead Sciences, Inc. (Gilead), pursuant to which the Company acquired certain assets from and assumed certain liabilities of Gilead related to entospletinib (ENTO) and lanraplenib (LANRA), and patents and other intellectual property covering or related to the development, manufacture and commercialization of ENTO and LANRA.
In consideration for such assets, on the date of the Gilead Asset Purchase Agreement, the Company made a $3.0 million upfront cash payment and issued a $3.0 million principal amount convertible promissory note to Gilead (Gilead Note). The Company also made a $0.7 million payment to reimburse Gilead for certain liabilities we assumed pursuant to the Gilead Asset Purchase Agreement. In addition, the Company is required to make milestone payments upon successful achievement of certain regulatory and sales milestones for ENTO, LANRA and other selective spleen tyrosine kinase inhibitor compounds covered by the patent rights acquired pursuant to the Gilead Asset Purchase Agreement and developed by the Company as a back-up to ENTO or LANRA (Other Compounds). Upon initiation of the Company’s planned registrational Phase 2/3 clinical trial of ENTO in combination with induction chemotherapy in acute myeloid leukemia patients with NPM1 mutations, the Company will be required to pay a milestone to Gilead of $29.0 million, and upon successful completion of certain other regulatory milestones in the United States, European Union and United Kingdom for ENTO, LANRA and any Other Compounds, across up to two distinct indications, the Company will be required to pay to Gilead an aggregate total of $51.25 million. Upon achieving certain thresholds for the aggregate annual net sales of ENTO, LANRA and any Other Compounds combined, the Company would owe to Gilead potential milestone payments totaling $115.0 million.
Gilead is also eligible to receive (i) tiered marginal royalties ranging from the very low-teens to high-teens on annual worldwide net sales of ENTO, (ii) tiered marginal royalties ranging from high-single digits

KRONOS BIO, INC.
Notes to Financial Statements
(Information as of June 30, 2020 and for the six months ended June 30, 2019 and 2020 is unaudited)
to the mid-teens on annual worldwide net sales of LANRA and (iii) tiered marginal royalties ranging from low single digits to mid-single digits on annual worldwide net sales of any Other Compounds. The royalties in the foregoing clauses are subject to reduction, on a country-by-country basis, for products not covered by certain claims within the assigned patents, for generic entry and, in the case of ENTO and LANRA, for any royalties paid for future licenses of third party intellectual property required to develop or commercialize ENTO or LANRA. The Company’s royalty obligation with respect to a given product in a given country begins upon the first commercial sale of such product in such country and ends on the latest of (i) expiration of the last claim of a defined set of the assigned patent rights covering such product in such country; (ii) loss of exclusive data or marketing rights to such product in such country; or (iii) 10 years from the first commercial sale of such product in such country.
Under the Gilead Asset Purchase Agreement, the Company is required to use commercially reasonable efforts to develop, obtain regulatory approval for and commercialize either ENTO or LANRA.
18.SUBSEQUENT EVENTS (UNAUDITED)
For its unaudited interim consolidated financial statements as of June 30, 2020 and the six-month period then ended, the Company has evaluated the effects of subsequent events through September 3, 2020, which is the date that these unaudited interim consolidated financial statements were available to be issued.
Convertible Notes
In August 2020, the Company entered into a note purchase agreement pursuant to which it sold and issued $155.2 million aggregate principal amount of convertible promissory notes (2020 Notes) and received net cash proceeds of $151.3 million. The 2020 Notes do not accrue interest and will be settled with shares of the Company’s common stock in connection with the closing of the Company’s initial public offering (IPO) at a settlement price equal to 85% of the IPO price per share. If the Company is acquired, completes a business combination resulting in a change of control or sells all or substantially all of its assets (each, a liquidation transaction) prior to the 18-month anniversary of the issuance date of the 2020 Notes, the 2020 Notes, unless previously settled into shares of common stock in the IPO, will settle into shares of the Company’s common stock at a price per share equal to 85% of the estimated fair value of the consideration per share payable to the holders of its common stock in connection with such liquidation transaction. If neither the IPO nor a liquidation transaction occurs prior to the 18-month anniversary of the issuance date of the 2020 Notes, the 2020 Notes will be converted into shares of newly designated Series B convertible preferred stock of the Company at settlement price per share that will be determined based on a stipulated $500.0 million valuation of the Company and its fully diluted capitalization as of immediately prior to the conversion of the 2020 Notes. The 2020 Notes contain additional redemption features contingent upon the occurrence of certain future events.

13,157,895 Shares
Kronos Bio, Inc.
Common Stock

Goldman Sachs & Co. LLC	Jefferies	Cowen	Piper Sandler

Through and including               , 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution.
The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale of our common stock being registered. All amounts are estimates except for the Securities and Exchange Commission (SEC) registration fee, the Financial Industry Regulatory Authority (FINRA) filing fee and The Nasdaq Global Select Market (Nasdaq) listing fee.

Item	Amount Paid or to Be Paid
SEC registration fee	$29,716
FINRA filing fee	41,356
Nasdaq listing fee	250,000
Printing expenses	165,000
Legal fees and expenses	1,800,000
Accounting fees and expenses	1,200,000
Transfer agent fees and expenses	6,500
Miscellaneous expenses	7,428
Total	$3,500,000

Item 14. Indemnification of Directors and Officers.
As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and amended and restated bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:
•any breach of the director’s duty of loyalty to us or our stockholders;
•any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or
•any transaction from which the director derived an improper personal benefit.
These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.
As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that:
•we may indemnify our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and
•the rights provided in our bylaws are not exclusive.
Our amended and restated certificate of incorporation and our amended and restated bylaws provide for the indemnification provisions described above and elsewhere herein. We have entered or will enter into, and intend to continue to enter into, separate indemnification agreements with our directors and officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also generally require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended (Securities Act).
We have purchased and currently intend to maintain insurance on behalf of each and every person who is one of our directors or officers against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.
The form of underwriting agreement for this initial public offering provides for indemnification by the underwriters of us and our officers and directors who sign this registration statement for specified liabilities, including matters arising under the Securities Act.
Item 15. Recent Sales of Unregistered Securities.
Since July 31, 2017, we have made the following sales of unregistered securities:
(1)From December 2017 to April 2018, we issued convertible promissory notes to certain individual and institutional accredited investors, pursuant to which we issued and sold $6.4 million aggregate principal amount of convertible promissory notes in exchange for $6.4 million in gross proceeds.
(2)In May 2018, we entered into a Series Seed preferred stock purchase agreement with various investors, pursuant to which we issued and sold to such investors an aggregate of 7,806,977 shares of our Series Seed convertible preferred stock at a purchase price of $2.30769 per share, and received aggregate gross proceeds of $11.5 million, which included the conversion of the convertible promissory notes described in paragraph (1) above.
(3)In July 2019, we entered into a Series A preferred stock purchase agreement with various investors, pursuant to which we issued and sold (i) to such investors an aggregate of 13,697,916 shares of our Series A convertible preferred stock at a purchase price of $7.6654 per share, and received aggregate gross proceeds of approximately $105.0 million.
(4)From December 18, 2017 to the effective date of this registration statement, we granted stock options under our 2017 equity incentive plan, as amended (the Prior Plan), to purchase up to an aggregate of 6,349,078 shares of our common stock to our employees, directors and consultants, at a weighted-average exercise price of $3.31 per share. Through the effective date of this registration statement, 2,864,491 shares of common stock were issued upon the exercise of options granted to employees, directors and consultants and the payment of $5.4 million to us was made.

(5)In July 2020, we entered into an asset purchase agreement with Gilead Sciences, Inc. (Gilead), pursuant to which we issued to Gilead a $3.0 million principal amount convertible promissory note as partial consideration under an Asset Purchase Agreement between us and Gilead. The principal terms of this convertible promissory note are described in the prospectus forming a part of this registration statement under “Business—Strategic Agreements.”
(6)In August 2020, we entered into a note purchase agreement with certain individual and accredited investors, pursuant to which we sold and issued $155.2 million aggregate principal amount of convertible promissory notes and received $151.3 million in net cash proceeds after deducting placement agent fees.
The offers, sales and issuances of the securities described in paragraphs (1) through (3), (5) and (6) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) (or Regulation D promulgated thereunder) in that the issuance of securities to the accredited investors did not involve a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor under Rule 501 of Regulation D. No underwriters were involved in these transactions.
The offers, sales and issuances of the securities described in paragraph (4) were deemed to be exempt from registration under the Securities Act in reliance on either Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701 or Section 4(a)(2) in that the issuance of securities to the accredited investors did not involve a public offering. The recipients of such securities were our employees, directors or bona fide consultants and received the securities under the Prior Plan.
Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

Item 16. Exhibits and Financial Statement Schedules.
(a) Exhibits.
The exhibits listed below are filed as part of this registration statement.

Exhibit Number	Description Of Document

1.1‡	Form of Underwriting Agreement.
2.1¥*‡	Asset Purchase Agreement, by and between the registrant and Gilead Sciences, Inc., dated July 14, 2020.
3.1‡	Third Amended and Restated Certificate of Incorporation, as amended, as currently in effect.
3.2‡	Form of Amended and Restated Certificate of Incorporation to become effective immediately prior to the closing of this offering.
3.3‡	Bylaws, as currently in effect.
3.4‡	Form of Amended and Restated Bylaws to become effective upon the closing of this offering.
4.1‡	Form of Common Stock Certificate of the registrant.
4.2¥‡	Amended and Restated Investors’ Rights Agreement, by and among the registrant and certain of its stockholders, dated July 1, 2019, as amended on August 20, 2020.
5.1	Opinion of Cooley LLP.
10.1+‡	Form of Indemnity Agreement, by and between the registrant and its directors and officers.
10.2+‡
Kronos Bio, Inc. 2017 Equity Incentive Plan (Prior Plan), as amended, and Forms of Option Agreement, Notice of Exercise, Notice of Early Exercise, Restricted Stock Grant Notice and Restricted Stock Award Agreement thereunder.

10.3+‡	Kronos Bio, Inc. 2020 Equity Incentive Plan, and Forms of Option Grant Notice, Option Agreement, Notice of Exercise, Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement thereunder.
10.4+‡	Kronos Bio, Inc. 2020 Employee Stock Purchase Plan.
10.5+¥‡	Letter Agreement, by and between the registrant and Norbert Bischofberger, Ph.D., dated April 30, 2018, as amended.
10.6+¥‡	Letter Agreement, by and between the registrant and Jorge DiMartino, M.D., Ph.D., dated September 4, 2019.
10.7+¥‡	Letter Agreement, by and between the registrant and Philip P. Gutry, dated September 19, 2018.
10.8+¥‡	Letter Agreement, by and between the registrant and Yasir Al-Wakeel, dated August 16, 2020.
10.9‡	Office Lease, by and between the registrant and DWF IV 1300 S El Camino LLC, dated July 19, 2018, as amended.
10.10‡	Lease, by and between the registrant and BMR-Rogers Street LLC, dated February 28, 2020.
10.11¥‡	License Agreement, by and between the registrant and President and Fellows of Harvard College, dated January 16, 2018.
10.12+‡	Non-Employee Director Compensation Policy.
23.1	Consent of Independent Registered Public Accounting Firm.
23.2	Consent of Cooley LLP. Reference is made to Exhibit 5.1.
24.1‡	Power of Attorney.

_______________
‡    Previously filed.
¥    Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC.
+    Indicates management contract or compensatory plan.
*    Certain portions of this exhibit are omitted because they are not material and would likely cause competitive harm to the registrant if disclosed.
(b) Financial Statement Schedules.
Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.
Item 17. Undertakings.
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
1.For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.
2.For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Mateo, State of California on October 8, 2020.

KRONOS BIO, INC.

By:	/s/ Norbert Bischofberger
Norbert Bischofberger, Ph.D. President and Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Norbert Bischofberger	President, Chief Executive Officer and Director	October 8, 2020
Norbert Bischofberger, Ph.D.	(Principal Executive Officer)

/s/ Yasir Al-Wakeel	Chief Financial Officer and Head of Corporate Development (Principal Financial and Accounting Officer)	October 8, 2020
Yasir Al-Wakeel, BM BCh

*	Chairman of the Board of Directors	October 8, 2020
Arie Belldegrun, M.D., FACS

*	Director	October 8, 2020
Rebecka Belldegrun, M.D.

*	Director	October 8, 2020
Joshua Kazam

*	Director	October 8, 2020
Jakob Loven, Ph.D.

*	Director	October 8, 2020
John C. Martin, Ph.D.

*	Director	October 8, 2020
Elena Ridloff, CFA

*	Director	October 8, 2020
Otello Stampacchia, Ph.D.

*	Director	October 8, 2020
David Tanen

*By:  /s/ Norbert Bischofberger
Norbert Bischofberger, Ph.D.